723

08002794

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dia Bras Exploration

*CURRENT ADDRESS

PROCESSED

**FORMER NAME BEST AVAILABLE COPY

MAY 28 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 34990 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/28/08

File No. 82-34990

DIA BRAS
exploration

12-31-07
AR/S

DIA BRAS EXPLORATION INC.

(AN EXPLORATION-STAGE COMPANY)

Consolidated Financial Statements

Years ended December 31, 2007 and 2006

DIA BRAS
exploration

April 29, 2008

Management's Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements and other financial information included in the annual report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on estimates and judgments of management.

Management maintains accounting systems and internal control to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by shareholders, conducted an audit on the Company's consolidated financial statements. Their report is included.
The board of directors of the company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The board of directors carries out this responsibility through its audit committee, which is composed of three members. The committee meets twice a year with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

The audit committee of the board of directors approved the Company's consolidated financial statements.

Daniel Tellechea, President and Chief Executive Officer	Leonard Teoli, Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Direct Fax (514) 205 5675

April 29, 2008

Auditor's report

To the Shareholders of Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of Dia Bras Exploration Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Dia Bras Exploration Inc.

(an exploration-stage company)

Consolidated Balance Sheets

As at December 31, 2007 and 2006

	2007	2006
	$	$
Assets		
Current assets		
Cash and cash equivalents	6,700,016	19,704,587
Trade receivable (note 4)	-	3,347,046
Sales tax and other receivables	1,609,506	3,981,826
Income taxes receivable	722,515	-
Inventories from the pilot-mining program, at cost (note 5)	608,885	471,981
Temporary investments (note 6)	167,000	340,000
Prepaid expenses	12,839	20,168
Future income tax assets (note 14)	-	758,402
	9,820,761	28,624,010
Property, plant and equipment (note 7)	233,000	-
Mining assets (note 8)	36,837,706	24,126,921
	46,891,467	52,750,931
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,254,123	830,978
Trade payable (note 4)	1,368,164	-
Income taxes payable	42,166	57,425
Deferred tenant allowance	19,188	-
	3,683,641	888,403
Excess cost recovery – pilot mining (note 8 (a) (i))	4,263,442	6,770,293
Deferred tenant allowance	68,756	-
Future income tax liabilities (note 14)	-	727,765
	8,015,839	8,386,461
Shareholders' Equity		
Share capital (note 10)	53,218,198	51,308,067
Warrants and compensation options (note 11)	-	193,603
Contributed surplus (note 13)	8,169,052	6,590,223
Deficit	(22,511,622)	(13,727,423)
	38,875,628	44,364,470
	46,891,467	52,750,931

Commitments and Contingency (notes 18 and 19)

Approved by the Board of Directors,

Thomas L. Robyn, Director

Philip Renaud, Director

Dia Bras Exploration Inc.

(an exploration-stage company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the years ended December 31, 2007 and 2006

	2007 $	2006 $
Income		
Interest income	508,750	277,440
Gain on disposal of temporary investment (note 6)	-	152,800
Gain on currency exchange	-	289,784
Miscellaneous revenues	10,954	5,000
	519,704	725,024
Expenses		
Administrative expenses	2,181,129	1,595,474
Stock-based compensation costs (note 12)	1,033,646	694,846
Interest expenses	39,180	48,898
Amortization of property, plant and equipment	64,231	-
Loss on disposal of land, exploration building and equipment	18,458	10,448
Write-off of mining assets (note 8 (iv) and (v))	1,199,891	280,117
Write-off of deferred costs – Advance on royalty payment (note 9)	-	350,000
Net loss on variation of commodity market prices	3,395,514	-
Loss on change in value of temporary investments (note 6)	413,601	
Other project costs	1,303	29,069
Loss on currency exchange	1,059,206	-
	9,406,159	3,008,852
Loss before income taxes	(8,886,455)	(2,283,828)
Future income tax provision (recovery) (note 14)		
Current	266,607	57,425
Future	30,637	(428,237)
	297,244	(370,812)
Loss and comprehensive loss	(9,183,699)	(1,913,016)
Deficit – Beginning of year	(13,727,423)	(10,605,248)
Change in accounting policy related to financial instruments (notes 2 and 6)	399,500	-
Share and warrant issue expenses	-	(1,209,159)
Deficit – End of the year	(22,511,622)	(13,727,423)
Basic and diluted loss per share	(0.08)	(0.02)
Basic and diluted weighted average number of outstanding shares	110,528,551	89,634,481

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006

	2007 $	2006 $
Cash flows from		
Operating activities		
Loss	(9,183,699)	(1,913,016)
Adjustments for		
Gain on disposal of temporary investments (note 6)	-	(152,800)
Stock-based compensation costs (note 12)	1,033,646	694,846
Loss or change in value of temporary investments (note 6)	413,601	-
Future income taxes (note 14)	30,637	(428,237)
Write-off of mining assets (note 8 (iv) and (v))	1,199,891	280,117
Loss on disposal of land, exploration building and equipment	18,458	10,448
Amortization of property, plant and equipment	64,231	-
Amortization of deferred tenant allowance	(15,990)	-
Unrealized loss on commodity market price	2,527,411	-
Write-off of deferred costs – Advance on royalty payment (note 9)	-	350,000
	(3,911,814)	(1,158,642)
Changes in non-cash working capital items (note 16)	1,869,558	(3,089,719)
	(2,042,256)	(4,248,361)
Financing activities		
Obligation related to assets under capital lease	-	(228,851)
Issuance of share capital	1,488,813	20,829,934
Share issue expenses	-	(1,015,556)
	1,488,813	19,585,527
Investing activities		
Increase in mining assets (excluding land, exploration building and equipment)	(30,010,733)	(24,407,535)
Increase in land, exploration building and equipment	(6,396,889)	(7,187,561)
Proceeds from sales of concentrates	23,971,162	32,568,792
Acquisition of temporary investments (note 6 (a))	(340,000)	(600,000)
Disposal of temporary investments (note 6 (a))	498,899	412,842
Disposal of land, exploration building and equipment	19,730	23,922
Acquisition of property, plant and equipment	(193,297)	-
	(12,451,128)	810,460
Increase (Decrease) in cash and cash equivalents during the year	(13,004,571)	16,147,626
Cash and cash equivalents – Beginning of the year	19,704,587	3,556,961
Cash and cash equivalents – End of the year	6,700,016	19,704,587

Additional cash flow information (note 16)

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, incorporated under the *Canada Business Corporations Act* on April 11, 1996, is principally in the business of acquisition, exploration and development of mineral properties.

The Company, through its wholly owned Mexican subsidiary Dia Bras Mexicana, owns or controls several mining concessions located in the State of Chihuahua, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral concessions, receipt of necessary permits and the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, on-site where applicable, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

During 2007, the Company continued its pilot-mining program, initiated in 2005, at the Bolivar Mine property in order to gather information and data in view of a pre-feasibility study. However, the Company has not yet reached the commercial production stage.

In accordance with industry standards for properties at that stage of exploration, the Company is taking reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects (refer to notes 8 and 19).

2 Significant accounting policies, new accounting standards and accounting standards issued but not yet adopted

(a) Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. and Servicios de Minería de la Sierra S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. is consolidated in the accounts of the Company as it is a variable interest entity ("VIE") and the Company is the primary beneficiary of this entity.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, valuation of embedded derivatives, fair value of temporary investments, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and interest-bearing, short-term liquid investments re-purchasable at all times without penalties.

Temporary investment

Temporary investments qualified as held-for-trading are measured at fair value with changes in fair values recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

Inventories from pilot mining

Inventories from pilot mining consist of broken material and concentrate located at the plant and are recorded at the lower of cost and net realizable value.

Property, plant and equipment

Property, plant and equipment represent assets located at the corporate head office and are recorded at the acquisition cost. Amortization is computed using the straight-line method based on the estimated useful life of the assets (note 7).

Mining assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies and spare parts inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to exploration projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Specific costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development in an area of interest over a period of three consecutive years or results from exploration work not warranting further investment. Areas of interest are defined by project.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations, Comprehensive Loss and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrates from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrates are sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrates are provisionally priced at the time of shipment using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations, Comprehensive Loss and Deficit.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

Land, exploration buildings and equipment

Land, exploration buildings and equipment are recorded at cost.

Amortization of exploration buildings and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	Rate/Period
Buildings	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies and spare parts inventory

Supplies and spare parts inventory is recorded at the lower of cost and replacement value.

Stock option plan and stock-based compensation costs

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option vesting. The contributed surplus resulting from the stock-based compensation is transferred to share capital when the options are exercised.

Embedded derivatives

The Company measures and recognizes embedded derivatives separately from the host contracts when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, when it meets the definition of a derivative and when the entire contract is not measured at fair value. Embedded derivatives are recorded at fair value.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are re-measured into Canadian dollars at the exchange rates in effect at the balance sheet date. Other assets and liabilities as well as items from the Consolidated Statements of Operations, Comprehensive Loss and Deficit are re-measured at the rates of exchange in effect on each transaction date. Gains and losses resulting from re-measurement are reflected in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

Foreign operations

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are re-measured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are re-measured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are re-measured at the historical rates. Revenues and expenses are re-measured at the average rates for the periods. Gains and losses resulting from re-measurement are reflected in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using substantively enacted or enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when, from available information, it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the antidilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the year in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

Deferred tenant allowance

Deferred tenant allowance is recorded at fair value and is amortized using the straight-line method over the term of the lease.

(b) New accounting standards

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting, related to Financial Instruments Section 1530, "Comprehensive income", Section 3251 "Equity", Section 3855 "Financial instruments-Recognition and Measurement", and Section 1506 "Accounting Changes".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income. This standard did not have any effect on the Company's consolidated financial statements.

Section 3251 "Equity"

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity for the period arising from other comprehensive income. Accumulated changes in other comprehensive income are included in accumulated other comprehensive income and are presented as a separate component of shareholders' equity. This standard did not have any effect on the Company's consolidated financial statements.

Section 3865 "Hedges"

Section 3865 expands the guidelines found in Accounting Guideline 13 "Hedging Relationships" and describes when and how hedge accounting can be applied as well as the disclosure requirements. As at December 31, 2007, the Company had no hedges.

Section 3855 "Financial Instruments-Recognition and Measurement"

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This section requires that:

(i) All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held-for-trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

(ii) All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method.

(iii)All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Impact upon adoption of Section 3855

The primary impact on the consolidated financial statements resulting from the adoption of Section 3855 is as follows:

(a) The Company's investments in marketable securities are classified as held for trading and are measured at fair value. Under this classification, any change in value between balance sheet dates is recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

(b) The Company's investments in warrants are derivative instruments and classified as held for trading and are measured at fair value. During 2007, any change in fair value between balance sheet dates was recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

(c) The Company has recorded the following transition adjustments in its consolidated financial statements as at January 1, 2007, resulting from the adoption of Section 3855 (note 6):

(i) An increase of $399,500 in temporary investments, representing a fair value adjustment of marketable securities and warrants.

(ii) A decrease of $399,500 in deficit representing the faire value adjustment to the value of marketable securities and warrants net of Canadian taxes of nil. The Company elected to use April 1, 2003 as the transition date for embedded derivatives.

(d) Sales of concentrates: Effective January 1, 2007, final settlement billing adjustments are recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit instead of an adjustment to sales of concentrates which, before commencement of commercial production, is recorded as a reduction of the related deferred exploration expenses.

Variation in the final settlement provision value due to commodity market price and exchange rate changes at each balance sheet date is also recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, *Accounting Policy Choice for Transaction Costs* (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 1, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement.* The Company has evaluated the impact of EIC-166 and determined that no adjustments will be required.

Section 1506 "Accounting Changes"

Effective January 1, 2007, the Company adopted the revised CICA Section 1506 "Accounting Changes", which requires that (a) a voluntary change in accounting principles can be made if the changes result in reliable and more relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(c) Accounting standards issued but not yet adopted

The CICA has issued the following new Handbook Sections and/or new recommendations which will be adopted by the Company on January 1, 2008:

(i) Section 3862, "Financial Instruments – Disclosures" describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(ii) Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation". The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iii) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iv) Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

(v) Section 3031 "Inventories" replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized. The new accounting standard and any consequential amendments will be effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates, and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, receivable from pilot mining, accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

The temporary investment and provision for final settlement are measured at their fair market value.

Interest rate risk

The Company's trade receivables (payables) and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

Foreign exchange risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

As at December 31, 2007, the following balance sheet items included amounts in foreign currencies as follows:

		US $		Mx Pesos
	2007	2006	2007	2006
Cash and cash equivalents	1,122,440	4,425,966	619,342	14,312,555
Trade receivables	-	2,870,224	-	-
Sales tax and other receivables	-	-	16,858,433	37,819,369
Accounts payable and accrued liabilities and income taxes receivable and payable	(12,788)	(43,255)	(16,452,464)	(8,531,105)
Trade payables	(1,384,958)	-	-	-
Net balance	(275,306)	7,252,935	1,025,311	43,600,819
Equivalent in CA$	(271,956)	8,457,881	92,781	4,703,432

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Commodity price risk

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

4 Trade receivables (payables)

The Company's trade receivables (payables) are detailed as follows:

	As at December 31, 2007	As at December 31, 2006
	$	$
Receivables from pilot mining	1,048,690	1,568,683
Provision for final settlement*	(2,416,854)	1,778,363
	(1,368,164)	3,347,046

*The provision for final settlement represents the estimated amount which would be recovered or paid back as at December 31, 2007 on shipments of concentrates for which the Company received provisional payments of approximately 90% of the shipment value at the date of shipment. As at December 31, 2007, shipments that had not reached the final settlement stage comprised approximately 4,634 tonnes of zinc concentrate (10,213,000 lbs. payable) and 1,590 tonnes of copper concentrate (3,503,000 lbs. payable) (7,430 tonnes (16,375,720 lbs.) and 4,090 tonnes (9,014,360 lbs.), respectively, as at December 31, 2006). Final settlement value will be determined at the quotational period under the terms of the arrangement and may vary significantly from the current provisional amount.

5 Inventories from the pilot-mining program

	As at December 31, 2007	As at December 31, 2006
	$	$
Broken material (at plant site)	37,600	10,928
Concentrate	571,285	461,053
	608,885	471,981

6 Temporary investments

	As at December 31, 2007	As at December 31, 2006
	$	$
Pershimco Resources Inc. ("Pershimco")		
835,000 common shares – at quoted market value (December 31, 2006 – 850,000 common shares at cost)	167,000	261,113
Nil warrants (December 31, 2006 – 850,000 warrants – at cost, exercisable at $0.40 each until November 2007)	-	78,887
	167,000	340,000

(a) During 2007, the Company exercised all of its warrants for a total consideration of $340,000. Furthermore, the Company sold 865,000 common shares for a total net consideration of $498,899.

(b) Pursuant to the provisions of the Pershimco Agreement, the Company acquired, in November 2006, 850,000 units of Pershimco at $0.40 per unit, for a total amount of $340,000. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe for one additional common share of Pershimco at a price of $0.40 during a period of 12 months after the closing.

(c) As at December 31, 2005, the Company owned 166 common shares and 666,666 warrants, exercisable at a price of $0.39 per warrant, of Ecu Silver Mining Inc. During 2006, the Company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842. The Company realized a gain on disposal of $152,800.

Changes in the temporary investments value during the year were as follows:

	Common shares	Warrants	Total
	$	$	$
Balance as at December 31, 2006	261,113	78,887	340,000
Change in accounting policy (note 2)	240,387	159,113	399,500
Balance as at January 1, 2007	501,500	238,000	739,500
Increase (Decrease) in fair value during the year	(498,601)	85,000	(413,601)
Exercise of warrants	663,000	(323,000)	340,000
Disposal	(498,899)	-	(498,899)
Balance – end of the year	167,000	-	167,000

7 Property, plant and equipment

	As at December 31, 2007			
	Cost	Accumulated amortization	Net	Estimated useful life
	$	$	$	
Computer equipment	84,121	35,672	48,449	3 years
Office equipment	71,133	22,792	48,341	3 years
Leasehold improvements	160,976	24,766	136,210	over the term of the lease
	316,230	83,230	233,000	

	As at December 31, 2006			
	Cost	Accumulated amortization	Net	Estimated useful life
	$	$	$	
Computer equipment	18,999	18,999	-	3 years
	18,999	18,999	-	

8 Mining assets

	As at December 31, 2007	As at December 31, 2006
	$	$
Costs and deferred exploration expenses (a)	21,470,782	11,672,155
Land, exploration buildings and equipment (b)	13,278,355	10,446,092
Supplies and spare parts inventory	1,812,324	1,366,801
Deposits on mining assets	276,245	641,873
	36,837,706	24,126,921

(a) Cost and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at December 31, 2007	As at December 31, 2006	As at December 31, 2007	As at December 31, 2006	As at December 31, 2007	As at December 31, 2006
	$	$	$	$	$	$
Mexico (State of Chihuahua)						
Bolivar projects (options except for Piedras Verdes)						
Bolivar Mine* (i) (note 19)	-	-	-	-	-	-
Piedras Verdes (ii)	356,917	313,102	2,073,771	2,073,771	2,430,688	2,386,873
San José (iii)	228,174	141,288	271,504	271,504	499,678	412,792
Mezquital	30,716	27,299	99,105	99,105	129,821	126,404
La Cascada	12,794	10,110	133,577	133,577	146,371	143,687
Val	2,867	2,684	100,928	100,928	103,795	103,612
Other	71,972	68,860	22,302	43,564	94,274	112,424
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	-	249,425	-	948,505	-	1,197,930
El Magistral (v)	-	-	-	-	-	-
Cusi projects (vi)						
India – Marisa (a)	240,920	239,997	1,706,147	1,667,335	1,947,067	1,907,332
Holguin – San Juan (b)	1,545,056	1,463,823	13,112	-	1,558,168	1,463,823
San Miguel – La Bamba (c) (option)	221,726	221,285	2,532,400	1,204,497	2,754,126	1,425,782
Mineria Cusi – Santa Edwiges/San Nicolas (d) (option)	2,162,028	1,127,048	9,576,131	1,254,744	11,738,159	2,381,792
DBM	25,883	4,269	42,752	5,435	68,635	9,704
	4,899,053	3,869,190	16,571,729	7,802,965	21,470,782	11,672,155

	Costs		Deferred exploration expenses		Total	
	As at December 31, 2007	As at December 31, 2006	As at December 31, 2007	As at December 31, 2006	As at December 31, 2007	As at December 31, 2006
	$	$	$	$	$	$
***Bolivar Mine**						
Costs and deferred exploration expenses	1,797,655	1,630,929	59,146,680	32,750,018	60,944,335	34,380,947
Less: accumulated sales of concentrates from pilot mining	(1,797,655)	(1,630,929)	(63,410,122)	(39,520,311)	(65,207,777)	(41,151,240)
	-	-	(4,263,442)	(6,770,293)	(4,263,442)	(6,770,293)
Less: transfer to excess cost recovery – pilot mining	-	-	4,263,442	6,770,293	4,263,442	6,770,293
	-	-	-	-	-	-

(i) Bolivar Mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The last payment scheduled in 2006 was delayed due to legal issues (note 19).

In October 2007, the Company entered into a termination and transfer of rights agreement in reference to the commercial agreement and, upon signature, made a payment of $164,272[(1)] (US$166,250). As at December 31, 2007, an amount of $55,580[(1)] (US$56,250) remains to be paid.

During the year ended December 31, 2007, the Company continued its pilot-mining program on the Bolivar Mine property. During the year, the Company's sales of zinc and copper concentrates amounted to $24,056,537 (for the year ended December 31, 2006 – $35,588,838). In accordance with the Company's accounting policy, revenue from sales of concentrates prior to the commencement of commercial production is accounted for as a reduction of related costs and deferred exploration expenses. Consequently, the $4,263,442 (as at December 31, 2006 - $6,770,293) of excess cost and deferred accumulated exploration expense recovery on the Bolivar Mine property is disclosed in long-term liability on the Consolidated Balance Sheets.

(ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. As at December 31, 2007, the option had been exercised and the titles were transferred to the Company.

(iii) San José project

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the San José silver and base metal properties for a total consideration of US$349,500 and exploration expenditures of $1,599,087[(1)] (US$1,638,000) until July 2009. The remaining payment of $37,054[(1)] (US$37,500) for the San José project was made in February 2008 and the Company concluded that the recognition of an impairment charge for this project was not required as at December 31, 2007.

As per the agreement, advance royalty payments of $61,756[1] (US$62,500) are also scheduled for July 2008 and July 2009.

Subsequent to the year ended December 31, 2007, the Company is evaluating the status of this project and its terms of agreement in view of the Company's future development plans. Should the Company decide to abandon this project, the related costs and deferred exploration expenses would then be written-off.

(iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000.

During the year ended December 31, 2007, the Company decided to abandon the Promontorio and Hidalgo projects and therefore did not proceed with the $148,215 (US$150,000) payment that was due in June 2007. Consequently, the Company wrote off the accumulated costs and deferred exploration expenses incurred on the property in the amount of $1,199,891.

(v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company could purchase a 100% interest in the El Magistral property for the sum of US$1,000,000, payable over a five-year period, including US$50,000 at the signing of the agreement.

In 2006, the Company decided to abandon the project and therefore did not make the November 2006 payment of US$75,000. Consequently, the Company wrote off the accumulated costs incurred on the property in the amount of $147,635.

(vi) Cusi Project

In May and June 2006, the Company staked ground and entered into different agreements in order to earn interest in more than 7,500 hectares of contiguous mining concessions (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire two properties covering 21.08 hectares for a cash payment of US$100,000 and the issuance by the Company of 200,000 common shares of the Company at a price of $0.64 per share for a total of $128,000. The portion of the transaction payable in shares was recorded in 2006 at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The property is subject to a 1.5% NSR of up to a maximum of $1,482,150[1] (US$1,500,000) in favour of Villalobos and Rodriguez with a $988,100[1] (US$1,000,000) buy-back option.

(b) On May 30, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire properties covering 1,676 hectares for an aggregate cash payment of US$740,000, and the issuance by the Company of 1,000,000 common shares of the Company at a price of $0.64 per share for a total of $640,000. The portion of the transaction payable in shares was recorded in 2006 at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The properties are subject to a 1.5% NSR of up to a maximum of $1,482,150[1] (US$1,500,000) in favour of Holguin. The NSR can be purchased for $988,100[1] (US$1,000,000). As at December 31, 2007, an amount of

$73,500[(1)] (US$75,000) remains to be paid. The majority of the property titles have been transferred to the Company and the others are in the process of being transferred.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District a cash consideration of $221,285 (US$200,000) and work commitments as follows:

Equivalent	Work commitment	Cumulative interest to be earned	Period
C$	US$	%	
1,482,100	1,500,000	50	before May 31, 2007
2,470,200	2,500,000	20	before November 30, 2008

The property is subject to a 2% NSR of which 1% may be bought back for $988,100[(1)] (US$1,000,000).

As at December 31, 2007, the Company had fulfilled its obligations under the option agreement and therefore earned a first 50% in the property. However, the transfer of titles remains to be completed. The Company is currently negotiating terms of a joint venture agreement with Pershimco.

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several mining concessions (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of $10.87[(1)] (US$11.00) per ounce or 3% NSR if the price of silver exceeds $10.87[(1)] (US$11.00) per ounce. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

Remaining option payments are as follows:

	Equivalent in C$	Payments in US$
August 2007*	988,100[(1)]	1,000,000
August 2008	1,976,200[(1)]	2,000,000

*In agreement with Minera Cusi, the remaining portion of the scheduled August 2007 payment was deferred until some mining concession registration issues are settled.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for a total amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), US$500,000 in November 2008 and four quarterly instalments of US$515,000 in March, June, September and December 2009. The other terms of the original option agreement with regard to the NSR remain unchanged.

1) Converted at the rate of exchange in effect as at December 31, 2007.

(b) Land, exploration building and equipment

	As at December 31, 2007		
	Cost	Accumulated amortization	Net
	$	$	$
Land	273,813	-	273,813
Buildings			
Plant	1,808,410	386,648	1,421,762
Camp	404,802	115,329	289,473
Machinery and equipment	12,754,949	3,936,585	8,818,364
Computers and office furniture	940,400	415,206	525,194
Rolling stock	3,445,913	1,496,164	1,949,749
	19,628,287	6,349,932	13,278,355

	As at December 31, 2006		
	Cost	Accumulated amortization	Net
	$	$	$
Land	67,539	-	67,539
Buildings			
Plant	1,512,348	220,582	1,291,766
Camp	397,346	89,721	307,625
Machinery and equipment	7,781,876	1,478,437	6,303,439
Computers and office furniture	547,618	207,382	340,236
Rolling stock	2,993,482	857,995	2,135,487
	13,300,209	2,854,117	10,446,092

9 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet Extraction Inc., an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000.

In addition, the agreement gave the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

Although the license was still in effect as at December 31, 2006, the Company had no further plans to use this technology and therefore would not benefit economically from it. Consequently, the Company wrote off the deferred costs during the year 2006.

10 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	For the year ended December 31, 2007		For the year ended December 31, 2006	
	Number of shares	Amount $	Number of shares	Amount $
Balance – Beginning of the year	109,550,905	51,308,067	81,724,769	26,921,601
Issued and paid in cash (i)	-	-	14,950,000	10,465,000
Issued for the acquisition of mining assets (note 8 (vi) (a) (b))	-	-	1,200,000	768,000
Issued following exercise of compensation options or warrants ((ii) and note 11)	996,364	1,181,141	11,423,219	13,022,470
Issued following exercise of stock options (notes 12 and 13)	824,000	728,990	252,917	130,996
Balance – End of the year	111,371,269	53,218,198	109,550,905	51,308,067

(i) On August 17, 2006, the Company closed an offering on a bought-deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options to purchase an additional 1,950,000 common shares at $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000.

As a commission, the Company paid a cash consideration of $732,550 and issued to the agent 1,046,500 compensation options evaluated at $193,603 (note 11). This amount was included in share and warrant issue expenses in the Consolidated Statements of Operations, Comprehensive Loss and Deficit. The compensation options entitled the holders to subscribe for the same number of common shares at a price of $1.00 per share until August 16, 2007 (note 11).

The fair value of the compensation options was estimated using the Black-Scholes model based on the following assumptions:

Dividend yield	0%
Volatility	87.83%
Risk-free interest rate	4.33%
Expected life	1 year

As a result, the fair value of the compensation option was estimated at $193,603.

(ii) During the year ended December 31, 2007, 996,364 compensation options were exercised for a total cash proceed of $996,364, and consequently the Company issued 996,364 common shares. The remaining 50,136 compensation options expired on August 16, 2007.

During 2006, 11,423,219 warrants were exercised at the price of $0.90, for a total cash consideration of $10,280,897, including 1,100,067 warrants by directors and officers of the Company or company controlled by a director or officer of the Company for a total amount of $990,060. Consequently, the Company issued 11,423,219 common shares.

11 Warrants and compensation options

Changes in the Company's outstanding common share purchase warrants and compensation options were as follows:

	For the year ended December 31, 2007			For the year ended December 31, 2006		
	Number of warrants	Number of compensation options	Amount $	Number of warrants	Number of compensation options	Amount $
Balance – Beginning of the year	-	1,046,500	193,603	12,002,068	-	2,880,496
Issued (note 10)	-	-	-	-	1,046,500	193,603
Exercised (note 10)	-	(996,364)	(184,328)	(11,423,219)	-	(2,741,573)
Expired (note 13)	-	(50,136)	(9,275)	(578,849)	-	(138,923)
Balance – End of the year	-	-	-	-	1,046,500	193,603

12 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As at December 31, 2007, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 10,900,000 (as of December 31, 2006 – 9,700,000) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% in each of the following six quarters. Beginning September 2006, up until November 2007, options granted are entirely vested at the date of grant. All options granted after November 2007 have a vesting period of two years as follows: 33 1/3% on the grant of the options, 33 1/3% one year after the grant and 33 1/3% two years after the grant of the options.

On October 23, 2007, the Board granted a total of 300,000 options to purchase common shares of the Company to an officer. The options are exercisable at any time at a price of $0.89 until October 23, 2012.

On July 24, 2007, the Board granted a total of 150,000 options to purchase common shares of the Company to a new director. The options are exercisable at any time at a price of $1.25 until July 24, 2012.

On June 8, 2007, the Board granted a total of 250,000 options to purchase common shares of the Company to its new directors. The options are exercisable at any time at a price of $1.28 until June 8, 2012.

On April 3, 2007, the Board granted a total of 1,775,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at any time at a price of $1.10 until April 3, 2012.

On March 6, 2007, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 9,700,000 to 10,900,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding.

On January 9, 2007, the Board granted a total of 40,000 options to purchase common shares of the Company to a consultant. The options are exercisable at any time at a price of $0.98 until January 9, 2012.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

On September 28, 2006, the Board granted a total of 2,000,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.90 until September 2011.

A summary of changes in the Company's stock options outstanding is presented below:

	For the year ended December 31, 2007		For the year ended December 31, 2006	
	Number of options	**Average exercise price**	**Number of options**	**Average exercise price**
		$		**$**
Beginning of the year	8,957,333	0.60	4,786,250	0.59
Granted	2,515,000	1.10	4,700,000	0.61
Exercised (note 10)	(824,000)	0.60	(252,917)	0.33
Cancelled	(330,000)	0.91	(276,000)	0.72
End of the year	10,318,333	0.72	8,957,333	0.60

A summary of options outstanding and exercisable as at December 31, 2007 is presented below:

Exercise price	Number of options		Expiry date
	Outstanding	Exercisable	
$			
0.85	600,000	600,000	October 2008
0.75	930,000	930,000	August 2009
0.75	400,000	400,000	February 2010
0.30	1,353,333	1,353,333	September 2010
0.22	125,000	125,000	September 2010
0.40	2,545,000	2,545,000	February 2011
0.90	1,890,000	1,890,000	September 2011
0.98	40,000	40,000	January 2012
1.10	1,735,000	1,735,000	April 2012
1.28	250,000	250,000	June 2012
1.25	150,000	150,000	July 2012
0.89	300,000	300,000	October 2012
	10,318,333	10,318,333	

Total stock-based compensation costs for the year ended December 31, 2007 amount to $1,806,544 (note 13) (for the year ended December 31, 2006 – $1,696,019), including $772,898 (for the year ended December 31, 2006 – $1,001,173) capitalized to mining assets on the basis that the options were granted to officers and consultants involved in the exploration program in Mexico. The balance of $1,033,646 (for the year ended December 31, 2006 – $694,846) was recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the year ended December 31, 2007	For the year ended December 31, 2006
Average dividend per share	Nil	Nil
Estimated volatility	89.91%	99.22%
Risk-free interest rate	3.98%	4.17%
Expected life of options granted	4 years	4 years
Options granted which exercise price equals the market price of the stock on the grant date:		
Estimated fair value of option	$0.69	$0.28
Exercise price	$1.10	$0.40
Options granted which exercise price exceeds the market price of the stock on the grant date:		
Estimated fair value of option	$0.70	$0.55
Exercise price	$1.10	$0.90
Stock price at date of grant	$1.09	$0.80

13 Contributed surplus

	For the year ended December 31, 2007	For the year ended December 31, 2006
	$	$
Balance – Beginning of the year	6,590,223	4,802,240
Stock-based compensation costs (note 12)	1,806,544	1,696,019
Exercise of options (note 10)	(236,990)	(46,959)
Warrants expired (note 11)	9,275	138,923
Balance – End of the year	8,169,052	6,590,223

14 Income taxes

(a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the year ended December 31, 2007	For the year ended December 31, 2006
	$	$
Loss before income taxes	(8,886,455)	(2,283,828)
Combined federal and provincial income tax benefit at 32.02% (32% in 2006)	(2,845,443)	(730,825)
Income tax rate differential in Mexico	227,366	47,399
Impact of decrease in income tax rate on future income tax balance	57,597	149,235
Expired tax losses	58,919	25,338
Prior years reassessments	-	(159,295)
Stock-based compensation costs	330,973	222,351
Non-taxable portion of capital gain	(36,863)	(24,448)
Increase (decrease) in the valuation allowance	2,994,121	(120,012)
Foreign exchange deductible in Mexico	(1,103,526)	(34,772)
Inflation taxable on losses and net financial liabilities in Mexico	386,540	60,690
Permanent difference	195,686	102,864
Non-deductible items in Mexico	38,603	81,436
Other	(6,729)	9,227
	297,244	(370,812)

(b) Future income tax balances are summarized as follows:

	As at December 31, 2007 $	2006 $
Current future income tax assets		
Non-capital losses	62,000	746,246
Share issue costs	112,000	180,000
Temporary investments	74,000	-
Other	-	69,156
	248,000	995,402
Long-term future income tax assets		
Property, plant and equipment	48,000	29,000
Mining assets	380,000	386,000
Non-capital losses	6,072,000	1,077,000
Capital losses	23,000	58,718
Share and warrant issue expenses	149,000	266,000
Other	154,000	157,000
	6,826,000	1,973,718
Total future income tax assets	7,074,000	2,969,120
Less: Valuation allowance	5,077,000	2,210,718
	1,997,000	758,402
Long-term future income tax liabilities		
Mining assets	1,997,000	727,765
Total net future income tax assets	-	30,637

(c) As at December 31, 2007, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $15,890,000 ($11,885,000 in 2006). The difference between this cost and the amounts capitalized in the consolidated financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine. This cost may be applied to reduce future taxable income over an unlimited period of time.

(d) The Company has accumulated non-capital losses in Canada of approximately $5,169,806. These losses will expire from 2008 to 2027 as follows:

		$
Years ending December 31,	2008	203,336
	2009	122,399
	2010	121,762
	2011	533,468
	2015	2,101,308
	2026	398,093
	2027	1,689,440

(e) As at December 31, 2007, the Company has accumulated non-capital losses in Mexico for income tax purposes amounting to approximately $16,295,120 (MX 180,075,746). These losses will expire as follows: $2,108,413 (MX 23,299,866) in 2015 and $14,186,707 (MX 156,775,880) in 2017.

(f) The tax basis of temporary investments amounting to $411,484 can be carried forward indefinitely.

(g) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $860,108 will be deductible over the next three years.

(h) The Company's balance of capital losses amounts to $74,829 and can be carried forward indefinitely against capital gains.

(i) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

15 Asset retirement obligations

As at December 31, 2007, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at Bolivar from which asset retirement obligations may arise.

A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

16 Statements of cash flows

	For the year ended December 31, 2007	For the year ended December 31, 2006
	$	**$**
(a) The changes in non-cash working capital items are as follows:		
Sales tax and other receivables	2,372,320	(2,944,704)
Inventories from the pilot-mining program	(136,904)	(329,742)
Prepaid expenses	7,329	73,880
Accounts payable and accrued liabilities	364,587	98,422
Income taxes receivable/payable	(737,774)	12,425
	1,869,558	(3,089,719)

	$	**$**
(b) Additional information – non-cash transactions		
Issuance of shares for mining property	-	768,000
Stock-based compensation costs capitalized into mining assets (note 12)	772,898	1,001,173
Additions of mining assets included in accounts payable and accrued liabilities	1,058,558	17,120
Variation in trade receivables (payables) included in mining assets	2,187,799	3,020,046
Capitalized amortization of exploration buildings and equipment	3,526,437	1,686,739
Increase in fair value of temporary investment included in deficit	399,500	-
Increase in property, plant and equipment included in deferred tenant allowance	103,934	-

	$	**$**
(c) Interest and income taxes		
Interest paid	39,180	48,898
Income taxes paid and prepaid instalments	984,434	45,000

17 Related party transactions

During the year ended December 31, 2007, companies controlled by officers of the Company charged consulting fees amounting to $930,662 (for the year ended December 31, 2006 – $946,145), including $666,141 capitalized to deferred exploration costs (for the year ended December 31, 2006 – $602,571). As at December 31, 2007, the balance due to these companies amounted to $12,636 (as at December 31, 2006 – $42,361).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

18 Commitments

(a) In 2007, in the normal course of business, the Company guaranteed financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of approximately $400,000 (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced $113,600 ($US115,000) to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

In addition, on April 15, 2008, the borrower signed a promissory note in favor of the Company in the amount of $494,000 (US$500,000) to secure any potential obligation for the Company. As of April 24, 2008, the amount due pursuant to the financial lease is approximately $170,000 (MX 1,920,800) and represents the maximum potential exposure for the Company under this agreement. The Balance outstanding under the advance is approximately $78,100 (US$79,000). The Company is confident it will not incur any loss resulting from this transaction and as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at December 31, 2007.

The fair value of the guarantee at initial recognition is approximately $15,000.

(b) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at December 31, 2007, no provision is recorded in accounts payable and accrued liabilities.

(c) In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

(d) In February 2004, the Company and two other companies jointly signed a five-year lease for the former office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000. Subsequent to year-end, the Company and the other interested parties entered into a full sublease agreement over the remainder of the original lease period.

19 Contingency

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana, S. de R.L. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions in the Bolivar mine entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the fact that DBM acquired the property as a bona fide purchaser as well as in the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Management and its external legal advisors believe the claims are without merit as they are based on the claimant's personal perceptions of the circumstances surrounding the performance of such purchase agreement. Consequently, management is confident that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no adverse effect on DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property.

20 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

21 Subsequent event

(a) In January 2008, the Company entered into a promise to purchase agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $266,787 (MX 2,874,144).

(b) In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property for a total amount of US$85,000 to be paid as follows:

- $14,820 (US$15,000) at the date of signing
- $14,820 (US$15,000) in July 2008
- $54,340 (US$55,000) in January 2009

(c) In January 2008, the Company entered into a right purchase agreement with Marina Fernandez regarding the Bolivar property for a total amount of US$85,000 to be paid as follows:

- $14,820 (US$15,000) at the date of signing
- $14,820 (US$15,000) in July 2008
- $54,340 (US$55,000) in January 2009

(d) In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consoscio Minero Latinoamericano, S.A. de C.V. whereby it can earn a 100% interest in the La Engañosa property by paying a total amount of $1,249,947 (US$1,265,000) as follows:

a. $64,220 (US$65,000) at the date of signing,
b. $74,100 (US$75,000) after 6 months from signing,
c. $74,100 (US$75,000) after 12 months from signing,
d. $148,200 (US$150,000) after 18 months from signing,
e. $197,600 (US$200,000) after 24 months from signing,
f. $296,400 (US$300,000) after 30 months from signing,
g. $395,200 (US$400,000) after 36 months from signing,

and incurring minimum exploration expenditures of $296,430 (US$300,000) per year over the same three-year period.

The payments from d) to g) (18 months to 36 months) could be converted into free-trading shares of Dia Bras Exploration if the share trades at or higher than $1.25 at their option. The property is subject to a 2% NSR which can be bought back for US$1.5 million over a period of 6 years, plus minimum annual royalties of $47,425 (US$48,000) after 5 years.

(e) In April 2008, the Board granted a total of 330,000 options to purchase common shares of the Company to a director, officer and employee. The options are exercisable at a price of $0.61 until April 2013.

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the year ended December 31, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 DATE OF MD&A

The MD&A for the year ended December 31, 2007 is as at April 29, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 2007 HIGHLIGHTS

- The Company obtains a favourable preliminary assessment from an independent engineering firm regarding its Bolivar project indicating a strong internal rate of return and net present value at Bolivar with the construction of a mill on-site;
- Pilot mining at Bolivar generates sales of approximately $24.1 million in 2007 (see results in section 1.4);
- The Company drills a total of 47,001 metres, thereby achieving 94% of its 2007 objective;
- Discovery of a new massive sulphide lens in the Upper Skarn with grades of up to 2.2% Cu and 13.1% Zn at Bolivar mine;
- An additional exploration drilling program generates excellent results at both the Bolivar and Cusi projects;
- The Company processes 127,106 tonnes of material from the Bolivar Mine property, thereby achieving 99% of its objective of 129,000 tonnes for 2007;
- Dia Bras' Malpaso mill increases its operating capacity from 500 tpd to 850 tpd;
- Postponement of pilot mining at Cusi in order to continue metallurgical testing;
- Appointment of Daniel Tellechea as President and CEO.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

NATURE OF ACTIVITIES

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico, with an additional option just recently acquired on a 315 hectare property in the State of Jalisco, Mexico.

Until it is determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought to commercial production. The Company expects to complete sufficient exploration work on the Bolivar property and extensions to start a feasibility study in 2008.

The Bolivar project

The Bolivar project is situated in the Piedras Verdes mining district of Chihuahua some 250 km (392 km by road of which approximately 305 km are paved) southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico, and, more specifically, approximately 10 km southwest of Urique. It includes three groups of exploration properties: the Bolivar, Mezquital, and San José groups, which comprise seventeen mineral concessions that cover approximately 7,460 ha.

The Bolivar Cu-Zn skarn deposit is one of many base and precious metal deposits in the north-northwest trending Sierra Madre Belt and is the most advanced asset of the Company.

In 2005, the Company initiated a pilot-mining program at the Bolivar mine property. The material from the Bolivar mine is transported by truck and railroad to the Company's Malpaso milling facility.

The Cusi project

The history of the Cusihuiriachic silver district extends over three hundred years. The abundance of this precious metal first attracted fortune hunters to Cusi in the late 1600s. The district is located centrally in the province that has helped make Mexico the source of one third of all the silver ever produced in the world. These former mines historically produced high-grade silver but became inactive at a time of plummeting silver prices; most have never been explored at depth, and none with modern techniques. The acquired assets include 12 inactive mines, each located on a mineralized structure.

The infrastructure in the area of Cusi is excellent and adequate for our needs. The district is located 40 kilometres from our Malpaso mill. Two thirds of that distance is flat paved highway, the rest a flat dirt farm road, resulting in lower transportation costs to our mill. Cusi is also 20 kilometres from Cuauhtemoc, a city of 200,000 citizens and a major farming and industrial center. Cusi owes its origins to the silver mines, so supplies and skilled labour are readily available.

Malpaso mill

The Malpaso mill, situated some 270 km by road and dirt roads from the Bolivar mine, processes material from the Bolivar mine property, where Dia Bras is carrying out pilot mining and produces copper and zinc concentrates.

Overall performance-2007

The year 2007 was the first full year in which Dia Bras operated in both the Bolivar and Cusi projects, bringing its development activities to new levels since the Company's arrival in Mexico in 2003.

The Company made significant investments in the Cusi project in 2007 resulting in a decrease of the Company's cash position from $19,704,587 at December 31, 2006 to $6,700,016 at December 31, 2007.

The Company's original forecasts for 2007 included cash flow of $10.0 million from the sale of lead-silver concentrates from the startup of pilot-mining activities. Pilot-mining results did not meet our forecast due to the delay in appropriate metallurgical testing. Additional metallurgical testing is underway, and management is confident that pilot mining will yield appropriate results by the second half of 2008.

Exploration activities during 2007

The mandate of our exploration group is to increase the mineral resources on Dia Bras' properties – add new low-cost silver, copper, zinc and lead resources through exploration or acquisition in Mexico.

The 2007 exploration program has opened up some significant new exploration opportunities with considerable upside potential.

During 2007, the Company carried out extensive exploration activities on both Bolivar and Cusi properties to evaluate their economic potential. The core drilling program initiated in February 2007 called for 50,000 metres of drilling to be performed equally between the Cusi and Bolivar projects. Other exploration work included surface and underground mapping, sampling and aerial photo interpretation.

A total of 25,189 metres of drilling was completed at Bolivar and 21,812 metres were drilled at Cusi for a combined total of 47,001 metres, just short of the year's objective, compared with 11,100 metres at Bolivar and 1,700 metres at Cusi for a total of 22,800 metres drilled in 2006. Total exploration expenditures amounted to approximately $5.4 million compared with 22,800 metres and $4.2 million, respectively for 2007 and 2006.

a) Bolivar Projects – Exploration

The Bolivar project is covered by different purchase and option agreements:

Bolivar III and IV (Bolivar mine property) option agreement

In 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period.

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana, S. de R.L. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions in the Bolivar mine entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the fact that DBM acquired the property as a bona fide purchaser as well as in the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Management and its external legal advisors believe the claims are without merit as they are based on the claimant's personal perceptions of the circumstances surrounding the performance of such purchase agreement. Consequently, management is confident that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no adverse effect on DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property (refer to note 19 on contingency in the 2007 year-end audited consolidated financial statements).

Piedras Verdes property

In 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. Option terms were met in 2007, and property titles were transferred to the Company.

San José project

In 2003, the Company entered into an option agreement with El Paso Partners, Ltd. to acquire a cumulative interest of up to 100% in the San José silver and base metal property by incurring exploration expenditures of US$1,638,000 by July 2009 and cumulative option and advance royalty payments of US$324,500.

The Company is currently evaluating the status of this project and its terms of agreement in view of the Company's future development plans. Should the Company decide to abandon this project, related costs and deferred exploration expenses would then be written-off.

Bolivar 2007 exploration program

Mineralization on this property is related to a copper porphyry system. Typically, such systems generate skarn deposits, replacement deposits, breccia pipe deposits and other types of deposits – all of which constitute attractive targets.

Exploration at Bolivar through a pilot-mining program resulted in the identification of feeders for mineralizing fluids and recognition that the major mineralized zones at Bolivar occur in two skarn horizons (the Upper and Lower skarns). The Upper Skarn hosts the high-grade copper-zinc mineralization now being exploited by the Company in the Bolivar mine, and the Lower Skarn hosts copper-iron mineralization.

Exploration efforts in fiscal 2007 focused mainly on the Bolivar Alta Ley and El Gallo sectors and the La Montura trend with three main objectives:

- To further define Upper and Lower Skarn Horizons, from the Bolivar mine to El Gallo, in order to obtain an updated NI43-101 resource definition of the Bolivar area.
- To evaluate the extension of the high-grade targets of the Upper Skarn Horizon and also test the Lower Skarn Horizon north and east of the Bolivar mine. This program will focus on the immediate area of the known mine resource and multiple showings (Bolivar NW, La Increíble, El Gallo, La Montura).
- To demonstrate the tonnage potential of the Bolivar property. This drilling was designed to test the strike extension of the favorable Upper and Lower Skarn Horizons over 2,000 metres of strike length from La Montura to El Val.

During 2007, exploration expenditures in the Bolivar region amounted to approximately $2.7 million. The exploration program reached its drilling target, as a total of 25,188 metres of drilling was completed (16,996 metres from the surface and 8,184 metres from underground) compared with 11,000 metres of drilling in 2006. Surface drilling was conducted at and around the mine site, in the El Gallo and the La Montura sectors, where several exploration successes were accomplished during the year. All underground drilling was performed at Bolivar Alta Ley.

Throughout fiscal year 2007, four surface drill rigs and two underground rigs were in operation at the Bolivar project.

Bolivar Mine Alta Ley area

During fiscal year 2007, 12,883.1 metres were drilled in this area (4,199 from the surface and 8,184 from underground), including 3,899.5 metres during the fourth quarter (1,742 metres from surface and 2,157 metres from underground) which enabled a better definition of the newly discovered resource area.

Excellent results came from the underground drilling of the Selena and San Francisco zones, where the following holes intersected:

(i) 2.02% Cu and 10.84% Zn over 3.3 metres (DB07BM124),

(ii) 8.38% Cu and 4.03% Zn over 3.35 metres (DB07BM122),

(iii) 1.12% Cu and 11.13% Zn (Selena) (DB07BM132),

(iv) 3.90% Zn over 3 metres (San Francisco) (DB07BM133),

(v) 5.3 metres true width of 6.1% Zn in the Upper Skam horizon but at a vertical depth of more than 300 metres, which consist of one of the deepest Upper Skarn intersections at the project.

El Gallo area

El Gallo is situated some 500 to 800 metres south-southeast of the Bolivar mine Alta Ley area. Following a thorough review in early 2007 of the relationship between the Upper Skarn and Lower Skarn mineralized trends, a drilling program was conducted to estimate resources in both skarn units.

Drilling in the El Gallo area was successful in 2006/2007, having intersected widespread disseminated copper mineralization in the magnetite-bearing Lower Skarn and high-grade zinc in the Upper Skarn. The 2007 drilling program at El Gallo focused on expanding and better defining Inferred Resources in this area.

Almost every drill hole in the El Gallo area intersected both Upper and Lower Skarn type mineralisation, and some of the best results were observed in the following intersections:

(i) 1.2% Cu over 69.3 metres true width (LS) (DB07B225),

(ii) 1.4% Cu over 16 metres true width (DB07B199), and

(iii) 18.3 metres true width of 2.4% Cu (DB07B202, 211, 218).

La Montura trend

In the La Montura area, located almost 2.5 km southeast of the mine area, 4,114 metres were drilled during the year, including 1,632 during the fourth quarter. The drilling objective was to determine if any mineralization could be encountered in this area, as the mapping program of 2006 had identified the favorable Upper and Lower Skarn type horizons.

Drilling in this area resulted in the discovery of a new mineralized unit:

(i) 4.26% Zn over 32.5 metres, including a high-grade section that assayed 13.14% Zn over 7.9 metres (DB07B215);

(ii) More drilling was conducted to establish if there are potential resources;

(iii) 2.0 metres of 7.7% Zn in an Upper Skam type environment, contained within a much broader mineralized section of some 30 metres (89 to 123 metre core length) (DB07B209).

In addition, drilling conducted in the La Montura trend enabled the identification of further potentially economic material in the Upper and Lower Skarn horizon which could significantly enhance the economic viability of the project.

Resource estimates

A NI43-101-compliant resource evaluation was conducted by Geostat International during the third quarter of 2007, and an updated resource estimate was completed for the Bolivar project, as at February 29, 2008.

The new resource estimate has significantly increased from the previous evaluation and is summarized in the table below. (A copy of the resource estimate report by Geostat is available on SEDAR at www.sedar.com.)

Total Resources of the Bolivar Project Calculated, Geostat Systems International Inc., 2008-02-28 *The cutoff grade applied in the Upper Skarn is 2.5% CuEq* *: Copper equivalent - %CuEq=%Cu+0.5*%Zn+0.33*Au (g/t)+0.0066*Ag (g/t)									
Classification	**Cutoff on the %CuEq LS - US**	**Tonnes**	**SG (t/m^3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% CuEq***
Total Measured	1.00 – 2.50	299,900	3.33	1.11	2.68	0.23	24.30	9.95	2.69
Total Indicated	1.00 – 2.50	645,600	3.32	1.12	2.74	0.18	26.55	8.71	2.73
Measured + Indicated	1.00 – 2.50	945,400	3.34	1.12	2.70	0.20	25.84	9.10	2.72
Total Inferred	1.00 – 2.50	4,056,100	3.28	1.23	0.73	0.24	25.23	14.36	1.84

The table above shows the total resources for the Upper and Lower skarns at various % CuEq cutoff grades. Note that the first set of figures on the left side shows the cutoff grade for the Lower Skarn, and for the Upper Skarn, on the right side of the column. Total resources of the Bolivar Project include those from the Upper and Lower Skarn units in the Alta Ley area, the El Gallo area, the Increible area, the North West area and the La Montura area.

Resources of the Upper Skarn of the Bolivar Project *The cutoff grade applied in the Upper Skarn is 2.5% CuEq*									
Classification	**Mineralized Areas**	**Tonnes**	**SG (t/m^3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% CuEq***
Total Measured	All areas	84,000	3.48	1.45	8.12	0.20	32.78	5.29	5.79
Total Indicated	All areas	210,900	3.48	1.31	7.42	0.15	38.64	5.85	5.32
Measured+ Indicated	All areas	294,900	3.48	1.35	7.62	0.16	37.0	5.70	5.45
Total Inferred	All areas	387,900	3.42	1.54	5.64	0.14	44.37	8.84	4.70

Since the resource estimate of September 2007, and notwithstanding the ongoing pilot-mining program, Measured and Indicated resources of the Upper Skarn have remained basically constant while a net increase in Inferred Resources is noted (+100,000 tonnes). Thus, delineation and exploration drilling continue to upgrade both the Inferred resources of the Upper Skarn in Measured and Indicated and discover new high-grade Cu-Zn lenses. This is very important as it impacts directly on the economics of the mine and allows the continuation of mining the higher grade lenses while ongoing drilling and technical work is carried out with the objective of a full feasibility study to be initiated in the second part of 2008. It also allows for an extended mine life of the project at current capacity.

Resources of the Upper Skarn of the Bolivar Project *The cutoff grade applied in the Upper Skarn is 2.5% CuEq*									
Cutoff on the %CuEq	**Classification**	**Tonnes**	**SG (t/m3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**CuEq %***
1.00	**Measured+Indicated**	341,300	3.27	1.18	0.12	0.33	22.5	17.2	1.50
	Inferred	3,196,000	3.27	1.22	0.16	0.26	23.2	16.4	1.54
1.25	**Measured+Indicated**	235,400	3.27	1.32	0.13	0.36	23.5	18.3	1.66
	Inferred	2,039,700	3.27	1.41	0.18	0.31	26.7	17.6	1.78
1.50	**Measured+Indicated**	139,000	3.27	1.50	0.14	0.40	24.8	19.1	1.86
	Inferred	1,252,800	3.27	1.63	0.17	0.37	29.8	18.6	2.04

Notes:

1. CIM definitions were followed for the resource estimate.
2. A minimum width of 2 metres was used for a mineralized zone.
3. Densities of mineralized rock are indicated in the tables.

Price assumptions used for the CuEq calculation are (US$): Cu 2.00/lb., Zn 1.00/lb., Ag 10.00/oz, Au 500.00/oz.

Furthermore, the Company received a Preliminary Economic Assessment Study dated November 2007 and concluded that the project proves economical with the construction of a 500 tonne- or 1000-tonne-per-day maximum capacity mill. [1]A copy of the study is available on SEDAR at www.sedar.com.

---

[1] *Readers are cautioned that Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, as part of a preliminary assessment, and for the economic part of this preliminary assessment, inferred resources can be included. Some mining dilution has been added. However, and due to the preliminary nature of the report, there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves have not demonstrated economic viability.*

Bolivar 2008 exploration program

A budget of US$2.5 million is forecast in 2008, and exploration efforts will be focused in three areas with a view to accelerate the feasibility study.

Bolivar – Alta Ley

Drilling will be focused on increasing the measured and indicated resources at the Bolivar mine Alta Ley area, especially within the Titanic and Selena massive sulphide lenses, and along the Fernandez Trend. 10,000 metres of core diamond drilling (surface and underground) are planned in this area.

Bolivar – El Gallo

A further 5,000 metres of drilling is planned in this area to: 1) enable the upgrade of some of the Inferred Resources of the El Gallo Lower Skarn to Measured and Indicated; and 2) further increase the total tonnage of the Upper and Lower Skarn Horizons of this prospect.

Bolivar - Exploration drilling

An exploration drilling program of 5,000 metres will allow the Company to demonstrate the bulk volume potential of the Bolivar property. This drilling will be dedicated to evaluate the strike extension of the favorable Upper and Lower skarn horizons over 2,000 metres of strike length along the La Montura trend where 32.5 metres averaging 4.26% Zn have been intersected at La Narizona prospect.

Bolivar Mine pilot-mining program

During 2007, the Company continued its pilot-mining program at the Bolivar Mine property. This program will be run until an economic assessment of the overall Bolivar project is produced. Since 2005, the program generates interim cash flows which are used in the operations of the Company and the development of its assets.

In 2007, despite the increased volume of material processed, the program generated sales of $24.1 million compared with $35.6 million in 2006. This sales decrease is explained by a combination of factors:

- Lower grades of material mined at Bolivar, mostly in the first and second quarters of 2007. In 2007, average grades mined and processed were 7.07% for zinc and 1.52% for copper compared with 10.63% and 2.03%, respectively, in 2006;

- The decline in the value of the U.S. dollar in 2007 compared to the Canadian dollar (yearly average decrease of 15.2% compared to 2006).

Average market prices of zinc (US$1.47/lb. – US$1.44/lb. in 2007) and copper (US$3.23/lb. – US$3.02/lb. in 2007) were comparable with those of 2006. However, while during the last six months of 2007 the level of production was increasing, both metal market prices were declining, which affected total sales.

In 2007, pilot-mining direct operating cash costs increased due to increases in the tonnage of material being transported from the Bolivar site and processed at the Company's Malpaso milling facility, the transport costs attributable to the inconsistent availability of railroad services, and fuel. Costs per tonne milled remained constant with last year.

During the last six months of 2007, the market price of zinc declined by 34.1% from an average price of $1.61/lb. in July to $1.06/lb. in December, and the price of copper, by 17.4% from an average price of $3.62/lb. in July to $2.99/lb. in December. This decline also impacted negatively the year-end final settlement provision (see section 1.6). As at December 31, 2007, 10.2 million payable lbs. of zinc and 3.5 million payable lbs. of copper remained open for future final settlement representing an estimated payable provision of $2,416,854 as at that date.

A summary of comparative statistics for 2007 and 2006 is shown in the table below.

Key statistics from the Bolivar pilot-mining program in 2007 and 2006, and 2008 forecast (1) (3)

	2008 Forecast	**2007**	**2006**	**% Variation 2007 over 2006**
Tonnes processed	144,000	127,106	96,575	31.6
Grade zinc	8.0%	7.07%	10.63%	(33.4)
Grade copper	1.4%	1.52%	2.03%	(25.1)
Zn recovery	88.0%	86.49%	91.90%	(5.8)
Cu recovery	82.0%	81.66%	80.59%	1.3
Average price zinc per pound, US$	$1.00	$1.47	$1.44	2.1
Average price copper per pound, US$	$2.80	$3.23	$3.02	7.0
Total production of zinc (lbs.)	22.3 M	17.13 M	20.90 M	18.0
Total production of copper (lbs.)	3.6 M	3.53 M	3.51 M	0.5
(in US$ millions)				
Total net smelter production value(2) (3)	$24.0 M	$26.4 M	$26.8 M	(1.5)
Operating cash costs (including development) (2) (3)	$14.1 M	$15.0 M	$11.5 M	30.4
Direct operating cash margin (FOB Malpaso Mill) (2) (3)	$9.9 M	$11.4 M	$15.3 M	(25.4)
(in US$ / DMT)				
Operating cash costs/DMT (including development) (2) (3)	$98.00	$118.18	$118.56	nil

(1)It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production. The Company expects to complete sufficient exploration work on the Bolivar property and extensions in order to start a feasibility study in 2008.

(2)Non-GAAP measures: The Company reports net smelter production value, operating cash costs (including development), direct operating cash margin (FOB Malpaso mill) and operating cash costs/DMT (including development) even if they are non-GAAP measures to indicate the approximate value of the year's sales, and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(3)Before amortization

The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrates from a pilot-mining program is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the property.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

b) Cusi Project

The Cusi project is subject to different purchase and option agreements all entered into in 2006.

Minera Cusi agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$2,000,000 has been paid as of April 2008. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for a total amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), US$500,000 in November 2008 and four quarterly instalments of US$515,000 in March, June, September and December 2009. The other terms of the original option agreement with regard to the NSR remain unchanged.

Villalobos and Rodriguez purchase agreement

In 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire properties (La Marisa and La India) covering 21.08 hectares. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favour of Villalobos and Rodriguez with a US$1,000,000 buy-back option.

Pershimco option agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. As at December 31, 2007, the Company had earned a 50% interest in the project. Transfer of title remains in process. The Company and Pershimco are currently negotiating the terms of a joint venture agreement.

Holguin Aragonez purchase agreement

In 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire mining concessions covering 1,676 hectares. The properties are subject to a 1.5% NSR up to a maximum of US$1,500,000 in favour of Holguin with US$1,000,000 buy-back option.

As of this date, the majority of the mining concessions have been registered in the Company's name and some are currently in the process of registration.

Cusi project

Dia Bras acquired in May-June 2006 the Cusihuiriachic (Cusi) silver district in Chihuahua State, 125 km west of the city of Chihuahua and 40 km from the Malpaso mill. The acquired properties cover more than 10,000 hectares, including 12 former mines that historically produced high-grade silver. This region is very promising and the potential of these former mines at depth has never been explored.

The acquisitions include approximately 70 mining lots that were acquired through different transactions with Mexican families, one Mexican private company, one Canadian public company and also by claiming open ground.

Silver mineralization occurs in vertical quartz-veined breccia zones of epithermal origin, and silver and base metal sulphides enrichment are found at depth. At least nine mineralized structures of vein/stockwork and breccia types, each ranging from 500 metres to 2,000 metres in some places, and up to 50 metres in width, were exploited by previous operators.

Cusi 2007 exploration program

The objectives of the 2007 exploration program were threefold: to test the downdip and strike extension of the silver veins in some of these mines; to define sufficient mineralization to initiate a resource estimate and to identify new targets in the area of interest – the northwestern area of the Cusi silver district.

During 2007, exploration expenditures in the Cusi camp amounted to approximately $2.7 million.

A total of 21.8 metres of drilling was completed (20,115 metres from the surface and 1,697 metres from underground) compared with 11,700 metres of drilling in 2006 (5,500 were drilled at San Miguel-La Bamba and the rest equally split between Santa Edwiges and La India).

During fiscal year 2007, four surface drill rigs were in operation in the Cusi Camp, and one underground rig was purchased in the third quarter to start underground drilling at Santa Edwiges.

Due to the size of the property and the high number of potential targets, the Company decided to concentrate its efforts on four interconnecting former mines out of twelve situated in the NW area of the property. Most of the drilling has been aimed at discovering and defining mineralized structural trends and veins within two major sectors of the Cusi Project — Santa Edwiges and Promontorio, both historical producers.

Santa Edwiges sector (refer to the Minera Cusi option agreement)

The Santa Edwiges–San Antonio–San Marina sector consists of multiple fracture-filled quartz-carbonate veins containing high sulphide contents that are typical of the middle portion (Pb, Zn, Cu) of a zoned, low-sulphidation epithermal vein. This middle portion of the vein transits upwards to the upper precious metal (Au, Ag) portion of the vein.

In the Santa Edwiges-San Antonio -San Marina sector, 9,743 metres of drilling was conducted throughout 2007, including 2,592 in the Santa Edwiges structures in the fourth quarter.

Furthermore, an exploration drilling program to test the 100- to 300-metre vertical level was undertaken to search for recorded resources which are shown on old longitudinal sections of the San Marina mine which would have been left behind by the previous owner.

Work performed at Santa Edwiges involved some mining development to allow for underground drilling and mapping in order to improve overall comprehension on the control of this structurally complex mineralized structure.

In excess of 800 metres of drifts were developed and over 10,000 tonnes of material was extracted and sent to the Malpaso milling facility for bulk sampling.

Some of the best drill-hole intersections in this area during the fourth quarter included results from the:

(i) Santa Marina structure which included an interval of 0.4g/t Au, 269 g/t Ag, 0.1% Cu, 3.7% Pb and 5.3% Zn over 2.5 metres true width (DC07B139);

(ii) Santa Edwiges structure which included an interval grading 2.1 g/t Au, 187 g/t Ag, 1.1% Pb and 0.6% Zn over a true width of 2.0 metres (DC07B143).

Promontorio Mine (refer to the Minera Cusi option agreement)

Mineralization at Promontorio is associated with fracture-filled, low-sulphidation veins with high precious-metal grades, typical of a high-level epithermal system.

In the Promontorio Mine sector, a series of NW-SE veins are mineralised. These veins are labelled from A to K. The A vein (Veta A) dips NE while the other veins (from B to K) dip SW. The Veta A is the most important mineralised system and contains some of the non NI43-101-compliant historical resources reported in the press release of May 8, 2007.

Work performed at the Promontorio Mine consisted in underground development as well as exploration and definition drilling for a first NI43-101 resource evaluation. The Promontorio Mine has been dewatering to access to the 5th and 7th levels of the mine. A ramp has been developed to access some of the better defined targets, in the El Gallo Vein and Promontorio Level 7 where a significant amount of unmined silver mineralized rock has been left by the previous owner. Furthermore, a geological compilation of historical data has been undertaken to rapidly develop drill targets in the mine area.

Some 42 drill holes representing 6,645 metres of diamond core drilling have been performed through the year. In the fourth quarter, 2,692 metres and 19 drill holes were completed.

Some of the best results from this area are from the:

Promontorio Mine sector:

(i) 1.5 metre of 8,310 g/t Ag within 9.0 metres of 1,651 g/t Ag (DC07B101);

(ii) 2.1 metres true width of 0.16g/t Au, 333 g/t Ag with trace sulphide (DC07B132);

(iii) 3.7 metres true width of 0.1 g/t Au, 704 g/t Ag, 0.2% Cu, 1.2% Pb and 1.0% Zn (DC07B151);

El Gallo sector:

(iv) 290 g/t Ag with trace Pb and Zn over a true width of 2.3 metres (DC07B142);

(v) 195 g/t Ag over a true width of 8.5 metres (DC07B146).

Regional mapping

The regional geological mapping program revealed the presence of a number of gold-silver targets in the northwestern and central parts of the Cusi property. During 2007, the Company reported unusually high gold sample assays on the Gloria, Milagro and San Nicolas Tiro structures.

In total, some 115 samples were taken for geochemical analysis in the course of the regional mapping program. A review of this data prompted the Company to start a detailed mapping and sampling program in the area. The mineralization is hosted in a number of N-S structures, of variable width, the most important of which is the La Minerva system.

The southern extremity of the Minerva structure (N-S) intersects or deviates at another major system known as the Gloria structure (NE-SW). A total of 585 samples were taken during this detailed mapping program.

All samples were taken on the surface from the mineralized structures, and some of the best results include 1.46 g/t Au with 3,490 g/t Ag, 4.6 g/t Au with 1,530 g/t Ag, 2.49 g/t Au with 794 g/t Ag, 5.51 g/t Au with 719 g/t Ag in the Minerva area.

The high gold and silver contents are accompanied by low contents of lead, zinc and copper, which indicates that this vein system is high in the precious metal zone. This is very promising with respect to the amount of mineralized rock that could occur in these structures and others like them in the immediate vicinity. This area has received limited exploration in the past and has never been drilled.

An exploration drilling program is planned for the beginning of 2008 to follow up on these excellent results.

Cusi development

20,000 tonnes of material from various accessible mineralized zones at Cusi were processed at the Malpaso mill, but recovery was too low to warrant the economic sale of concentrates, especially from the oxide and transition zones (mixed oxide and sulphide zones). Metallurgical testing will continue during 2008 for the sulphides zones.

Cusi 2008 exploration program

A budget of US$2.5 million is forecast for 2008. Activities will be focused on metallurgical testing with the objective of improving metal recovery, especially for the material from the transition zones (mixed oxides and sulphides) and sulphide zones to a commercial level to allow the start-up of the pilot-mining program.

Some 15,000 metres of drilling are planned at Cusi to further define the resources at Santa Edwiges and Promontorio, as well as to evaluate, by drilling, the potential of the Minerva area discovered during the surface mapping program. The Company intends to drill some 2,000 metres in this area to evaluate the potential of this sector. A first NI43-101 resource estimate will be initiated, and results are expected shortly.

Furthermore, Dia Bras plans to initiate a surface mapping and sampling program at the La Reina prospect, situated in the southeastern area of the Cusi property. This area has seen limited work in the past. This area of interest is considered to hold some of the highest silver grades of the Cusi camp.

1.5 Selected Annual Information

	Year ended December 31, 2007	**Year ended December 31, 2006**	**Year ended December 31, 2005**
	$	**$**	**$**
Sales of concentrates (i)	24,056,537	35,588,838	5,562,402
Write-off of mining assets	1,199,891	280,117	615,658
Loss	9,183,699	1,913,016	2,096,165
Loss per share (basic and diluted)	0.08	0.02	0.04
Total assets	46,891,467	52,750,931	25,420,216

(i) In accordance with the Company's accounting policy, revenue from the sales of concentrates from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

1.6 Results of Operations

Corporate

During the year ended December 31, 2007, the Company incurred a loss of $9,183,699 ($0.08 per share) compared with a loss of $1,913,016 ($0.02 per share) for 2006.

The increase in the yearly loss is explained as follows:

Income

Interest income amounted to $508,750 ($277,440 in 2006) due to a higher average level of cash on hand during the year compared to 2006 and increased interest rates.

Expenses

Total administrative expenses amounted to $2,181,129 in 2007 compared with $1,595,474 in 2006. This cumulative increase is explained by higher salaries and workers compensation costs, increased office expenses related to the moving of head office premises, and higher network and communication project expenses. In 2007, the Company recorded directors' fees amounting to $75,250 (nil in 2006). Also during the last quarter, changes in management and other restructuring measures resulted in increased costs amounting to approximately $237,500 for which a termination payment provision of $187,500 is included in accounts payable and accrued liabilities as at year-end. Business development and other corporate expenses, included in administrative expenses were consistent with those of 2006.

During the year, following the adoption as of January 1, 2007 of the new accounting principles related to financial instruments, the Company recorded a loss of $3,395,514 (nil in 2006) on the variation in value of financial instruments (embedded derivative included in the Company's concentrate sales agreements) which was reflected in the final settlement billings and estimated provision. This loss was in majority incurred during the last quarter (see section 1.7) as metal prices suffered a significant drop mostly in November and December. Prior to January 1, 2007, any changes in value at the final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. Since the Company was applying the amount of its sales of concentrates against the costs of deferred exploration expenses before commencement of commercial production, those changes did not have, in 2006, any effect on the results of operations.

At the beginning of the year, also following the new rules related to financial instruments, the Company adjusted, at fair market value, the investment in Pershimco Resources Inc. (see section 1.14) thus increasing its value by $399,500. During the year, the Company recorded a loss on change in value of the temporary investment in Pershimco Resources Inc. of $413,601 after Pershimco released information concerning the sudden abandonment of its option on the Las Minitas project. This news, together with the volatile market, impacted negatively the Pershimco market share value, which has not recovered since. The Company still owns 835,000 common shares of Pershimco that are stated at fair market value.

During the year, the Company recorded a stock-based compensation non-cash cost of $1,033,646 related to the grant of 2,515,000 entirely vested options. The majority of these options were granted when the Company's stock price was near its highest level in 2007 resulting in a higher cost per individual option. The average exercise price of options granted in 2007 was $1.10. In 2006, stock-based compensation costs amounted to $694,846 (4,700,000 options granted).

In 2007, the Company recorded a loss on currency exchange of $1,059,206 due to the devaluation of the U.S. dollar (15.2%) and the Mexican peso (5.1%) against the Canadian dollar (gain of $289,784 in 2006). This loss is mainly attributable to the conversion into Canadian dollars of the outstanding final settlement provision and the monetary assets and liabilities in Mexico.

During the year, the Company decided to abandon the Promontorio project (Sierra Madre region) due to difficult mineral content and unsatisfactory results. Consequently, all accumulated costs and deferred exploration expenses on the property, amounting to $1,199,891, were written off during the second quarter. In 2006, write-offs amounted to $280,117 and included mainly the Magistral property (Promontorio project).

During 2006, the Company wrote off the deferred cost-advance on royalty payment of $350,000 since it had no further plans to use the Nichromet technology.

The loss includes amortization of property, plant and equipment in the amount of $64,231 which represents the amortization of office furniture, computer equipment and leasehold improvements of the Montreal office premises.

1.7 Summary of Quarterly Results

Quarter ended	Loss	Basic and diluted loss per share
	$	$
December 31, 2007	3,678,927	0.03
September 30, 2007	1,885,151	0.02
June 30, 2007	2,196,390	0.02
March 31, 2007	1,423,231	0.01
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01

1.8 Fourth Quarter Results

During the fourth quarter of 2007, the Company incurred a loss of $3,678,927 compared with a loss of $417,065 in 2006 which is mainly attributable to the variation of zinc and copper market prices as described below.

Income

During the fourth quarter of 2007, interest income amounted to $69,787 (cumulative $508,750) ($117,962 and a cumulative $277,440 for the corresponding 2006 period). Interest income has decreased from the third quarter of 2007, due to a reduction in the level of cash on hand.

Expenses

The fourth quarter loss includes a $2,401,055 loss on variation of commodity market prices and assay adjustment caused by the important decrease in the average market prices of zinc (17.7%) and copper (13.8%) which impacted negatively on the valuation of the final settlement provision of open shipments. The Company also incurred a loss on currency exchange of $50,709 as the U.S. dollar lost 2.5% over the Canadian dollar during the quarter. This loss is mainly attributable to the conversion value of the outstanding shipments final settlement provision into Canadian dollars and of the conversion of monetary assets and liabilities in Mexico.

The Company recorded, during the quarter, a non monetary loss on change in value of the temporary investment of $337,101 in reference to the drop in market price of the Pershimco Resources Inc. common shares (see section 1.6).

Administrative costs amounted to $823,411 and include costs related to changes in management and other restructuring measures resulting in costs amounting to approximately $237,500 for which a termination payment provision of $187,500 is included in accounts payable and accrued liabilities as at year-end. During the quarter, a provision for workers' compensation costs was recorded in the amount of $142,853.

1.9 Liquidity and Working Capital

The Company made significant investments in the Cusi project in 2007 resulting in a decrease of the Company's cash position from $19,704,587 as at December 31, 2006 to $6,700,016 as at December 31, 2007.

As at December 31, 2007, the Company's working capital amounted to $6,137,120 including $6,700,016 in cash and cash equivalents compared with $27,735,607 as at December 31, 2006, including $19,704,587 in cash and cash equivalents.

Decrease in working capital is also due to the devaluation by 15.2% of the U.S. dollar and by 5.1% of the Mexican peso against the Canadian dollar compared to last year which affected mainly cash, accounts receivable and the final settlement provision value.

The liquidity and working capital are sufficient to meet the current liabilities and to support operations for the next twelve months.

As at December 31, 2007, sales tax and other receivables amounted to $1,609,506 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable Value Added Tax credits or IVA. During the year, the Company recovered IVA receivable from 2005 in the amount of approximately $350,000 and, as of this date still two months from 2005 remain receivable in the approximate amount of approximately $170,000. To date, all of the 2007 IVA reimbursement filings have been recovered. Income taxes receivable in the amount of $722,515 (nil in 2006) represent provisional tax instalments receivable from the Mexican tax authorities. As at December 31, 2007, no allowance was taken with respect to any of the amounts receivable.

As at December 31, 2007, accounts payable and accrued liabilities amounted to $2,254,123 ($830,978 as at December 31, 2006) and are comprised of the above mentioned provision (see 1.8) and normal business transactions.

As at December 31, 2007, the Company has a net payable position of $1,368,164 with MRI Trading resulting from a reduction of metal prices in November and December 2007 (receivable of $3,347,046 as at December 31, 2006) which has been disclosed separately as trade payables. The actual final settlement billings could be higher or lower depending on the future fluctuation of commodity prices.

1.10 Capital Resources, Investing and Financing Activities

The mineral properties of the Company are at the exploration stage. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans and, although it is conducting a pilot-mining program at the Bolivar Mine property thereby providing a source of income through the sales of concentrates, the Company is not considered as being at the commercial production stage.

The Company's current near-term plans include the following elements:

(1) Initiation of a feasibility study to build a mill at the Bolivar Mine site to bring the project to the production stage;

(2) Exploration:

  (a) Block measured and indicated resources to reserves,

  (b) Identify new mineral resources,

  (c) Regional exploration adjacent to the Bolivar Mine property and Santa Edwiges (Cusi) sector;

(3) Mine development;

(4) Corporate activities: to continue to identify and assess property and corporate acquisition or business combination opportunities to increase shareholder value.

The company will continue to reassess on an ongoing basis the amount and timing of its currently planned expenditures to increase operating efficiencies. At the same time, Management will continually assess its capital requirements that may entail accessing capital markets.

During 2007, the Company did not complete any private placement. A total of 824,000 stock options and 996,364 broker compensation options were exercised raising respectively $492,000 and $996,364.

The pilot-mining program at Bolivar generated sales of approximately $24.1 million during the 2007 compared with $35.6 million in 2006. Sales forecasts for 2008 at Bolivar are estimated at $24.0 million (see section 1.4).

During the year, the Company invested $30.0 million in costs and deferred exploration expenses and capital expenditures.

Long term debt

Following the new agreement entered into with Minera Cusi in April 2008 (see 1.4), the Company has an obligation of US$2,560,000 including US$2,060,000 payable in 2009.

Capital expenditures, development and property payments

In 2007, the Company incurred capital expenditures in Mexico amounting to approximately $6.4 million which consisted mainly in the expansion and improvement of the Malpaso mill facility and the purchase of additional (jumbos and scoops) mining and exploration equipment for the Cusi project.

With the purchase of a 5-yard scoop in Q1-2008, the Company has the necessary equipment to accomplish its 2008 exploration program along with the expected mining and development activities on both Cusi and Bolivar projects. Other capital expenditures in 2008 will be limited to plant optimization, investment in an environmental capital expenditure program at Malpaso and the purchase of the Malpaso land for a total expenditure of approximately $1 million.

1.11 FINANCIAL COMMITMENTS

The Company's financial commitments are as follows:

(a) A five-year lease for office premises at an annual rent of $60,000 until August 2012; and

(b) A five-year lease signed jointly with two other companies expiring in February 2009, at an annual rent of $150,000. This office space has been sub-leased until the end of the lease; and

(c) In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing
- US$15,000 in July 2008
- US$55,000 in January 2009

(d) In January 2008, the Company entered into a right purchase agreement with Marina Fernandez regarding the Bolivar property for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing
- US$15,000 in July 2008
- US$55,000 in January 2009

(e) In January 2008, the Company entered into a promise to purchase agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,143).

(f) In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consoscio Minero Latinoamericano, S.A. de C.V. whereby it can earn a 100% interest in the La Engañosa property by paying a total amount of US$1,265,000 as follows:

a. US$65,000 at the date of signing,
b. US$75,000 after 6 months from signing,
c. US$75,000 after 12 months from signing,
d. US$150,000 after 18 months from signing,
e. US$200,000 after 24 months from signing,
f. US$300,000 after 30 months from signing,
g. US$400,000 after 36 months from signing,

and incurring minimum exploration expenditures of US$300,000 per year over the same three-year period.

The payments from d) to g) (18 months to 36 months) could be converted into free-trading common shares of the Company if the share trades at or higher than $1.25 at their option. The property is subject to a 2% NSR which can be bought back for US$1.5 million over a period of 6 years, plus minimum annual royalties of US$48,000 after 5 years.

(g) In 2007, in the normal course of business, the Company guaranteed financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced US$115,000 to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

In addition, on April 15, 2008, the borrower signed a promissory note in favor of the Company in the amount of US$500,000 to secure any potential obligation for the Company. As of April 24, 2008, the amount due pursuant to the financial lease is approximately $170,000 (MX 1,920,800) and represents the maximum potential exposure for the Company under this agreement. The Balance outstanding under the advance is approximately US$79,000. The Company is confident it will not incur any loss resulting from this transaction and as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at December 31, 2007.

The fair value of the guarantee at initial recognition is approximately $15,000.

(h) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at December 31, 2007, no provision is recorded in accounts payable and accrued liabilities.

In addition, for the Company to exercise its various options on the mining properties, the option payments and exploration expenses will be as follows:

Year	Option Payments	Exploration Expenses	Total
	$	$	$
2008	193,278	859,473	1,052,751
2009	392,730	716,300	1,109.030
2010	494,000	296,400	790,400
2011	395,200	-	395,200

1.12 OFF-BALANCE

The Company did not enter into any off-balance sheet arrangement other than the one indicated in section 1.11 (h).

1.13 RELATED PARTY TRANSACTIONS

During the year, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and were recorded at their exchange value which reflected the fair market value.

1.14 NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting, related to Financial Instruments Section 1530, "Comprehensive income", Section 3251 "Equity", Section 3855 "Financial instruments-Recognition and Measurement", and Section 1506 "Accounting Changes".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income. This standard did not have any effect on the Company's consolidated financial statements.

Section 3251 "Equity"

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity for the period arising from other comprehensive income. Accumulated changes in other comprehensive income are included in accumulated other comprehensive income and are presented as a separate component of shareholders' equity. This standard did not have any effect on the Company's consolidated financial statements.

Section 3865 "Hedges"

Section 3865 expands the guidelines found in Accounting Guideline 13 "Hedging Relationships" and describes when and how hedge accounting can be applied as well as the disclosure requirements. As at December 31, 2007, the Company had no hedges.

Section 3855 "Financial Instruments-Recognition and Measurement"

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This section requires that:

(i) all financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

- Financial assets must be classified into one of the four following categories:
- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held-for-trading assets (measured at fair value with changes in fair value recognized in earnings immediately);

- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

(ii) all financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method.

(iii) all derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Impact upon adoption of Section 3855

The primary impact on the consolidated financial statements resulting from the adoption of Section 3855 is as follows:

(a) The Company's investments in marketable securities are classified as held for trading and are measured at fair value. Under this classification, any change in value between balance sheet dates is recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

(b) The Company's investments in warrants are derivative instruments and classified as held for trading and are measured at fair value. During 2007, any change in fair value between balance sheet dates was recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

(c) The Company has recorded the following transition adjustments in its consolidated financial statements as at January 1, 2007, resulting from the adoption of Section 3855 (note 6):

   (i) An increase of $399,500 in temporary investments, representing a fair value adjustment of marketable securities and warrants.

   (ii) A decrease of $399,500 in deficit representing the faire value adjustment to the value of marketable securities and warrants net of Canadian taxes of nil. The Company elected to use April 1, 2003 as the transition date for embedded derivatives.

(d) Sales of concentrates: Effective January 1, 2007, final settlement billing adjustments are recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit instead of an adjustment to sales of concentrates which, before commencement of commercial production, is recorded as a reduction of the related deferred exploration expenses.

Variation in the final settlement provision value due to commodity market price and exchange rate changes at each balance sheet date is also recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 1, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments will be required.

Section 1506 "Accounting Changes"

Effective January 1, 2007, the Company adopted the revised CICA Section 1506 "Accounting Changes", which requires that (a) a voluntary change in accounting principles can be made if the changes result in reliable and more relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

Accounting standards issued but not yet adopted

The CICA has issued the following new Handbook Sections and/or new recommendations which will be adopted by the Company on January 1, 2008:

(i) Section 3862, "Financial Instruments – Disclosures" describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

ii) Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation". The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iii) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iv) Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

(v) Section 3031 "Inventories" replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized. The new accounting standard and any consequential amendments will be effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

1.15 CRITICAL ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement

Refer to section 1.14 above.

This represents a critical accounting policy since it has an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate are recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit. Prior to January 1, 2007, change in value was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company's accounting policy.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, valuation of embedded derivatives, fair value of temporary investments, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies and spare parts inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to exploration projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Specific costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development in an area of interest over a period of three consecutive years or results from exploration work not warranting further investment. Areas of interest are defined by project.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations, Comprehensive Loss and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrates from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrates are sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrates are provisionally priced at the time of shipment using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations, Comprehensive Loss and Deficit.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at Bolivar from which asset retirement obligations may arise. A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

1.16 Financial Instruments and Other Instruments

Other than the temporary investments and the guaranty (refer to note 1.11 (g)), the Company does not use financial or other instruments, however management considers that an embedded derivative is included in the Company's concentrate sales agreements.

1.17 Risk and Uncertainties

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Estimates of future production from the Bolivar pilot-mining operations derived from the mine plan prepared in fiscal 2007 and subsequently reviewed and/or revised by management. These estimates are subject to change. The Company cannot give any assurance that it will achieve its production estimates. Failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of the pilot-mining operations and financial condition.

Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

- actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
- mining dilution;
- ramp wall failures or cave-ins;
- ventilation and adverse temperature levels underground;
- industrial accidents;
- equipment failures;
- natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
- encounter of unusual or unexpected geological conditions;
- changes in power costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; and
- restrictions imposed by government agencies.

Land title

The Company is taking reasonable measures, in accordance with industry standards, for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects (refer to note 8 and 19 of the December 31, 2007 year end audited consolidated financial statements).

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrates through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in base and precious metal prices, since final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's trade receivables (payables) and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.18 OUTLOOK

2008 OBJECTIVES

- Aggressive exploration program to expand and upgrade existing resources at Bolivar;
- Continue exploration and metallurgical testing at Cusi to establish initial resource estimate and start up pilot mining;
- Initiate a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized on-site mill;
- Evaluate the full potential of the newly acquired property – La Engañosa;
- Process 144,000 tonnes of material from Bolivar at average grades of 1.5% Cu and 8.0% Zn for a production value of US$24 million;
- Blue sky exploration outside Bolivar and Cusi mining areas;
- Cost improvement program in all areas of the Company.

The Company has planned a $5.0 million exploration program for 2008 that will partially be financed from the cash flow generated by the Bolivar pilot-mining program. The program will include a total of 35,000 metres of exploration drilling at both the Bolivar and Cusi projects.

The Company obtained a positive recommendation from the NI43-101 preliminary assessment report from Geostat International and will pursue its plan of action in terms of exploration commitment, to bring the Bolivar project to the next level in view of an eventual commercial production status.

The program at Bolivar is run with the objective of accelerating the feasibility study. The view of assessing the construction of a mill on-site at Bolivar as been addressed by the Company since the acquisition of the property and the inception of pilot-mining activities in 2005; 2008 will be very important for achieving that goal.

Drilling will be focused on increasing the measured and indicated resources at the Bolivar Alta Ley section especially within the Titanic and Selena massive sulphide lenses and along the Fernandez trend where a total of 10,000 metres is planned.

Another 5,000 metres of exploration drilling is planned to demonstrate the bulk volume potential of the Bolivar property with the objective of evaluating the strike extension of the favourable Upper and Lower skarn horizons along La Montura trend.

1.19 CONTROLS AND PROCEDURES

Internal control over financial information

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Based on the review of its internal control it was determined that a weakness existed in the design of internal control over financial reporting in relation to:

- Cut-off procedures regarding transport: Specific control will be implemented to ensure that provision for unbilled services are properly recorded;
- Sales valuation process: New procedures have been implemented in order to ensure the use of appropriate forward prices at the date of sales recognition.

During 2007, the Company hired a new employee to review, among others, calculations of deferred income taxes in Mexico. This significant change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2007 has materially affected the Company's internal control over financial reporting pertaining to the determination of the current and future income tax provisions of the Company.

Disclosure controls

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls as of December 31, 2007. They concluded to a weakness in the design of the controls and procedures relative to the flow of communication regarding commitments concerning the Mexican subsidiary. Consequently, additional controls have been implemented to ensure the transmission and full disclosure of any material commitment agreement by the subsidiary. All managers will be asked to complete and sign a report, on a monthly basis, listing all the agreements or commitments involving the Company during the reporting period of which they have knowledge.

1.21 OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 – SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2007 Total $	For the year ended December 31, 2006 Total $
Balance – Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	305,370	1,140,646	-	1,446,016	3,491,849
Sampling	980,021	1,194,001	-	2,174,022	393,403
Geology consulting and management	745,555	597,724	-	1,343,279	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	5,079,736	4,185,595	-	9,265,331	5,863,818
Pilot milling and metallurgy testing	4,404,805	726,934	-	5,131,739	3,538,455
Supervision and local administrative costs	624,334	313,645	1,652	939,631	1,341,295
Transportation costs	9,438,703	560,724	-	9,999,427	6,969,213
Roads	12,417	133,305	-	145,722	15,993
Camp costs	1,777,742	1,039,662	-	2,817,404	1,430,355
Capitalized amortization of exploration buildings and equipment	2,739,746	786,545	146	3,526,437	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	26,682,223	10,877,722	1,961	37,561,906	27,100,988
Write-off of mining assets – Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate	(24,056,537)	-	-	(24,056,537)	(35,588,838)
	2,625,686	10,877,722	(1,197,930)	12,305,478	(8,635,485)
Transfer to (from) excess cost recovery – pilot mining	(2,506,851)	-	-	(2,506,851)	6,770,293
	118,835	10,877,722	(1,197,930)	9,798,627	(1,865,192)
Balance – End of period	3,404,627	18,066,155	-	21,470,782	11,672,155

(ii) **NATIONAL INSTRUMENT 51-102 – SECTION 5.4**

Disclosure of outstanding securities as at April 29, 2008

Common shares: 111,501,269

Options outstanding: 10,518,333

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,313,333	0.30	September 2010
125,000	0.22	September 2010
2,455,000	0.40	February 2011
1,890,000	0.90	September 2011
40,000	0.98	January 2012
1,735,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012
330,000	0.61	April 2013

Corporate Information

Corporate Head Office

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

Ticker symbol

TSX Venture Exchange TSX
Symbol: DIB

Auditors

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

Registrar and Transfer Agent

Computershare Trust Company of Canada

Investor Relations

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

Website

www.diabras.com

Board of Directors

Thomas L. Robyn
Chairman

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

Mario Caron

Eduardo Gonzalez

Officers

Thomas L. Robyn
Chairman

Daniel Tellechea
President and Chief Executive Officer

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

File No. 82-34990

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

YEAR ENDED DECEMBER 31, 2007

ISSUER DETAILS

FOR THE YEAR ENDED :	December 31, 2007
DATE OF REPORT:	April 27, 2008
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	Suite 2750 600, de Maisonneuve Blvd. West Montreal, Quebec, Canada H3A 3J2
ISSUER FAX NUMBER:	(514) 393-8513
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	DANIEL TELLECHEA	2008/04/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	PHILIP RENAUD	2008/04/29

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

YEAR ENDED DECEMBER 31, 2007

SCHEDULE "A"

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

See the audited consolidated Financial Statements for the year ended December 31, 2007, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

YEAR ENDED DECEMBER 31, 2007

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COSTS AND DEFERRED EXPLORATION EXPENSES

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2007 Total $	For the year ended December 31, 2006 Total $
Balance – Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	305,370	1,140,646	-	1,446,016	3,491,849
Sampling	980,021	1,194,001	-	2,174,022	393,403
Geology consulting and management	745,555	597,724	-	1,343,279	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	5,079,736	4,185,595	-	9,265,331	5,863,818
Pilot milling and metallurgy testing	4,404,805	726,934	-	5,131,739	3,538,455
Supervision and local administrative costs	624,334	313,645	1,652	939,631	1,341,295
Transportation costs	9,438,703	560,724	-	9,999,427	6,969,213
Roads	12,417	133,305	-	145,722	15,993
Camp costs	1,777,742	1,039,662	-	2,817,404	1,430,355
Capitalized amortization of exploration buildings and equipment	2,739,746	786,545	146	3,526,437	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	26,682,223	10,877,722	1,961	37,561,906	27,100,988
Write-off of mining assets – Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate	(24,056,537)	-	-	(24,056,537)	(35,588,838)
	2,625,686	10,877,722	(1,197,930)	12,305,478	(8,635,485)
Transfer to (from) excess cost recovery – pilot mining	(2,506,851)	-	-	(2,506,851)	6,770,293
	118,835	10,877,722	(1,197,930)	9,798,627	(1,865,192)
Balance – End of period	3,404,627	18,066,155	-	21,470,782	11,672,155

2. RELATED PARTY TRANSACTIONS

See Note 17 to the audited Consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR

- 996,364 common shares issued following exercise of compensation options - $1,181,141;
- 824,000 common shares issued following exercise of stock options - $728,990;
- 2,515,000 options granted.

4. SUMMARY OF SECURITIES AS AT DECEMBER 31, 2007

See Notes 10, 11 and 12 of the Notes to the audited Consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT APRIL 29, 2008

Directors: Daniel Tellechea, Thomas L. Robyn, Réjean Gosselin, Philip Renaud, Robert D. Hirsh, Mario Caron and Eduardo Gonzalez

Officers: Thomas L. Robyn, *Chairman*
Daniel Tellechea, *President and Chief Executive Officer*
François Auclair, *Vice-President, Exploration*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

YEAR ENDED DECEMBER 31, 2007

SCHEDULE "C"

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the year ended December 31, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 DATE OF MD&A

The MD&A for the year ended December 31, 2007 is as at April 29, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 2007 HIGHLIGHTS

- The Company obtains a favourable preliminary assessment from an independent engineering firm regarding its Bolivar project indicating a strong internal rate of return and net present value at Bolivar with the construction of a mill on-site;
- Pilot mining at Bolivar generates sales of approximately $24.1 million in 2007 (see results in section 1.4);
- The Company drills a total of 47,001 metres, thereby achieving 94% of its 2007 objective;
- Discovery of a new massive sulphide lens in the Upper Skarn with grades of up to 2.2% Cu and 13.1% Zn at Bolivar mine;
- An additional exploration drilling program generates excellent results at both the Bolivar and Cusi projects;
- The Company processes 127,106 tonnes of material from the Bolivar Mine property, thereby achieving 99% of its objective of 129,000 tonnes for 2007;
- Dia Bras' Malpaso mill increases its operating capacity from 500 tpd to 850 tpd;
- Postponement of pilot mining at Cusi in order to continue metallurgical testing;
- Appointment of Daniel Tellechea as President and CEO.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

NATURE OF ACTIVITIES

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico, with an additional option just recently acquired on a 315 hectare property in the State of Jalisco, Mexico.

Until it is determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought to commercial production. The Company expects to complete sufficient exploration work on the Bolivar property and extensions to start a feasibility study in 2008.

The Bolivar project

The Bolivar project is situated in the Piedras Verdes mining district of Chihuahua some 250 km (392 km by road of which approximately 305 km are paved) southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico, and, more specifically, approximately 10 km southwest of Urique. It includes three groups of exploration properties: the Bolivar, Mezquital, and San José groups, which comprise seventeen mineral concessions that cover approximately 7,460 ha.

The Bolivar Cu-Zn skarn deposit is one of many base and precious metal deposits in the north-northwest trending Sierra Madre Belt and is the most advanced asset of the Company.

In 2005, the Company initiated a pilot-mining program at the Bolivar mine property. The material from the Bolivar mine is transported by truck and railroad to the Company's Malpaso milling facility.

The Cusi project

The history of the Cusihuiriachic silver district extends over three hundred years. The abundance of this precious metal first attracted fortune hunters to Cusi in the late 1600s. The district is located centrally in the province that has helped make Mexico the source of one third of all the silver ever produced in the world. These former mines historically produced high-grade silver but became inactive at a time of plummeting silver prices; most have never been explored at depth, and none with modern techniques. The acquired assets include 12 inactive mines, each located on a mineralized structure.

The infrastructure in the area of Cusi is excellent and adequate for our needs. The district is located 40 kilometres from our Malpaso mill. Two thirds of that distance is flat paved highway, the rest a flat dirt farm road, resulting in lower transportation costs to our mill. Cusi is also 20 kilometres from Cuauhtemoc, a city of 200,000 citizens and a major farming and industrial center. Cusi owes its origins to the silver mines, so supplies and skilled labour are readily available.

Malpaso mill

The Malpaso mill, situated some 270 km by road and dirt roads from the Bolivar mine, processes material from the Bolivar mine property, where Dia Bras is carrying out pilot mining and produces copper and zinc concentrates.

Overall performance-2007

The year 2007 was the first full year in which Dia Bras operated in both the Bolivar and Cusi projects, bringing its development activities to new levels since the Company's arrival in Mexico in 2003.

The Company made significant investments in the Cusi project in 2007 resulting in a decrease of the Company's cash position from $19,704,587 at December 31, 2006 to $6,700,016 at December 31, 2007.

The Company's original forecasts for 2007 included cash flow of $10.0 million from the sale of lead-silver concentrates from the startup of pilot-mining activities. Pilot-mining results did not meet our forecast due to the delay in appropriate metallurgical testing. Additional metallurgical testing is underway, and management is confident that pilot mining will yield appropriate results by the second half of 2008.

Exploration activities during 2007

The mandate of our exploration group is to increase the mineral resources on Dia Bras' properties – add new low-cost silver, copper, zinc and lead resources through exploration or acquisition in Mexico.

The 2007 exploration program has opened up some significant new exploration opportunities with considerable upside potential.

During 2007, the Company carried out extensive exploration activities on both Bolivar and Cusi properties to evaluate their economic potential. The core drilling program initiated in February 2007 called for 50,000 metres of drilling to be performed equally between the Cusi and Bolivar projects. Other exploration work included surface and underground mapping, sampling and aerial photo interpretation.

A total of 25,189 metres of drilling was completed at Bolivar and 21,812 metres were drilled at Cusi for a combined total of 47,001 metres, just short of the year's objective, compared with 11,100 metres at Bolivar and 1,700 metres at Cusi for a total of 22,800 metres drilled in 2006. Total exploration expenditures amounted to approximately $5.4 million compared with 22,800 metres and $4.2 million, respectively for 2007 and 2006.

a) Bolivar Projects – Exploration

The Bolivar project is covered by different purchase and option agreements:

Bolivar III and IV (Bolivar mine property) option agreement

In 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period.

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana, S. de R.L. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions in the Bolivar mine entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the fact that DBM acquired the property as a bona fide purchaser as well as in the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Management and its external legal advisors believe the claims are without merit as they are based on the claimant's personal perceptions of the circumstances surrounding the performance of such purchase agreement. Consequently, management is confident that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no adverse effect on DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property (refer to note 19 on contingency in the 2007 year-end audited consolidated financial statements).

Piedras Verdes property

In 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. Option terms were met in 2007, and property titles were transferred to the Company.

San José project

In 2003, the Company entered into an option agreement with El Paso Partners, Ltd. to acquire a cumulative interest of up to 100% in the San José silver and base metal property by incurring exploration expenditures of US$1,638,000 by July 2009 and cumulative option and advance royalty payments of US$324,500.

The Company is currently evaluating the status of this project and its terms of agreement in view of the Company's future development plans. Should the Company decide to abandon this project, related costs and deferred exploration expenses would then be written-off.

Bolivar 2007 exploration program

Mineralization on this property is related to a copper porphyry system. Typically, such systems generate skarn deposits, replacement deposits, breccia pipe deposits and other types of deposits – all of which constitute attractive targets.

Exploration at Bolivar through a pilot-mining program resulted in the identification of feeders for mineralizing fluids and recognition that the major mineralized zones at Bolivar occur in two skarn horizons (the Upper and Lower skarns). The Upper Skarn hosts the high-grade copper-zinc mineralization now being exploited by the Company in the Bolivar mine, and the Lower Skarn hosts copper-iron mineralization.

Exploration efforts in fiscal 2007 focused mainly on the Bolivar Alta Ley and El Gallo sectors and the La Montura trend with three main objectives:

- To further define Upper and Lower Skarn Horizons, from the Bolivar mine to El Gallo, in order to obtain an updated NI43-101 resource definition of the Bolivar area.
- To evaluate the extension of the high-grade targets of the Upper Skarn Horizon and also test the Lower Skarn Horizon north and east of the Bolivar mine. This program will focus on the immediate area of the known mine resource and multiple showings (Bolivar NW, La Increíble, El Gallo, La Montura).
- To demonstrate the tonnage potential of the Bolivar property. This drilling was designed to test the strike extension of the favorable Upper and Lower Skarn Horizons over 2,000 metres of strike length from La Montura to El Val.

During 2007, exploration expenditures in the Bolivar region amounted to approximately $2.7 million. The exploration program reached its drilling target, as a total of 25,188 metres of drilling was completed (16,996 metres from the surface and 8,184 metres from underground) compared with 11,000 metres of drilling in 2006. Surface drilling was conducted at and around the mine site, in the El Gallo and the La Montura sectors, where several exploration successes were accomplished during the year. All underground drilling was performed at Bolivar Alta Ley.

Throughout fiscal year 2007, four surface drill rigs and two underground rigs were in operation at the Bolivar project.

Bolivar Mine Alta Ley area

During fiscal year 2007, 12,883.1 metres were drilled in this area (4,199 from the surface and 8,184 from underground), including 3,899.5 metres during the fourth quarter (1,742 metres from surface and 2,157 metres from underground) which enabled a better definition of the newly discovered resource area.

Excellent results came from the underground drilling of the Selena and San Francisco zones, where the following holes intersected:

(i) 2.02% Cu and 10.84% Zn over 3.3 metres (DB07BM124),

(ii) 8.38% Cu and 4.03% Zn over 3.35 metres (DB07BM122),

(iii) 1.12% Cu and 11.13% Zn (Selena) (DB07BM132),

(iv) 3.90% Zn over 3 metres (San Francisco) (DB07BM133),

(v) 5.3 metres true width of 6.1% Zn in the Upper Skarn horizon but at a vertical depth of more than 300 metres, which consist of one of the deepest Upper Skarn intersections at the project.

El Gallo area

El Gallo is situated some 500 to 800 metres south-southeast of the Bolivar mine Alta Ley area. Following a thorough review in early 2007 of the relationship between the Upper Skarn and Lower Skarn mineralized trends, a drilling program was conducted to estimate resources in both skarn units.

Drilling in the El Gallo area was successful in 2006/2007, having intersected widespread disseminated copper mineralization in the magnetite-bearing Lower Skarn and high-grade zinc in the Upper Skarn. The 2007 drilling program at El Gallo focused on expanding and better defining Inferred Resources in this area.

Almost every drill hole in the El Gallo area intersected both Upper and Lower Skarn type mineralisation, and some of the best results were observed in the following intersections:

(i) 1.2% Cu over 69.3 metres true width (LS) (DB07B225),

(ii) 1.4% Cu over 16 metres true width (DB07B199), and

(iii) 18.3 metres true width of 2.4% Cu (DB07B202, 211, 218).

La Montura trend

In the La Montura area, located almost 2.5 km southeast of the mine area, 4,114 metres were drilled during the year, including 1,632 during the fourth quarter. The drilling objective was to determine if any mineralization could be encountered in this area, as the mapping program of 2006 had identified the favorable Upper and Lower Skarn type horizons.

Drilling in this area resulted in the discovery of a new mineralized unit:

(i) 4.26% Zn over 32.5 metres, including a high-grade section that assayed 13.14% Zn over 7.9 metres (DB07B215);

(ii) More drilling was conducted to establish if there are potential resources;

(iii) 2.0 metres of 7.7% Zn in an Upper Skarn type environment, contained within a much broader mineralized section of some 30 metres (89 to 123 metre core length) (DB07B209).

In addition, drilling conducted in the La Montura trend enabled the identification of further potentially economic material in the Upper and Lower Skarn horizon which could significantly enhance the economic viability of the project.

Resource estimates

A NI43-101-compliant resource evaluation was conducted by Geostat International during the third quarter of 2007, and an updated resource estimate was completed for the Bolivar project, as at February 29, 2008.

The new resource estimate has significantly increased from the previous evaluation and is summarized in the table below. (A copy of the resource estimate report by Geostat is available on SEDAR at www.sedar.com.)

Total Resources of the Bolivar Project Calculated, Geostat Systems International Inc., 2008-02-28 *The cutoff grade applied in the Upper Skarn is 2.5% CuEq* *: Copper equivalent - %CuEq=%Cu+0.5*%Zn+0.33*Au (g/t)+0.0066*Ag (g/t)									
Classification	**Cutoff on the %CuEq LS - US**	**Tonnes**	**SG (t/m^3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% CuEq***
Total Measured	1.00 – 2.50	299,900	3.33	1.11	2.68	0.23	24.30	9.95	2.69
Total Indicated	1.00 – 2.50	645,600	3.32	1.12	2.74	0.18	26.55	8.71	2.73
Measured + Indicated	1.00 – 2.50	945,400	3.34	1.12	2.70	0.20	25.84	9.10	2.72
Total Inferred	1.00 – 2.50	4,056,100	3.28	1.23	0.73	0.24	25.23	14.36	1.84

The table above shows the total resources for the Upper and Lower skarns at various % CuEq cutoff grades. Note that the first set of figures on the left side shows the cutoff grade for the Lower Skarn, and for the Upper Skarn, on the right side of the column. Total resources of the Bolivar Project include those from the Upper and Lower Skarn units in the Alta Ley area, the El Gallo area, the Increíble area, the North West area and the La Montura area.

Resources of the Upper Skarn of the Bolivar Project *The cutoff grade applied in the Upper Skarn is 2.5% CuEq*									
Classification	**Mineralized Areas**	**Tonnes**	**SG (t/m^3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% CuEq***
Total Measured	All areas	84,000	3.48	1.45	8.12	0.20	32.78	5.29	5.79
Total Indicated	All areas	210,900	3.48	1.31	7.42	0.15	38.64	5.85	5.32
Measured+ Indicated	All areas	294,900	3.48	1.35	7.62	0.16	37.0	5.70	5.45
Total Inferred	All areas	387,900	3.42	1.54	5.64	0.14	44.37	8.84	4.70

Since the resource estimate of September 2007, and notwithstanding the ongoing pilot-mining program, Measured and Indicated resources of the Upper Skarn have remained basically constant while a net increase in Inferred Resources is noted (+100,000 tonnes). Thus, delineation and exploration drilling continue to upgrade both the Inferred resources of the Upper Skarn in Measured and Indicated and discover new high-grade Cu-Zn lenses. This is very important as it impacts directly on the economics of the mine and allows the continuation of mining the higher grade lenses while ongoing drilling and technical work is carried out with the objective of a full feasibility study to be initiated in the second part of 2008. It also allows for an extended mine life of the project at current capacity.

Resources of the Upper Skarn of the Bolivar Project *The cutoff grade applied in the Upper Skarn is 2.5% CuEq*									
Cutoff on the %CuEq	**Classification**	**Tonnes**	**SG (t/m3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**CuEq %***
1.00	**Measured+Indicated**	341,300	3.27	1.18	0.12	0.33	22.5	17.2	1.50
	Inferred	3,196,000	3.27	1.22	0.16	0.26	23.2	16.4	1.54
1.25	**Measured+Indicated**	235,400	3.27	1.32	0.13	0.36	23.5	18.3	1.66
	Inferred	2,039,700	3.27	1.41	0.18	0.31	26.7	17.6	1.78
1.50	**Measured+Indicated**	139,000	3.27	1.50	0.14	0.40	24.8	19.1	1.86
	Inferred	1,252,800	3.27	1.63	0.17	0.37	29.8	18.6	2.04

Notes:

1. CIM definitions were followed for the resource estimate.
2. A minimum width of 2 metres was used for a mineralized zone.
3. Densities of mineralized rock are indicated in the tables.

Price assumptions used for the CuEq calculation are (US$): Cu 2.00/lb., Zn 1.00/lb., Ag 10.00/oz, Au 500.00/oz.

Furthermore, the Company received a Preliminary Economic Assessment Study dated November 2007 and concluded that the project proves economical with the construction of a 500 tonne- or 1000-tonne-per-day maximum capacity mill. [(1)]A copy of the study is available on SEDAR at www.sedar.com.

---

(1) Readers are cautioned that Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, as part of a preliminary assessment, and for the economic part of this preliminary assessment, inferred resources can be included. Some mining dilution has been added. However, and due to the preliminary nature of the report, there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves have not demonstrated economic viability.

Bolivar 2008 exploration program

A budget of US$2.5 million is forecast in 2008, and exploration efforts will be focused in three areas with a view to accelerate the feasibility study.

Bolivar – Alta Ley

Drilling will be focused on increasing the measured and indicated resources at the Bolivar mine Alta Ley area, especially within the Titanic and Selena massive sulphide lenses, and along the Fernandez Trend. 10,000 metres of core diamond drilling (surface and underground) are planned in this area.

Bolivar – El Gallo

A further 5,000 metres of drilling is planned in this area to: 1) enable the upgrade of some of the Inferred Resources of the El Gallo Lower Skarn to Measured and Indicated; and 2) further increase the total tonnage of the Upper and Lower Skarn Horizons of this prospect.

Bolivar - Exploration drilling

An exploration drilling program of 5,000 metres will allow the Company to demonstrate the bulk volume potential of the Bolivar property. This drilling will be dedicated to evaluate the strike extension of the favorable Upper and Lower skarn horizons over 2,000 metres of strike length along the La Montura trend where 32.5 metres averaging 4.26% Zn have been intersected at La Narizona prospect.

Bolivar Mine pilot-mining program

During 2007, the Company continued its pilot-mining program at the Bolivar Mine property. This program will be run until an economic assessment of the overall Bolivar project is produced. Since 2005, the program generates interim cash flows which are used in the operations of the Company and the development of its assets.

In 2007, despite the increased volume of material processed, the program generated sales of $24.1 million compared with $35.6 million in 2006. This sales decrease is explained by a combination of factors:

- Lower grades of material mined at Bolivar, mostly in the first and second quarters of 2007. In 2007, average grades mined and processed were 7.07% for zinc and 1.52% for copper compared with 10.63% and 2.03%, respectively, in 2006;
- The decline in the value of the U.S. dollar in 2007 compared to the Canadian dollar (yearly average decrease of 15.2% compared to 2006).

Average market prices of zinc (US$1.47/lb. – US$1.44/lb. in 2007) and copper (US$3.23/lb. – US$3.02/lb. in 2007) were comparable with those of 2006. However, while during the last six months of 2007 the level of production was increasing, both metal market prices were declining, which affected total sales.

In 2007, pilot-mining direct operating cash costs increased due to increases in the tonnage of material being transported from the Bolivar site and processed at the Company's Malpaso milling facility, the transport costs attributable to the inconsistent availability of railroad services, and fuel. Costs per tonne milled remained constant with last year.

During the last six months of 2007, the market price of zinc declined by 34.1% from an average price of $1.61/lb. in July to $1.06/lb. in December, and the price of copper, by 17.4% from an average price of $3.62/lb. in July to $2.99/lb. in December. This decline also impacted negatively the year-end final settlement provision (see section 1.6). As at December 31, 2007, 10.2 million payable lbs. of zinc and 3.5 million payable lbs. of copper remained open for future final settlement representing an estimated payable provision of $2,416,854 as at that date.

A summary of comparative statistics for 2007 and 2006 is shown in the table below.

Key statistics from the Bolivar pilot-mining program in 2007 and 2006, and 2008 forecast (1) (3)

	2008 Forecast	2007	2006	% Variation 2007 over 2006
Tonnes processed	144,000	127,106	96,575	31.6
Grade zinc	8.0%	7.07%	10.63%	(33.4)
Grade copper	1.4%	1.52%	2.03%	(25.1)
Zn recovery	88.0%	86.49%	91.90%	(5.8)
Cu recovery	82.0%	81.66%	80.59%	1.3
Average price zinc per pound, US$	$1.00	$1.47	$1.44	2.1
Average price copper per pound, US$	$2.80	$3.23	$3.02	7.0
Total production of zinc (lbs.)	22.3 M	17.13 M	20.90 M	18.0
Total production of copper (lbs.)	3.6 M	3.53 M	3.51 M	0.5
(in US$ millions)				
Total net smelter production value(2) (3)	$24.0 M	$26.4 M	$26.8 M	(1.5)
Operating cash costs (including development) (2) (3)	$14.1 M	$15.0 M	$11.5 M	30.4
Direct operating cash margin (FOB Malpaso Mill) (2) (3)	$9.9 M	$11.4 M	$15.3 M	(25.4)
(in US$ / DMT)				
Operating cash costs/DMT (including development) (2) (3)	$98.00	$118.18	$118.56	nil

(1)It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production. The Company expects to complete sufficient exploration work on the Bolivar property and extensions in order to start a feasibility study in 2008.

(2)Non-GAAP measures: The Company reports net smelter production value, operating cash costs (including development), direct operating cash margin (FOB Malpaso mill) and operating cash costs/DMT (including development) even if they are non-GAAP measures to indicate the approximate value of the year's sales, and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(3)Before amortization

The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrates from a pilot-mining program is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the property.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

b) CUSI PROJECT

The Cusi project is subject to different purchase and option agreements all entered into in 2006.

Minera Cusi agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$2,000,000 has been paid as of April 2008. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for a total amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), US$500,000 in November 2008 and four quarterly instalments of US$515,000 in March, June, September and December 2009. The other terms of the original option agreement with regard to the NSR remain unchanged.

Villalobos and Rodriguez purchase agreement

In 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire properties (La Marisa and La India) covering 21.08 hectares. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favour of Villalobos and Rodriguez with a US$1,000,000 buy-back option.

Pershimco option agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. As at December 31, 2007, the Company had earned a 50% interest in the project. Transfer of title remains in process. The Company and Pershimco are currently negotiating the terms of a joint venture agreement.

Holguin Aragonez purchase agreement

In 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire mining concessions covering 1,676 hectares. The properties are subject to a 1.5% NSR up to a maximum of US$1,500,000 in favour of Holguin with US$1,000,000 buy-back option.

As of this date, the majority of the mining concessions have been registered in the Company's name and some are currently in the process of registration.

Cusi project

Dia Bras acquired in May-June 2006 the Cusihuiriachic (Cusi) silver district in Chihuahua State, 125 km west of the city of Chihuahua and 40 km from the Malpaso mill. The acquired properties cover more than 10,000 hectares, including 12 former mines that historically produced high-grade silver. This region is very promising and the potential of these former mines at depth has never been explored.

The acquisitions include approximately 70 mining lots that were acquired through different transactions with Mexican families, one Mexican private company, one Canadian public company and also by claiming open ground.

Silver mineralization occurs in vertical quartz-veined breccia zones of epithermal origin, and silver and base metal sulphides enrichment are found at depth. At least nine mineralized structures of vein/stockwork and breccia types, each ranging from 500 metres to 2,000 metres in some places, and up to 50 metres in width, were exploited by previous operators.

Cusi 2007 exploration program

The objectives of the 2007 exploration program were threefold: to test the downdip and strike extension of the silver veins in some of these mines; to define sufficient mineralization to initiate a resource estimate and to identify new targets in the area of interest – the northwestern area of the Cusi silver district.

During 2007, exploration expenditures in the Cusi camp amounted to approximately $2.7 million.

A total of 21.8 metres of drilling was completed (20,115 metres from the surface and 1,697 metres from underground) compared with 11,700 metres of drilling in 2006 (5,500 were drilled at San Miguel-La Bamba and the rest equally split between Santa Edwiges and La India).

During fiscal year 2007, four surface drill rigs were in operation in the Cusi Camp, and one underground rig was purchased in the third quarter to start underground drilling at Santa Edwiges.

Due to the size of the property and the high number of potential targets, the Company decided to concentrate its efforts on four interconnecting former mines out of twelve situated in the NW area of the property. Most of the drilling has been aimed at discovering and defining mineralized structural trends and veins within two major sectors of the Cusi Project — Santa Edwiges and Promontorio, both historical producers.

Santa Edwiges sector (refer to the Minera Cusi option agreement)

The Santa Edwiges–San Antonio–San Marina sector consists of multiple fracture-filled quartz-carbonate veins containing high sulphide contents that are typical of the middle portion (Pb, Zn, Cu) of a zoned, low-sulphidation epithermal vein. This middle portion of the vein transits upwards to the upper precious metal (Au, Ag) portion of the vein.

In the Santa Edwiges-San Antonio -San Marina sector, 9,743 metres of drilling was conducted throughout 2007, including 2,592 in the Santa Edwiges structures in the fourth quarter.

Furthermore, an exploration drilling program to test the 100- to 300-metre vertical level was undertaken to search for recorded resources which are shown on old longitudinal sections of the San Marina mine which would have been left behind by the previous owner.

Work performed at Santa Edwiges involved some mining development to allow for underground drilling and mapping in order to improve overall comprehension on the control of this structurally complex mineralized structure.

In excess of 800 metres of drifts were developed and over 10,000 tonnes of material was extracted and sent to the Malpaso milling facility for bulk sampling.

Some of the best drill-hole intersections in this area during the fourth quarter included results from the:

(i) Santa Marina structure which included an interval of 0.4g/t Au, 269 g/t Ag, 0.1% Cu, 3.7% Pb and 5.3% Zn over 2.5 metres true width (DC07B139);

(ii) Santa Edwiges structure which included an interval grading 2.1 g/t Au, 187 g/t Ag, 1.1% Pb and 0.6% Zn over a true width of 2.0 metres (DC07B143).

Promontorio Mine (refer to the Minera Cusi option agreement)

Mineralization at Promontorio is associated with fracture-filled, low-sulphidation veins with high precious-metal grades, typical of a high-level epithermal system.

In the Promontorio Mine sector, a series of NW-SE veins are mineralised. These veins are labelled from A to K. The A vein (Veta A) dips NE while the other veins (from B to K) dip SW. The Veta A is the most important mineralised system and contains some of the non NI43-101-compliant historical resources reported in the press release of May 8, 2007.

Work performed at the Promontorio Mine consisted in underground development as well as exploration and definition drilling for a first NI43-101 resource evaluation. The Promontorio Mine has been dewatering to access to the 5th and 7th levels of the mine. A ramp has been developed to access some of the better defined targets, in the El Gallo Vein and Promontorio Level 7 where a significant amount of unmined silver mineralized rock has been left by the previous owner. Furthermore, a geological compilation of historical data has been undertaken to rapidly develop drill targets in the mine area.

Some 42 drill holes representing 6,645 metres of diamond core drilling have been performed through the year. In the fourth quarter, 2,692 metres and 19 drill holes were completed.

Some of the best results from this area are from the:

Promontorio Mine sector:

(i) 1.5 metre of 8,310 g/t Ag within 9.0 metres of 1,651 g/t Ag (DC07B101);

(ii) 2.1 metres true width of 0.16g/t Au, 333 g/t Ag with trace sulphide (DC07B132);

(iii) 3.7 metres true width of 0.1 g/t Au, 704 g/t Ag, 0.2% Cu, 1.2% Pb and 1.0% Zn (DC07B151);

El Gallo sector:

(iv) 290 g/t Ag with trace Pb and Zn over a true width of 2.3 metres (DC07B142);

(v) 195 g/t Ag over a true width of 8.5 metres (DC07B146).

Regional mapping

The regional geological mapping program revealed the presence of a number of gold-silver targets in the northwestern and central parts of the Cusi property. During 2007, the Company reported unusually high gold sample assays on the Gloria, Milagro and San Nicolas Tiro structures.

In total, some 115 samples were taken for geochemical analysis in the course of the regional mapping program. A review of this data prompted the Company to start a detailed mapping and sampling program in the area. The mineralization is hosted in a number of N-S structures, of variable width, the most important of which is the La Minerva system.

The southern extremity of the Minerva structure (N-S) intersects or deviates at another major system known as the Gloria structure (NE-SW). A total of 585 samples were taken during this detailed mapping program.

All samples were taken on the surface from the mineralized structures, and some of the best results include 1.46 g/t Au with 3,490 g/t Ag, 4.6 g/t Au with 1,530 g/t Ag, 2.49 g/t Au with 794 g/t Ag, 5.51 g/t Au with 719 g/t Ag in the Minerva area.

The high gold and silver contents are accompanied by low contents of lead, zinc and copper, which indicates that this vein system is high in the precious metal zone. This is very promising with respect to the amount of mineralized rock that could occur in these structures and others like them in the immediate vicinity. This area has received limited exploration in the past and has never been drilled.

An exploration drilling program is planned for the beginning of 2008 to follow up on these excellent results.

Cusi development

20,000 tonnes of material from various accessible mineralized zones at Cusi were processed at the Malpaso mill, but recovery was too low to warrant the economic sale of concentrates, especially from the oxide and transition zones (mixed oxide and sulphide zones). Metallurgical testing will continue during 2008 for the sulphides zones.

Cusi 2008 exploration program

A budget of US$2.5 million is forecast for 2008. Activities will be focused on metallurgical testing with the objective of improving metal recovery, especially for the material from the transition zones (mixed oxides and sulphides) and sulphide zones to a commercial level to allow the start-up of the pilot-mining program.

Some 15,000 metres of drilling are planned at Cusi to further define the resources at Santa Edwiges and Promontorio, as well as to evaluate, by drilling, the potential of the Minerva area discovered during the surface mapping program. The Company intends to drill some 2,000 metres in this area to evaluate the potential of this sector. A first NI43-101 resource estimate will be initiated, and results are expected shortly.

Furthermore, Dia Bras plans to initiate a surface mapping and sampling program at the La Reina prospect, situated in the southeastern area of the Cusi property. This area has seen limited work in the past. This area of interest is considered to hold some of the highest silver grades of the Cusi camp.

1.5 SELECTED ANNUAL INFORMATION

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
	$	$	$
Sales of concentrates [(i)]	24,056,537	35,588,838	5,562,402
Write-off of mining assets	1,199,891	280,117	615,658
Loss	9,183,699	1,913,016	2,096,165
Loss per share (basic and diluted)	0.08	0.02	0.04
Total assets	46,891,467	52,750,931	25,420,216

[(i)]In accordance with the Company's accounting policy, revenue from the sales of concentrates from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

1.6 RESULTS OF OPERATIONS

Corporate

During the year ended December 31, 2007, the Company incurred a loss of $9,183,699 ($0.08 per share) compared with a loss of $1,913,016 ($0.02 per share) for 2006.

The increase in the yearly loss is explained as follows:

Income

Interest income amounted to $508,750 ($277,440 in 2006) due to a higher average level of cash on hand during the year compared to 2006 and increased interest rates.

Expenses

Total administrative expenses amounted to $2,181,129 in 2007 compared with $1,595,474 in 2006. This cumulative increase is explained by higher salaries and workers compensation costs, increased office expenses related to the moving of head office premises, and higher network and communication project expenses. In 2007, the Company recorded directors' fees amounting to $75,250 (nil in 2006). Also during the last quarter, changes in management and other restructuring measures resulted in increased costs amounting to approximately $237,500 for which a termination payment provision of $187,500 is included in accounts payable and accrued liabilities as at year-end. Business development and other corporate expenses, included in administrative expenses were consistent with those of 2006.

During the year, following the adoption as of January 1, 2007 of the new accounting principles related to financial instruments, the Company recorded a loss of $3,395,514 (nil in 2006) on the variation in value of financial instruments (embedded derivative included in the Company's concentrate sales agreements) which was reflected in the final settlement billings and estimated provision. This loss was in majority incurred during the last quarter (see section 1.7) as metal prices suffered a significant drop mostly in November and December. Prior to January 1, 2007, any changes in value at the final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. Since the Company was applying the amount of its sales of concentrates against the costs of deferred exploration expenses before commencement of commercial production, those changes did not have, in 2006, any effect on the results of operations.

At the beginning of the year, also following the new rules related to financial instruments, the Company adjusted, at fair market value, the investment in Pershimco Resources Inc. (see section 1.14) thus increasing its value by $399,500. During the year, the Company recorded a loss on change in value of the temporary investment in Pershimco Resources Inc. of $413,601 after Pershimco released information concerning the sudden abandonment of its option on the Las Minitas project. This news, together with the volatile market, impacted negatively the Pershimco market share value, which has not recovered since. The Company still owns 835,000 common shares of Pershimco that are stated at fair market value.

During the year, the Company recorded a stock-based compensation non-cash cost of $1,033,646 related to the grant of 2,515,000 entirely vested options. The majority of these options were granted when the Company's stock price was near its highest level in 2007 resulting in a higher cost per individual option. The average exercise price of options granted in 2007 was $1.10. In 2006, stock-based compensation costs amounted to $694,846 (4,700,000 options granted).

In 2007, the Company recorded a loss on currency exchange of $1,059,206 due to the devaluation of the U.S. dollar (15.2%) and the Mexican peso (5.1%) against the Canadian dollar (gain of $289,784 in 2006). This loss is mainly attributable to the conversion into Canadian dollars of the outstanding final settlement provision and the monetary assets and liabilities in Mexico.

During the year, the Company decided to abandon the Promontorio project (Sierra Madre region) due to difficult mineral content and unsatisfactory results. Consequently, all accumulated costs and deferred exploration expenses on the property, amounting to $1,199,891, were written off during the second quarter. In 2006, write-offs amounted to $280,117 and included mainly the Magistral property (Promontorio project).

During 2006, the Company wrote off the deferred cost-advance on royalty payment of $350,000 since it had no further plans to use the Nichromet technology.

The loss includes amortization of property, plant and equipment in the amount of $64,231 which represents the amortization of office furniture, computer equipment and leasehold improvements of the Montreal office premises.

1.7 SUMMARY OF QUARTERLY RESULTS

Quarter ended	Loss	Basic and diluted loss per share
	$	$
December 31, 2007	3,678,927	0.03
September 30, 2007	1,885,151	0.02
June 30, 2007	2,196,390	0.02
March 31, 2007	1,423,231	0.01
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01

1.8 FOURTH QUARTER RESULTS

During the fourth quarter of 2007, the Company incurred a loss of $3,678,927 compared with a loss of $417,065 in 2006 which is mainly attributable to the variation of zinc and copper market prices as described below.

Income

During the fourth quarter of 2007, interest income amounted to $69,787 (cumulative $508,750) ($117,962 and a cumulative $277,440 for the corresponding 2006 period). Interest income has decreased from the third quarter of 2007, due to a reduction in the level of cash on hand.

Expenses

The fourth quarter loss includes a $2,401,055 loss on variation of commodity market prices and assay adjustment caused by the important decrease in the average market prices of zinc (17.7%) and copper (13.8%) which impacted negatively on the valuation of the final settlement provision of open shipments. The Company also incurred a loss on currency exchange of $50,709 as the U.S. dollar lost 2.5% over the Canadian dollar during the quarter. This loss is mainly attributable to the conversion value of the outstanding shipments final settlement provision into Canadian dollars and of the conversion of monetary assets and liabilities in Mexico.

The Company recorded, during the quarter, a non monetary loss on change in value of the temporary investment of $337,101 in reference to the drop in market price of the Pershimco Resources Inc. common shares (see section 1.6).

Administrative costs amounted to $823,411 and include costs related to changes in management and other restructuring measures resulting in costs amounting to approximately $237,500 for which a termination payment provision of $187,500 is included in accounts payable and accrued liabilities as at year-end. During the quarter, a provision for workers' compensation costs was recorded in the amount of $142,853.

1.9 LIQUIDITY AND WORKING CAPITAL

The Company made significant investments in the Cusi project in 2007 resulting in a decrease of the Company's cash position from $19,704,587 as at December 31, 2006 to $6,700,016 as at December 31, 2007.

As at December 31, 2007, the Company's working capital amounted to $6,137,120 including $6,700,016 in cash and cash equivalents compared with $27,735,607 as at December 31, 2006, including $19,704,587 in cash and cash equivalents.

Decrease in working capital is also due to the devaluation by 15.2% of the U.S. dollar and by 5.1% of the Mexican peso against the Canadian dollar compared to last year which affected mainly cash, accounts receivable and the final settlement provision value.

The liquidity and working capital are sufficient to meet the current liabilities and to support operations for the next twelve months.

As at December 31, 2007, sales tax and other receivables amounted to $1,609,506 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable Value Added Tax credits or IVA. During the year, the Company recovered IVA receivable from 2005 in the amount of approximately $350,000 and, as of this date still two months from 2005 remain receivable in the approximate amount of approximately $170,000. To date, all of the 2007 IVA reimbursement filings have been recovered. Income taxes receivable in the amount of $722,515 (nil in 2006) represent provisional tax installments receivable from the Mexican tax authorities. As at December 31, 2007, no allowance was taken with respect to any of the amounts receivable.

As at December 31, 2007, accounts payable and accrued liabilities amounted to $2,254,123 ($830,978 as at December 31, 2006) and are comprised of the above mentioned provision (see 1.8) and normal business transactions.

As at December 31, 2007, the Company has a net payable position of $1,368,164 with MRI Trading resulting from a reduction of metal prices in November and December 2007 (receivable of $3,347,046 as at December 31, 2006) which has been disclosed separately as trade payables. The actual final settlement billings could be higher or lower depending on the future fluctuation of commodity prices.

1.10 Capital Resources, Investing and Financing Activities

The mineral properties of the Company are at the exploration stage. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans and, although it is conducting a pilot-mining program at the Bolivar Mine property thereby providing a source of income through the sales of concentrates, the Company is not considered as being at the commercial production stage.

The Company's current near-term plans include the following elements:

(1) Initiation of a feasibility study to build a mill at the Bolivar Mine site to bring the project to the production stage;

(2) Exploration:

  (a) Block measured and indicated resources to reserves,

  (b) Identify new mineral resources,

  (c) Regional exploration adjacent to the Bolivar Mine property and Santa Edwiges (Cusi) sector;

(3) Mine development;

(4) Corporate activities: to continue to identify and assess property and corporate acquisition or business combination opportunities to increase shareholder value.

The company will continue to reassess on an ongoing basis the amount and timing of its currently planned expenditures to increase operating efficiencies. At the same time, Management will continually assess its capital requirements that may entail accessing capital markets.

During 2007, the Company did not complete any private placement. A total of 824,000 stock options and 996,364 broker compensation options were exercised raising respectively $492,000 and $996,364.

The pilot-mining program at Bolivar generated sales of approximately $24.1 million during the 2007 compared with $35.6 million in 2006. Sales forecasts for 2008 at Bolivar are estimated at $24.0 million (see section 1.4).

During the year, the Company invested $30.0 million in costs and deferred exploration expenses and capital expenditures.

Long term debt

Following the new agreement entered into with Minera Cusi in April 2008 (see 1.4), the Company has an obligation of US$2,560,000 including US$2,060,000 payable in 2009.

Capital expenditures, development and property payments

In 2007, the Company incurred capital expenditures in Mexico amounting to approximately $6.4 million which consisted mainly in the expansion and improvement of the Malpaso mill facility and the purchase of additional (jumbos and scoops) mining and exploration equipment for the Cusi project.

With the purchase of a 5-yard scoop in Q1-2008, the Company has the necessary equipment to accomplish its 2008 exploration program along with the expected mining and development activities on both Cusi and Bolivar projects. Other capital expenditures in 2008 will be limited to plant optimization, investment in an environmental capital expenditure program at Malpaso and the purchase of the Malpaso land for a total expenditure of approximately $1 million.

1.11 FINANCIAL COMMITMENTS

The Company's financial commitments are as follows:

(a) A five-year lease for office premises at an annual rent of $60,000 until August 2012; and

(b) A five-year lease signed jointly with two other companies expiring in February 2009, at an annual rent of $150,000. This office space has been sub-leased until the end of the lease; and

(c) In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing
- US$15,000 in July 2008
- US$55,000 in January 2009

(d) In January 2008, the Company entered into a right purchase agreement with Marina Fernandez regarding the Bolivar property for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing
- US$15,000 in July 2008
- US$55,000 in January 2009

(e) In January 2008, the Company entered into a promise to purchase agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,143).

(f) In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consoscio Minero Latinoamericano, S.A. de C.V. whereby it can earn a 100% interest in the La Engañosa property by paying a total amount of US$1,265,000 as follows:

a. US$65,000 at the date of signing,
b. US$75,000 after 6 months from signing,
c. US$75,000 after 12 months from signing,
d. US$150,000 after 18 months from signing,
e. US$200,000 after 24 months from signing,
f. US$300,000 after 30 months from signing,
g. US$400,000 after 36 months from signing,

and incurring minimum exploration expenditures of US$300,000 per year over the same three-year period.

The payments from d) to g) (18 months to 36 months) could be converted into free-trading common shares of the Company if the share trades at or higher than $1.25 at their option. The property is subject to a 2% NSR which can be bought back for US$1.5 million over a period of 6 years, plus minimum annual royalties of US$48,000 after 5 years.

(g) In 2007, in the normal course of business, the Company guaranteed financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced US$115,000 to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

In addition, on April 15, 2008, the borrower signed a promissory note in favor of the Company in the amount of US$500,000 to secure any potential obligation for the Company. As of April 24, 2008, the amount due pursuant to the financial lease is approximately $170,000 (MX 1,920,800) and represents the maximum potential exposure for the Company under this agreement. The Balance outstanding under the advance is approximately US$79,000. The Company is confident it will not incur any loss resulting from this transaction and as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at December 31, 2007.

The fair value of the guarantee at initial recognition is approximately $15,000.

(h) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at December 31, 2007, no provision is recorded in accounts payable and accrued liabilities.

In addition, for the Company to exercise its various options on the mining properties, the option payments and exploration expenses will be as follows:

Year	Option Payments	Exploration Expenses	Total
	$	$	$
2008	193,278	859,473	1,052,751
2009	392,730	716,300	1,109.030
2010	494,000	296,400	790,400
2011	395,200	-	395,200

1.12 Off-Balance

The Company did not enter into any off-balance sheet arrangement other than the one indicated in section 1.11 (h).

1.13 Related Party Transactions

During the year, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and were recorded at their exchange value which reflected the fair market value.

1.14 New accounting standards

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting, related to Financial Instruments Section 1530, "Comprehensive income", Section 3251 "Equity", Section 3855 "Financial instruments-Recognition and Measurement", and Section 1506 "Accounting Changes".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income. This standard did not have any effect on the Company's consolidated financial statements.

Section 3251 "Equity"

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity for the period arising from other comprehensive income. Accumulated changes in other comprehensive income are included in accumulated other comprehensive income and are presented as a separate component of shareholders' equity. This standard did not have any effect on the Company's consolidated financial statements.

Section 3865 "Hedges"

Section 3865 expands the guidelines found in Accounting Guideline 13 "Hedging Relationships" and describes when and how hedge accounting can be applied as well as the disclosure requirements. As at December 31, 2007, the Company had no hedges.

Section 3855 "Financial Instruments-Recognition and Measurement"

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This section requires that:

(i) all financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

- Financial assets must be classified into one of the four following categories:
- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held-for-trading assets (measured at fair value with changes in fair value recognized in earnings immediately);

- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

(ii) all financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method.

(iii) all derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Impact upon adoption of Section 3855

The primary impact on the consolidated financial statements resulting from the adoption of Section 3855 is as follows:

(a) The Company's investments in marketable securities are classified as held for trading and are measured at fair value. Under this classification, any change in value between balance sheet dates is recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

(b) The Company's investments in warrants are derivative instruments and classified as held for trading and are measured at fair value. During 2007, any change in fair value between balance sheet dates was recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

(c) The Company has recorded the following transition adjustments in its consolidated financial statements as at January 1, 2007, resulting from the adoption of Section 3855 (note 6):

(i) An increase of $399,500 in temporary investments, representing a fair value adjustment of marketable securities and warrants.

(ii) A decrease of $399,500 in deficit representing the faire value adjustment to the value of marketable securities and warrants net of Canadian taxes of nil. The Company elected to use April 1, 2003 as the transition date for embedded derivatives.

(d) Sales of concentrates: Effective January 1, 2007, final settlement billing adjustments are recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit instead of an adjustment to sales of concentrates which, before commencement of commercial production, is recorded as a reduction of the related deferred exploration expenses.

Variation in the final settlement provision value due to commodity market price and exchange rate changes at each balance sheet date is also recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 1, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments will be required.

Section 1506 "Accounting Changes"

Effective January 1, 2007, the Company adopted the revised CICA Section 1506 "Accounting Changes", which requires that (a) a voluntary change in accounting principles can be made if the changes result in reliable and more relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

Accounting standards issued but not yet adopted

The CICA has issued the following new Handbook Sections and/or new recommendations which will be adopted by the Company on January 1, 2008:

(i) Section 3862, "Financial Instruments – Disclosures" describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

ii) Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation". The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iii) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iv) Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

(v) Section 3031 "Inventories" replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized. The new accounting standard and any consequential amendments will be effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

1.15 CRITICAL ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement

Refer to section 1.14 above.

This represents a critical accounting policy since it has an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate are recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit. Prior to January 1, 2007, change in value was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company's accounting policy.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, valuation of embedded derivatives, fair value of temporary investments, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies and spare parts inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to exploration projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Specific costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development in an area of interest over a period of three consecutive years or results from exploration work not warranting further investment. Areas of interest are defined by project.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations, Comprehensive Loss and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrates from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrates are sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrates are provisionally priced at the time of shipment using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations, Comprehensive Loss and Deficit.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at Bolivar from which asset retirement obligations may arise. A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

1.16 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Other than the temporary investments and the guaranty (refer to note 1.11 (g)), the Company does not use financial or other instruments, however management considers that an embedded derivative is included in the Company's concentrate sales agreements.

1.17 RISK AND UNCERTAINTIES

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Estimates of future production from the Bolivar pilot-mining operations derived from the mine plan prepared in fiscal 2007 and subsequently reviewed and/or revised by management. These estimates are subject to change. The Company cannot give any assurance that it will achieve its production estimates. Failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of the pilot-mining operations and financial condition.

Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

- actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
- mining dilution;
- ramp wall failures or cave-ins;
- ventilation and adverse temperature levels underground;
- industrial accidents;
- equipment failures;
- natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
- encounter of unusual or unexpected geological conditions;
- changes in power costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; and
- restrictions imposed by government agencies.

Land title

The Company is taking reasonable measures, in accordance with industry standards, for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects (refer to note 8 and 19 of the December 31, 2007 year end audited consolidated financial statements).

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrates through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in base and precious metal prices, since final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's trade receivables (payables) and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.18 OUTLOOK

2008 OBJECTIVES

- Aggressive exploration program to expand and upgrade existing resources at Bolivar;
- Continue exploration and metallurgical testing at Cusi to establish initial resource estimate and start up pilot mining;
- Initiate a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized on-site mill;
- Evaluate the full potential of the newly acquired property – La Engañosa;
- Process 144,000 tonnes of material from Bolivar at average grades of 1.5% Cu and 8.0% Zn for a production value of US$24 million;
- Blue sky exploration outside Bolivar and Cusi mining areas;
- Cost improvement program in all areas of the Company.

The Company has planned a $5.0 million exploration program for 2008 that will partially be financed from the cash flow generated by the Bolivar pilot-mining program. The program will include a total of 35,000 metres of exploration drilling at both the Bolivar and Cusi projects.

The Company obtained a positive recommendation from the NI43-101 preliminary assessment report from Geostat International and will pursue its plan of action in terms of exploration commitment, to bring the Bolivar project to the next level in view of an eventual commercial production status.

The program at Bolivar is run with the objective of accelerating the feasibility study. The view of assessing the construction of a mill on-site at Bolivar as been addressed by the Company since the acquisition of the property and the inception of pilot-mining activities in 2005; 2008 will be very important for achieving that goal.

Drilling will be focused on increasing the measured and indicated resources at the Bolivar Alta Ley section especially within the Titanic and Selena massive sulphide lenses and along the Fernandez trend where a total of 10,000 metres is planned.

Another 5,000 metres of exploration drilling is planned to demonstrate the bulk volume potential of the Bolivar property with the objective of evaluating the strike extension of the favourable Upper and Lower skarn horizons along La Montura trend.

1.19 CONTROLS AND PROCEDURES

Internal control over financial information

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Based on the review of its internal control it was determined that a weakness existed in the design of internal control over financial reporting in relation to:

- Cut-off procedures regarding transport: Specific control will be implemented to ensure that provision for unbilled services are properly recorded;
- Sales valuation process: New procedures have been implemented in order to ensure the use of appropriate forward prices at the date of sales recognition.

During 2007, the Company hired a new employee to review, among others, calculations of deferred income taxes in Mexico. This significant change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2007 has materially affected the Company's internal control over financial reporting pertaining to the determination of the current and future income tax provisions of the Company.

Disclosure controls

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls as of December 31, 2007. They concluded to a weakness in the design of the controls and procedures relative to the flow of communication regarding commitments concerning the Mexican subsidiary. Consequently, additional controls have been implemented to ensure the transmission and full disclosure of any material commitment agreement by the subsidiary. All managers will be asked to complete and sign a report, on a monthly basis, listing all the agreements or commitments involving the Company during the reporting period of which they have knowledge.

1.21 OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 – SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2007 Total $	For the year ended December 31, 2006 Total $
Balance – Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	305,370	1,140,646	-	1,446,016	3,491,849
Sampling	980,021	1,194,001	-	2,174,022	393,403
Geology consulting and management	745,555	597,724	-	1,343,279	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	5,079,736	4,185,595	-	9,265,331	5,863,818
Pilot milling and metallurgy testing	4,404,805	726,934	-	5,131,739	3,538,455
Supervision and local administrative costs	624,334	313,645	1,652	939,631	1,341,295
Transportation costs	9,438,703	560,724	-	9,999,427	6,969,213
Roads	12,417	133,305	-	145,722	15,993
Camp costs	1,777,742	1,039,662	-	2,817,404	1,430,355
Capitalized amortization of exploration buildings and equipment	2,739,746	786,545	146	3,526,437	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	26,682,223	10,877,722	1,961	37,561,906	27,100,988
Write-off of mining assets – Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate	(24,056,537)	-	-	(24,056,537)	(35,588,838)
	2,625,686	10,877,722	(1,197,930)	12,305,478	(8,635,485)
Transfer to (from) excess cost recovery – pilot mining	(2,506,851)	-	-	(2,506,851)	6,770,293
	118,835	10,877,722	(1,197,930)	9,798,627	(1,865,192)
Balance – End of period	3,404,627	18,066,155	-	21,470,782	11,672,155

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of outstanding securities as at April 29, 2008

Common shares: 111,501,269

Options outstanding: 10,518,333

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,313,333	0.30	September 2010
125,000	0.22	September 2010
2,455,000	0.40	February 2011
1,890,000	0.90	September 2011
40,000	0.98	January 2012
1,735,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012
330,000	0.61	April 2013

Corporate Information

Corporate Head Office

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

Ticker Symbol

TSX Venture Exchange TSX
Symbol: DIB

Auditors

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

Registrar and Transfer Agent

Computershare Trust Company of Canada

Investor Relations

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

Website

www.diabras.com

Board of Directors

Thomas L. Robyn
Chairman

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

Mario Caron

Eduardo Gonzalez

Officers

Thomas L. Robyn
Chairman

Daniel Tellechea
President and Chief Executive Officer

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

File No. 82-34990

DIA BRAS
exploration

Suite 2750
600, de Maisonneuve Blvd. West
Montreal, Quebec
Canada H3A 3J2

Telephone: (514) 393-8875
Fax : (514) 393-8513

RECEIVED
2008 MAY 23 A 6:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F1 – Certification of Annual Filings

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** ("the issuer") for the year ended December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2008

LEONARD TEOLI
Chief Financial Officer

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM APRIL 1 TO APRIL 30, 2008

Date of Filing	Name of Form
April 1, 2008[1]	Notice of the meeting and record date – French
April 1, 2008[1]	Notice of the meeting and record date – English
April 8, 2008[1]	News release – English – No. 6 – 2008
April 10, 2008[1]	News release – English – No. 7 – 2008
April 17, 2008[1]	Technical report – English
April 17, 2008[1]	Technical report – English
April 23, 2008[1]	News release – No. 8 – 2008
April 30, 2008[1]	ON Form 13-502F1 – Participation fee
April 30, 2008[1]	Audited Annual Financial Statements – English
April 30, 2008[1]	MD&A – English
April 30, 2008[1]	Other – BC Form 51-901F – English – December 31, 2007
April 30, 2008[1]	Form 52-109F1 – Certificate of Annual Filings – CFO – December 31, 2007
April 30, 2008[1]	Form 52-109F1 – Certificate of Annual Filings – CEO – December 31, 2007

Le 1er avril 2008

Computershare
1500 rue University, bureau 700
Montréal QC, H3A 3S8
www.computershare.com

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: Exploration Dia Bras inc.

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Annuelle générale
Date d'inscription pour recevoir l'avis :	02/05/2008
Date d'inscription pour voter:	02/05/2008
Date de l'assemblée :	04/06/2008
Endroit de l'assemblée :	Montréal, QC

Détails sur les titres ayant droit de vote:

Description de l'émission	Numéro du CUSIP	ISIN
ACTIONS ORDINAIRES	25244F109	CA25244F1099

Sincèrement,

Société de fiducie Computershare du Canada /
Services aux investisseurs Computershare Inc.

Agent pour Exploration Dia Bras inc.

File No. 82-34990

Computershare
1500 University Street, Suite 700
Montreal QC, H3A 3S8
www.computershare.com

April 1, 2008

To: All Canadian Securities Regulatory Authorities

Subject: DIA BRAS EXPLORATION INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	02/05/2008
Record Date for Voting:	02/05/2008
Meeting Date :	04/06/2008
Meeting Location :	Montreal, QC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	25244F109	CA25244F1099

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for DIA BRAS EXPLORATION INC.

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 6- 2008

DIA BRAS INTERSECTS HIGH-GRADE COPPER-GOLD AT THE BOLIVAR PROPERTY

Montréal, Québec - April 8, 2008- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to announce the richest Upper Skarn intersection in the El Gallo area and provide an update on the 2008 exploration program at its Bolivar Project as well as new drilling results.

In the El Gallo area, hole **DB08B240 intersected 7.5 metres of 4.53% Cu, 3.75 g/t Au and 383 g/t Ag, including a 4-metre section averaging 6.1% Cu, 6.78 g/t Au and 644 g/t Ag** that represents the highest precious metal content intersected to date in the Upper Skarn of El Gallo.

"Hole 240 contains the richest drill intersection in the El Gallo area," says Thomas L. Robyn, Ph.D., Chairman of Dia Bras. "This drill hole is situated some 75 metres SE of hole DB07B225 that intersected the widest Lower Skarn horizon and indicated potential thickening and enrichment of the Lower Skarn horizon towards the SE. These results are particularly exciting because this new zone of high-grade mineralization in the Upper Skarn is located 500 metres SE of our active pilot-mining area where we are mining high grades of zinc and copper. Our success at La Narizona, which is another 1,500 metres SE of El Gallo, raises the exploration potential of this trend. The area of prospective ground is being increased with each drill hole."

Further, hole **DB08B242** (a 25-metre offset of hole 240) intersected a high grade copper intersection in the Upper Skarn averaging **3.1% Cu, 0.38 g/t Au and 57 g/t Ag over 18 metres core length (15.6 metres true width), including a 9.0 metre section** core length (7.8 metres true width) that **averages 4.46% Cu, 0.60 g/t Au and 75 g/t** Ag. (see table and map below).

Results from these holes indicate to the Company's geologists that drilling is approaching an important mineralized area because both the Upper and Lower Skarns show an increase in grade and thickness. Moreover, the appearance of abundant bornite (see photo below) as well as low zinc and elevated gold contents in the Upper Skarn indicate that this mineralization represents a higher-temperature zone in the vicinity of a significant feeder conduit for mineralizing fluids. Dia Bras is drilling on a 25 x 50 metre grid to determine the lateral extent of this high-grade copper-gold zone.

Bolivar Mine Area (Alta Ley)
Surface and underground diamond core drilling at Bolivar Alta Ley are aimed at continuing to define the Rosario and Fernandez mineralized trends while also identifying potential new zones of mineralization, as well as further delineating the Selena, Titanic and Rosario massive sulfide lenses.

Hole DB07228 intersected 7.6% Cu and 2.05% Zn over 2.30 metres core length (1.6 metres true width) in the Upper Skarn horizon of the Selena lens and a further 0.47% Cu and 4.85% Zn over 4.90 metres core length (3.5 metres true width).

Some of the best intersections from the underground drilling, which is continuing to define the high-grade Upper Skarn lenses, include holes **DB07BM122 (3.35 metres of 8.38% Cu and 4.03% Zn), DB07BM132 (3.8 metres of 1.12% Cu and 11.1% Zn), DB08BM142 (13.6 metres of 2.81% Cu and 8.35% Zn)**, all drilled in the Selena lens, and hole **DB07BM129 (1.75 metre of 3.16% Cu and 5.51% Zn)** in the Titanic zone.

El Gallo Area
Drilling in the El Gallo area continues to intersect widespread disseminated and stringer copper mineralization in the magnetite-bearing Lower Skarn and high-grade zinc in the Upper Skarn.

Some of the best intersections, apart from holes DB08B240 and 242 mentioned earlier, include holes **DB08B234** that intersected two zones of Lower Skarn-type mineralisation, in which a number of copper-bearing intersections were encountered, including a **21-metre section core length (16.1 metre estimated true width) averaging 2.8% Cu, 0.1% Pb, 41 g/t Ag and 0.1 g/t Au, including a 9.6-metre section that averaged 3.9% Cu and 77 g/t Ag,** hole **DB08B223** that intersected 8.20 metres of 1.3% Cu and 26 g/t Ag, and hole DB08B238, which intersected 3.57% Cu over 6.1 metres. (see table and map below).

La Montura Area
The best intersection in this area was in hole **DB08B235 which intersected 9.38% Zn over 16.70 metres in Upper Skarn-type mineralisation** at La Narizona, including a higher grade section averaging **17.04% Zn over 6.90 metres.** This new intersection indicates that La Narizona is a block of mineralisation over at least 100 X 50 X 20 metres, although it is still open to the NE and SE.

2008 Drill Program
In the first quarter of 2008, 6,172 metres of core diamond drilling have been completed at Bolivar (surface and underground).

Month	January	February	March	Total
Underground	534	642	630	1807
Surface	1120	1677	1569	4365
Total	1654	2319	2199	6172

Method of analysis
Samples were prepared at the Chemex lab facility in Chihuahua, Mexico, and analyzed by ICP and AA methods at their facilities in Vancouver, Canada. Diamond drill samples sent for analysis consisted of half NQ-size diamond core split on-site, prepared by the ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au by 50 g fire assay with AA finish and for Ag by AA on 50 g split sample at the ALS Chemex North Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at Chemex

Quality control
The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both RPA's 43-101 reports of December 2006 at Cusi and October 2005 for Bolivar.

The technical content of this news release has been approved by Thomas L. Robyn, Ph.D. and Chairman, of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in the Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico and La Enganosa copper-silver in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

Thomas L. Robyn, Ph.D.
Chairman of the Board
Dia Bras Exploration
(514) 393-8875

Forward-looking statements:
Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

Bolivar Assay Results

	From	To	Lengh	Cu (%)	Zn (%)	Au g/t	Ag g/t	Pb (%)	Fe (%)	IN	True Width
BOLIVAR ALTA LEY (Mine Area)											
DB07B228	229.20	231.5	2.30	7.61	2.05	0.09	64.84	0.04	14.67	LS	1.6
	339.10	344.0	4.90	0.47	4.85	0.06	17.04	0.02	7.87	LS	3.5
DB08B233	452.50	456.90	4.40	0.75	0.19	1.98	40.28	0.00	22.38	LS	3.8
	459.00	464.00	5.00	1.08	0.21	0.10	16.98	0.00	15.87	LS	3.8
DB08B237	In process										
EL GALLO SECTOR											
DB07B223	167.0	169.4	2.40	0.50	3.2	0.03	23.0	0.0	8.0	US	2.4
	251.8	260.0	8.20	1.3	0.2	0.27	26.0	0.0	28.6	LS	8.0
DB07B224	Aborted										
DB07B230	No significant mineralization										
DB08B234	135.5	156.5	21.0	2.84	0.05	0.47	53.21	0.00	18.6	LS	16.1
Including	140.0	149.6	9.60	3.90	0.1	0.9	77.0	0.00	24.7	LS	7.4
	195.40	200.20	4.80	1.29	0.04	0.52	17.59	0.00	25.26	LS	3.7
DB08B238	124.90	131.00	6.10	3.57	0.01	0.07	50.22	0.03	13.45	LS	6.0
DB08B240	133.50	141.00	7.50	4.53	0.04	3.75	383.28	0.06	14.00	US	7.0
Including	135.00	139.00	4.00	6.10	0.01	6.78	644.0	0.02	15.21		3.7
	196.00	198.00	2.00	1.10	0.09	2.24	10.00	0.01	26.40	LS	1.9
DB08B242	118.00	136.00	18.0	3.1	0.00	0.38	57.0	0.01	11.88	US	15.6
including	126.00	135.00	9.0	4.46	0.02	0.60	75.0	0.00	13.16		7.8
LA NARIZONA											
DB08B235	No significant mineralization										
DB08B236	38.80	55.50	16.70	0.31	9.38	0.03	32.13	0.16	5.61	US	15.16
Including	38.80	45.70	6.90	0.60	17.04	0.03	67.50	0.31	3.50	US	6.5
Including	48.00	55.50	7.50	0.14	4.87	0.05	8.11	0.08	7.31	US	7.0
DB08B239	49.20	53.50	4.30	0.75	5.54	0.03	13.07	0.04	7.25	US	2.8

Bolivar Alta Ley (Underground drill hole)

Drill Hole	From	To	Length	Cu %	Zn %	Au (g/t)	Ag (g/t)	Fe %
REBECA ZONE								
DB07BM123	85.00	85.33	0.33	0.04	3.72	0.00	50.00	0.00
	90.00	91.00	1.00	0.06	1.67	0.00	50.00	0.00
DB07BM127	92.20	93.80	1.60	0.78	0.91	0.00	10.00	0.00
SAN FRANCISCO ZONE								
DB07BM133	126.00	129.00	3.00	0.18	3.90	0.00	70.00	0.00
DB08BM143	5.70	7.10	1.40	0.23	4.32	0.03	4.99	22.13
	11.90	13.60	1.70	0.05	2.29	0.01	3.94	7.35
SELENA ZONE								
DB07BM121	22.50	23.00	0.50	0.49	3.30	0.00	20.00	0.00
	51.15	53.50	2.35	4.59	2.47	0.00	57.66	0.00
DB07BM122	9.00	10.70	1.70	2.43	0.26	0.00	125.29	0.00
	13.90	14.20	0.30	0.74	1.02	0.00	40.00	0.00
	45.70	49.05	3.35	8.38	4.03	0.00	176.57	0.00
	55.50	56.40	0.90	1.83	0.47	0.00	90.00	0.00
	62.50	63.90	1.40	1.73	2.96	0.00	60.71	0.00
DB07BM124	3.93	7.50	3.57	0.27	2.55	0.00	33.70	0.00
	12.00	13.50	1.50	1.26	11.23	0.00	30.00	0.00
	22.40	23.60	1.20	3.67	6.66	0.00	240.00	0.00
	25.79	26.74	0.95	1.24	1.48	0.00	0.00	0.00
	42.00	42.72	0.72	1.60	0.07	0.00	30.00	0.00
	50.00	51.00	1.00	0.09	0.07	0.00	130.00	0.00
	62.20	63.00	0.80	0.29	0.13	0.00	110.00	0.00
	84.60	87.90	3.30	2.02	10.84	0.00	28.48	0.00
	91.00	92.00	1.00	0.13	1.16	0.00	60.00	0.00
	102.00	107.70	5.70	0.00	2.48	0.00	50.00	0.00
DB07BM126	0.00	6.40	6.40	0.14	4.33	0.00	50.00	0.00
DB07BM128	46.10	48.70	2.60	0.00	4.62	0.00	5.77	0.00
DB07BM132	32.70	36.50	3.80	1.12	11.13	0.00	60.26	0.00
	79.00	81.00	2.00	1.06	6.07	0.00	80.00	0.00
DB07BM136	10.80	13.00	2.20	0.27	4.72	0.00	20.00	0.00
DB08BM141	12.00	13.20	1.20	0.15	10.90	0.00	10.00	0.00
	27.00	29.30	2.30	1.09	17.60	0.00	11.30	0.00
	34.30	36.00	1.70	0.60	9.66	0.00	63.53	0.00
DB08BM142	24.00	37.60	13.60	2.81	8.35	0.00	57.21	0.00

Drill Hole	From	To	Length	Cu %	Zn %	Au (g/t)	Ag (g/t)	Fe %
Titanic 2								
DB07BM129	17.70	18.25	0.55	1.46	1.58	0.00	10.00	0.00
	27.85	33.90	6.05	0.26	0.59	0.00	120.50	0.00
	39.20	40.95	1.75	3.16	5.51	0.00	62.00	0.00
DB07BM130	17.30	18.00	0.70	0.02	1.03	0.00	110.00	0.00
	23.00	29.50	6.50	0.48	0.54	0.00	88.46	0.00
DB07BM131	0.00	9.00	9.00	0.16	2.20	0.00	103.33	0.00
DB08BM147	41.00	45.70	4.70	0.73	0.72	0.01	44.18	5.99
DB08BM151	39.70	41.50	1.80	0.85	0.95	0.92	66.59	2.70


LEGEND
CRETACEOUS - TERTIARY
Granodiorite
Andesitic flow
CRETACEOUS
Upper skarn
Lower skarn
LS (marble)
Potrero formation
SYMBOLS
Upper Skarn Mineralization
Lower Skarn Mineralization
Drill hole done
Proposed drill hole
Underground work
N
DB08B238
DB08B240
DB08B242
50 m
VISUACOM (04/2008)

DIA BRAS exploration

Bolivar Project

Surface Plan of the El Gallo Area
Recent Drill Hole Locations
April 2008



Andesite
Skarn (U.S.)
Hornfels
Felsic Dyke
Bornite rich zone
Magnetite bearing Skarn (L.S.)
DB07B221
DB07B223
DB07B225
DB06B177
DB07B197
DB08B234
DB08B240
9275-04

DIA BRAS
exploration



Bolivar Project – El Gallo Area
View of drill core from El Gallo zone, hole DB08B240, 137-140 m, showing abundant bornite (blue-purple minerals) and chalcopyrite (yellow minerals) in a matrix of greenish skarn. The 135-139 m interval assayed **6.1% copper, 6.78 g/t gold and 644 g/t silver**.

DIA BRAS exploration

For Immediate Release
TSX Venture Exchange - DIB
No. 07- 2008

Dia Bras Announces More High-Grade Silver Drill Intercepts from its Cusi Project

Montréal, Québec - April 10 2008- **Dia Bras Exploration Inc. (TSX-V: DIB)** is pleased to report on its on-going drilling program at the Cusi silver property. Individual assays from the holes are shown in the tables at the end of this release.

Since the beginning of 2008, 6,476.5 metres of core diamond drilling have been done, which is the first portion of a planned 20,000-metre program.

The results of surface and underground mapping and sampling as well as surface drilling have provided data for the Company's first NI43-101 compliant resource calculation on this property, which is expected to be completed by mid-April 2008.

PROMONTORIO SECTOR

The silver-rich Promontorio sector continues to deliver high-grade silver intersections over potentially economic widths and they are particularly encouraging. The best results from the last batch of drill assays sent at the end of 2007 and beginning of 2008 to Chemex include results from hole **DC07B157 that intersected 9.0 metres of 148 g/t Ag (3.8 metres true width)**, DC07B160 which intersected 4.0 metres of 181 g/t Ag (0.7 metre true width), hole DC08B161, which intersected 680 g/t Ag over 1.8 metre (1.2 metre true width), **DC08B166 which intersected 540 g/t Ag over 3.0 metres** (2.1 metres true width), and **DC08168 which intersected 3.0 metres of 234 g/t Ag** (2.1 metres true width).

High-grade silver values were also encountered in the El Gallo vein of the Promontorio system, where drill hole **DC08B170 intersected 4.5 metres of 443 g/t Ag** (3.9 metres true width).

Some of the drill holes in the Promontorio area must be drilled down-dip on the major "A" vein (Veta A) of the Promontorio Mine, due to restrictions on locations of drill sites, and thus, true widths often represent less than 40% of the length of the core interval.

Mineralization at Promontorio is associated with fracture-filled veins with high precious-metal grades, typical of a high level epithermal system. The most prominent vein in the sector is Veta A, and Dia Bras has reported high historical grades as well as the Company's drill core data from this vein and from its intersections with intersecting subsidiary veins (see press releases dated May and September 13, 2008).

SANTA EDWIGES - SAN ANTONIO – SAN MARINA SECTOR

In this area, silver mineralization has given way to zinc and lead mineralization, which represents a deeper part of the zoned vein system, with intersections of up to 1.7 metre of 0.2 g/t Au, 49 g/t Ag, 2.3% Pb and 4.8% Zn over 1.7 metre core length (1.6 metre true width) in hole DC07B162, or 6.0 metres (5.6 metres true width) of **0.3 g/t Au, 54 g/t Ag, 3.7% Pb and 4.0% Zn in hole DC08B165.**

The Santa Edwiges - San Antonio - San Marina sector consists of multiple fracture-filled quartz-carbonate veins containing high sulphide contents that are typical of the middle portion (Pb-Zn) of a zoned, low-sulphidation epithermal vein. This middle portion of the vein transitions upwards to the precious metal (Au, Ag) portion of the vein.

2008 Drill Program

The following table shows the distribution of drilling for 2008.

Metres per zone				
Zone	**January**	**February**	**March**	**Total**
Santa Edwiges	422	792	795	
Underground	**422**	**792**	**795**	**2009**
Promontorio	920	789	126	1835
Santa Edwiges	601	394	0	995
Santa Marina	176.5	520.5	37.5	1073.5
Minerva	0	40	524	564
Total Surface	**1697.5**	**1743.5**	**1026.5**	**4467.5**
Grand total	**2119.5**	**2535.5**	**1821.5**	**6476.5**

Method of analysis

Half split diamond drill core samples sent for analysis were prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Ag by AA on 50 g split sample at the ALS Chemex Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at ALS Chemex, Vancouver.

Quality control

The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in Roscoe Postle Associates' 43-101 report of December 2006 on Cusi.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining Company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

François Auclair
Vice-President, Exploration
Dia Bras Exploration
(514) 393-8875 ext. 243

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

Cusi Project - Recent drilling results from the Promontorio Sector:

	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B154	111.6	112.2	0.6	0.1	413	0.1	0.4	0.7	0.3
Already reported	123.5	125.0	1.5	0.0	95	0.0	0.1	0.2	0.8
	138.5	140	1.5	0.00	108	0.00	0.10	0.10	0.8
	146	147.5	1.5	0.01	110	0.00	0.10	0.10	0.8
	324.5	325.5	1	0.02	92	0.10	0.60	0.50	0.6
	345.1	345.8	0.7	0.20	73	0.00	0.20	0.60	0.5
DC07B155	41.0	44.0	3.0	0.1	196	0.0	0.2	0.9	0.3
	48.5	50.0	1.5	0.1	146	0.0	0.1	0.3	0.1
DC07B157	53.0	62.0	9.0	0.0	148	0.0	0.1	0.1	3.8
DC07B158	No mineralisation								
DC07B159	No mineralisation								
DC07B160	4.5	5.5	1.0	0.0	126	0.0	0.3	0.2	0.2
	22.0	26.0	4.0	0.0	181	0.0	0.1	0.1	0.7
DC07B161	75.2	75.7	0.5	0.0	115	0.0	0.1	0.2	0.1
	123.0	127.5	4.5	0.1	182	0.0	0.2	0.2	0.8
	189.2	189.7	0.5	0.1	112	0.1	0.4	0.3	0.1
	300.2	301.2	1.0	0.1	115	0.0	0.1	0.2	0.2
	330.0	331.5	1.5	0.0	62	0.0	0.3	0.5	0.3
	393.0	394.8	1.8	0.3	680	0.1	2.2	3.3	1.2
DC07B164	No mineralisation								
DC08B166	65.0	66.5	1.5	0.0	322	0.0	0.0	0.1	1.1
	108.5	111.5	3.0	0.1	540	0.1	0.7	0.3	2.1
	126.5	128.0	1.5	0.2	516	0.1	0.2	0.1	1.1
	186.5	189.5	3.0	0.0	87	0.1	0.2	0.4	0.3
	222.0	223.0	1.0	0.1	113	0.0	0.2	0.1	0.7
	240.5	242.0	1.5	0.0	76	0.0	0.2	0.4	1.1
DC08B168	38.0	39.5	1.5	0.1	157	0.0	0.1	0.1	1.1
	42.5	45.5	3.0	0.1	234	0.0	0.1	0.1	2.1
	126.5	128.0	1.5	0.0	92	0.0	0.3	0.3	1.5
DC08B170	173.5	176.5	3.0	0.1	417	0.0	0.3	0.2	2.6
El Gallo Vein	182.5	187.0	4.5	0.3	443	0.0	0.4	0.4	3.9
DC08B171	In Process								
DC08B173	125.0	126.5	1.5	0.1	503	0.0	0.3	0.1	0.8
	197.0	198.5	1.5	0.1	83	0.0	0.2	0.7	0.8

Recent drilling results from the Santa Edwiges – San Marina - SanSector

	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
Santa Edwiges									
DC07B147	188.8	192.0	3.2	0.1	41	0.1	1.4	1.2	2.3
DC07B149	No mineralisation								
DC07B156	244.2	245.2	1.0	0.0	18	0.0	1.3	1.5	0.7
	269.5	270.5	1.0	0.1	112	0.0	0.1	0.3	0.9
	293.9	295.4	1.5	0.0	113	0.0	0.1	0.1	0.1
DC08B165	147.0	148.0	1.0	0.1	32	0.0	1.3	2.6	0.7
	158.0	164.0	6.0	0.6	16	0.0	2.1	1.2	4.2
	167.0	168.0	1.0	0.9	54	0.0	0.2	0.3	0.9
	172.0	173.0	1.0	1.0	82	0.0	0.1	0.1	0.1
	282.5	284.0	1.5	0.0	6	0.0	1.0	1.8	1.4
	287.0	293.0	6.0	0.3	54	0.1	3.7	4.0	5.6
DC08B169	137.5	139.0	1.5	0.1	16	0.0	0.5	2.2	0.4
	243	246	3	0.06	22	0.00	1.00	1.40	2.1
	250	251.5	1.5	0.16	20	0.10	0.80	0.30	1.1
	305	306	1	0.16	57	0.00	2.30	2.20	0.3
San Marina									
DC07B148									
DC07B162	137.6	139.3	1.7	0.2	49	0.0	2.3	4.8	1.6
	145.0	145.5	0.5	2.3	86	0.0	4.4	1.6	0.5
	179.5	180.5	1.0	1.8	98	0.1	2.2	2.8	1.0
	247.2	250.5	3.4	0.1	10	0.0	1.5	2.1	0.9
	253.4	253.9	0.5	0.0	45	0.1	1.6	1.0	0.4
	256.0	257.4	1.4	0.2	51	0.2	3.9	4.4	1.0
	310.7	311.9	1.2	0.1	51	0.1	1.4	2.1	0.5
DC08B167	300.5	304.5	4.0	0.0	5	0.0	0.7	0.9	2.8
	340.0	341.2	1.2	0.1	35	0.2	3.1	3.1	0.8
	364.0	368.0	4.0	0.0	3	0.0	0.6	0.9	2.8
San Marina									
DC08B172	No mineralisation								

File No. 82-34990

Technical Report
Resources Report
April 2008
on the Bolivar Project, Chihuahua Province, Mexico
Dia Bras Exploration Inc.

Respectfully submitted to:
Dia Bras Exploration Inc.

Date: April 17th, 2008

SYSTÈMES GEOSTAT INTERNATIONAL INC.

By the Author:
Yann Camus, Eng.
Systèmes Géostat International Inc.
10, boul. de la Seigneurie, Suite 203
Blainville, Québec, Canada, J7C 3V5
Phone: (450) 433-1050
Fax: (450) 433-1048
E-mail: info@Geostat.com

Summary

1. Geostat received the mandate to update the estimate of the resources of the Bolivar Project Cu-Zn-Ag-Au and prepare a mineral resources technical report. The project is the property of Dia Bras Exploration Inc. and is situated some 250 km southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico. The technical report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. Yann Camus, eng. (Geostat) author of the report and Maxime Dupere, geo. (Geostat), visited the property from Febuary 8th to Febuary 11th of 2008.

2. Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montreal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the city of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and silver properties in Mexico, which are owned and operated by its Mexican subsidiary, Dia Bras Mexicana S.A. de C.V.

3. The Bolivar Project comprises a mining concession with an old Cu-Zn producer (the Bolivar Mine) and a number of exploration concessions adjacent to the Bolivar Mine concession. For simplicity, the mine concession together with the adjacent exploration concessions is referred to as the Bolivar Property.

4. Dia Bras has an exploration camp at Cieneguita - a village some 7 km north of the old mine - and some infrastructure and equipment related to the current pilot mining program. Currently, Dia Bras is continuing with a diamond-drilling program on the property.

5. The preliminary economic assessment (PEA) dated November 9th 2007 concluded that the project proves economical with the construction of a 500 tonnes or 1000 tonnes per day maximum capacity mill.

6. Mine production in 2007 totals 127,000 tonnes of material at average grades of 1.52% Cu and 7.07% Zn. Mine production in 2006 totals 96,600 tonnes of material at average grades of 2.03% Cu and 10.63% Zn. From 1980 to 2000, underground mining by former operators extracted from the Cu-Zn deposit some 300,000 tonnes at an average grade ranging from 5% Cu to 6% Cu and 25% Zn to 30% Zn. The Bolivar mine is partially developed by one shaft and approximately 910 m of development drifts. Currently, the mine is undergoing new development and Dia Bras is carrying out test mining at the rate of approximately 300 tpd.

7. Production from the Bolivar mine is presently transported by truck and railroad to the Malpaso Plant, recently purchased from the original owners. It is a small processing plant, equipped with crushers and flotation circuits, which produces copper and zinc concentrates. This plant is situated approximately 270 km by road from Bolivar Mine and approximately 123 km west of Chihuahua.

8. Geostat has updated the Mineral Resources of the Bolivar deposit using the database up to December 31st 2007. Drill hole database, geological interpretation, 3D openings from the mine and documents were supplied by Dia Bras.

9. The mineral resources as of December 31st 2007 are evaluated as follows:

Resources of the Bolivar Project

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2007-12-31

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

TOTAL of Measured resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Measured	606,200	3.30	0.72	1.40	0.15	17.37	1.85	7.51	1.58
0.50 - 2.50	Measured	449,400	3.31	0.91	1.86	0.19	21.65	2.49	8.79	2.04
1.00 - 2.50	Measured	299,900	3.33	1.11	2.68	0.23	24.30	3.72	9.95	2.69

TOTAL of Indicated resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Indicated	1,318,300	3.30	0.72	1.41	0.12	17.16	1.43	7.11	1.58
0.50 - 2.50	Indicated	955,900	3.32	0.92	1.91	0.15	21.89	1.97	8.07	2.08
1.00 - 2.50	Indicated	645,600	3.34	1.12	2.74	0.18	26.55	2.91	8.71	2.73

TOTAL of Measured+Indicated resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Measured + Indicated	1,924,500	3.30	0.72	1.40	0.13	17.22	1.56	7.2	1.58
0.50 - 2.50	Measured + Indicated	1,405,400	3.31	0.92	1.90	0.16	21.81	2.13	8.3	2.06
1.00 - 2.50	Measured + Indicated	945,400	3.34	1.12	2.72	0.20	25.84	3.16	9.1	2.72

TOTAL of Inferred resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS+ES - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Inferred	30,118,200	3.25	0.36	0.19	0.09	7.09	0.07	7.12	0.53
0.50 - 2.50	Inferred	9,567,500	3.28	0.79	0.43	0.16	16.18	0.19	11.62	1.16
1.00 - 2.50	Inferred	4,056,100	3.28	1.23	0.73	0.24	25.23	0.44	14.36	1.84

Cutoffs are variable for zones Mix, Inc, BNW, LS and ES. Cutoff is fixed for US. See details below.

The following details are structured in order to be compared to the 2007 resources of the PEA.

Resources Details to Compare with 2007 US Resources of the Bolivar Project

TOTALS for US** resources of the Bolivar Project

Cutoff grade = 2.5% Cueq

Classification	Tons	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
Total Measured	84,000	3.48	1.45	8.12	0.20	32.78	13.20	5.29	5.79
Total Indicated	210,900	3.48	1.31	7.42	0.15	38.64	8.86	5.85	5.32
Total Measured + Indicated	294,900	3.48	1.35	7.62	0.16	37.0	10.10	5.7	5.45
Total Inferred	387,900	3.42	1.54	5.64	0.14	44.37	4.49	8.84	4.70

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

**: includes Mix, Inc and BNW areas

Resources of the Lower Skarn (LS) of the Bolivar Project

The Cutoff applied in the LS %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	283,300	3.27	0.73	0.09	0.22	15.4	0.02	12.1	0.94
	Indicated	611,500	3.27	0.64	0.08	0.16	13.0	0.01	10.6	0.82
	Measured+Indicated	894,800	3.27	0.67	0.08	0.18	13.7	0.01	11.1	0.86
	Inferred	28,615,000	3.27	0.33	0.10	0.08	6.4	0.00	7.2	0.45
0.25	Measured	251,000	3.27	0.81	0.10	0.24	17.2	0.02	13.6	1.05
	Indicated	517,100	3.27	0.75	0.09	0.19	15.1	0.01	12.0	0.96
	Measured+Indicated	768,000	3.27	0.77	0.09	0.21	15.8	0.01	12.5	0.99
	Inferred	17,341,200	3.27	0.49	0.15	0.12	9.5	0.01	9.8	0.67
0.50	Measured	201,900	3.27	0.93	0.11	0.28	20.0	0.02	15.3	1.21
	Indicated	385,900	3.27	0.90	0.10	0.23	18.0	0.01	13.8	1.15
	Measured+Indicated	587,800	3.27	0.91	0.10	0.25	18.7	0.02	14.3	1.17
	Inferred	8,306,200	3.27	0.75	0.19	0.16	14.5	0.01	12.5	0.99
0.75	Measured	159,000	3.27	1.06	0.12	0.32	22.6	0.02	17.1	1.37
	Indicated	281,600	3.27	1.07	0.10	0.27	20.9	0.02	15.6	1.35
	Measured+Indicated	440,600	3.27	1.06	0.11	0.29	21.5	0.02	16.2	1.36
	Inferred	4,284,500	3.27	1.08	0.16	0.23	20.8	0.01	15.1	1.37
1.00	Measured	125,500	3.27	1.17	0.12	0.36	23.1	0.02	18.3	1.50
	Indicated	215,800	3.27	1.19	0.11	0.31	22.1	0.02	16.6	1.49
	Measured+Indicated	341,300	3.27	1.18	0.12	0.33	22.5	0.02	17.2	1.50
	Inferred	3,196,000	3.27	1.22	0.16	0.26	23.2	0.01	16.4	1.54
1.25	Measured	92,000	3.27	1.29	0.13	0.39	23.2	0.02	19.4	1.64
	Indicated	143,500	3.27	1.34	0.13	0.35	23.7	0.02	17.6	1.68
	Measured+Indicated	235,400	3.27	1.32	0.13	0.36	23.5	0.02	18.3	1.66
	Inferred	2,039,700	3.27	1.41	0.18	0.31	26.7	0.01	17.6	1.78
1.50	Measured	58,000	3.27	1.41	0.15	0.41	24.5	0.02	20.0	1.79
	Indicated	80,900	3.27	1.56	0.14	0.39	25.0	0.02	18.4	1.92
	Measured+Indicated	139,000	3.27	1.50	0.14	0.40	24.8	0.02	19.1	1.86
	Inferred	1,252,800	3.27	1.63	0.17	0.37	29.8	0.01	18.6	2.04
1.75	Measured	29,400	3.27	1.55	0.16	0.44	26.6	0.02	20.0	1.96
	Indicated	54,400	3.27	1.69	0.15	0.39	25.7	0.03	17.0	2.07
	Measured+Indicated	83,800	3.27	1.64	0.16	0.41	26.0	0.02	18.0	2.03
	Inferred	836,700	3.27	1.81	0.17	0.42	32.5	0.01	19.2	2.24
2.00	Measured	11,000	3.27	1.68	0.18	0.45	27.9	0.04	15.2	2.11
	Indicated	31,500	3.27	1.83	0.16	0.38	25.9	0.03	16.4	2.21
	Measured+Indicated	42,500	3.27	1.79	0.16	0.40	26.4	0.03	16.1	2.18
	Inferred	485,600	3.27	2.04	0.19	0.42	37.9	0.01	20.4	2.52
2.25	Measured	400	3.27	2.06	0.24	0.34	31.1	0.00	28.9	2.49
	Indicated	6,900	3.27	2.20	0.18	0.27	32.5	0.01	22.4	2.59
	Measured+Indicated	7,400	3.27	2.19	0.18	0.27	32.4	0.01	22.8	2.59
	Inferred	338,900	3.27	2.20	0.19	0.39	41.1	0.01	21.0	2.69

10. Detailed recommendations are listed at the Item 19 of this report.

Yann Camus, Eng. April 17th, 2008

Qualified Person

Table of Contents

List of Tables

List of Figures

1- Introduction

This technical report presents an update of the resources of the Bolivar Project mineral deposit. This will allow Dia Bras to verify the progress of the project taking in account the new drilling from August 1st of 2007 to December 31st of 2007.

In this document, the following terms are used:

Dia Bras: Dia Bras Exploration Inc
Geostat: Systèmes Géostat International Inc., firm of consultants mandated to complete this study.

Geostat personnel wrote this report in accordance to the National Instrument 43-101 Policy guidelines. This report was requested by Dia Bras.

Terms of reference

Geostat was retained by Mr. François Auclair, Vice President Exploration of Dia Bras Exploration Inc. (Dia Bras), to prepare an independent technical report on the Bolivar advanced exploration project, situated some 250 km southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico (See next figure). The purpose of this report is to provide our independent assessment of the Mineral Resources of the Bolivar Project, which comprises twenty-one mineral concessions. The technical report is conformable to NI 43-101 Standards of Disclosure for Mineral Projects. Geostat visited the property on from August 1st to 3rd, 2007, and from February 8th to 11th, 2008.

Dia Bras is a reporting issuer listed on the Toronto Stock Venture Exchange (TSX-V). It is involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and gold properties in Mexico, which are owned and operated by its Mexican subsidiary, Dia Bras Mexicana S.A. de C.V.

Dia Bras' 21 mineral concessions have 25-year to 50-year terms, expiring in 2030 to 2060. The concessions, which cover a total area of approximately 8,045 ha, comprise:

- The Bolivar mine property covering an area of approximately 63.5 ha, including the formerly producing Bolivar Mine and the mining concession.

- A number of other exploration concessions at early stages of exploration. These consist of twenty (20) mineral concessions and are located to the south, southeast, west, and north of the Bolivar Mine.

For the purpose of simplicity, the mine concession as well as the adjacent exploration concessions are referred to as the Bolivar Property. Currently, Dia Bras is carrying out a diamond drilling program on the property.

For this report Geostat carried out:

- Site visits to the property from February 8th to 11th, 2008.

- Visual inspection of a number of drill sites.

- A review of recent drilling results by Dia Bras.

- Independent sampling of 30 samples taken from drill holes core. Geostat sent these samples for independent assays at Activation laboratories in Ancaster, Ontario.

- Estimation of the Mineral Resources of the Bolivar base metal deposit.

This report discusses the Bolivar Mine mineral concession and its Mineral Resources. The concession hosts a number of discontinuous lenses with skarn-type Cu-Zn-Ag-Au mineralization. The lenses vary in thickness from less than one metre to eight metres, extend more than 350 m (aggregate) along strike, and may extend up to 200 m (aggregate) at depth.

This report does not discuss the results of diamond drilling carried out within the other mineral concessions of the Bolivar Project. Geostat has not searched title to the property, and has relied on technical data contained in reports of past exploration, mining and development work and title documents supplied by Dia Bras.

Information for this technical report, supplied by Dia Bras, was collected during the first and second site visits by Geostat to the Bolivar Mine, the exploration camp at Cieneguita and at the Dia Bras office in Chihuahua. Mr. Yann Camus, P.Geo., Consulting Geologist with Geostat, visited the Bolivar Mine in August xx, 2007, from February xx to xx, 2008. He toured the Bolivar area and reviewed procedures and methodology used by Dia Bras in its data entry system. He also reviewed field practices used by Dia Bras staff. Mr. Camus is a Qualified Person and is responsible for all sections of this report.

This report is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

In preparation of this report, Mr. Camus reviewed technical documents, reports and other sources of information as listed at the end of this report. Mr. Camus also held discussions with Dia Bras staff and other professionals knowledgeable on the project including:

- Dr. Thomas L. Robyn, Chairman of Dia Bras.
- Mr. François Auclair, Vice President Exploration of Dia Bras Exploration Inc.
- Ing. Roberto Banda Monsivais, Project Manager
- Ing. Luis M. Medrano Hurtado, Director of Operations
- Ing. Ramon Villegas Mero, General Manager, Malpaso Plant
- Ing. Hector F. Gonzalez Ramirez, Geologist
- Mr. Jacques Marchand, Internal Consultant with Dia Bras.
- Mr. Jorge A. Hinostroza, Database Manager

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.


N
UNITED STATES OF AMERICA
Bolivar Project
Chihuahua
Gulf of California
SIERRA MADRE OCCIDENTALE
Gulf of Mexico
Mexico City
North Pacific Ocean
BELIZE
GUATEMALA
HONDURAS
EL SALVADOR
Golfo de Tehuantepec
LEGEND
Dia Bras project
Dia Bras mill
500 km
VISUACOM (06/2007)

Figure 1: Location of Bolivar Project

1.1 List of abbreviations

In this report, monetary units are in United States dollars (US$). The metric system of measurements and units is used throughout the report except for the gold quantities, which are reported in Troy ounces. A table showing abbreviations used in this report is provided below.

tonnes or mt	Metric tonnes
tpd	Tonnes per day
tons	Short tons (0.907185 tonnes)
kg	Kilograms
g	Grams
oz	Troy ounce (31.1035 grams)
g/t	Grams/tonne or ppm
ppm, ppb	Parts per million, parts per billion
ha	Hectares
m	Meters
km	Kilometres
m^3	Cubic meters

Table 1: List of abbreviations

2- Reliance on Other Experts

No reliance on other experts was needed for this report.

3- Property Description and Location

The information has been updated from the preliminary economic assessment (PEA) NI43-101 technical report dated November 9th 2007 by Geostat. The PEA is available on Sedar www.sedar.com.

The Bolivar Property is located approximately 250 km (386 km by road) southwest of Chihuahua, the capital of the State of Chihuahua. The property is situated some 10 km southwest of Urique, and lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, commonly with high relief. Dia Bras holds interests in seventeen mineral concessions in the area, covering approximately 7,460 ha.

The Bolivar Cu-Zn deposit is located within the 63.6 ha Bolivar mineral concession that has a term of more than thirty-four years, expiring at least in 2037. Production from the Bolivar Mine, an old Cu-Zn producer, is not subject to any royalties. The old mine is close to several small villages.

3.1 Property Status

Dia Bras holds interests in twenty-one mineral concessions in northwestern Mexico. The mineral concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua. The mineral concessions cover a total area of approximately 8,040 ha, and are situated within the municipality of Urique.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2037. Production from the Bolivar Mine, an old Cu-Zn producer, is not subject to any royalties.

On September 10, 2004, Dia Bras purchased the Bolivar Mine concessions from Sr. Javier Octavio Bencomo Muñoz (Bencomo), on behalf of the Bencomo Family on the one hand, and on the other hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S. de C.V. (Senda), who are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, additional mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda.

3.2 Land Tenure

The Bolivar Project includes three groups of exploration properties. These are the Bolivar, Mezquital, and Florida groups, which comprise the seventeen mineral concessions. Work credits are sufficient to keep all of the concessions at least until 2037.


Dia Bras Mexicana
BOLIVAR PROJECT
Concession Map

Figure 2: Mineral Concessions Map

BOLIVAR PROJECT

	HELD BY	NAME	TYPE	AREA	FILE No.	TITLE No.	EXPIRY
2	Polo y Ron Minerales	*San Jose*	Explotación	462.00	1/1/01501	226004	14/11/2055
3	Polo y Ron Minerales	*Ampliación San Jose*	Exploración	229.53	099/02578	223025	04/10/2054
4	Polo y Ron Minerales	*Val*	Exploración	95.23	016/24524	223016	04/10/2054
5	Polo y Ron Minerales	*Val Fracción*	Exploración	0.13	016/24524	223017	04/10/2054
6	Polo y Ron Minerales	*Val 1*	Exploración	36.27	016/24793	223018	04/10/2054
[redacted]							
		TOTAL SUPERFICIE		7,439.42			

DIABRAS MEXICANA AL 100%	Inscritas ya en el Registro Público de Minería a favor de Dia Bras Mexicana al 100%.
TRAMITE A FAVOR DE DIA BRAS MEXICANA	Inscripción en trámite en la Dirección General de Minas.
LOTES 50% DIA BRAS MEXICANA	Inscripción del 50% a favor de Dia Bras, actualmente esta en tramite la inscripción por el otro 50%.
LOTES NO CONTRATADOS	Lotes sin contrato.

Figure 3: List of titles Dia Bras (2008) / Verified by Dia Bras

The project is separated into 3 regions:

Bolivar region

Included titles: Bolivar, Bolivar III, Bolivar IV, La Chaparrita, Piedras Verdes

Bolivar III and Bolivar IV: Inscription of 50% in favor of Day Bras, at the moment the company is actively negotiating to obtain the other 50%.

All other titles are 100% Dia Bras.

Mezquital region

Included titles: Mezquital, Mezquital Fraction 1, Mezquital Fraction 2, Mezquital Fraction 3

All titles are 100% Dia Bras.

Florida region

Included titles: San José, Ampliacion San José, Val, Val-1, Val Fraction, El Gallo, La Mesa, La Cascada

San José, Ampliacion San José, Val, Val-1 and Val Fraction : An agreement give rights to Dia Bras.

El Gallo, La Mesa and La Cascada titles are 100% Dia Bras.

SUMMARY OF AGREEMENTS TERMS

Agreement with Dia Bras:	Number of titles	Agreement type	Paid US $	Pending US $	TOTAL US $	Investment US $	Royalty NSR %
POLO Y RON MINERALES (2004-08-10) "LA CASCADA"	1	Cession Of Rights	$10,000	$0	$10,000	$0	0
*POLO Y RON MINERALES (2004-08-10) "GRUPO SAN JOSÉ"	5	Mining Exploration Purchase Option	$204,500	$0	$204,500	$150,000	3%, at 2% a $5 M
**JAVIER BENCOMO MUÑOZ Y ESPOSA "BOLIVAR III Y BOLIVAR IV"	2	Cession Of Rights	$1,283,125	$28,125	$1,311,250	$0	0
POLO Y RON MINERALES (2004-10-29) "PIEDRAS VERDES"	1	Cession Of Rights	$200,000	$0	$200,000	$0	0
POLO Y RON MINERALES (2005-11-11) "GRUPO MEZQUITAL"	5	Cession Of Rights	$5,000	$0	$5,000	$0	0
SENDA DE PLATA "LA CHAPARRITA"	1	Cession Of Rights	$15,000	$70,000	$85,000	$0	0
***Titles "BOLIVAR"	1	Cession Of Rights	$15,000	$70,000	$85,000	$0	0
Title reported by "LA MESA"	1	Staked by Dia Bras	-	-	-	-	-
	17						

Notes

* Investment of US $150,000 required

When an investment of US $1,000,000 is reached, 50% is released

The other 50%, will be released when an other US $1,000,000 investment is made.

Two other payments of US $82,500 were aded to the agreement.

** This payment is divided in four: Bertha Muñoz de Bencomo, payment of US $ 675,000; Carmen Beatriz Chavez Marquez, payment of US $ 300,000; interests payment of US $ 30,000; Minera Senda de Plata, payment of US $ 250,000.

*** Titles Bolivar and La Chaparrita were aquired with and agreement dated 2007-01-30.

Figure 4: Summary of agreements terms

3.3 Property Status

Dia Bras holds interests in twenty-one mineral concessions in northwestern Mexico. The mineral concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua. The mineral concessions cover a total area of approximately 8,040 ha, and are situated within the municipality of Urique.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2037. Production from the Bolivar Mine, an old Cu-Zn producer, is not subject to any royalties.

On September 10, 2004, Dia Bras purchased the Bolivar Mine concessions from Sr. Javier Octavio Bencomo Muñoz (Bencomo), on behalf of the Bencomo Family on the one hand, and on the other hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S. de C.V. (Senda), who are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, additional mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda.

The Bolivar, Bolivar III, Bolivar IV, and La Chaparrita concessions are held as mining (exploitation) licences. The remaining sixteen are held as exploration licences. Scott Wilson RPA understands that since the old San José Mine, Bolivar Mine and La Increible Mine operations were being worked before the current (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

Agreement	Cash payments (US$)			Work Commitments (US$)	Total (US$)
	Paid	Pending	Subtotal		
Bolivar III & IV	1,283,125	28,125	1,311,250	0	1,311,250
Mezquital+Cascada	15,000	0	15,000	150,000	165,000
Piedras Verdes	200,000	0	200,000	0	200,000
La Chaparrita	15,000	70,000	85,000	0	85,000
Bolivar	15,000	70,000	85,000	0	85,000
Total	1,528,125	168,125	1,696,250	150,000	1,846,250

The above concessions are subject to a rental fee of approximately 164 Mexican Pesos / ha (totalling approximately M$1.3 million, or approximately US$120,000) for the current year to the Government of State of Chihuahua.

San José Agreement

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the San José silver and base metal properties by incurring exploration expenditures of US$1,638,000.

The last payment of US$37,500 for the San José project was paid in January 2008.

As per the agreement, advance royalty payments of US$62,500 are scheduled for July 2008 and July 2009.

La Chaparrita

In January 2008, the Company entered into a right purchase agreement regarding the Chaparrita property for a total payments of US$85,000 as follows:

- US$15,000, paid in January 2008 (Paid).
- US$15,000 due in July 2008 (Not Paid).
- US$55,000 due on January 2009 (Not Paid).

Bolivar

In January 2008, the Company entered into a right purchase agreement with Marina Fernandez regarding the Bolivar property for a total payment of US$85,000 as follows:

- US$15,000, paid in January 2008 (Paid).
- US$15,000 due in July 2008 (Not Paid).
- US$55,000 due on January 2009 (Not Paid).

Mezquital Concessions

On September 20, 2004, Dia Bras entered into an Option to Purchase Agreement with Polo y Ron Minerales, S.A. de C.V. (Polo y Ron or P&RM) and Raul Tarin (Tarin), for the Mezquital concessions. These included La Cascada, Mezquital, Mezquital I, Mezquital II, Mezquital III, and El Gallo concessions. The terms of the agreement included a total cash payment of US$100,000, of which US$10,000 was paid in October 2004, and annual exploration expenditures of US$50,000 over three years (total, US$150,000). On October 29, 2004, Dia Bras acquired the Mezquital concession by agreeing to the terms of the above agreement. On that date, Polo y Ron and Tarin transferred their rights to the Mezquital concession to Dia Bras.

Piedras Verdes Concession

In December 2003, Dia Bras entered into an Option to Purchase Agreement with Tarin regarding the Piedras Verdes concession. The terms of the agreement included a total cash payment of US$200,000, as follows:

- December 2003, US$55,000 (paid)
- December 2004, US$60,500 (paid)
- December 2005, US$65,000 (Paid)
- December 2006, US$20,500 (Paid)

4- Accessibility, Climate, Local Resources, Infrastructures and Physiography

Because there is no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

4.1 Accessibility

Access to the Bolivar Mine area is by paved road (approximately 305 km from Chihuahua) and a further approximately 80 km by all-season gravel roads to the village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

4.2 Climate

The climate in western Chihuahua is semi-arid, with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C, with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year (Banda, 2005). In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

4.3 Local resources

Electricity for the Bolivar Mine operations is provided by on-site diesel generators. Dia Bras will shortly obtain electricity from the Mexico main grid system with back-up generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The villages of Piedras Verdes and Cieneguita are located close to the Bolivar mineral concession, with a combined population of approximately 1,000 people (approximately 750 for Cieneguita and 250 for Piedras Verdes), including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

4.4 Infrastructures

Mexico in general has a well developed infrastructure of communications, roads, airports, and seaports and there is a fairly high literacy rate among the population, with an ample supply of skilled and unskilled labour.

The Town of Creel, the largest town in the area, is situated some 160 km (by road) northeast of the Bolivar Mine, and is an agro-industrial town. Infrastructure support and availability of trained miners proximal to the various concessions is limited, but is available at Creel as well as the cities of

Cuauhtémoc and Chihuahua. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions.

The mineral concessions are situated along the Sierra Madre Occidental mountain chain. Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

4.5 Physiography

Outcrops are common in the area and occur along road cuts and creeks. Overburden thickness ranges from one metre to three metres, with an average thickness of approximately 1.5 m. Overburden consists of unconsolidated conglomerate with pebble sand boulders of volcanic rocks in a matrix of sand and minor clay. A layer of recent volcanic ash may also comprise part of the overburden.

The land around the Bolivar Mine is used for agriculture. The villages in the area use the land to raise cattle, but it is not used to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

5- History

Since there is no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

5.1 Bolivar Mine Area

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District, and the Urique District.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material which was mined is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn (Banda, 2005).

5.2 Other Mineral Concessions

In 1632, a native silver vein was discovered at La Nevada near Batopilas, some 30 km east of the Santa Maria Property. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of the 18th Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910. Since 1915, there have been sporadic attempts to develop mineral deposits in the area, and some 300 million ounces of silver are reported to have been produced from the Batopilas District.

Gold Corp owns the El Sausal gold deposit situated some 13 km west of Batopilas, which was discovered in 1996 by Francisco Gold Corporation (FGC) (Francisco Gold, 2002). The Mineral Reserves of the El Sausal deposit are reported to be in the order of 18.9 million tonnes at an average grade of 3.37 g/t Au, and the planned annual production rate is some 190,000 ounces of gold over a 10 year mine life.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Small scale underground mining of the San

José de Pinal Mine, a polymetallic skarn deposit, was carried out from 1968 to 1970, and ore grades were reported to be in the order of 3% Zn, 6% Cu and 350 g/t Ag. This deposit is located within the Piedras Verdes District (Nofrieta, 1989 and Perez et al, 1994).

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita. In the 1990s, Glamis developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of these heap leach pads.

6- Geological Setting

Since there is no material change in the information, this part adds to the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

6.1 Regional Geology

The geomorphology of western Chihuahua State consists of three major terranes. A northwest trending, 80 km to 100 km wide mountain chain (Sierra Madre Occidental) parallels the coastline of Baja California along the western margin of the country, and hosts numerous base and precious metal deposits and occurrences. To the east, is a 200 km to 300 km wide central valley, which is bounded by another mountain chain (Sierra Madre Oriental) in the eastern part of the State of Chihuahua. Between the two mountain chains, the area is underlain by Tertiary, Mesozoic, and Palaeozoic rocks. The general area of the Bolivar Property is also underlain by Tertiary and Mesozoic rocks.

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication by the Consejo de Recursos Minerales (CRM), of the Mexican Ministry of Mineral Resources (Vargas et al, 1994, and Velazquez and Fragoso, 1987).

The Bolivar Property is situated within the Batopilas Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The Batopilas District is underlain by the Lower Cretaceous sedimentary and volcanic rocks of the Urique Group. These rocks are also considered as the "basement rocks" in the area and are overlain by an up to 3 km thick sequence of Upper Cretaceous to Lower Tertiary predominantly intermediate to felsic volcanic rocks of the Lower Volcanic Suite (LVS). In the Bolivar area the LVS is reported to be approximately 750 m thick.

The rocks of the LVS are overlain by younger continental rhyolitic and dacitic ignimbrites (up to 1.5 km thick) of the Upper Volcanic Suite (UVS), which are interpreted to be Middle Tertiary in age. In general, the rocks in the areatrend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

A number of lineaments with mineral potential have been recognized within the Batopilas Mining District. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure.
- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Barranca del Cobre which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m and includes several narrow (~1 m wide) structures. The mineral districts within the Sierra Madre Precious Metal Belt include:
- Piedras Verdes District: This district contains contact metasomatic (or skarn) type mineralization at the contact between Cretaceous marble or hornfels and Tertiary felsic intrusive bodies, such as that at Piedras Verdes, which hosts the Bolivar Mine, where ore was shipped to Bahuichivo. Mineralization comprised coarse sphalerite and chalcopyrite with minor pyrite and bornite (McMillan, 1997 and CRM, 1994).
- Urique District: This area is located approximately 12 km northeast of the Bolivar Mine and is characterized by classical gold-rich fissure veins, such as the Rosario Vein hosted by andesitic flows of the LVS. This vein had been mined by gambusinos (artisanal miners) and records indicate that, in 1929, production from this mine was 2,891 tonnes of ore containing 44 kg of gold, 1,061 tonnes of silver, 7,990 kg of lead, and 2,686 kg of copper at an average grade of some 15.2 g/t Au, 367 g/t Ag, 0.28% Pb, and 0.09% Cu (McMillan 1997 and CRM 1994).
- Reforma District: This district is located some 20 km south-southwest of the Bolivar Mine Property. It is also characterized by contact metasomatic (or skarn) type mineralization. At the Reforma Mine, exploration work dates back to the 1940s, but mining work started in 1967. Mining production from 1970 and 1980 is reported to be some 1,364,000 tonnes at an average grade of 0.5 g/t Au, 92.56 g/t Ag, 9.1% Pb, 2.52% Cu, and 30% Zn (McMillan 1997 and CRM 1994).
- Lluvia de Oro District: This area is located some 3 km east of the Reforma District and 19 km south-southwest of the Bolivar Mine Property . It hosts the Lluvia de Oro, Los Vazquez, and La Patria mineral deposits. These deposits are described as veins and mantos hosted by silicified Cretaceous volcanic and sedimentary rocks with interlayered andesitic flows, tuffs, quartzites, conglomerates, limestones, and shales. The Lluvia de Oro area was discovered in 1899 and operated from 1903 to the late 1930s. An estimated 100,000 tonnes of ore with grades as high as 312 g/t Au and 850 g/t Ag are reported to have been produced from this district. Production from 1936 is also reported to have been some 1,065 tonnes at an average grade of 12.7 g/t Au and 106 g/t Ag. Mineral Resources of the Lluvia de Oro, Los Vazquez and La Patria deposits are reported to contain some 2.11 million tonnes at an average grade of 2 g/t Au and 23 g/t Ag (McMillan 1997 and CRM 1994).
- Cieneguita de Los Trejo deposit: This deposit is located at the outskirts of the village of Cieneguita. It was reported to contain some 1 million tonnes of Mineral Reserves at an average grade of 1.5 g/t Au and was mined by Glamis from 1997 to 2000 (Banda 2005 and McMillan 1997).

6.2 Property Geology

The Bolivar and other properties in the area are underlain by a 750 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about detailed geology of the area. Regional mapping by the CRM, however, suggests that approximately 60% to 70% of the area of the property is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes.

Based on outcrops and published information (Wilkerson et al., 1988), the sequence of the lithologic units present within the four properties is interpreted to be, from top to bottom, as follows:

- Yarbanis Formation (Ty): massive rhyolite ignimbrites.
- Casas Coloradas Formation (Tcc): Rhyolitic tuff and felsic flow breccia.
- Cinco de Mayo conglomerate (Tcc).
- El Arenal flow breccia (Tca): With purple porphyritic lithic fragments.
- San José flow breccia (Tsj): With olive green aphanitic lithic fragments.
- Las Tahonas granodiorite (Ktlt): Porphyritic with white orthoclase, milky and clear quartz, and biotite, intrudes Ktd and Ktp.
- Dolores Micro-quartz diorite: Sub-phaneritic to sub-aphanitic, with plagioclase, augite and biotite, intrudes Ktp.
- Pastrana dacite (Ktp): Includes three phases:
  - Phase I: With aphanitic olive green matrix.
  - Phase II: With aphanitic olive green matrix and augite phenocrysts.
  - Phase III: With aphanitic olive green matrix, augite and plagioclase phenocrysts.

Structural data from outcrops within the Bolivar Property, as well as from drill core, indicate that the dominant bedding orientation is the regional northwest striking and gently to moderately northeast dipping units of limestones, calc-silicate, and volcanic rocks. A number of outcrops clearly exhibit northeast trending tight folding, such as the one near the shaft at the Bolivar Mine. Recent field visits by Scott Wilson RPA also suggest that several northeast trending shear zones and other structures in the area are coincident with northeast trending gullies. Not all of these gullies, however, are shown on the topographic maps available to date.

Some generalized cross sections indicate the possible presence of other mineralized pods of skarn-type mineralization in the marble close to the Piedras Verdes granodiorite. Dia Bras has identified a number of targets which are situated along the postulated eastward extension of the Alta Ley mineralization (of the Rosario Trend) towards the La Increible Mine. These targets are covered by a 100 m to 200 m sequence of andesitic rocks. Based on results of a few holes drilled east of the Rosario Trend, Geostat is of the opinion that these are valid exploration targets.

6.2 Tectonic Setting

Tectonic movements accompanied by the extensive volcanism in the Sierra Madre Occidental system during the Late Cretaceous to Tertiary period formed the large volcanic belt in western Mexico. Magmatic activity during this period resulted in the formation of the LVS and UVS series in the Batopilas region. Andesitic to rhyolitic rocks deposited during this volcanic period are related to the base metal and gold mineralization in the Batopilas region. Ore emplacement is also related to the extensive northwest, northeast, and north-trending faults that created large block structures in the Batopilas region.

The area around Bolivar has undergone block faulting. Three major sets of faults are recognized. These are:

- North-northwest trending faults, such as the fault zone along the Rosario Trend.
- East-southeast trending faults, such as the Fernandez Trend near the Bolivar shaft.
- North trending faults, such as the Santa Maria Fault Zone.

7- Deposit Types

Since no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper deposits, skarn deposits to structurally controlled epithermal gold and silver mineralization. The types of deposits reported in the Batopilas District include:

- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite, and hematite. Pods of massive sphalerite, with lesser chalcopyrite, galena and pyrite, are associated with northeast trending structures which cut the main northwest trending El Sausal-Cieneguita Lineament, such as those at the Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.
- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.
- Porphyry-type copper mineralization: An area of approximately 5 km2, some 2 km southwest of Batopilas, exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.

Work carried out to date by Dia Bras and by earlier operators indicates that the Bolivar and other properties in the area are situated in geologic environments which host skarn-type gold-polymetallic deposits. Skarn-type metasomatism with diagnostic minerals, such as magnetite, garnet, epidote, actinolite, diopside, sphalerite and chalcopyrite, is present within altered limestones at the Bolivar Mine and the many outcrops of calc-silicates situated between the old La Increible Mine and the Bolivar Mine. Fine-grained disseminated pyrite also is associated with the rusty zone with abundant fracturing and garnet/epidote alteration (endoskarn) close to and along the road at the La Increible Mine within the Piedras Verdes mineral concession. These features suggest that the geologic model is hydrothermal gold-polymetallic sulphide (skarn) mineralization associated with calc-silicate layers (Stanton, 1972).

The skarn mineralogy at Bolivar is not well understood. There are three mineralogical types of skarn that are recognized in the area: epidote skarn, garnet skarn, and pyroxene skarn. Even though the spatial distribution, relative abundance, and paragenesis of each type are not yet determined, geological mapping and field observations in the area indicate that the type of skarn mineralization at Bolivar is of the calcic skarn type, as discussed further in the next section: Mineralization.

8- Mineralization

This part was adapted from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

8.1 Genetic Model

Skarn deposits are generally hosted within zones of exoskarn alteration with different shapes, which vary from stratiform to vein like to sharply discordant. "The amount of exoskarn developed ranges from narrow zones up to large envelopes that involved the generation of several cubic kilometres of skarn alteration. The associated mineralogy is often volumetrically small compared to the total size of the skarn" (Ray and Webster, 1991). Formation of the envelopes is an evolving, complex process, but the paragenetic stages are common to many calcic skarns, as follows:

- Magmatic intrusion into relatively cool host rocks leading to the production of an isochemical, contact metamorphic calc-silicate or biotite-rich hornfels.
- Infiltration of magmatic hydrothermal fluids into surrounding country rocks, resulting in multiple stages of metasomatic garnet-pyroxene±amphibole prograde skarn assemblages (envelope). The margins of the metasomatic envelope may pass out into a fine-grained pyroxene-rich hornfels-like rock or skarnoid.
- Retrograde alteration of the prograde skarn assemblages as the envelope cools. This results in the formation of lower temperature hydrous phases, such as chlorite, epidote, amphibole, and scapolite. Sometimes, this stage is associated with the introduction or redistribution of mineralization" (Ray and Webster, 1991).

Skarn deposits are distributed worldwide. The major skarns around the world are listed as:

- Iron skarns:
  - Calcic skarns (Tasu BC) and Peschansk (Russia)
  - Magnesian skarns (Eagle Mountain, California)
- Tungsten skarns:
  - Reduced tungsten skarns (Mactung, NWT)
  - Oxidized skarns (Osgood Mountains, Nevada)
  - Other skarns (Bonfim, Brazil)
- Copper skarns:
  - Associated with porphyry copper deposits (Twin Buttes, Arizona and Bingham, Utah)
  - Associated with barren stocks (Phoenix, BC)
- Zinc-lead skarns (Santa Eulalia, Mexico)
- Molybdenum skarns (Mount Tennyson, NSW, Australia)
- Tin skarns (Lost River, Alaska)
- Gold and silver skarns (Phoenix, BC, Carr Fork, Utah, McCoy, Nevada, etc.)

Most major iron, gold, tungsten, molybdenum and zinc skarns, and some copper skarns are found within Phanerozoic orogenic belts (Ray and Webster, 1991). Magnetite is the main ore mineral in iron skarns, while chalcopyrite, scheelite, molybdenite, and cassiterite are the principal economic minerals for copper, tungsten, molybdenite, and tin skarns, respectively. Zinc-lead skarns are characterized by sphalerite and galena (Ray and Webster, 1991).

The most common gangue sulphides are pyrite and pyrrhotite. The main gangue minerals in calcic skarns are pyroxene and garnet with subordinate and variable amounts of amphibole, carbonate, epidote, chlorite, and wollastonite. Garnets in skarn have a wide range of colour.

Copper Skarns

Most of the major copper skarns in the world are associated with granodiorite to quartz monzonite stocks emplaced in continental margin orogenic belts (Ray and Webster, 1991). Copper skarns are generally characterized by:

- An association with high to intermediate-level felsic porphyritic stocks.
- Proximity to stock contacts.
- High garnet-to-pyroxene ratios.
- Moderate to high sulphide content.
- Relatively oxidized mineral assemblages.

Zinc-Lead Skarns

Zinc-lead skarns are generally characterized by:

- An association with granodiorite to leucogranite stocks or breccia pipes.
- Deposits which formed near the margins of deeper level batholiths. These are generally smaller deposits.
- Deposits that tend to occur along structural or lithological contacts and may form at considerable distances from the source intrusions.
- Deposits which are sulphide-rich and pyroxene dominant (Ray and Webster, 1991). Many calcic zinc-lead skarns tend to be small (generally less than 3 million tonnes) but can grade up to 15% Zn and 10% Pb (Ray and Webster, 1991).

Iron Skarns

Iron skarns are generally of two types, either calcic skarns within island-arc assemblages or Cordilleran-type magnesian skarns developed within continental skarns, as noted above. In some calcic iron skarns, such as those of Vancouver and Texada Island, there is a stratigraphic control for the occurrence of iron; the stratigraphic top and bottom of the limestone are favourable host for skarn mineralization, where it is in contact with Jurassic gabbroic to granodioritic plutons. Magnetite is the main constituent in these skarns. In other types of skarn deposits, however, large amounts of by-product magnetite have also been produced (Ray and Webster, 1991).

8.2 Types of Mineralization

The sedimentary rocks of the Bolivar and the neighbouring properties have been affected by contact metasomatic alteration events. Limited mineralogical (thin section) work carried out by CRM and observations in the field show that the alteration assemblage within the calc-silicate rocks consists of green-brown garnet, epidote, diopside, plagioclase, magnetite, hematite, limonite, calcite and sulphide minerals, such as sphalerite, chalcopyrite, galena, bornite, and chalcocite. Secondary minerals of copper and zinc are commonly present as ubiquitous malachite staining (copper) along many cliffs and white powdery zones (zinc) at many old adits in the area.

Results of a mineralogical study (X-Ray Diffraction and polished section work) carried out by CRM are presented in Table 9-1. CRM used thin sections for the polarizing microscope under transmitted light and briquettes of crushed material from concentrate for ore microscopy with reflected light. This study shows that the major constituents of the mineralized material at Bolivar are sphalerite (>25%) and chalcopyrite (10% to 25%), with minor amounts (1% to 10%) of quartz. Trace amounts of galena, Kfeldspar, hematite, pyrite, smithsonite ($ZnCO_3$), and arsenopyrite are also reported.

RESULTS OF MINERALOGICAL STUDIES
Dia Bras Exploration Inc. – Bolivar Project, Mexico

Mineral /Chemical Formula	Composition
Sphalerite ZnS	Major (>25%)
Chalcopyrite $CuFeS_2$	Major (10% to 25%)
Quartz α- SiO_2	Minor (1% to 10%)
Galena PbS	Trace (0.1% to 1%)
K-Feldspar $KAlSi_3O_8$	Trace (0.1% to 1%)
Hematite Fe_2O_3	Trace (0.1% to 1%)
Pyrite FeS_2	Trace (0.1% to 1%)
Smithsonite $ZnCO_3$	Trace (0.1% to 1%)
Arsenopyrite $FeAsS$	Trace (0.1% to 1%)

Source: Poder Ejecutivo Federal, Consejo de Recursos Mine rales, Centro Experimental Chihuahua, 2004.
Note: Studies done by the X-Ray Diffraction (XRD) method, and by the use of polarizing microscopes under transmitted light as well as reflected light.

Table 2: Results of mineralurgical studies

The alteration assemblages at the Bolivar and other mineral properties in the area are associated with gold and polymetallic sulphide mineralizing events. Four events of mineralization are observed. These are:

- An early episode of polymetallic sulphide and gold mineralization: This is interpreted to be commonly present along the Rosario Trend. Massive zones of garnet and/or epidote and large patches (1 m x 5 m) of massive magnetite are associated with pods of sphalerite, chalcopyrite, galena, and pyrite. Typical drill hole intersections along this zone include:

  - 7.26% Cu, 38.8% Zn, 124.8 g/t Ag, and 0.59 g/t Au over 2.9 m in Hole DB04072.
  - 1.66% Cu, 4.92% Zn, 28.0 g/t Ag, and 0.1 g/t Au over 37 m in Hole DB04091.
  - 1.98% Cu and 0.45% Zn over 11 m in Hole DB05B124.
- A second episode of chloritization associated with the brecciated zones within the east-southeast trending structures, such as the Fernandez Structure. Trace amounts of disseminated pyrite and chalcopyrite are present in the breccias. These features are commonly observed in Drill Hole DB04061 with intersections of 3.6% Cu, 1.32% Zn, 250.5 g/t Ag, and 3.16 g/t Au over 9 m and 7.16% Cu, 21.9% Zn, 30.3 g/t Ag, and 0.06 g/t Au over 1 m.
- A third episode of gold mineralization associated with northeast trending fracture zones and veins within the Santa Maria Structure. These zones are, in general, 10 cm to <1 m wide and are typically associated with rusty outcrops of rhyolite containing limonitic pseudomorphs of pyrite.

A number of mineralized zones are present along the Rosario and Fernandez trends.

Skarn-type Cu-Zn-Ag-Au mineralization in the Bolivar area is structurally controlled and forms mineralized zones that are close to structures. It is possible that the mineralized zones occupy pre-existing fault structures and extensional openings formed during mineralization. The mineralized zones are dominant with calc-silicate minerals and variable quantities of quartz, calcite, and chlorite. Sphalerite and chalcopyrite are the predominant sulphides, commonly ranging from 10% to 30% (combined), with occasional massive sulphide zones. Minor amounts of disseminated pyrite are also present. In general, sulphides are medium to coarse-grained within the skarn zones, and are relatively uniformly distributed throughout the higher grade parts of the mineralized zones. The sulphides occur within the carbonate rocks, which they replace, a common feature in skarn-type mineralization (Park and MacDiarmid, 1964 and Ray and Webster, 1991).

8.3 Mineralized areas

Based on results of diamond drilling completed to date, there are at least sixty-two mineralized lenses at Bolivar. These lenses range from less than a metre up to 20 m in thickness, extend 25 m to 100 m along strike and up to 100 m in the vertical dimension. Geological interpretation of the mineralized zones on cross sections also indicates mineral zoning at Bolivar. Closer to the contact with the granodiorite intrusive, a relatively thicker copper-rich zone of mineralization, with low zinc values, appears to be prevalent. A narrower zone of similar copper-rich mineralization also occurs very close to the contact with the intrusive. Higher up the stratigraphic section, several lenses of zinc-copper mineralization are present. This type of zonal distribution of sulphides associated with skarn-type alteration assemblages of calc-silicates and iron-oxides are described at other mineral deposits in the Southwestern United States (Meyer and Hemley, 1967) and in other parts of the world (Ray and Webster, 1991).

Currently, there are at least eleven mineralized areas within the seventeen mineral concessions of the Bolivar project area. These are:

- Bolivar High Grade (Alta Ley) Zone
- Bolivar Zona Sur
- El Gallo

- Bolivar Noroeste (Northwest)
- La Increible
- La Pequeña
- San José de Piñal
- La Montura
- La Narizona/El Val
- Central Area
- Breccia

These mineralized zones are hosted within two main structural zones: the El Val – La Pequeña Structure and the San José del Pinal type vein structures. The El Val-La Pequeña Structures includes the Rosario, Fernandez and Brecha Linda trends.

8.3.1 Rosario Trend

The Rosario mineralized system is approximately 350 m long, with varying width from less than one metre to eight metres. It forms part of the El Val-La Pequeña Structure. Individual ore shoots within the lenses range from 20 m to 50 m long horizontally, and from 20 m to 50 m vertically. Strike orientations are generally north-northwest, and dips are from 20° to 40° to the northeast. All economic copper and zinc mineralization discovered and mined to date lies within 300 m of surface. Post-mineral faults locally disrupt and offset the mineralized zones.

The Rosario Trend is situated along the right flank of a northwest trending valley, which is part of the El Sausal-Cieneguita Lineament. Detailed cross sections and level plans of the Bolivar Mine area are discussed under a separate section of Mineral Resources. Near the shaft of the Bolivar Mine, the area exhibits typical skarn-related zinc and copper mineralization. Currently, there are at least thirty-three semi-massive to massive sulphide mineralized lenses recognized within this structure. From northwest to southeast, these are:

- Brecha Linda Oeste: twelve lenses.
- Brecha Linda Este: ten lenses.
- San Francisco: four lenses
- Bolivar Sur/El Gallo: six lenses.
- Magnetic skarn: one lens.

In addition to the above, at least fourteen mineralized lenses are recognized at the Bolivar Noroeste zone, situated from 100 m to 300 m north of the Bolivar shaft.

8.3.2 Fernandez Mineralized Structure

The Fernandez structure trends east-southeast and hosts the mostly gently dipping Fernandez Titanic and Selena lenses. It is situated just east of the Bolivar shaft and has been partly developed by eight sublevels. These are sublevels 835, 845, 848, 861, 854, 869, 870, and 906. Sulphide mineralization is confined to a 25 m wide structure, which has been traced some 100 m along strike in silicified limestones and andesitic rocks and that extends approximately 100 m in the vertical dimension. Recent diamond drilling has intersected this structure, with mineralization ranging from 7.16% Cu, 21.9% Zn, 30.3 g/t Ag and 0.06 g/t Au over 1 m to 3.6% Cu, 1.32% Zn, 250.5 g/t Ag and 2.16 g/t Au over 9 m in Drill Hole DB04B061. Recent drilling also suggests that this mineralized structure may extend further to the southeast, towards La Increible deposit. Dia Bras plans to test this target area by drilling.

8.3.3 Brecha Linda Structure

Mineralized lenses of the Brecha Linda Structure are oriented in north-northeast direction, but define an east-southeast-west-northwest trend, similar to the Fernandez Trend.

8.3.4 El Val – La Pequeña and La Narizona Structures

The mineralized zones within the El Val-La Pequeña and La Narizona structures are readily seen from the air and are situated along the cliffs with malachite staining as well as at relatively more resistant calc-silicate outcrops with abundant garnet, epidote and magnetite, which intermittently extend for more than 6 km along strike but may have limited (20 m to 30 m) lateral extent. From northwest to southeast, these are:

- La Increible Mine: This prospect is situated approximately 500 m east of the hill that hosts the Bolivar deposit. Mineralization consists of at least twelve small pods of massive sulphides (sphalerite and chalcopyrite) within an east trending, 1 m to 2.5 m thick zone, hosted by grey massive limestone, which extends up to 100 m in an easterly direction, where it is cut by the La Pequeña Fault. Previous development work at La Increible consists of an adit and minor old underground workings, including two small stopes. Outside the adit and along the gravel road, there is extensive pyritization within the altered granitic rocks. Typical endoskarn-type alteration includes epidotization, silicification and magnetite with associated pyritization. Pyrite is present as fine to medium-grained disseminations, as well as fracture coating material. This zone of pyritic material continues for about 700 m along the gravel road.
- El Val Medio: At this locality, the El Val Structure consists of an up to 50 m wide skarn zone at the contact between limestones and andesites. The mineralized zone is 1.5 m to 5 m wide, has a moderate dip to the northeast, and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite, with conspicuous malachite staining.
- La Pequeña: This area is situated some 1,300 m east of the old La Increible adit. Mineralization is similar to, but narrower than that at El Val Medio. At this locality, the mineralized zone is 0.5 m to 1 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite. Results of recent chip sampling by Dia Bras include grades ranging from 0.01% Cu, 0.41% Zn, 0.03% Pb, 15 ppb Au and 5 g/t Ag to 2.22% Cu, 25.6% Zn, 0.22% Pb, 120 ppb Au, and 152 g/t Ag.
- El Val: This area comprises the southeastern part of the El Val Structure and consists of a northeast dipping skarn zone up to 200 m wide. The skarn is cut by narrow north trending felsic dikes and, at its lower contact, is grey, fine-grained, with almost hypidiomorphic texture (endoskarn). Sulphide mineralization at El Val occurs near the contacts with felsic dikes, within alteration/mineralization haloes 10 m to 20 m wide. The sulphides occur as small pods within the haloes.

8.3.5 San José Type Veins

The style of sulphide mineralization at the old San José del Pinal mine is different from the Bolivar or Valenzuela areas. At least five massive sulphide veins have been discovered within tuffaceous rocks. These are:

- Veins 1 and 2: These veins, trending northeast (N50°E to N60°E) and dipping moderately to the northwest (55° to 65°), are the most prominent ones and consist of almost exclusively galena with minor sphalerite. The San José de Pilar Mine contains at least two adits with old underground workings. Previous underground development indicates that these veins vary in thickness. Recent sampling and drilling results by Dia Bras, however, were not encouraging.
- Other veins: These veins are west-northwest trending and moderately to steeply southwest dipping (60° to 82°). One north trending vein is also reported.
- Mezquital Prospect: This area is situated south of the San José Prospect and contains similar malachite stained outcrops as those at the Bolivar Mine and the La Increible prospect. Results of recent chip sampling by Dia Bras, however, indicate low grades ranging from 0.04% Cu, 0.03% Zn, 0.01% Pb, 35 ppb Au and 5 g/t Ag to 0.31% Cu, 0.22% Zn, 0.09% Pb, 1,680 ppb Au and 13 g/t Ag.

During the past three years, Dia Bras has tested many of the above target areas. Currently, exploration work is discontinued on these veins.

9- Exploration

The current exploration program at Bolivar consists of surface drilling, underground drilling, and underground sampling and development of previously known and recently discovered mineralized areas. Dia Bras has an exploration team of Mexican geologists, technicians, and support personnel located at the Cieneguita camp. This team is directly responsible for the exploration programs within the mineral concessions. Diamond drilling services for the current exploration program is provided by Dia Bras crews. Outside services, particularly for topographic surveys and certain geological specialties, are contracted to independent consultants as required.


BOLIVAR
ALTA LEY
EL GALLO
EL VAL

Figure 5: Different location of drilled discoveries

Diabras Mexicana did all the following works.

2003

Dia Bras drilled in the El Gallo area.

2004

Dia Bras drilled in the El Gallo and La Montura area. Dia Bras completed some regional prospecting, reconnaissance and sampling surveys.

2005

Dia Bras drilled, acheived regional geology and sampling survey. The pilot mining started at the Bolivar mine.

2006

Detailed Geological Survey

Dia Bras detailed geology in the Bolivar and Bolivar South areas. Dia Bras did some prospection in other mineralized areas present to the south. These were surveyed. The detailed geology is accompanied by rock geochemical survey.

Diamond Drilling

Underground core drilling was done in the Bolivar mine and surface drilling was realized in different areas of the project.

Pilot Mining

The mining extraction was mainly concentrated in the Becha Linda area.

2007

Detail Geological Survey

Detail geology was achieved in the Gallo and In the Increible zones. Somme local preliminary geology to support the drilling was done on the 4 others mineralized areas present to the south.

Cored Diamond Drilling

A total of 123 holes totalizing 25,270m of core was realized using two underground drills in the Bolivar mine and four surface drills in different areas of the project.

Pilot Mining

The mining extraction was mainly concentrated in the Titanic - Selena area on and under level 6.

10- Drilling

From December 2003 to the present, Dia Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed more than 66,340 m in 370 holes. Most of the drilling, some 25,413 m in 218 holes, was completed in the area of the Bolivar Mine. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 onwards, however, diamond drilling is carried out by Dia Bras personnel. For the initial approximately 10 m of the holes, HQ core is recovered. Thereafter, the holes are reduced to recover NQ core. The entire core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program is to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined polymetallic sulphide mineralization.

The procedures used during the diamond drilling programs are as follows:

- Holes are drilled to produce HQ or NQ-sized core.
- The collar locations of all drill holes are surveyed using Geographic Positioning System (GPS) and marked in the field with azimuth and inclination of each hole.
- Lithologic logging is done on drill core and geotechnical observations are made by company's geologists. This includes marking lithologic contacts, descriptive geology, core angles, core diameter, percentage of core recovery record, true thickness calculations, and graphic log depicting all down-hole data including assay values. All information is recorded on handwritten logs. Currently, key information is summarized in a digital database.
- Systematic measurements of Rock Quality Designation (RQD) are also included as part of the drill hole logging.

Exploration drilling in 2004 and 2005 discovered a new copper zone situated at the southern end of the Rosario Trend, which is called the Bolivar Sur/El Gallo area. This new zone contains extensive areas of skarn-type alteration, commonly with magnetite rich zones. These features indicate exploration potential for hidden high-grade skarntype Cu-Zn mineralization. Recent drilling is focused to better outline the copper mineralization in this area and to discover new mineral deposits to the south. The most recent drilling was successful in the El Gallo area.

11- Sampling Method and Approach

Materials sampled for regular assays and for resource estimation for the Bolivar Mine area include diamond drill core and underground workings. Drill core size is NQ for surface holes. Drill core recovery at Bolivar is generally very good. All samples are collected by, or under the supervision of, a geologist.

The methodology of sampling of the drill core, underground openings or surface material is described below:

- For diamond drill holes, mineralized drill core intervals to be sampled are identified and marked by the geologist. Sample lengths are generally one metre. Visual indicators of the intervals to be sampled include skarn zones, and sulphidized/altered zones established for the Bolivar area by Dia Bras geologists. Sample intervals are selected based on changes in mineralization style, and are normally extended for two metres into unmineralized rock. Marked sample intervals are split in half using a hydraulic core cutter. A technician collects a continuous sample of the split core (Carlos P., 2005).
- Underground sampling includes:
    - Muck sampling: Samples are taken for each round of advance, giving a sample spacing of approximately 2.4 m along the strike of the mineralization. The complete width of the development drift is sampled. Sampling is done by "drawing" a square grid of 0.5 m to the side and collecting a hand specimen at the corners of the grid.
    - Panel sampling: Underground workings that expose mineralized zones are routinely sampled by taking continuous chip samples at waist height, perpendicular to contacts of mineralization. A sample is normally taken for each metre of the width of mineralization, and sample lengths may vary depending on the width of the mineralization and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist.
- Materials sampled as part of ongoing exploration activities also include rock outcrops. Exploration samples of rock outcrops are normally taken as discontinuous chip samples. These exploration samples are used to detect the presence of base metals for target identification.

12- Sample Preparation, Analyses and Security

12.1 Sample Preparation And Assays

Rock and core samples are sent to Chemex Laboratories (Chemex) in Mississauga, Ontario, for assays. At Chemex, samples are crushed, pulverized, and assayed for copper, zinc, silver and gold (Banda, 2005). Assays are done using different assaying techniques, as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Cu and Zn: using Atomic Absorption Spectroscopy (AAS) method.

Assay results are sent by e-mail, as well as hard copy, and results are checked for any discrepancies.

12.2 Assay Quality Assurance And Quality Control

The quality assurance procedures and assay protocols are as follows:

- Samples are handled only by Dia Bras authorized personnel. Samples from the test mining operation (underground sampling) and of drill core are sent by the Project Geologist to Chemex.
- All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded Cieneguita exploration camp by authorized personnel. Within 48 hours, the material core intervals (e.g., potentially mineralized intervals) are logged and sampled, and the samples are sent to Chemex.
- Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and validated against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

Sample preparation and assays are carried out at Chemex. Details of the sample preparation and assaying procedures at Chemex are provided. Geostat notes that the procedures used at this laboratory, including the reagents and apparatus used for the assays, are similar to those used at many commercial laboratories in Canada. In particular, they include:

- Crushing the split sample to 10 mesh and grinding it to 200 mesh.
- Gold assays carried out on 29.2 g (1 assay-ton) sub-samples, including:
    - Cupelling after adding soda at 650° C.
    - Determination of the gold and silver content by gravimetric finish.
- Copper and zinc assays are carried out by the AAS method.

12.3 Sample Security

The procedures for sample security include a close monitoring of custody of samples at the Cieneguita camp, which has an armed guard at the gate. Only authorized personnel, such as Project Manager, Project Geologist, and Technician are allowed to handle the drill core. Furthermore, all personnel are asked to register when entering and leaving the camp.

12.4 Data Entry

Assay results are sent by Chemex in digital format. Upon receipt of the results, Dia Bras staff classifies them into three groups, namely:

- High-grade (Alta Ley) samples containing massive sulphides, within a range of 30% to 65% sulphides.
- Medium-grade (Mediana Ley) samples containing semi-massive sulphides, within a range of 15% to 30% sulphides.
- Low grade (Baja Ley) samples containing disseminated sulphides in the range from trace to 15% sulphides.

The assay data are then entered into the central database by a Dia Bras geologist at the Cieneguita exploration camp, and a copy is sent to the Chihuahua office. The procedures for further data processing and interpretation are as follows:

- A hard copy of the assay results is prepared and transferred (glued) onto the cross sections depicting the trace of the drill holes.
- Mineralized intersections are coded as to the grade classification and their stratigraphic location with respect to the assemblage of the mineralized zones within the Rosario, Fernandez or other structures.

The sampling used for the data verification (item 16) was taken by the author of this report and sealed until it reached the Geostat offices. Then it was sent by courier to Activation Laboratories Ltd., 1336 Sandhill Drive, Ancaster, ON, L9G 4V5 Canada, where it was analysed.

13- Data Verification

13.1 Data Verification by Dia Bras

During the drilling campaigns initial data verification is carried out by Mr. Jorge Hinostroza, Database Manager, at the Cieneguita exploration camp, who is also responsible for verification of exploration data from other Dia Bras exploration projects. Further data verification and quality control is done by Mr. Jacques Marchand, a Dia Bras internal consultant, who is a Qualified Person in accordance with National Instrument 43-101. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by Mr. Marchand each time there is an update of the drill hole database.

In 2007, Geostat noted a number of discrepancies regarding the collar co-ordinates and elevations of drill holes. Since then, Geostat's software "Geobase" along with "SectCad" were bought by Dia Bras. In 2007, Geostat suggested that these tools be used dayly in order to help with the verification of the data. These softwares are now used both at the mine site and at offices for verification of the data. Data integrity has improved.

13.2 Check Assays

Check assays and quality control-quality assurance (QA/QC) procedures are followed at the Chemex laboratory. These include routine internal check assays by Chemex, as well as duplicate sampling by Dia Bras. These results show that:

• The copper and zinc assays are within ±10% of the expected values.
• The majority of the gold and silver assays of the standards (both high-grade standards as well as low-grade standards) are within one standard deviation ($\pm 1\sigma$) of the mean.

Dia Bras plans to conduct check assays independently at another commercial laboratory. For the current database, however, Dia Bras has not requested routine check assaying of standards or blanks. Instead, Dia Bras geologists have collected duplicate samples after every 10th sample and sent them to Chemex. For quality control Geostat recommends that Dia Bras personnel insert control samples of "blank" and "standards" with each batch of regular samples sent to the laboratory. The blank samples, which may be country rock with no precious metal values, may be inserted after the 10th, 32nd, 54th, etc., sample and the standard samples, of known concentration, say 10 g/t Au, may be inserted after the 21st, 43rd, 65th, etc., sample.

This procedure provides a preliminary check on the gold concentration of the 10% of the sample population. The blank samples would resemble regular drill core material. The standard samples, however, are easily recognized because they are smaller in quantity and are already pulverized. This procedure (controls-within-batch) allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the batch can then be rerun.

13.3 Independent sampling by Geostat

Results: Correlations for Cu and Zn is good and since the project is mainly Cu and Zn, this is very ancouraging since the project is mainly Cu and Zn. Correlation for Au is acceptable and quantity of Au found is equivalent. Correlation for Ag is not good but average quantity of Ag actually found by Activation lab is about 10% more then found in Dia Bras database.

13.3.1 Details

This type of verification had already been done in the report by Agnerian, H. 2005 "Technical Report on the Bolivar Cu-Zn Project, Mexico: Report by Scott Wilson RPA for Dia Bras Explorations Inc., October 25, 2005". This report can be found on Sedar (www.sedar.com). The verification proved adequate using 7 samples. This verification should still be done soon.

Data verification on this project's recent works is adequate since the database showed a very good quality. The author of this report reviewed the core of some good intervals and 30 samples were taken in the richest zones of the most interesting holes.

The 30 samples were sent to: Activation Laboratories Ltd., 1336 Sandhill Drive, Ancaster, ON, L9G 4V5 Canada

Analyte Symbol	Cu	Zn	Au	Ag	Pb	Fe
Unit Symbol	%	%	ppb	ppm	%	%
Detection Limit	0.005	0.01	5	0.05	0.01	0.05
Analysis Method	FUS-Na2O2	FUS-Na2O2	FA-AA	TD-MS	FUS-Na2O2	FUS-Na2O2
163825	5.63	27.5	70	22.1	0.01	8.44
163826	7.3	36.4	590	> 100	0.01	7.3
163827	8.28	34.2	170	> 100	0.09	8.43
163828	4.87	44.6	80	26.1	0.01	6.21
163829	6.19	44.4	90	25.2	0.03	7.07
163830	4.33	22	40	12	0.01	7.53
163831	5.68	32.8	150	68.9	0.03	6.77
163832	0.835	35	50	4.37	0.03	6.83
163833	4.26	48.2	80	24.3	0.04	5.31
163834	5.71	29.4	101	19	0.03	9.38
163835	5.39	45.5	880	> 100	0.2	6.04
163836	4.26	46.1	120	27.8	< 0.01	6.96
163837	1.79	22.9	80	23.4	0.02	5.75
163838	12.4	7.8	120	75.8	0.24	16.4
163840	6.61	16.2	63	53.5	0.08	15.5
163841	0.129	0.38	120	15.7	0.07	13.9
163842	1.44	6.51	140	30.5	0.09	15
163843	3.16	29.8	70	12.3	< 0.01	5.28
163844	2.83	33.6	60	10.6	< 0.01	7.01
163845	2.69	26.7	60	11.5	< 0.01	6.21
163846	3.9	35.3	80	18.9	< 0.01	5.91
163847	5.87	40.3	550	91.1	0.02	7.39
163848	4.88	32.4	90	28	0.08	7.46
163849	4.25	39.2	60	22	0.01	5.19
163850	1.21	43.4	50	18.4	0.02	4.93
163851	1.18	43	50	15.9	0.02	5.12
163852	1.26	44.7	60	19.2	< 0.01	5.33
163853	0.478	37.6	80	17.2	0.01	6.53
163854	0.74	36.3	70	8	< 0.01	6.98
163855	4.68	43	80	18.1	< 0.01	6.11

Table 3: Results of independent sampling

The highlighted value corresponds to the anomalous sample 736920 from Dia Bras database.

	Cu	Zn	Au	Ag	Pb	Fe
Count+	12	12	8	12	13	1
Count-	18	18	21	15	17	29
CountOK	0	0	0	3	0	0
Signtest	0.362	0.362	0.0241	0.711	0.585	0.0001

Table 4: Results of the sign test

The sign test shows that Cu, Zn, Ag and Pb cannot be tagged as biased by the sign test.

The sign test shows that the Fe and Au are different when assayed at Chemex or at Activation Laboratories. Average quantity of Au actually seems well estimated but slightly more variability is shown in the Chemex data.

The following figures with correlations show that Au has an acceptable correlation (R^2=0.75) between Chemex and Activation Laboratories. Not having better correlation was predictable since Au is very often variable.

The following figures with correlations show that Fe has poor correlation between Chemex and Activation Laboratories, this is not crucial since Fe is assayed for rock characterization and not for resource estimation.


Correlation for Cu
y = 0.8877x + 0.2653
R² = 0.8919
0
2
4
6
8
10
12
14

Figure 6: Correlation of independent samples for Cu


Correlation for Zn
y = 0.8844x + 2.893
R² = 0.8656
0
5
10
15
20
25
30
35
40
45
50

Figure 7: Correlation of independent samples for Zn


Correlation for Au including aberrant datapoint
Aberrant Datapoint
y = 4.0365x - 0.1962
R² = 0.2973
0
1
2
3
4
5
6
7
8

Figure 8: Correlation of independent samples for Au (with aberrant value)

The sample number 736920 (Hole DB07BM067 from 12.5m to 13.5m) with Au = 7.7 g/t gave 0.59 g/t at Activation Lab. This is a typical typing error. The capping prevents an overestimation by more then about 10%.


Correlation for Au with aberrant datapoint removed
y = 0.9379x + 0.0064
R² = 0.7541
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1

Figure 9: Correlation of independent samples for Au (aberrant value removed)


Correlation for Ag
y = 0.5456x + 9.3136
R² = 0.6838
0
10
20
30
40
50
60
70
80
90
100

Figure 10: Correlation of independent samples for Ag


Correlation for Pb
0.25
0.2
0.15
0.1
0.05
0
0
0.05
0.1
0.15
0.2
0.25
y = 0.34x + 0.0145
R² = 0.3929

Figure 11: Correlation of independent samples for Pb


Correlation for Fe including aberrant datapoint
16
14
12
10
8
6
4
2
0
0
2
4
6
8
10
12
14
16
y = 0.2062x + 3.7215
R² = 0.0974
Aberrant Datapoint

Figure 12: Correlation of independent samples for Fe (with aberrant value)


Correlation for Fe with aberrant datapoint removed
y = 0.7107x + 0.5037
R^2 = 0.7232
0
2
4
6
8
10
12
14

Figure 13: Correlation of independent samples for Fe (aberrant value removed)

Sulphides were visible as shown in the next pictures.


BARRENO No
DE
Mts.
CAJA No

Figure 14: Picture 1 and 2 of sampled diamond drill hole core by the author


BARRENO No. BM 66 DE
CAJA No. A

Figure 15: Picture 3 and 4 of sampled diamond drill hole core by the author


BARRENO No. BM 66 DE Mts.
CAJA No. 1 A Mts.

Figure 16: Picture 5 and 6 of sampled diamond drill hole core by the author


BARRENO No. DE Mts.
CAJA No.

Figure 17: Picture 7 and 8 of sampled diamond drill hole core by the author

14- Adjacent Properties

There are a number of adjacent properties, as defined by NI 43-101, situated around the Bolivar Mine. These include:

- Tyler Resources Inc. (Tyler): The Bahuerachi Project, located south of the Bolivar Property, has been explored intermittently by Tyler since 1993 when it was first acquired as a potential heap-leachable near-surface copper oxide deposit. The deposit is hosted by a porphyry complex and the 200 m to 700 m wide mineralization has been outlined over a strike length of some 4,000 m. Three related but distinct domains of mineralization have been recognized within the area described as the main porphyry complex. The first domain consists of low grade copper mineralization in an enriched oxide blanket within the volcanic and sedimentary rocks hosting the main intrusive complex. The second style of mineralization consists of extensive, high grade breccia and skarn complexes that occur within and on the edges of the main porphyry. The third type of mineralization consists of the low grade stockwork-type mineralization within the intrusive porphyry itself. The total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and Indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver (Tyler Resources Inc. Press Release of September 27, 2007).
- Exmin Resources Ltd. (Exmin): This company has many properties in the Urique area. (The following information comes from the Exmin website.)
    - The Urique Project consists of 11 concessions covering 28,880 hectares in the Sierra Madre gold belt of northern Mexico. The Urique Project covers or surrounds seven mineralized areas with past mining activity. Each of these areas is related to large mineralized hydrothermal systems that have the potential to host bulk mineable resources. The Urique Project is located immediately north of Glamis/Goldcorp's property (10 km north of Glamis/Goldcorp's El Sauzal mine), and extends 40 kilometers to the north where it borders the Monterde property (Kimber Resources). The El Sauzal mine entered production in 2004 and was scheduled to produce 170,000 ounces in 2005. As of Dec. 31, 2005, the mine had proven and probable reserves of 15,821,000 tonnes grading 3.29 g/t gold (for a total of 1,673,000 ounces) and measured and indicated resources of 20,529,000 tonnes grading 2.73 g/t gold (for a total of 1,802,000 ounces). In early 2007, Exmin completed the exploration work necessary to define drill targets at the Cerro Colorado target and confirmed the Company's interpretation of a large scale structure with gold and silver mineralization over a 2.5 kilometer strike length.
    - The Reyna de Oro project lies within an intensely mineralized region containing several new mines and exploration projects, including El Sauzal (Glamis/Goldcorp), Cieneguita (Sunburst Mining), Piedras Verdes (Dia Bras), and Bahuerachi (Tyler Resources). Past mining at Reyna de Oro is witnessed by numerous small mines and pits, the presence of several oil rustic mills (taunas), and the foundation of a small modern mill.

Mineralization at the Reyna de Oro mine is hosted by lower Tertiary volcanic rocks, and is controlled by stratigraphic and structural features. Surface and underground sampling by several groups over the last 15 years defined a 300-meter by 50-meter thick body of gold mineralization with grades of 1-30 g/tonne Au, averaging 2-4 g/tonne.

- Exmin acquired two concessions that cover the La Guitarra gold prospect, consisting of 52 hectares, in the Temoris region of western Chihuahua state, Mexico. These concessions are located about 20 kilometres west of Exmin's 100% owned Reyna de Oro Project, and 30 kilometres southeast of the Palmarejo district (Palmarejo Gold) and the San Miguel property (Paramount Gold), and are inside of Paramount's Andrea concession.
- Exmin staked a district scale concession in the Batopilas Mining district of western Chihuahua. The concession, Huimayvo, covers approximately 44,700 hectares and completely surrounds the Batopilas camp, currently being explored by MAG Silver Corp., and covers several large scale exploration targets at Satevo, Corralitos, La Verde, and Cerro Colorado. Several mineralized areas are present in the Batopilas district and surrounding areas. Exmin's concessions surround the Batopilas silver Camp, and partly cover the La Verde-Tres Hermanos, Corralitos, Satevo and Cerro Colorado mineralized areas.

15- Mineral Processing and Metallurgical Testing

15.1 Present Conditions of the pilot mining

The Bolivar ore is hauled to the Malpaso mill situated some 270 km by road from the mine. The mill is a nominal 300 tonnes per day conventional flotation plant producing copper and zinc concentrates.

Part of the ore (± 200 tones per day) is hauled mainly by 6-wheel trucks from the Bolivar mine area to a railroad siding situated at the village of Bahuichivo approximately 54 km away. The ore is then transferred by a front-end loader into railroad gondolas and transported on a distance of some 216 km to a station close to the Malpaso plant. From there the ore is retrieved from the gondolas, hauled and dumped in the jaw crusher feeder hopper or stockpiled nearby. The railway siding is situated across the highway from the Malpaso plant.

The other part of the ore (± 100 tpd) is also hauled from the mine by 6-wheeler trucks to an area by the town of San Rafael some 80 km from the mine site where it is dumped on the ground to be reloaded in semi-trailer trucks. This has to be so to accommodate local truck transportation trade unions.

The crushing plant hopper is fitted with a stationary grizzly to avoid oversize rocks falling in the jaw crusher. From the primary crusher, the ore is conveyed to a standard cone crusher that produces a minus 3/8 product. The cone crusher product is conveyed to a ball mill that in turn feeds the flotation circuits. The first circuit floats the copper mineral while depressing the zinc one. After two stages of cleaning, final copper concentrate is produced. The second circuit which is fed from the copper circuit tailings reactivates the zinc mineral to produce, after also two stages of cleaning, the zinc concentrate. Both concentrates are then pumped into separate thickeners. Thickeners underflows are pumped and filtered in disc filters and then, in the case of the copper concentrate, reports by gravity to the copper concentrate warehouse for shipment to the smelter.

The zinc concentrate is being store in the zinc concentrate warehouse. From there, the zinc concentrate is trucked to the port of Manzanillo.

Quantity and quality of the mineral mined is representative of the high grade ore present in the US in the mine area Rosario, Fernandez, Brecha Linda, Bolivar Sur and El Gallo areas.

Details are filed in the preliminary economic assessment (PEA) NI43-101 technical report dated November 9th 2007 by Geostat. The PEA is available on Sedar www.sedar.com.

16- Mineral Resource and Mineral Reserve Estimates

16.1 Definitions

The classification of Mineral Resources and Mineral Reserves used in this report relies with the definitions provided in National Instrument 43-101, which came into effect on February 1, 2001. We further confirm that we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

1- **Mineral Resource**
Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.*The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.*

2- **Inferred Mineral Resource**
An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

3- **Indicated Mineral Resource**
An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of

technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

4- **Measured Mineral Resource**

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

5- **Mineral Reserve**

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term 'Mineral Reserve' need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

16.2 Database Used

The database used for the resources calculation contains 370 complete drill holes with 11,270 samples and 7,413 lithologies (all levels included).

For this 2008 update, the drill holes used are the ones finished on the 31st of December 2007. These are DB07BM135 for underground holes and up to DB07B232 for surface holes.

The panel samples taken on stope walls underground were not used since their location were not available at the time of the report.

Total drilled length: 66,341.01m
Sampled length: 12,053.28m
Cu available: 11,674.10m
Zn available: 11,674.10m
Au available: 11,450.04m
Ag available: 11,674.10m
Pb available: 11,432.84m
Fe available: 5,619.66m

16.3 Metal prices used for calculating the Copper equivalent

In order to calculate a Copper equivalent from Copper, Zinc, Silver and Gold, we have used the following prices for the 2007 PEA and this 2008 resource update:

Metal	Unit	Price (US$)
Cu	Pound (lb)	2$
Zn	Pound (lb)	1$
Ag	Troy once (oz)	10$
Au	Troy once (oz)	500$

Table 5: Prices of Cu – Zn – Ag – Au used to calculate Cu equivalent

The formula is then %Cueq=%Cu+0.5*%Zn+0.33*Au(g/t)+0.0066*Ag(g/t).

16.4 Specific gravity

In the database, 448 specific gravity measurements were available. 323 specific gravity measurement fitted with the chemical assays taken on samples. Of the 323, 198 were in the Upper Skarn (US), 55 were in the Lower Skarn (LS), 70 were out of LS or US. The specific gravity was then averaged properly.

We found a specific gravity of 3.52 t/m^3 for the US, 3.27 t/m^3 for the LS and 3.20 t/m^3 outside.

16.5 Geological Interpretation and Modelling

In order to make the best possible interpretation, the paper sections from Banda were all looked at duraing all the modeling procedure.

The geological interpretation has been done using the SectCad software from Geostat. Sections available on paper were first computerized following the up to date drill hole database information.

16.5.1 The Upper Skarn (US)

For the Upper Skarn, the interpretation of 2007 was revised. Parts that appeared to be mined were removed. The new 3D mine openings model and also digitized geology sections showing openings helped us.

In order to make the geological model of the upper skarn, special sections have been made. Because the drilling in the upper skarn is not always methodical, the 3D interpretation was sometimes more difficult to build.

The part of the block model called bl3 (Brecha Linda 3) actually appears to be part of San Angel on new sections and was all mined. The part of the block model called bl2 (Brecha Linda 2) appears to be all mined. Some Rosario and Selena stopes had to be modeled from geological sections in order to be able to remove these portions from the 2007 block model. The blocks of Titanic of elevation 1801.25mZ and above appear to be all mined. The blocks of Titanic from elevation 1783.75 to 1786.25mZ appear to be mined also.

These blocks were all removed in the 2008 block model used for the resources calculation.

Resource Estimation and classification

The estimation was done using 2 different methods. Some simple volumes (extruded polygons) were directly given the average grades of intercepts. The more complicated volumes were calculated using block model estimation methods. Part of the US was estimated using extruded polygons and part of the US was estimated by block modelling.

Extruded Polygons of the Upper Skarn

55 extruded polygons intercepted by 1 drill hole were counted with the average grades found in intercepts. The volume of mineral is the volume of the extruded polygon. The density is 3.52 t/m^3 since it is Upper Skarn. 28 extruded polygons intercepted by 2 drill holes were calculated the same way. 3 extruded polygons intercepted by 3 drill holes were calculated the same way. One extruded polygons intercepted by 6 drill holes were calculated the same way.

These extruded polygons are named after the section on which it appears. The classification of these resources is according to the number of holes intersecting them and the area it is located in. Depending on the knowledge of the area (higher confidence if parts have been mined underground), the ration (Measured, Indicated, Inferred) is different (See 16.1 – definitions for Measured, Indicated and Inferred Resources). For example, in the Bolivar Sur area, two extruded polygons are pierced by single holes, the ratio given is (10%, 20%, 70%). An other example, in the Brecha Linda area, extruded polygons pierced by single holes are given the ratio (15%, 40%, 45%). The list of these polygons is presented in the next table.

Block Name	Block Tag	Nb ddh	Measured	Indicated	Inferred	Thick	Area	Volume	Sp Grav	Tonnage	Cu	Zn	Au	Ag	Pb	Fe	CuEq
US-9450-1	Bolivar Sur	1	0.1	0.2	0.7	12	24	288	3.52	1014	0.987	4.185	0.145	24.75	0.017	0	3.291
US-9575-1	Bolivar Sur	1	0.1	0.2	0.7	10	19	188	3.52	660	0.864	5.56	0.169	18.7	0.007	0	3.824
US-9712.5-3	Brecha Linda	1	0.15	0.4	0.45	12	24	288	3.52	1014	1.641	19.105	0.896	115.327	0.013	0	12.25
US-9712.5-4	Brecha Linda	1	0.15	0.4	0.45	10	32	316	3.52	1112	0.361	15.42	0.018	8.09	0.009	0	8.13
US-9812.5-4	Brecha Linda	1	0.15	0.4	0.45	9	18	162	3.52	571	1.331	8.13	0.506	148.942	0.016	0	6.546
US-9850-4	Brecha Linda	1	0.15	0.4	0.45	16	28	447	3.52	1573	3.152	3.3	0.043	42.25	0.046	0	5.095
US-BX-L-8-9850-1	Brecha Linda	1	0.15	0.4	0.45	10	47	468	3.52	1648	0.49	8.743	0.021	3.7	0.003	11.94	4.893
US-BX-L-7-9850-1	Brecha Linda	1	0.15	0.4	0.45	10	153	1527	3.52	5374	1.77	4.915	0.045	26.714	0.081	0	4.418
US-BX-L-6-9850-2	Brecha Linda	1	0.15	0.4	0.45	18	47	838	3.52	2950	4.562	1.375	0.084	34.75	0.003	0	5.507
US-BX-L-2-9850-1	Brecha Linda	1	0.15	0.4	0.45	7	27	186	3.52	656	2.717	8.618	0.026	20.584	0.028	4.004	7.17
US-9850-2	Brecha Linda	1	0.15	0.4	0.45	16	40	641	3.52	2255	3.102	0.005	0.535	19.567	0.003	0	3.41
US-9700-1	Brecha Linda	1	0.15	0.4	0.45	12	36	433	3.52	1525	0.996	4.048	0.563	55.55	0.002	3.123	3.573
US-9700-2	Brecha Linda	1	0.15	0.4	0.45	10	22	216	3.52	762	4.065	19.175	0.085	33.5	0.056	0	13.902
US-9712.5-1	Brecha Linda	2	0.2	0.5	0.3	10	86	862	3.52	3035	1.565	18.238	0.028	16.72	0.019	0	10.804
US-9712.5-2	Brecha Linda	2	0.2	0.5	0.3	8	114	912	3.52	3209	0.803	8.607	0.159	36.4	0.023	0	5.4
US-BL-X-4-9825-5	Brecha Linda	2	0.2	0.5	0.3	7	129	900	3.52	3169	3.266	15.715	0.129	34.503	0.069	7.628	11.393
US-BX-L-1-9850-1	Brecha Linda	2	0.2	0.5	0.3	7.5	49	367	3.52	1293	6.374	7.828	0.068	53.133	0.041	5.787	10.661
US-BX-L-9-9712.5-1	Brecha Linda	2	0.2	0.5	0.3	5	78	388	3.52	1367	1.027	8.676	0.437	38.353	0.014	6.283	5.762
US-BL-X-5-9862.5-2	Brecha Linda	3	0.35	0.45	0.2	8	41	329	3.52	1158	1.959	5.506	0.061	47.035	0.025	7.44	5.043
US-BL-X-5-9862.5-1	Brecha Linda	3	0.35	0.45	0.2	12	131	1573	3.52	5535	0.805	2.774	0.124	26.35	0.01	12.478	2.407
US-BL-X-4-9825-7	Brecha Linda	6	1	0	0	10	21	213	3.52	751	0.35	3.671	0.123	29.918	0.001	0	2.423
US-9575-2	El Gallo	1	0.1	0.2	0.7	20	53	1051	3.52	3700	0.941	10.115	0.143	30.65	0.029	0	6.248
US-ElGallo -9200-1	El Gallo	1	0.1	0.2	0.7	12	26	317	3.52	1116	2.96	0.452	0.157	32.1	0.124	0	3.45
US-9375-1	El Gallo	1	0.1	0.2	0.7	25	165	4113	3.52	14478	0.578	4.535	0.216	9.595	0.029	8.09	2.98
US-9350-4	El Gallo	1	0.1	0.2	0.7	12	21	255	3.52	899	0.019	4.919	0.013	3.95	0.005	6.61	2.509
US-9350-3	El Gallo	1	0.1	0.2	0.7	25	155	3865	3.52	13603	0.361	6.408	0.026	16.152	0.022	9.107	3.68
US-9325-2	El Gallo	1	0.1	0.2	0.7	25	169	4231	3.52	14894	0.066	2.163	0.012	3.399	0.008	9.276	1.174
US-9325-1	El Gallo	1	0.1	0.2	0.7	25	116	2902	3.52	10216	0.722	13.82	0.032	9.662	0.015	8.786	7.706
US-9300-4	El Gallo	1	0.1	0.2	0.7	25	38	946	3.52	3331	0.046	5.175	0.114	7.45	0.009	10.425	2.721
US-9300-3	El Gallo	1	0.1	0.2	0.7	25	107	2673	3.52	9409	1.743	16.682	0.044	20.025	0.017	6.992	10.231
US-7825	ElVal	2	0	0.5	0.5	24	105	2512	3.52	8841	0.96	6.362	0.033	27.846	0.014	7.275	4.336
US-1870-1	Fernandez	2	0.2	0.5	0.3	20	89	1782	3.52	6271	3.417	1.161	2.563	176.267	0.005	3.146	6.006
US-9862.5-2	La Foto	1	0.15	0.4	0.45	12	38	457	3.52	1609	2.313	5.643	0.092	31.533	0.003	0	5.373
US-9862.5-1	La Foto	1	0.15	0.4	0.45	8	40	323	3.52	1139	1.424	6.399	0.051	28.114	0.033	0	4.826
US-BX-L-6-9850-5	La Foto	1	0.15	0.4	0.45	8	34	269	3.52	946	1.389	7.203	0.155	83.967	0.006	0	5.596
US-BL-X-4-9825-3	La Foto	2	0.2	0.5	0.3	12	67	800	3.52	2817	3.04	8.225	0.096	56.143	0.027	0	7.555
US-BX-L-6-9850-6	La Foto	2	0.2	0.5	0.3	14	60	841	3.52	2960	2.023	7.696	0.45	89.265	0.138	0	6.609
US-BX-L-6-9850-4	La Foto	2	0.2	0.5	0.3	10	156	1556	3.52	5479	1.927	7.991	0.342	74.708	0.033	5.96	6.529
US-9662.5-1	La Increible	1	0	0	1	12	24	288	3.52	1014	0.45	10.9	0.019	95.661	1.003	1.083	6.538
US-Mont-1	La Montura	2	0.2	0.5	0.3	16	178	2847	3.52	10020	0.976	3.504	0.373	69.464	0.016	0	3.31
US-8175-2	Narizona	1	0	0.4	0.6	12.5	23	291	3.52	1025	0.282	10.655	0.017	3.693	0.005	10.409	5.639
US-8175	Narizona	1	0	0.4	0.6	40	704	28174	3.52	99172	0.694	8.578	0.021	48.287	0.235	7.205	5.309
US-ROS-9950-7	Rosario	1	0.15	0.4	0.45	12	122	1463	3.52	5149	0.254	9.738	0.041	6.18	0.002	29.6	5.177
US-9975-1	Rosario	1	0.15	0.4	0.45	20	58	1153	3.52	4058	2.389	0.195	0.117	66.858	0.005	17.833	2.966
US-9962.5-1	Rosario	1	0.15	0.4	0.45	15	33	500	3.52	1758	0.331	7.027	0.088	31.22	0.005	6.2	4.08
US-ROS-9937.5-1	Rosario	1	0.15	0.4	0.45	12	44	527	3.52	1855	0.203	8.05	0	6.667	0	0	3.942
US-9800-2	San Angel	1	0.15	0.4	0.45	10	21	215	3.52	755	1.385	5.615	0.065	25.95	0.049	0	4.385
US-9810-3	San Angel	1	0.15	0.4	0.45	12.5	29	357	3.52	1258	1.645	2.48	0.583	126.1	0.002	0	3.91
US-SA-9812.5-1	San Angel	1	0.15	0.4	0.45	12	30	360	3.52	1268	0.79	15.327	0.036	21.817	0.034	1.719	8.61
US-9850-3	San Angel	1	0.15	0.4	0.45	7	23	164	3.52	576	0.566	3.847	0.297	28.2	0.006	0	2.774
US-9825-4	San Angel	1	0.15	0.4	0.45	10	38	380	3.52	1338	1.249	7.156	0.029	29.14	0.047	3.666	5.028
US-9812.5-2	San Angel	1	0.15	0.4	0.45	20	60	1204	3.52	4237	2.228	15.617	0.051	21.6	0.053	0	10.196
US-9812.5-1	San Angel	1	0.15	0.4	0.45	15	81	1209	3.52	4255	1.394	4.231	0.525	58.625	0.014	0	4.07
US-BX-L-6-9850-1	San Angel	2	0.2	0.5	0.3	9	58	526	3.52	1852	4.235	7.712	0.084	32.26	0.027	0	8.331
US-9787.5-2	San Angel Proj	1	0.1	0.2	0.7	18	46	820	3.52	2885	1.879	8.727	0.744	55.802	0.075	9.358	6.856
US-9787.5-3	San Angel Proj	1	0.1	0.2	0.7	18	45	801	3.52	2821	0.671	6.834	0.163	57.361	0.083	3.682	4.52
US-9762.5-1	San Angel Proj	1	0.1	0.2	0.7	14	27	380	3.52	1338	0.169	6.927	0.037	6.491	0.007	2.56	3.688
US-9750-1	San Angel Proj	1	0.1	0.2	0.7	12.5	24	301	3.52	1061	0.709	5.425	0.203	14.8	0.005	0	3.587
US-San-F-9662.5-1	San-Francisco	2	0.2	0.5	0.3	20	406	8127	3.52	28607	0.661	19.329	0.072	20.54	0.022	0	10.485
US-1825-1	Selena	1	0.15	0.4	0.45	12	28	338	3.52	1190	0.191	5.146	0	50	0	0	2.764
N114-Selena-9850-1	Selena	1	0.15	0.4	0.45	12	19	232	3.52	818	3.035	0.174	0.101	52.205	2390	12.071	3.499883
US-Selena-xxxx-1	Selena	1	0.15	0.4	0.45	9	23	211	3.52	743	1.099	7.59	0.047	15.7	0.04	13.55	5.014
US-9887.5-1	Selena	1	0.15	0.4	0.45	12.5	18	222	3.52	783	0.393	10.924	0.169	27.68	0.013	1.543	6.094
US-9862.5-4	Selena	1	0.15	0.4	0.45	24	79	1908	3.52	6715	1.561	8.027	0.021	15.207	0.022	6.018	5.682
US-9862.5-3	Selena	1	0.15	0.4	0.45	12.5	11	140	3.52	493	0.306	22.01	0.016	7.45	0.02	0.925	11.365
US-9900-1	Selena	3	0.35	0.45	0.2	12	299	3582	3.52	12609	1.806	6.732	0.03	14.891	0.024	0	5.28
N326SelenaExt9800-3	SelenaExt	1	0.1	0.2	0.7	12	24	290	3.52	1022	2.95	0.224	0.617	27.871	0.004	33.329	3.45
N326SelenaExt9800-2	SelenaExt	1	0.1	0.2	0.7	26.2	39	1018	3.52	3583	8.051	14.392	0.164	214.974	0.228	8.942	16.72
N326SelenaExt9800-1	SelenaExt	1	0.1	0.2	0.7	42	276	11611	3.52	40870	0.36	7.067	0.035	82.271	0.343	5.259	4.448
US-10000-1	Titanic	1	0.15	0.4	0.45	12.5	36	454	3.52	1599	0.887	4.033	0.024	16.033	0.007	44.6	3.018
US-Titanic-10000-2	Titanic	1	0.15	0.4	0.45	3	14	42	3.52	149	0.242	9.356	0.016	5.1	0.009	0	4.959
US-10025-1	Titanic	1	0.15	0.4	0.45	12	18	221	3.52	780	2.488	4.298	0	59.13	0	0	4.697
US-Titanic-10000-1	Titanic	2	0.2	0.5	0.3	3	61	182	3.52	641	2.165	18.609	0.041	24.984	0.019	4.568	11.648

Table 6: List of extruded polygons directly estimated from intervals in the US

Block Models in the Upper Skarn

The five regions presented in the next figure were too complicated to be estimated in the same manner. The steps followed for the estimation were:

- Make some sections in every direction necessary to understand the extents of the US structure in every direction.
- Slice the mineral structure in horizontal benches
- Estimate the structure using 1 meter composites strictly coming from the structure
- Blocks used were 1m x 1m x 2.5m
- A search ellipsoid of 50m x 25m x 25m with orientation of 55° direction and 30° downward dip was used.
- One to six composites were used to calculate a block using the inverse distance method (power of 1)

For the Upper Skarn estimated by block models in 2007, the same estimated blocks have been used in 2008. We simply removed blocks that appeared to be mined under the light of the new 3D mine openings model and also from digitalized geology sections showing openings. A new 3D mine openings model constructed by Dia Bras and also digitized geology sections showing openings helped us.

The part of the block model called bl3 (Brecha Linda 3) actually appears to be part of San Angel on new sections and was all mined. The part of the block model called bl2 (Brecha Linda 2) appears to be all mined. Some Rosario and Selena stopes had to be modeled from geological sections in order to be able to remove these portions from the 2007 block model. The Titanic zone still waits to be split between Titanic 1 and Titanic 2. The blocks of Titanic of elevation 1801.25mZ and above appear to be all mined. The blocks of Titanic from elevation 1783.75 to 1786.25mZ appear to be mined also. These blocks were all removed in the 2008 block model.


All mined
Excluded from resources
us-bl2-1
us-bl4-1
us-sanangel-1
All mined
Excluded from resources
us-bl1-1
Z
Y
X

Figure 18: Block model of the Brecha Linda and San Angel in the US

Measured is red, indicated is yellow and inferred is blue.


US-Sel-1
Mined part of the US-Sel-1
Z
X

Figure 19: Block model of the Selena area in the US

Measured is red, indicated is yellow and inferred is blue.


Titanic blocks
included in
2008 estimation
Z
X
Y

Figure 20: Block model of the Titanic area in the US

Measured is red, indicated is yellow and inferred is blue.


Rosario blocks
included in
2008 estimation
Z
X
Y

Figure 21: Block model of the Rosario area in the US

Measured is red, indicated is yellow and inferred is blue.

16.5.2 Bolivar NW

In 2007, the Bolivar NW deposit was modelled as the US. After discussions with Dia Bras geologists, it appeared that the model was a more diffuse low grade mineral deposit. The sections prepared by Banda were used to achieve the model. A block model was then calculated.

The Capping values for Cu, Zn, Au and Ag are not mandatory since 1% of the values does not contribute to more then 10% of the quantity of metal.

149 composites of 2.5 meters were generated (minimum length = 1m).

Blocks have 5m x 5m x 5m. After testings, the inverse distance calculation was used with 6 composites is a sphere of 80m radius.

Measured resources must find 4 composites in two holes in a 12m radius sphere, Indicated must find 4 composites in two holes in a 20m radius sphere. The rest considerred inferred.


Z
Y
X

Figure 22: Bolivar NW block model with CuEq colors

CuEq: 0 < pale blue < 0.25 < blue < 0.5 < yellow < 1 < orange < 2.5 < red

The upper limit of this block model is the topography, the author walked on the mineral deposit during his two last visits. Mineralized rock was visible.


Z
Y
X

Figure 23: Bolivar NW block model with classification

Measured is red, indicated is yellow and inferred is blue.

16.5.3 Increible

In 2007, the Increible deposit was modelled as the US. After discussions with Dia Bras geologists and a site visit, it appeared that the mineral deposit was a stack of high grade and low grade rock bands of small scale. Because layers can not be mined separetly, the deposit was modelled as a whole. The sections prepared by Banda were used to achieve the model. A block model was then calculated.

The Capping values in order that 1% of the values does not contribute to more then 10% of the quantity of metal are :

Cu was capped to 5 %.
Zn was capped to 3 %.
Au was capped to 0.15 g/t.
Ag was capped to 150 g/t.

187 composites of 2.5 meters were generated (minimum length = 1m).

Blocks have 5m x 5m x 5m. After testings, the inverse distance calculation was used with 6 composites is a sphere of 50m radius.

Measured resources must find 4 composites in two holes in a 12m radius sphere, Indicated must find 4 composites in two holes in a 20m radius sphere. The rest considerred inferred.



Z Y
X

Figure 24: Increible block model with CuEq colors

CuEq: 0 < pale blue < 0.25 < blue < 0.5 < yellow < 1 < orange < 2.5 < red
Present stopes were digitized from a plan and blocks inside were removed from resources.


Z
Y
X

Figure 25: Increible block model with classification

Measured is red, indicated is yellow and inferred is blue.

16.5.4 Mix zone

The Mix zone was considered partly as US and partly as LS in 2007. It's peticuliar chemical composition and better understanding by Dia Bras geologists called for a distinct calculation. The Mix zone is tabular as the LS and is situated above the LS. It is approximately at the elevation of the US in the El Gallo area.

The Capping values for Cu, Au and Ag are not mandatory since 1% of the values does not contribute to more then 10% of the quantity of metal.

Zn was capped to 5 %.

77 composites of 2.5 meters were generated (minimum length = 1m).

Blocks have 5m(X) x 5m(Y) x 2.5m(Z). After testings, the inverse distance calculation was used with 6 composites and no more then 4 from 1 hole in a spheroid of 65m x 65m x 40m radiuses oriented with an azimuth of 30°, dip of -25° and a spin of 0°.

Measured resources must find 4 composites in two holes in a 15m x 15m x 10m radiuses spheroid, Indicated must find 4 composites in two holes in a 23m x 23m x 17m radiuses spheroid. The rest considerred inferred.


Z
X
Y

Figure 26: Mix block model with CuEq colors

CuEq: 0 < pale blue < 0.25 < blue < 0.5 < yellow < 1 < orange < 2.5 < red


Z
X
Y

Figure 27: Mix block model with classification

Measured is red, indicated is yellow and inferred is blue.

16.5.5 The Lower Skarn

The lower skarn was modelled on a total of 18 sections. The thickness of 16 of them is 25 meters, 1 is 18.75 meters and 1 is 12.5 meters. The sections are named 9250 to 9662.5. The next figure shows the list of section names. Yellows are each 12.5 meters and oranges are each 25 meters.

The Capping values were changed for the 2008 update of the resources to fit the new assays.

	2007	2008
Cu	Uncapped	5.00%
Zn	0.75%	1.00%
Au	1.25 g/t	1.25 g/t
Ag	95 g/t	95 g/t
Pb	350 g/t	350 g/t
Fe	Uncapped	Uncapped

Table 7: Capping values for the LS (2007 vs 2008)

679 composites of 2.5 meters were generated (minimum length = 1m).

Dia Bras Section Name	Geostat Section Name
[redacted]	
8 N	10100
7 N	10087.5
6 N	10075
5 N	10062.5
4 N	10050
3 N	10037.5
2 N	10025
1 N	10012.5
0	10000
0.5 S	9987.5
1 S	9975
2 S	9962.5
3 S	9950
4 S	9937.5
5 S	9925
6 S	9912.5
7 S	9900
8 S	9887.5
9 S	9875
10 S	9862.5
11 S	9850
12 S	9837.5
13 S	9825

Dia Bras Section Name	Geostat Section Name
14 S	9812.5
15 S	9800
16 S	9787.5
17 S	9775
18 S	9762.5
19 S	9750
20 S	9737.5
21 S	9725
22 S	9712.5
23 S	9700
24 S	9687.5
25 S	9675
26 S	9662.5
27 S	9650
[redacted]	

Table 8: List of Sections with the Dia Bras / Geostat correspondance


Y
X

Figure 28: View of the Lower Skarn from top


Z
X

Figure 29: Isometric View of the Lower Skarn looking South

Block Model in the Lower Skarn

All LS was estimated by block modelling.

Using the LS geological model on sections, the LS was sliced on 5m benches to respect best practices and to calculate the block model using the software BlkCad.

The lower skarn was estimated by block model. It is believed to be lenticular structures of mineralization as present in the US. The horizontal continuity is more or less unknown since the spacing of the drill holes is of about 100 meters. Because the horizontal continuity is beileived to be important, the method used for the estimation of the blocks is the inverse cubic distance. This method resembles the nearest neighbour method.

Because of the large-scale mining point of view for the LS, the blocks are 5m x 5m x 5m. The composites used measures 2.5 meters. Blocks were estimated using 2 to 8 composites with a maximum of 3 composites coming from one hole. Blocks above 1700 m of elevation were calculated using a 150m x 150m x 25m search ellipsoid with orientation of 33° direction and 31° downward dip. Blocks below 1700 m of elevation were calculated using a 150m x 150m x 25m search ellipsoid with orientation of 14° direction and 35° downward dip. This change in orientation is directly due to the orientation of the LS.


Z
X

Figure 30: Isometric view of the LS block model looking south

16.5.6 The EndoSkarn

This new mineral deposit was discovered under the LS. Only hole DB07B225 intercepts this zone. The interval is from 256.1m to 304.0m (47.9m along hole, true thickness unknown) with Cu=1.33%, Zn=0.17%, Au=0.06 g/t, Ag=30 g/t.

16.6 Resources

Note about dilution: in the 2007 PEA report, dilution was included in order to evaluate the potential for mining. **In this 2008 resources update report, no mining dilution was included.** To give an order of magnitude, 2007 estimated mining dilution was between 6% and 10% depending on the area.

Resources of the Bolivar Project

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2007-12-31

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

TOTAL of Measured resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Measured	606,200	3.30	0.72	1.40	0.15	17.37	1.85	7.51	1.58
0.50 - 2.50	Measured	449,400	3.31	0.91	1.86	0.19	21.65	2.49	8.79	2.04
1.00 - 2.50	Measured	299,900	3.33	1.11	2.68	0.23	24.30	3.72	9.95	2.69

TOTAL of Indicated resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Indicated	1,318,300	3.30	0.72	1.41	0.12	17.16	1.43	7.11	1.58
0.50 - 2.50	Indicated	955,900	3.32	0.92	1.91	0.15	21.89	1.97	8.07	2.08
1.00 - 2.50	Indicated	645,600	3.34	1.12	2.74	0.18	26.55	2.91	8.71	2.73

TOTAL of Measured+Indicated resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Measured + Indicated	1,924,500	3.30	0.72	1.40	0.13	17.22	1.56	7.2	1.58
0.50 - 2.50	Measured + Indicated	1,405,400	3.31	0.92	1.90	0.16	21.81	2.13	8.3	2.06
1.00 - 2.50	Measured + Indicated	945,400	3.34	1.12	2.72	0.20	25.84	3.16	9.1	2.72

TOTAL of Inferred resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS+ES - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Inferred	30,118,200	3.25	0.36	0.19	0.09	7.09	0.07	7.12	0.53
0.50 - 2.50	Inferred	9,567,500	3.28	0.79	0.43	0.16	16.18	0.19	11.62	1.16
1.00 - 2.50	Inferred	4,056,100	3.28	1.23	0.73	0.24	25.23	0.44	14.36	1.84

Cutoffs are variable for zones Mix, Inc, BNW, LS and ES. Cutoff is fixed for US. See details below.

Table 9: Summary of resources

Resources Details to Compare with 2007 US Resources of the Bolivar Project

TOTALS for US resources of the Bolivar Project**

Cutoff grade = 2.5% Cueq

Classification	Tons	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
Total Measured	84,000	3.48	1.45	8.12	0.20	32.78	13.20	5.29	5.79
Total Indicated	210,900	3.48	1.31	7.42	0.15	38.64	8.86	5.85	5.32
Total Measured + Indicated	294,900	3.48	1.35	7.62	0.16	37.0	10.10	5.7	5.45
Total Inferred	387,900	3.42	1.54	5.64	0.14	44.37	4.49	8.84	4.70

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

**: includes Mix, Inc and BNW areas

Table 10: Summary of resources of the US as defined in 2007

Resources of the Upper Skarn (US) of the Bolivar Project

The Cutoff applied in the US %Cueq is 2.5%*

Classification	Orebody Areas	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
Measured	Bolivar Sur	200	3.52	0.94	4.73	0.15	22.4	0.0	0.0	3.50
Measured	Brecha Linda	8,400	3.52	1.76	7.00	0.15	32.9	0.0	4.7	5.53
Measured	El Gallo	7,200	3.52	0.63	7.58	0.08	12.2	0.0	8.0	4.52
Measured	Fernandez	1,300	3.52	3.42	1.16	2.56	176.3	0.0	3.1	6.01
Measured	La Foto	2,800	3.52	2.15	7.64	0.27	68.0	0.1	2.3	6.50
Measured	La Montura	2,000	3.52	0.98	3.50	0.37	69.5	0.0	0.0	3.31
Measured	Rosario	10,800	3.52	0.60	4.75	0.08	14.9	16.2	14.8	3.10
Measured	San Angel	2,400	3.52	1.98	8.78	0.23	42.2	0.0	0.4	6.72
Measured	San Angel Proj	800	3.52	1.02	7.34	0.35	42.8	0.1	5.0	5.09
Measured	San-Francisco	5,700	3.52	0.66	19.33	0.07	20.5	0.0	0.0	10.48
Measured	Selena	16,100	3.52	1.83	10.28	0.08	20.6	38.0	3.3	7.14
Measured	SelenaExt	4,500	3.52	1.02	7.49	0.06	91.5	0.3	6.2	5.39
Measured	Titanic	7,900	3.52	2.49	14.27	0.07	26.2	40.4	10.6	9.82
TOTAL Measured	**ALL AREAS**	**70,100**	**3.52**	**1.45**	**9.21**	**0.15**	**32.7**	**15.8**	**6.25**	**6.32**
Indicated	Bolivar Sur	300	3.52	0.94	4.73	0.15	22.4	0.0	0.0	3.50
Indicated	Brecha Linda	21,100	3.52	1.81	7.89	0.19	33.2	11.5	3.1	6.04
Indicated	El Gallo	14,300	3.52	0.63	7.58	0.08	12.2	0.0	8.0	4.52
Indicated	ElVal	4,400	3.52	0.96	6.36	0.03	27.8	0.0	7.3	4.34
Indicated	Fernandez	3,100	3.52	3.42	1.16	2.56	176.3	0.0	3.1	6.01
Indicated	La Foto	7,100	3.52	2.14	7.62	0.26	67.7	0.0	2.3	6.49
Indicated	La Montura	5,000	3.52	0.98	3.50	0.37	69.5	0.0	0.0	3.31
Indicated	Narizona	40,100	3.52	0.69	8.60	0.02	47.8	0.2	7.2	5.31
Indicated	Rosario	8,800	3.52	0.73	6.28	0.07	22.3	9.4	15.3	4.04
Indicated	San Angel	6,400	3.52	1.96	8.79	0.23	42.3	0.0	0.4	6.70
Indicated	San Angel Proj	1,600	3.52	1.02	7.34	0.35	42.8	0.1	5.0	5.09
Indicated	San-Francisco	14,300	3.52	0.66	19.33	0.07	20.5	0.0	0.0	10.48
Indicated	Selena	19,000	3.52	1.30	6.28	0.03	15.0	52.0	5.5	4.56
Indicated	SelenaExt	9,100	3.52	1.02	7.49	0.06	91.5	0.3	6.2	5.39
Indicated	Titanic	23,700	3.52	1.42	8.14	0.04	16.3	22.7	6.4	5.61
TOTAL Indicated	**ALL AREAS**	**178,400**	**3.52**	**1.17**	**8.44**	**0.13**	**37.2**	**10.5**	**5.5**	**5.67**
Measured+Indicated	**ALL AREAS**	**248,500**	**3.52**	**1.25**	**8.65**	**0.14**	**35.9**	**12.0**	**5.7**	**5.85**
Inferred	Bolivar Sur	1,200	3.52	0.94	4.73	0.15	22.4	0.0	0.0	3.50
Inferred	Brecha Linda	19,700	3.52	1.77	7.68	0.20	32.7	17.1	2.0	5.89
Inferred	El Gallo	50,200	3.52	0.63	7.58	0.08	12.2	0.0	8.0	4.52
Inferred	ElVal	4,400	3.52	0.96	6.36	0.03	27.8	0.0	7.3	4.34
Inferred	Fernandez	1,900	3.52	3.42	1.16	2.56	176.3	0.0	3.1	6.01
Inferred	La Foto	5,000	3.52	2.09	7.41	0.24	64.0	0.0	1.9	6.30
Inferred	La Increible	1,000	3.52	0.45	10.90	0.02	95.7	1.0	1.1	6.54
Inferred	La Montura	3,000	3.52	0.98	3.50	0.37	69.5	0.0	0.0	3.31
Inferred	Narizona	60,100	3.52	0.69	8.60	0.02	47.8	0.2	7.2	5.31
Inferred	Rosario	5,800	3.52	0.93	6.10	0.07	28.9	0.0	18.4	4.20
Inferred	San Angel	6,700	3.52	1.79	8.86	0.24	43.0	0.0	0.5	6.59
Inferred	San Angel Proj	5,700	3.52	1.02	7.34	0.35	42.8	0.1	5.0	5.09
Inferred	San-Francisco	8,600	3.52	0.66	19.33	0.07	20.5	0.0	0.0	10.48
Inferred	Selena	9,900	3.52	1.47	8.11	0.03	17.3	95.4	4.7	5.65
Inferred	SelenaExt	31,800	3.52	1.02	7.49	0.06	91.5	0.3	6.2	5.39
Inferred	Titanic	16,400	3.52	1.30	7.78	0.03	13.1	26.0	6.2	5.28
TOTAL Inferred	**ALL AREAS**	**231,400**	**3.52**	**1.00**	**8.18**	**0.10**	**40.7**	**7.5**	**6.1**	**5.39**

***: Low Pb and Fe is sometimes due to lack of assays*

Table 11: Details of resources in the US (now excludes Mix, Increible, Bolivar NW)

Resources of the Mixed zone (Mix) of the Bolivar Project

The Cutoff applied in the Mixed %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	41,900	3.27	0.54	0.12	0.03	10.1	0.02	9.8	0.68
	Indicated	132,000	3.27	0.72	0.55	0.05	15.2	0.01	9.8	1.12
	Measured+Indicated	173,900	3.27	0.68	0.45	0.05	14.0	0.01	9.8	1.01
	Inferred	540,800	3.27	1.06	0.77	0.08	23.6	0.01	11.5	1.63
0.25	Measured	36,600	3.27	0.61	0.14	0.04	11.1	0.02	9.9	0.76
	Indicated	106,700	3.27	0.87	0.67	0.06	18.1	0.01	10.5	1.35
	Measured+Indicated	143,300	3.27	0.80	0.53	0.06	16.3	0.01	10.4	1.20
	Inferred	470,500	3.27	1.20	0.88	0.09	26.4	0.01	11.9	1.84
0.50	Measured	20,600	3.27	0.83	0.16	0.06	15.4	0.03	10.8	1.03
	Indicated	73,400	3.27	1.13	0.91	0.09	23.7	0.02	11.6	1.77
	Measured+Indicated	94,000	3.27	1.06	0.74	0.08	21.9	0.02	11.4	1.61
	Inferred	400,600	3.27	1.37	1.01	0.10	29.9	0.02	12.3	2.11
0.75	Measured	14,300	3.27	0.97	0.18	0.07	18.5	0.03	12.4	1.21
	Indicated	66,200	3.27	1.21	0.98	0.09	25.2	0.02	11.9	1.89
	Measured+Indicated	80,500	3.27	1.16	0.84	0.09	24.0	0.02	12.0	1.77
	Inferred	365,400	3.27	1.48	1.05	0.11	32.1	0.02	12.5	2.25
1.00	Measured	12,300	3.27	1.01	0.18	0.08	19.4	0.03	13.1	1.26
	Indicated	61,700	3.27	1.25	1.02	0.10	26.2	0.02	12.2	1.97
	Measured+Indicated	74,000	3.27	1.21	0.88	0.09	25.1	0.02	12.3	1.85
	Inferred	342,700	3.27	1.55	1.07	0.11	33.5	0.02	12.7	2.34
1.25	Measured	5,900	3.27	1.13	0.18	0.09	22.7	0.03	14.1	1.40
	Indicated	42,700	3.27	1.43	1.35	0.12	30.5	0.02	12.7	2.34
	Measured+Indicated	48,600	3.27	1.39	1.21	0.11	29.5	0.02	12.9	2.23
	Inferred	287,100	3.27	1.69	1.21	0.12	36.4	0.02	13.1	2.57
1.50	Measured	600	3.27	1.24	0.16	0.12	23.8	0.04	14.6	1.52
	Indicated	30,200	3.27	1.59	1.74	0.14	34.7	0.01	12.9	2.74
	Measured+Indicated	30,900	3.27	1.59	1.71	0.14	34.5	0.01	12.9	2.72
	Inferred	200,900	3.27	1.96	1.62	0.15	41.3	0.01	13.6	3.09
1.75	Indicated	20,600	3.27	1.83	2.19	0.18	41.0	0.01	13.8	3.25
	Inferred	151,600	3.27	2.26	1.86	0.18	48.3	0.01	14.7	3.57
2.00	Indicated	15,900	3.27	2.15	2.26	0.21	47.6	0.01	14.7	3.66
	Inferred	134,300	3.27	2.40	1.97	0.20	51.7	0.01	15.3	3.79
2.25	Indicated	15,300	3.27	2.21	2.24	0.22	48.9	0.01	14.9	3.72
	Inferred	130,000	3.27	2.43	2.01	0.20	52.4	0.01	15.3	3.85
2.50	Indicated	14,900	3.27	2.25	2.21	0.22	49.7	0.01	15.0	3.76
	Inferred	128,300	3.27	2.44	2.02	0.20	52.6	0.01	15.5	3.87

Table 12: Details of resources in the Mix zone with variable cutoff grade

Resources of the Increible zone (Inc) of the Bolivar Project

The Cutoff applied in the Increible %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	118,900	3.27	0.54	0.38	0.01	18.4	0.04	2.2	0.85
	Indicated	297,900	3.27	0.68	0.45	0.01	15.6	0.03	2.1	1.01
	Measured+Indicated	416,800	3.27	0.64	0.43	0.01	16.4	0.03	2.1	0.97
	Inferred	349,300	3.27	0.75	0.43	0.01	15.8	0.03	1.0	1.07
0.25	Measured	97,700	3.27	0.65	0.46	0.01	21.7	0.05	2.3	1.02
	Indicated	273,600	3.27	0.74	0.48	0.01	16.9	0.03	2.1	1.10
	Measured+Indicated	371,300	3.27	0.71	0.48	0.01	18.1	0.04	2.2	1.08
	Inferred	342,300	3.27	0.77	0.43	0.01	16.1	0.03	1.0	1.09
0.50	Measured	82,800	3.27	0.72	0.53	0.01	22.9	0.05	2.4	1.14
	Indicated	246,000	3.27	0.79	0.53	0.01	17.5	0.03	2.2	1.18
	Measured+Indicated	328,700	3.27	0.78	0.53	0.01	18.9	0.04	2.3	1.17
	Inferred	294,500	3.27	0.86	0.49	0.01	16.1	0.03	1.0	1.21
0.75	Measured	56,300	3.27	0.87	0.72	0.01	22.9	0.05	2.3	1.38
	Indicated	183,700	3.27	0.91	0.64	0.01	19.5	0.03	2.3	1.36
	Measured+Indicated	240,000	3.27	0.90	0.66	0.01	20.3	0.04	2.3	1.37
	Inferred	207,100	3.27	1.02	0.60	0.02	18.7	0.03	1.1	1.45
1.00	Measured	39,200	3.27	1.00	0.91	0.01	23.5	0.05	2.1	1.61
	Indicated	136,500	3.27	1.02	0.74	0.01	22.3	0.04	2.2	1.54
	Measured+Indicated	175,800	3.27	1.01	0.78	0.01	22.6	0.04	2.2	1.55
	Inferred	165,300	3.27	1.12	0.66	0.02	20.8	0.04	1.1	1.59
1.25	Measured	29,400	3.27	1.09	1.03	0.01	25.2	0.05	2.1	1.78
	Indicated	81,300	3.27	1.23	0.82	0.02	25.7	0.04	2.0	1.81
	Measured+Indicated	110,800	3.27	1.19	0.88	0.02	25.6	0.04	2.0	1.80
	Inferred	106,900	3.27	1.34	0.67	0.02	23.6	0.04	0.9	1.84
1.50	Measured	19,200	3.27	1.25	1.13	0.01	28.1	0.05	2.0	2.00
	Indicated	49,900	3.27	1.47	0.89	0.02	29.1	0.05	2.0	2.11
	Measured+Indicated	69,100	3.27	1.40	0.96	0.02	28.8	0.05	2.0	2.08
	Inferred	53,200	3.27	1.73	0.78	0.03	29.5	0.05	1.3	2.33
1.75	Measured	13,900	3.27	1.35	1.14	0.02	31.0	0.06	2.0	2.13
	Indicated	32,700	3.27	1.59	1.04	0.02	36.0	0.06	2.1	2.35
	Measured+Indicated	46,600	3.27	1.52	1.07	0.02	34.5	0.06	2.1	2.29
	Inferred	42,700	3.27	1.82	0.91	0.03	33.3	0.05	1.4	2.51
2.00	Measured	3,700	3.27	2.05	1.05	0.03	51.2	0.08	2.2	2.92
	Indicated	19,600	3.27	1.88	0.99	0.03	45.9	0.07	1.9	2.68
	Measured+Indicated	23,300	3.27	1.90	1.00	0.03	46.7	0.07	2.0	2.72
	Inferred	36,100	3.27	1.93	0.90	0.04	36.3	0.06	1.4	2.63
2.25	Measured	3,300	3.27	2.12	1.07	0.03	55.3	0.09	2.1	3.03
	Indicated	15,900	3.27	1.95	1.07	0.03	48.1	0.08	1.8	2.81
	Measured+Indicated	19,200	3.27	1.98	1.07	0.03	49.3	0.08	1.9	2.85
	Inferred	34,200	3.27	1.95	0.91	0.04	36.2	0.06	1.4	2.66
2.50	Measured	2,900	3.27	2.18	1.14	0.03	57.3	0.09	2.1	3.14
	Indicated	10,600	3.27	2.05	1.19	0.03	56.0	0.09	2.0	3.02
	Measured+Indicated	13,500	3.27	2.07	1.18	0.03	56.3	0.09	2.0	3.05
	Inferred	22,000	3.27	1.99	1.01	0.04	42.7	0.07	1.6	2.79

***: Low Fe is sometimes due to lack of assays*

Table 13: Details of resources in the La Increible zone with variable cutoff grade

Resources of the Bolivar North-West zone (BNW) of the Bolivar Project

The Cutoff applied in the Bolivar NW %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	92,000	3.27	0.47	1.38	0.17	13.9	0.01	0.0	1.31
	Indicated	98,500	3.27	0.52	0.98	0.22	14.2	0.00	0.0	1.18
	Measured+Indicated	190,500	3.27	0.50	1.17	0.20	14.0	0.01	0.0	1.24
	Inferred	309,800	3.27	0.63	0.33	0.33	20.6	0.00	0.0	1.04
0.25	Measured	87,900	3.27	0.49	1.43	0.18	14.4	0.01	0.0	1.36
	Indicated	87,500	3.27	0.58	1.09	0.24	15.6	0.00	0.0	1.30
	Measured+Indicated	175,400	3.27	0.53	1.26	0.21	15.0	0.01	0.0	1.33
	Inferred	288,200	3.27	0.67	0.35	0.35	21.8	0.00	0.0	1.10
0.50	Measured	74,000	3.27	0.55	1.62	0.20	16.0	0.01	0.0	1.54
	Indicated	72,300	3.27	0.67	1.26	0.28	17.6	0.01	0.0	1.50
	Measured+Indicated	146,300	3.27	0.61	1.44	0.24	16.8	0.01	0.0	1.52
	Inferred	262,800	3.27	0.71	0.37	0.38	23.3	0.00	0.0	1.18
0.75	Measured	65,000	3.27	0.59	1.77	0.22	16.9	0.01	0.0	1.66
	Indicated	58,500	3.27	0.78	1.41	0.32	19.4	0.00	0.0	1.72
	Measured+Indicated	123,400	3.27	0.68	1.60	0.27	18.1	0.01	0.0	1.69
	Inferred	136,100	3.27	1.01	0.61	0.64	29.3	0.00	0.0	1.72
1.00	Measured	52,700	3.27	0.65	2.01	0.23	17.7	0.01	0.0	1.85
	Indicated	53,100	3.27	0.83	1.46	0.34	20.3	0.00	0.0	1.80
	Measured+Indicated	105,900	3.27	0.74	1.73	0.28	19.0	0.01	0.0	1.82
	Inferred	120,600	3.27	1.10	0.58	0.70	31.5	0.00	0.0	1.83
1.25	Measured	39,200	3.27	0.76	2.25	0.27	19.5	0.01	0.0	2.10
	Indicated	45,000	3.27	0.92	1.48	0.37	21.9	0.00	0.0	1.93
	Measured+Indicated	84,200	3.27	0.85	1.84	0.33	20.8	0.01	0.0	2.01
	Inferred	112,400	3.27	1.15	0.56	0.73	32.8	0.00	0.0	1.88
1.50	Measured	32,700	3.27	0.80	2.45	0.29	19.9	0.01	0.0	2.25
	Indicated	35,200	3.27	1.06	1.43	0.43	24.5	0.00	0.0	2.08
	Measured+Indicated	67,900	3.27	0.93	1.92	0.36	22.3	0.01	0.0	2.16
	Inferred	99,700	3.27	1.20	0.53	0.77	34.4	0.00	0.0	1.95
1.75	Measured	19,600	3.27	1.00	2.74	0.39	23.3	0.01	0.0	2.66
	Indicated	22,100	3.27	1.36	1.21	0.61	30.5	0.00	0.0	2.36
	Measured+Indicated	41,700	3.27	1.19	1.93	0.51	27.1	0.01	0.0	2.50
	Inferred	77,300	3.27	1.34	0.33	0.86	39.9	0.00	0.0	2.05
2.00	Measured	15,500	3.27	1.15	2.79	0.45	26.5	0.01	0.0	2.87
	Indicated	17,600	3.27	1.45	1.21	0.64	32.8	0.00	0.0	2.49
	Measured+Indicated	33,100	3.27	1.31	1.95	0.55	29.6	0.01	0.0	2.67
	Inferred	54,800	3.27	1.38	0.35	0.85	44.2	0.00	0.0	2.13
2.25	Measured	12,700	3.27	1.22	2.94	0.49	27.6	0.01	0.0	3.03
	Indicated	8,600	3.27	1.57	2.06	0.47	25.7	0.01	0.0	2.93
	Measured+Indicated	21,300	3.27	1.36	2.58	0.48	26.8	0.01	0.0	2.99
	Inferred	6,900	3.27	1.47	2.01	0.45	18.1	0.00	0.0	2.74
2.50	Measured	11,000	3.27	1.28	3.01	0.50	27.2	0.01	0.0	3.13
	Indicated	6,900	3.27	1.70	2.06	0.48	25.2	0.01	0.0	3.06
	Measured+Indicated	18,000	3.27	1.44	2.64	0.49	26.4	0.01	0.0	3.10
	Inferred	6,100	3.27	1.49	2.08	0.44	17.3	0.00	0.0	2.79

***: Low Fe is sometimes due to lack of assays*

Table 14: Details of resources in the Bolivar NW zone with variable cutoff grade

Resources of the Lower Skarn (LS) of the Bolivar Project

The Cutoff applied in the LS %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	283,300	3.27	0.73	0.09	0.22	15.4	0.02	12.1	0.94
	Indicated	611,500	3.27	0.64	0.08	0.16	13.0	0.01	10.6	0.82
	Measured+Indicated	894,800	3.27	0.67	0.08	0.18	13.7	0.01	11.1	0.86
	Inferred	28,615,000	3.27	0.33	0.10	0.08	6.4	0.00	7.2	0.45
0.25	Measured	251,000	3.27	0.81	0.10	0.24	17.2	0.02	13.6	1.05
	Indicated	517,100	3.27	0.75	0.09	0.19	15.1	0.01	12.0	0.96
	Measured+Indicated	768,000	3.27	0.77	0.09	0.21	15.8	0.01	12.5	0.99
	Inferred	17,341,200	3.27	0.49	0.15	0.12	9.5	0.01	9.8	0.67
0.50	Measured	201,900	3.27	0.93	0.11	0.28	20.0	0.02	15.3	1.21
	Indicated	385,900	3.27	0.90	0.10	0.23	18.0	0.01	13.8	1.15
	Measured+Indicated	587,800	3.27	0.91	0.10	0.25	18.7	0.02	14.3	1.17
	Inferred	8,306,200	3.27	0.75	0.19	0.16	14.5	0.01	12.5	0.99
0.75	Measured	159,000	3.27	1.06	0.12	0.32	22.6	0.02	17.1	1.37
	Indicated	281,600	3.27	1.07	0.10	0.27	20.9	0.02	15.6	1.35
	Measured+Indicated	440,600	3.27	1.06	0.11	0.29	21.5	0.02	16.2	1.36
	Inferred	4,284,500	3.27	1.08	0.16	0.23	20.8	0.01	15.1	1.37
1.00	Measured	125,500	3.27	1.17	0.12	0.36	23.1	0.02	18.3	1.50
	Indicated	215,800	3.27	1.19	0.11	0.31	22.1	0.02	16.6	1.49
	Measured+Indicated	341,300	3.27	1.18	0.12	0.33	22.5	0.02	17.2	1.50
	Inferred	3,196,000	3.27	1.22	0.16	0.26	23.2	0.01	16.4	1.54
1.25	Measured	92,000	3.27	1.29	0.13	0.39	23.2	0.02	19.4	1.64
	Indicated	143,500	3.27	1.34	0.13	0.35	23.7	0.02	17.6	1.68
	Measured+Indicated	235,400	3.27	1.32	0.13	0.36	23.5	0.02	18.3	1.66
	Inferred	2,039,700	3.27	1.41	0.18	0.31	26.7	0.01	17.6	1.78
1.50	Measured	58,000	3.27	1.41	0.15	0.41	24.5	0.02	20.0	1.79
	Indicated	80,900	3.27	1.56	0.14	0.39	25.0	0.02	18.4	1.92
	Measured+Indicated	139,000	3.27	1.50	0.14	0.40	24.8	0.02	19.1	1.86
	Inferred	1,252,800	3.27	1.63	0.17	0.37	29.8	0.01	18.6	2.04
1.75	Measured	29,400	3.27	1.55	0.16	0.44	26.6	0.02	20.0	1.96
	Indicated	54,400	3.27	1.69	0.15	0.39	25.7	0.03	17.0	2.07
	Measured+Indicated	83,800	3.27	1.64	0.16	0.41	26.0	0.02	18.0	2.03
	Inferred	836,700	3.27	1.81	0.17	0.42	32.5	0.01	19.2	2.24
2.00	Measured	11,000	3.27	1.68	0.18	0.45	27.9	0.04	15.2	2.11
	Indicated	31,500	3.27	1.83	0.16	0.38	25.9	0.03	16.4	2.21
	Measured+Indicated	42,500	3.27	1.79	0.16	0.40	26.4	0.03	16.1	2.18
	Inferred	485,600	3.27	2.04	0.19	0.42	37.9	0.01	20.4	2.52
2.25	Measured	400	3.27	2.06	0.24	0.34	31.1	0.00	28.9	2.49
	Indicated	6,900	3.27	2.20	0.18	0.27	32.5	0.01	22.4	2.59
	Measured+Indicated	7,400	3.27	2.19	0.18	0.27	32.4	0.01	22.8	2.59
	Inferred	338,900	3.27	2.20	0.19	0.39	41.1	0.01	21.0	2.69

Table 15: Details of resources in the LS with variable cutoff grade

Inferred resources in the EndoSkarn (ES) of the Bolivar Project

*Resources of the ES are based on one hole with other holes nearby that does not intersect mineralization: DB07B225, 47.9m @ 1.63 Cueq**

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.50	Inferred	72,000	3.52	1.33	0.17	0.06	30.03	0.05	6.6	1.63

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

Table 16: Resources in the EndoSkarn with a cutoff grade of about 1.33% CuEq

17- Other Relevant Data and Information

There is no other relevant data and information for this report.

18- Interpretation and Conclusions

Geostat has updated the Mineral Resources of the Bolivar deposit using the database up to December 31st 2007. This report presents this resource.

The drilling done between July 31st, 2007 and December 31st, 2008 (5 months) represents 64 drill holes totalling about 15,000m. It improved the resources and improved the understanding of the deposit.

Since the last report, total resources in the US with Mix, Bolivar NW, Increible and EndoSkarn are about the same tonages for Measured and Indicated with a slight increase in grade. We conclude that the new drilling permited to replace the mineral mined during the same 5 months. The Inferred resource of these mineral deposits increased from about 274,600 tonnes at 5.67% CuEq to 387,900 tonnes at 4.70% CuEq. It represents a 17% increase in CuEq total weight.

As for the LS, the new drilling permited to classify some resources as Measured and Indicated compared to only Inferred in 2007.

The survey of the mine was done by a contractor as suggested by Geostat in the last report.

The conclusion is to recommend to Dia Bras to continue taking all the steps to advance the property to the next phases that should confirm the results of the Preliminary Economic Assessment study.

19- Recommendations

1. Surface and underground diamond drill holes must be re-surveyed with accuracy.
2. The topography surrounding drill holes should also be surveyed and permanent benchmarks shall be provided.
3. The drilling should be systematical in order to facilitate geological interpretation.
4. Drill holes deviation data should be collected using modern technical devises.
5. As stated in the PEA of July 31st, 2007 by Geostat:
   a. A rock mechanic study should be conducted to determine an acceptable stope and pillar safe design, especially in the low dipping lower skarn zone.
   b. An exploratory drill hole should be done before selecting the location of the main ventilation raise.
   c. Additional detailed information should be collected in the lower skarn area where the ore is exposed to surface in order to study the possibility of mining by open cut a portion of the resources.
   d. Before selecting the mill equipments, the blending of the mill feed has to be established to take in consideration the large variation of the copper and zinc content in the ore.
6. Drill holes of 350m meters are required in the LS, 200 holes would be required to cover the richest part with 25m x 25m grid covering. This makes a total of 70,000m of drilling from surface. Some drilling could be done from a ramp (See PEA of July 31st, 2007 by Geostat). The next figure illustrates the grid patern of 25m x 25 required.



Figure 31: Example of needed interception points at depth (plan view)

In this figure, the blue dots represents the intercepts of holes presently in the El Gallo area at elevation Z=1895m. That elevation is about the elevation of the most recently discovered high grade zones. The red circles correspond to a fill in patern (for intercepts, not necessarily collars) to complete the coverage of continuous intercepts on a 25m x 25m grid.

20- References

Agnerian, H. 2005, Technical Report on the Bolivar Cu-Zn Project, Mexico: Report by Scott Wilson RPA for Dia Bras Explorations Inc., October 25, 2005.

Alvarado, A. D., 2003, Topografia en General; Report for Polo y Ron Minerales, S.A. de C.V., December 10, 2003.

CCN Matthews News Releases, 2006.

Camus, Y., Geostatr Systems International Inc., 2007, Preliminary Economic Assessment on the Bolivar Project, July 31st, 2007.

Carlos, L.P., 2005, Personal Communication.

Consejo de Recursos Minerales, 2004, Determination of Mineralogical Constituents of Bolivar Samples: Work for Dia Bras Mexicana S. de R.L. de C.V., 2004.

Consejo de Recursos Minerales, 1994, Monografia Geológico-Minera del Estado de Chihuahua, Publicación M-14e, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, 297 pp.

Dia Bras Exploration Inc., 2007, Miscellaneous Technical Documents.

Dia Bras Exploration Inc., 2006, Miscellaneous Technical Documents.

Dia Bras Exploration Inc., 2004, Purchase Agreement with Minera Senda de Plata S.A. de C.V. Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Dia Bras Exploration Inc., 2003a, Miscellaneous Technical Documents, Drill Sections and Assay Results.

Dia Bras Exploration Inc., 2003b, Press Releases, November 2003.

Exmin Resources Ltd., 2006, Press Releases.

Flores, F.F., 2003, Statement by Notary Public Regarding Legal Status of Dia Bras

Mexicana S. de R.L y C.V., December 3, 2003.

Francisco Gold Corp., 2002, Annual Information Form for the Year Ended December 31, 2001; Internal Company Document, May 17, 2002.

Garcia, O.B., 2004, Statement by Notary Public Regarding Legal Status of Sr. Javier

Octavio Bencomo Muñoz, July, 9, 2004.

Goodell, P., 2003, Evaluation Report for the Santa Maria & Florida Projects, Batopilas

Mining District, State of Chihuahua, Mexico; Report for Dia Bras Exploration Inc., September 2003.

Gosselin, R., 2004, Letter to Sr. Javier Octavio Bencomo Muñoz: Purchase Agreement between Da Bras Mexicana, S. de R.L. and Sr. Javier Octavio Bencomo Muñoz Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Marc Rich & Co. Investment AG, 2005, Smelter Contracts for Copper and Zinc Concentrates, with Dia Bras Mexicana S. de R.L. de C.V., 2005.

Martinez, V.M.G., 1983, Informe Geológico Prospecto Piedras Verdes, Municipio Urique, Chihuahua; Report for Mr. Bencomo and Minerales Nacionales de Mexico, S.A., January 4, 1983.

Medrano, L., 2005, Personal Communication.

Meyer, C. and Hemley, J.J., 1967, Wall Rock Alteration, *in* Geochemistry of Hydrothermal Ore Deposits, H.L. Barnes (Ed): Holt, Rinehart and Winston, Inc., 1967, pp. 194-196.

Muñoz, E.F., 2005, Legal Status of Dia Bras Exploration Properties in the State of Chihuahua: Personal Communication, June 2005.

Nofrieta, D. F., 1989, Informe Geológico Area Piedras Verdes por Cobre, Zinc-Plata Municipio de Urique, Chihuahua; Report for Compañía Minera Piedras Verdes, October 1989.

Nichromet Extraction Inc., 2003, Information on Nichromet Extraction Inc.; Information from Company Website, October 22, 2003.

Park, C.F. and MacDiarmid, R.A., 1964, Ore Deposits: W.H. Freeman and Company, 1964, pp. 250-256.

Perez, J.A. de la Cruz, Guzman, E. S. and Duran, H. A. Miramontes, 1994, Informe Geológico – Minero del Lote Piedras Verdes, (Fiemech); Consejo de Recursos Minerales, Gerencia Regional Zona Noreste, Residencia Chihuahua, Internal Report, January 1994.

Ray, G.E. and Webster, I.C.L., 1991, An Overview of Skarn Deposits, *in* Ore Deposits, tectonics and Metallogeny in the Canadian Cordillera: British Columbia ministry of Energy, Mines and Petroleum Resources Paper 1991-4, pp. 213-252.

Robyn, T.R., 2006, Personal Communication.

Rodriguez, J. L., 2004, Report on Santa Maria and

St. Michel, A., 2006, Personal Communication.

Stanton, R.L., 1972, Ore Petrology: McGraw-Hill, Inc., 1972, pp.616-619.

Tyler Resources Inc., 2007, Press Releases.

Vargas, J.C. et al, 1994, Monografia Geológico-Minera del Estado de Chihuahua: Consejo de Recursos Minerales, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, Publicación M-14e, Monografías Geológico-Mineras, 1994.

Velazquez, M. H. and Fragoso, A. S., 1987, Estudio Geológico Minero del Área de Asignación La Florida II, Municipio de Urique, Estado de Chihuahua; Consejo de Recursos Minerales, Residencia Chihuahua, April 1987.

Villegas, R.M., 2007, Personal Communication.

Villegas, R.M., 2006, Personal Communication.

Villegas, R.M., 2005, Personal Communication.

Wilkerson, G., Qinping, D., Llanova, R. and Goodell, P., 1988, Batopilas Mining District, Chihuahua, Mexico; Economic Geology, Vol. 83, pp. 1721-1735.

21- Date and Signature Page

Resources Report
April 2008
Bolivar Project
Chihuahua Province, Mexico
Dia Bras Exploration Inc.

This report had been prepared by Yann Camus, Eng. on April 17th, 2008

Signed

Yann Camus, Eng.

Appendix 1: Certificate of Yann Camus, Eng.

CERTIFICATE OF AUTHOR

a) Yann Camus, Eng.
6285 Chambord, Montréal (Québec) H2G 3B8
Email : ycamus@geostat.com
I work for:
Systèmes Géostat International Inc.
10, boul. de la Seigneurie Est, Suite 203, Blainville (Québec) J7C 3V5

b) This certificate applies to the report titled "Resources Report - April 2008 - Bolivar Project - Chihuahua Province, Mexico - Dia Bras Exploration Inc.". and dated 17th of April 2008

c) I have worked as a geological engineer for over 6 years with Geostat and did mineral resource estimations since then. I graduated with a geological engineer degree from the "École Polytechnique de Montréal" in 2000. I am a member of the Ordre des ingénieurs du Québec. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association, as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43 -101.

d) I visited the Bolivar property from August 1th to August 3rd of 2007 for the visit of the camp, the mine, gathering of documents and independent sampling of 30 drill hole core intervals, I returned from febuary 8th to febuary 11th of 2008 for a current site visit.

e) I am responsible for the preparation of all the section of this report titled "Resources Report - April 2008 - Bolivar Project - Chihuahua Province, Mexico - Dia Bras Exploration Inc.".

f) I certify that there is no circumstance that could interfere with my judgment regarding the preparation of this technical report.

g) I have had to work on this project in 2007 for the preparation of a PEA.

h) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i) To my best knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 17th Day of April 2008

Signed

____

Yann Camus, Eng

Appendix 4: Digital Data on a CDROM

File No. 82-34990

Technical Report
Resources Report
April 2008
on the Bolivar Project,
Chihuahua Province, Mexico
Dia Bras Exploration Inc.

Respectfully submitted to:
Dia Bras Exploration Inc.

Date: April 17th, 2008

By the Author:
Yann Camus, Eng.
Systèmes Géostat International Inc.
10, boul. de la Seigneurie, Suite 203
Blainville, Québec, Canada, J7C 3V5
Phone: (450) 433-1050
Fax: (450) 433-1048
E-mail: info@Geostat.com

SYSTÈMES GEOSTAT INTERNATIONAL INC.

Summary

1. Geostat received the mandate to update the estimate of the resources of the Bolivar Project Cu-Zn-Ag-Au and prepare a mineral resources technical report. The project is the property of Dia Bras Exploration Inc. and is situated some 250 km southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico. The technical report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. Yann Camus, eng. (Geostat) author of the report and Maxime Dupere, geo. (Geostat), visited the property from Febuary 8th to Febuary 11th of 2008.

2. Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montreal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the city of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and silver properties in Mexico, which are owned and operated by its Mexican subsidiary, Dia Bras Mexicana S.A. de C.V.

3. The Bolivar Project comprises a mining concession with an old Cu-Zn producer (the Bolivar Mine) and a number of exploration concessions adjacent to the Bolivar Mine concession. For simplicity, the mine concession together with the adjacent exploration concessions is referred to as the Bolivar Property.

4. Dia Bras has an exploration camp at Cieneguita - a village some 7 km north of the old mine - and some infrastructure and equipment related to the current pilot mining program. Currently, Dia Bras is continuing with a diamond-drilling program on the property.

5. The preliminary economic assessment (PEA) dated November 9th 2007 concluded that the project proves economical with the construction of a 500 tonnes or 1000 tonnes per day maximum capacity mill.

6. Mine production in 2007 totals 127,000 tonnes of material at average grades of 1.52% Cu and 7.07% Zn. Mine production in 2006 totals 96,600 tonnes of material at average grades of 2.03% Cu and 10.63% Zn. From 1980 to 2000, underground mining by former operators extracted from the Cu-Zn deposit some 300,000 tonnes at an average grade ranging from 5% Cu to 6% Cu and 25% Zn to 30% Zn. The Bolivar mine is partially developed by one shaft and approximately 910 m of development drifts. Currently, the mine is undergoing new development and Dia Bras is carrying out test mining at the rate of approximately 300 tpd.

7. Production from the Bolivar mine is presently transported by truck and railroad to the Malpaso Plant, recently purchased from the original owners. It is a small processing plant, equipped with crushers and flotation circuits, which produces copper and zinc concentrates. This plant is situated approximately 270 km by road from Bolivar Mine and approximately 123 km west of Chihuahua.

8. Geostat has updated the Mineral Resources of the Bolivar deposit using the database up to December 31st 2007. Drill hole database, geological interpretation, 3D openings from the mine and documents were supplied by Dia Bras.

9. The mineral resources as of December 31st 2007 are evaluated as follows:

Resources of the Bolivar Project

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2007-12-31

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

TOTAL of Measured resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Measured	606,200	3.30	0.72	1.40	0.15	17.37	1.85	7.51	1.58
0.50 - 2.50	Measured	449,400	3.31	0.91	1.86	0.19	21.65	2.49	8.79	2.04
1.00 - 2.50	Measured	299,900	3.33	1.11	2.68	0.23	24.30	3.72	9.95	2.69

TOTAL of Indicated resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Indicated	1,318,300	3.30	0.72	1.41	0.12	17.16	1.43	7.11	1.58
0.50 - 2.50	Indicated	955,900	3.32	0.92	1.91	0.15	21.89	1.97	8.07	2.08
1.00 - 2.50	Indicated	645,600	3.34	1.12	2.74	0.18	26.55	2.91	8.71	2.73

TOTAL of Measured+Indicated resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Measured + Indicated	1,924,500	3.30	0.72	1.40	0.13	17.22	1.56	7.2	1.58
0.50 - 2.50	Measured + Indicated	1,405,400	3.31	0.92	1.90	0.16	21.81	2.13	8.3	2.06
1.00 - 2.50	Measured + Indicated	945,400	3.34	1.12	2.72	0.20	25.84	3.16	9.1	2.72

TOTAL of Inferred resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS+ES - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Inferred	30,118,200	3.25	0.36	0.19	0.09	7.09	0.07	7.12	0.53
0.50 - 2.50	Inferred	9,567,500	3.28	0.79	0.43	0.16	16.18	0.19	11.62	1.16
1.00 - 2.50	Inferred	4,056,100	3.28	1.23	0.73	0.24	25.23	0.44	14.36	1.84

Cutoffs are variable for zones Mix, Inc, BNW, LS and ES. Cutoff is fixed for US. See details below.

The following details are structured in order to be compared to the 2007 resources of the PEA.

Resources Details to Compare with 2007 US Resources of the Bolivar Project

TOTALS for US** resources of the Bolivar Project

Cutoff grade = 2.5% Cueq

Classification	Tons	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
Total Measured	84,000	3.48	1.45	8.12	0.20	32.78	13.20	5.29	5.79
Total Indicated	210,900	3.48	1.31	7.42	0.15	38.64	8.86	5.85	5.32
Total Measured + Indicated	294,900	3.48	1.35	7.62	0.16	37.0	10.10	5.7	5.45
Total Inferred	387,900	3.42	1.54	5.64	0.14	44.37	4.49	8.84	4.70

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

**: includes Mix, Inc and BNW areas

Resources of the Lower Skarn (LS) of the Bolivar Project

The Cutoff applied in the LS %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	283,300	3.27	0.73	0.09	0.22	15.4	0.02	12.1	0.94
	Indicated	611,500	3.27	0.64	0.08	0.16	13.0	0.01	10.6	0.82
	Measured+Indicated	894,800	3.27	0.67	0.08	0.18	13.7	0.01	11.1	0.86
	Inferred	28,615,000	3.27	0.33	0.10	0.08	6.4	0.00	7.2	0.45
0.25	Measured	251,000	3.27	0.81	0.10	0.24	17.2	0.02	13.6	1.05
	Indicated	517,100	3.27	0.75	0.09	0.19	15.1	0.01	12.0	0.96
	Measured+Indicated	768,000	3.27	0.77	0.09	0.21	15.8	0.01	12.5	0.99
	Inferred	17,341,200	3.27	0.49	0.15	0.12	9.5	0.01	9.8	0.67
0.50	Measured	201,900	3.27	0.93	0.11	0.28	20.0	0.02	15.3	1.21
	Indicated	385,900	3.27	0.90	0.10	0.23	18.0	0.01	13.8	1.15
	Measured+Indicated	587,800	3.27	0.91	0.10	0.25	18.7	0.02	14.3	1.17
	Inferred	8,306,200	3.27	0.75	0.19	0.16	14.5	0.01	12.5	0.99
0.75	Measured	159,000	3.27	1.06	0.12	0.32	22.6	0.02	17.1	1.37
	Indicated	281,600	3.27	1.07	0.10	0.27	20.9	0.02	15.6	1.35
	Measured+Indicated	440,600	3.27	1.06	0.11	0.29	21.5	0.02	16.2	1.36
	Inferred	4,284,500	3.27	1.08	0.16	0.23	20.8	0.01	15.1	1.37
1.00	Measured	125,500	3.27	1.17	0.12	0.36	23.1	0.02	18.3	1.50
	Indicated	215,800	3.27	1.19	0.11	0.31	22.1	0.02	16.6	1.49
	Measured+Indicated	341,300	3.27	1.18	0.12	0.33	22.5	0.02	17.2	1.50
	Inferred	3,196,000	3.27	1.22	0.16	0.26	23.2	0.01	16.4	1.54
1.25	Measured	92,000	3.27	1.29	0.13	0.39	23.2	0.02	19.4	1.64
	Indicated	143,500	3.27	1.34	0.13	0.35	23.7	0.02	17.6	1.68
	Measured+Indicated	235,400	3.27	1.32	0.13	0.36	23.5	0.02	18.3	1.66
	Inferred	2,039,700	3.27	1.41	0.18	0.31	26.7	0.01	17.6	1.78
1.50	Measured	58,000	3.27	1.41	0.15	0.41	24.5	0.02	20.0	1.79
	Indicated	80,900	3.27	1.56	0.14	0.39	25.0	0.02	18.4	1.92
	Measured+Indicated	139,000	3.27	1.50	0.14	0.40	24.8	0.02	19.1	1.86
	Inferred	1,252,800	3.27	1.63	0.17	0.37	29.8	0.01	18.6	2.04
1.75	Measured	29,400	3.27	1.55	0.16	0.44	26.6	0.02	20.0	1.96
	Indicated	54,400	3.27	1.69	0.15	0.39	25.7	0.03	17.0	2.07
	Measured+Indicated	83,800	3.27	1.64	0.16	0.41	26.0	0.02	18.0	2.03
	Inferred	836,700	3.27	1.81	0.17	0.42	32.5	0.01	19.2	2.24
2.00	Measured	11,000	3.27	1.68	0.18	0.45	27.9	0.04	15.2	2.11
	Indicated	31,500	3.27	1.83	0.16	0.38	25.9	0.03	16.4	2.21
	Measured+Indicated	42,500	3.27	1.79	0.16	0.40	26.4	0.03	16.1	2.18
	Inferred	485,600	3.27	2.04	0.19	0.42	37.9	0.01	20.4	2.52
2.25	Measured	400	3.27	2.06	0.24	0.34	31.1	0.00	28.9	2.49
	Indicated	6,900	3.27	2.20	0.18	0.27	32.5	0.01	22.4	2.59
	Measured+Indicated	7,400	3.27	2.19	0.18	0.27	32.4	0.01	22.8	2.59
	Inferred	338,900	3.27	2.20	0.19	0.39	41.1	0.01	21.0	2.69

10.Detailed recommendations are listed at the Item 19 of this report.

Yann Camus, Eng. April 17th, 2008
Qualified Person

Table of Contents

List of Tables

List of Figures

1- Introduction

This technical report presents an update of the resources of the Bolivar Project mineral deposit. This will allow Dia Bras to verify the progress of the project taking in account the new drilling from August 1st of 2007 to December 31st of 2007.

In this document, the following terms are used:

Dia Bras: Dia Bras Exploration Inc
Geostat: Systèmes Géostat International Inc., firm of consultants mandated to complete this study.

Geostat personnel wrote this report in accordance to the National Instrument 43-101 Policy guidelines. This report was requested by Dia Bras.

Terms of reference

Geostat was retained by Mr. François Auclair, Vice President Exploration of Dia Bras Exploration Inc. (Dia Bras), to prepare an independent technical report on the Bolivar advanced exploration project, situated some 250 km southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico (See next figure). The purpose of this report is to provide our independent assessment of the Mineral Resources of the Bolivar Project, which comprises twenty-one mineral concessions. The technical report is conformable to NI 43-101 Standards of Disclosure for Mineral Projects. Geostat visited the property on from August 1st to 3rd, 2007, and from February 8th to 11th, 2008.

Dia Bras is a reporting issuer listed on the Toronto Stock Venture Exchange (TSX-V). It is involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and gold properties in Mexico, which are owned and operated by its Mexican subsidiary, Dia Bras Mexicana S.A. de C.V.

Dia Bras' 21 mineral concessions have 25-year to 50-year terms, expiring in 2030 to 2060. The concessions, which cover a total area of approximately 8,045 ha, comprise:

- The Bolivar mine property covering an area of approximately 63.5 ha, including the formerly producing Bolivar Mine and the mining concession.

- A number of other exploration concessions at early stages of exploration. These consist of twenty (20) mineral concessions and are located to the south, southeast, west, and north of the Bolivar Mine.

For the purpose of simplicity, the mine concession as well as the adjacent exploration concessions are referred to as the Bolivar Property. Currently, Dia Bras is carrying out a diamond drilling program on the property.

For this report Geostat carried out:

- Site visits to the property from February 8th to 11th, 2008.

- Visual inspection of a number of drill sites.

- A review of recent drilling results by Dia Bras.

- Independent sampling of 30 samples taken from drill holes core. Geostat sent these samples for independent assays at Activation laboratories in Ancaster, Ontario.

- Estimation of the Mineral Resources of the Bolivar base metal deposit.

This report discusses the Bolivar Mine mineral concession and its Mineral Resources. The concession hosts a number of discontinuous lenses with skarn-type Cu-Zn-Ag-Au mineralization. The lenses vary in thickness from less than one metre to eight metres, extend more than 350 m (aggregate) along strike, and may extend up to 200 m (aggregate) at depth.

This report does not discuss the results of diamond drilling carried out within the other mineral concessions of the Bolivar Project. Geostat has not searched title to the property, and has relied on technical data contained in reports of past exploration, mining and development work and title documents supplied by Dia Bras.

Information for this technical report, supplied by Dia Bras, was collected during the first and second site visits by Geostat to the Bolivar Mine, the exploration camp at Cieneguita and at the Dia Bras office in Chihuahua. Mr. Yann Camus, P.Geo., Consulting Geologist with Geostat, visited the Bolivar Mine in August xx, 2007, from February xx to xx, 2008. He toured the Bolivar area and reviewed procedures and methodology used by Dia Bras in its data entry system. He also reviewed field practices used by Dia Bras staff. Mr. Camus is a Qualified Person and is responsible for all sections of this report.

This report is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

In preparation of this report, Mr. Camus reviewed technical documents, reports and other sources of information as listed at the end of this report. Mr. Camus also held discussions with Dia Bras staff and other professionals knowledgeable on the project including:

- Dr. Thomas L. Robyn, Chairman of Dia Bras.
- Mr. François Auclair, Vice President Exploration of Dia Bras Exploration Inc.
- Ing. Roberto Banda Monsivais, Project Manager
- Ing. Luis M. Medrano Hurtado, Director of Operations
- Ing. Ramon Villegas Mero, General Manager, Malpaso Plant
- Ing. Hector F. Gonzalez Ramirez, Geologist
- Mr. Jacques Marchand, Internal Consultant with Dia Bras.
- Mr. Jorge A. Hinostroza, Database Manager

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.


UNITED STATES OF AMERICA
N
Bolivar Project
Chihuahua
Gulf of California
SIERRA MADRE OCCIDENTALE
Gulf of Mexico
Mexico City
North Pacific Ocean
BELIZE
GUATEMALA
HONDURAS
EL SALVADOR
Golfo de Tehuantepec
LEGEND
Dia Bras project
Dia Bras mill
500 km

Figure 1: Location of Bolivar Project

1.1 List of abbreviations

In this report, monetary units are in United States dollars (US$). The metric system of measurements and units is used throughout the report except for the gold quantities, which are reported in Troy ounces. A table showing abbreviations used in this report is provided below.

tonnes or mt	Metric tonnes
tpd	Tonnes per day
tons	Short tons (0.907185 tonnes)
kg	Kilograms
g	Grams
oz	Troy ounce (31.1035 grams)
g/t	Grams/tonne or ppm
ppm, ppb	Parts per million, parts per billion
ha	Hectares
m	Meters
km	Kilometres
m^3	Cubic meters

Table 1: List of abbreviations

2- Reliance on Other Experts

No reliance on other experts was needed for this report.

3- Property Description and Location

The information has been updated from the preliminary economic assessment (PEA) NI43-101 technical report dated November 9th 2007 by Geostat. The PEA is available on Sedar www.sedar.com.

The Bolivar Property is located approximately 250 km (386 km by road) southwest of Chihuahua, the capital of the State of Chihuahua. The property is situated some 10 km southwest of Urique, and lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, commonly with high relief. Dia Bras holds interests in seventeen mineral concessions in the area, covering approximately 7,460 ha.

The Bolivar Cu-Zn deposit is located within the 63.6 ha Bolivar mineral concession that has a term of more than thirty-four years, expiring at least in 2037. Production from the Bolivar Mine, an old Cu-Zn producer, is not subject to any royalties. The old mine is close to several small villages.

3.1 Property Status

Dia Bras holds interests in twenty-one mineral concessions in northwestern Mexico. The mineral concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua. The mineral concessions cover a total area of approximately 8,040 ha, and are situated within the municipality of Urique.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2037. Production from the Bolivar Mine, an old Cu-Zn producer, is not subject to any royalties.

On September 10, 2004, Dia Bras purchased the Bolivar Mine concessions from Sr. Javier Octavio Bencomo Muñoz (Bencomo), on behalf of the Bencomo Family on the one hand, and on the other hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S. de C.V. (Senda), who are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, additional mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda.

3.2 Land Tenure

The Bolivar Project includes three groups of exploration properties. These are the Bolivar, Mezquital, and Florida groups, which comprise the seventeen mineral concessions. Work credits are sufficient to keep all of the concessions at least until 2037.


Dia Bras Mexicana
BOLIVAR PROJECT
Concession Map

Figure 2: Mineral Concessions Map

BOLIVAR PROJECT

	HELD BY	NAME	TYPE	AREA	FILE No.	TITLE No.	EXPIRY
2	Polo y Ron Minerales	*San Jose*	Explotación	462.00	1/1/01501	226004	14/11/2055
3	Polo y Ron Minerales	*Ampliación San Jose*	Exploración	229.53	099/02578	223025	04/10/2054
4	Polo y Ron Minerales	*Val*	Exploración	95.23	016/24524	223016	04/10/2054
5	Polo y Ron Minerales	*Val Fracción*	Exploración	0.13	016/24524	223017	04/10/2054
6	Polo y Ron Minerales	*Val 1*	Exploración	36.27	016/24793	223018	04/10/2054
[redacted]							
		TOTAL SUPERFICIE		7,439.42			

DIABRAS MEXICANA AL 100%	Inscritas ya en el Registro Público de Minería a favor de Dia Bras Mexicana al 100%.
TRAMITE A FAVOR DE DIA BRAS MEXICANA	Inscripción en trámite en la Dirección General de Minas.
LOTES 50% DIA BRAS MEXICANA	Inscripción del 50% a favor de Dia Bras, actualmente esta en tramite la inscripción por el otro 50%.
LOTES NO CONTRATADOS	Lotes sin contrato.

Figure 3: List of titles Dia Bras (2008) / Verified by Dia Bras

The project is separated into 3 regions:

Bolivar region

Included titles: Bolivar, Bolivar III, Bolivar IV, La Chaparrita, Piedras Verdes

Bolivar III and Bolivar IV: Inscription of 50% in favor of Day Bras, at the moment the company is actively negotiating to obtain the other 50%.

All other titles are 100% Dia Bras.

Mezquital region

Included titles: Mezquital, Mezquital Fraction 1, Mezquital Fraction 2, Mezquital Fraction 3

All titles are 100% Dia Bras.

Florida region

Included titles: San José, Ampliacion San José, Val, Val-1, Val Fraction, El Gallo, La Mesa, La Cascada

San José, Ampliacion San José, Val, Val-1 and Val Fraction : An agreement give rights to Dia Bras.

El Gallo, La Mesa and La Cascada titles are 100% Dia Bras.

SUMMARY OF AGREEMENTS TERMS

Agreement with Dia Bras:	Number of titles	Agreement type	Paid US $	Pending US $	TOTAL US $	Investment US $	Royalty NSR %
POLO Y RON MINERALES (2004-08-10) "LA CASCADA"	1	Cession Of Rights	$10,000	$0	$10,000	$0	0
*POLO Y RON MINERALES (2004-08-10) "GRUPO SAN JOSÉ"	5	Mining Exploration Purchase Option	$204,500	$0	$204,500	$150,000	3%, el 2% a $3 M
**JAVIER BENCOMO MUÑOZ Y ESPOSA "BOLIVAR III Y BOLIVAR IV"	2	Cession Of Rights	$1,283,125	$28,125	$1,311,250	$0	0
POLO Y RON MINERALES (2004-10-28) "PIEDRAS VERDES"	1	Cession Of Rights	$200,000	$0	$200,000	$0	0
POLO Y RON MINERALES (2005-11-11) "GRUPO MEZQUITAL"	5	Cession Of Rights	$5,000	$0	$5,000	$0	0
SENDA DE PLATA "LA CHAPARRITA"	1	Cession Of Rights	$15,000	$70,000	$85,000	$0	0
***Titles "BOLIVAR"	1	Cession Of Rights	$15,000	$70,000	$85,000	$0	0
Title reported by "LA MESA"	1	Staked by Dia Bras	-	-	-	_	-
	17						

Notes

* Investment of US $150,000 required

When an investment of US $1,000,000 is reached, 50% is released

The other 50%, will be released when an other US $1,000,000 investment is made.

Two other payments of US $62,500 were aded to the agreement.

** This payment is divided in four: Bertha Muñoz de Bencomo, payment of US $ 675,000; Carmen Beatriz Chavez Marquez, payment of US $ 300,000; interests payment of US $ 30,000; Minera Senda de Plata, payment of US $ 250,000.

*** Titles Bolivar and La Chaparrita were aquired with and agreement dated 2007-01-30.

Figure 4: Summary of agreements terms

3.3 Property Status

Dia Bras holds interests in twenty-one mineral concessions in northwestern Mexico. The mineral concessions are located approximately 250 km (straight line) southwest of the capital City of Chihuahua, State of Chihuahua. The mineral concessions cover a total area of approximately 8,040 ha, and are situated within the municipality of Urique.

The Bolivar Cu-Zn deposit is located within the 63.5 ha Bolivar mineral concession that has a term of twenty-five years, expiring in 2037. Production from the Bolivar Mine, an old Cu-Zn producer, is not subject to any royalties.

On September 10, 2004, Dia Bras purchased the Bolivar Mine concessions from Sr. Javier Octavio Bencomo Muñoz (Bencomo), on behalf of the Bencomo Family on the one hand, and on the other hand, Sra. Carmen Beatriz Chavez Márquez, and Minera Senda de Plata, S. de C.V. (Senda), who are the direct owners of the surface rights that cover all of the current mining and related infrastructure at the Bolivar Mine, which comprises the Bolivar, Bolivar III and Bolivar IV concessions. When necessary, additional mining agreements will be negotiated and signed with the individual surface owners for other areas within the concession not owned by Bencomo or Senda.

The Bolivar, Bolivar III, Bolivar IV, and La Chaparrita concessions are held as mining (exploitation) licences. The remaining sixteen are held as exploration licences. Scott Wilson RPA understands that since the old San José Mine, Bolivar Mine and La Increible Mine operations were being worked before the current (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

Agreement	Cash payments (US$)			Work Commitments (US$)	Total (US$)
	Paid	Pending	Subtotal		
Bolivar III & IV	1,283,125	28,125	1,311,250	0	1,311,250
Mezquital+Cascada	15,000	0	15,000	150,000	165,000
Piedras Verdes	200,000	0	200,000	0	200,000
La Chaparrita	15,000	70,000	85,000	0	85,000
Bolivar	15,000	70,000	85,000	0	85,000
Total	1,528,125	168,125	1,696,250	150,000	1,846,250

The above concessions are subject to a rental fee of approximately 164 Mexican Pesos / ha (totalling approximately M$1.3 million, or approximately US$120,000) for the current year to the Government of State of Chihuahua.

San José Agreement

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the San José silver and base metal properties by incurring exploration expenditures of US$1,638,000.

The last payment of US$37,500 for the San José project was paid in January 2008.

As per the agreement, advance royalty payments of US$62,500 are scheduled for July 2008 and July 2009.

La Chaparrita

In January 2008, the Company entered into a right purchase agreement regarding the Chaparrita property for a total payments of US$85,000 as follows:

- US$15,000, paid in January 2008 (Paid).
- US$15,000 due in July 2008 (Not Paid).
- US$55,000 due on January 2009 (Not Paid).

Bolivar

In January 2008, the Company entered into a right purchase agreement with Marina Fernandez regarding the Bolivar property for a total payment of US$85,000 as follows:

- US$15,000, paid in January 2008 (Paid).
- US$15,000 due in July 2008 (Not Paid).
- US$55,000 due on January 2009 (Not Paid).

Mezquital Concessions

On September 20, 2004, Dia Bras entered into an Option to Purchase Agreement with Polo y Ron Minerales, S.A. de C.V. (Polo y Ron or P&RM) and Raul Tarin (Tarin), for the Mezquital concessions. These included La Cascada, Mezquital, Mezquital I, Mezquital II, Mezquital III, and El Gallo concessions. The terms of the agreement included a total cash payment of US$100,000, of which US$10,000 was paid in October 2004, and annual exploration expenditures of US$50,000 over three years (total, US$150,000). On October 29, 2004, Dia Bras acquired the Mezquital concession by agreeing to the terms of the above agreement. On that date, Polo y Ron and Tarin transferred their rights to the Mezquital concession to Dia Bras.

Piedras Verdes Concession

In December 2003, Dia Bras entered into an Option to Purchase Agreement with Tarin regarding the Piedras Verdes concession. The terms of the agreement included a total cash payment of US$200,000, as follows:

- December 2003, US$55,000 (paid)
- December 2004, US$60,500 (paid)
- December 2005, US$65,000 (Paid)
- December 2006, US$20,500 (Paid)

4- Accessibility, Climate, Local Resources, Infrastructures and Physiography

Because there is no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

4.1 Accessibility

Access to the Bolivar Mine area is by paved road (approximately 305 km from Chihuahua) and a further approximately 80 km by all-season gravel roads to the village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

4.2 Climate

The climate in western Chihuahua is semi-arid, with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C, with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year (Banda, 2005). In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

4.3 Local resources

Electricity for the Bolivar Mine operations is provided by on-site diesel generators. Dia Bras will shortly obtain electricity from the Mexico main grid system with back-up generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The villages of Piedras Verdes and Cieneguita are located close to the Bolivar mineral concession, with a combined population of approximately 1,000 people (approximately 750 for Cieneguita and 250 for Piedras Verdes), including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

4.4 Infrastructures

Mexico in general has a well developed infrastructure of communications, roads, airports, and seaports and there is a fairly high literacy rate among the population, with an ample supply of skilled and unskilled labour.

The Town of Creel, the largest town in the area, is situated some 160 km (by road) northeast of the Bolivar Mine, and is an agro-industrial town. Infrastructure support and availability of trained miners proximal to the various concessions is limited, but is available at Creel as well as the cities of

Cuauhtémoc and Chihuahua. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions.

The mineral concessions are situated along the Sierra Madre Occidental mountain chain. Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

4.5 Physiography

Outcrops are common in the area and occur along road cuts and creeks. Overburden thickness ranges from one metre to three metres, with an average thickness of approximately 1.5 m. Overburden consists of unconsolidated conglomerate with pebble sand boulders of volcanic rocks in a matrix of sand and minor clay. A layer of recent volcanic ash may also comprise part of the overburden.

The land around the Bolivar Mine is used for agriculture. The villages in the area use the land to raise cattle, but it is not used to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

5- History

Since there is no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

5.1 Bolivar Mine Area

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District, and the Urique District.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material which was mined is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn (Banda, 2005).

5.2 Other Mineral Concessions

In 1632, a native silver vein was discovered at La Nevada near Batopilas, some 30 km east of the Santa Maria Property. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of the 18th Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910. Since 1915, there have been sporadic attempts to develop mineral deposits in the area, and some 300 million ounces of silver are reported to have been produced from the Batopilas District.

Gold Corp owns the El Sausal gold deposit situated some 13 km west of Batopilas, which was discovered in 1996 by Francisco Gold Corporation (FGC) (Francisco Gold, 2002). The Mineral Reserves of the El Sausal deposit are reported to be in the order of 18.9 million tonnes at an average grade of 3.37 g/t Au, and the planned annual production rate is some 190,000 ounces of gold over a 10 year mine life.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Small scale underground mining of the San

José de Pinal Mine, a polymetallic skarn deposit, was carried out from 1968 to 1970, and ore grades were reported to be in the order of 3% Zn, 6% Cu and 350 g/t Ag. This deposit is located within the Piedras Verdes District (Nofrieta, 1989 and Perez et al, 1994).

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita. In the 1990s, Glamis developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of these heap leach pads.

6- Geological Setting

Since there is no material change in the information, this part adds to the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

6.1 Regional Geology

The geomorphology of western Chihuahua State consists of three major terranes. A northwest trending, 80 km to 100 km wide mountain chain (Sierra Madre Occidental) parallels the coastline of Baja California along the western margin of the country, and hosts numerous base and precious metal deposits and occurrences. To the east, is a 200 km to 300 km wide central valley, which is bounded by another mountain chain (Sierra Madre Oriental) in the eastern part of the State of Chihuahua. Between the two mountain chains, the area is underlain by Tertiary, Mesozoic, and Palaeozoic rocks. The general area of the Bolivar Property is also underlain by Tertiary and Mesozoic rocks.

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication by the Consejo de Recursos Minerales (CRM), of the Mexican Ministry of Mineral Resources (Vargas et al, 1994, and Velazquez and Fragoso, 1987).

The Bolivar Property is situated within the Batopilas Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The Batopilas District is underlain by the Lower Cretaceous sedimentary and volcanic rocks of the Urique Group. These rocks are also considered as the "basement rocks" in the area and are overlain by an up to 3 km thick sequence of Upper Cretaceous to Lower Tertiary predominantly intermediate to felsic volcanic rocks of the Lower Volcanic Suite (LVS). In the Bolivar area the LVS is reported to be approximately 750 m thick.

The rocks of the LVS are overlain by younger continental rhyolitic and dacitic ignimbrites (up to 1.5 km thick) of the Upper Volcanic Suite (UVS), which are interpreted to be Middle Tertiary in age. In general, the rocks in the areatrend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

A number of lineaments with mineral potential have been recognized within the Batopilas Mining District. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure.
- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Barranca del Cobre which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.

- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m and includes several narrow (~1 m wide) structures. The mineral districts within the Sierra Madre Precious Metal Belt include:
- Piedras Verdes District: This district contains contact metasomatic (or skarn) type mineralization at the contact between Cretaceous marble or hornfels and Tertiary felsic intrusive bodies, such as that at Piedras Verdes, which hosts the Bolivar Mine, where ore was shipped to Bahuichivo. Mineralization comprised coarse sphalerite and chalcopyrite with minor pyrite and bornite (McMillan, 1997 and CRM, 1994).
- Urique District: This area is located approximately 12 km northeast of the Bolivar Mine and is characterized by classical gold-rich fissure veins, such as the Rosario Vein hosted by andesitic flows of the LVS. This vein had been mined by gambusinos (artisanal miners) and records indicate that, in 1929, production from this mine was 2,891 tonnes of ore containing 44 kg of gold, 1,061 tonnes of silver, 7,990 kg of lead, and 2,686 kg of copper at an average grade of some 15.2 g/t Au, 367 g/t Ag, 0.28% Pb, and 0.09% Cu (McMillan 1997 and CRM 1994).
- Reforma District: This district is located some 20 km south-southwest of the Bolivar Mine Property. It is also characterized by contact metasomatic (or skarn) type mineralization. At the Reforma Mine, exploration work dates back to the 1940s, but mining work started in 1967. Mining production from 1970 and 1980 is reported to be some 1,364,000 tonnes at an average grade of 0.5 g/t Au, 92.56 g/t Ag, 9.1% Pb, 2.52% Cu, and 30% Zn (McMillan 1997 and CRM 1994).
- Lluvia de Oro District: This area is located some 3 km east of the Reforma District and 19 km south-southwest of the Bolivar Mine Property . It hosts the Lluvia de Oro, Los Vazquez, and La Patria mineral deposits. These deposits are described as veins and mantos hosted by silicified Cretaceous volcanic and sedimentary rocks with interlayered andesitic flows, tuffs, quartzites, conglomerates, limestones, and shales. The Lluvia de Oro area was discovered in 1899 and operated from 1903 to the late 1930s. An estimated 100,000 tonnes of ore with grades as high as 312 g/t Au and 850 g/t Ag are reported to have been produced from this district. Production from 1936 is also reported to have been some 1,065 tonnes at an average grade of 12.7 g/t Au and 106 g/t Ag. Mineral Resources of the Lluvia de Oro, Los Vazquez and La Patria deposits are reported to contain some 2.11 million tonnes at an average grade of 2 g/t Au and 23 g/t Ag (McMillan 1997 and CRM 1994).
- Cieneguita de Los Trejo deposit: This deposit is located at the outskirts of the village of Cieneguita. It was reported to contain some 1 million tonnes of Mineral Reserves at an average grade of 1.5 g/t Au and was mined by Glamis from 1997 to 2000 (Banda 2005 and McMillan 1997).

6.2 Property Geology

The Bolivar and other properties in the area are underlain by a 750 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about detailed geology of the area. Regional mapping by the CRM, however, suggests that approximately 60% to 70% of the area of the property is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes.

Based on outcrops and published information (Wilkerson et al., 1988), the sequence of the lithologic units present within the four properties is interpreted to be, from top to bottom, as follows:

- Yarbanis Formation (Ty): massive rhyolite ignimbrites.
- Casas Coloradas Formation (Tcc): Rhyolitic tuff and felsic flow breccia.
- Cinco de Mayo conglomerate (Tcc).
- El Arenal flow breccia (Tca): With purple porphyritic lithic fragments.
- San José flow breccia (Tsj): With olive green aphanitic lithic fragments.
- Las Tahonas granodiorite (Ktlt): Porphyritic with white orthoclase, milky and clear quartz, and biotite, intrudes Ktd and Ktp.
- Dolores Micro-quartz diorite: Sub-phaneritic to sub-aphanitic, with plagioclase, augite and biotite, intrudes Ktp.
- Pastrana dacite (Ktp): Includes three phases:
  - Phase I: With aphanitic olive green matrix.
  - Phase II: With aphanitic olive green matrix and augite phenocrysts.
  - Phase III: With aphanitic olive green matrix, augite and plagioclase phenocrysts.

Structural data from outcrops within the Bolivar Property, as well as from drill core, indicate that the dominant bedding orientation is the regional northwest striking and gently to moderately northeast dipping units of limestones, calc-silicate, and volcanic rocks. A number of outcrops clearly exhibit northeast trending tight folding, such as the one near the shaft at the Bolivar Mine. Recent field visits by Scott Wilson RPA also suggest that several northeast trending shear zones and other structures in the area are coincident with northeast trending gullies. Not all of these gullies, however, are shown on the topographic maps available to date.

Some generalized cross sections indicate the possible presence of other mineralized pods of skarn-type mineralization in the marble close to the Piedras Verdes granodiorite. Dia Bras has identified a number of targets which are situated along the postulated eastward extension of the Alta Ley mineralization (of the Rosario Trend) towards the La Increible Mine. These targets are covered by a 100 m to 200 m sequence of andesitic rocks. Based on results of a few holes drilled east of the Rosario Trend, Geostat is of the opinion that these are valid exploration targets.

6.2 Tectonic Setting

Tectonic movements accompanied by the extensive volcanism in the Sierra Madre Occidental system during the Late Cretaceous to Tertiary period formed the large volcanic belt in western Mexico. Magmatic activity during this period resulted in the formation of the LVS and UVS series in the Batopilas region. Andesitic to rhyolitic rocks deposited during this volcanic period are related to the base metal and gold mineralization in the Batopilas region. Ore emplacement is also related to the extensive northwest, northeast, and north-trending faults that created large block structures in the Batopilas region.

The area around Bolivar has undergone block faulting. Three major sets of faults are recognized. These are:

- North-northwest trending faults, such as the fault zone along the Rosario Trend.
- East-southeast trending faults, such as the Fernandez Trend near the Bolivar shaft.
- North trending faults, such as the Santa Maria Fault Zone.

7- Deposit Types

Since no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper deposits, skarn deposits to structurally controlled epithermal gold and silver mineralization. The types of deposits reported in the Batopilas District include:

- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite, and hematite. Pods of massive sphalerite, with lesser chalcopyrite, galena and pyrite, are associated with northeast trending structures which cut the main northwest trending El Sausal-Cieneguita Lineament, such as those at the Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.
- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.
- Porphyry-type copper mineralization: An area of approximately 5 km2, some 2 km southwest of Batopilas, exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.

Work carried out to date by Dia Bras and by earlier operators indicates that the Bolivar and other properties in the area are situated in geologic environments which host skarn-type gold-polymetallic deposits. Skarn-type metasomatism with diagnostic minerals, such as magnetite, garnet, epidote, actinolite, diopside, sphalerite and chalcopyrite, is present within altered limestones at the Bolivar Mine and the many outcrops of calc-silicates situated between the old La Increible Mine and the Bolivar Mine. Fine-grained disseminated pyrite also is associated with the rusty zone with abundant fracturing and garnet/epidote alteration (endoskarn) close to and along the road at the La Increible Mine within the Piedras Verdes mineral concession. These features suggest that the geologic model is hydrothermal gold-polymetallic sulphide (skarn) mineralization associated with calc-silicate layers (Stanton, 1972).

The skarn mineralogy at Bolivar is not well understood. There are three mineralogical types of skarn that are recognized in the area: epidote skarn, garnet skarn, and pyroxene skarn. Even though the spatial distribution, relative abundance, and paragenesis of each type are not yet determined, geological mapping and field observations in the area indicate that the type of skarn mineralization at Bolivar is of the calcic skarn type, as discussed further in the next section: Mineralization.

8- Mineralization

This part was adapted from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

8.1 Genetic Model

Skarn deposits are generally hosted within zones of exoskarn alteration with different shapes, which vary from stratiform to vein like to sharply discordant. "The amount of exoskarn developed ranges from narrow zones up to large envelopes that involved the generation of several cubic kilometres of skarn alteration. The associated mineralogy is often volumetrically small compared to the total size of the skarn" (Ray and Webster, 1991). Formation of the envelopes is an evolving, complex process, but the paragenetic stages are common to many calcic skarns, as follows:

- Magmatic intrusion into relatively cool host rocks leading to the production of an isochemical, contact metamorphic calc-silicate or biotite-rich hornfels.
- Infiltration of magmatic hydrothermal fluids into surrounding country rocks, resulting in multiple stages of metasomatic garnet-pyroxene±amphibole prograde skarn assemblages (envelope). The margins of the metasomatic envelope may pass out into a fine-grained pyroxene-rich hornfels-like rock or skarnoid.
- Retrograde alteration of the prograde skarn assemblages as the envelope cools. This results in the formation of lower temperature hydrous phases, such as chlorite, epidote, amphibole, and scapolite. Sometimes, this stage is associated with the introduction or redistribution of mineralization" (Ray and Webster, 1991).

Skarn deposits are distributed worldwide. The major skarns around the world are listed as:

- Iron skarns:
  - Calcic skarns (Tasu BC) and Peschansk (Russia)
  - Magnesian skarns (Eagle Mountain, California)
- Tungsten skarns:
  - Reduced tungsten skarns (Mactung, NWT)
  - Oxidized skarns (Osgood Mountains, Nevada)
  - Other skarns (Bonfim, Brazil)
- Copper skarns:
  - Associated with porphyry copper deposits (Twin Buttes, Arizona and Bingham, Utah)
  - Associated with barren stocks (Phoenix, BC)
- Zinc-lead skarns (Santa Eulalia, Mexico)
- Molybdenum skarns (Mount Tennyson, NSW, Australia)
- Tin skarns (Lost River, Alaska)
- Gold and silver skarns (Phoenix, BC, Carr Fork, Utah, McCoy, Nevada, etc.)

Most major iron, gold, tungsten, molybdenum and zinc skarns, and some copper skarns are found within Phanerozoic orogenic belts (Ray and Webster, 1991). Magnetite is the main ore mineral in iron skarns, while chalcopyrite, scheelite, molybdenite, and cassiterite are the principal economic minerals for copper, tungsten, molybdenite, and tin skarns, respectively. Zinc-lead skarns are characterized by sphalerite and galena (Ray and Webster, 1991).

The most common gangue sulphides are pyrite and pyrrhotite. The main gangue minerals in calcic skarns are pyroxene and garnet with subordinate and variable amounts of amphibole, carbonate, epidote, chlorite, and wollastonite. Garnets in skarn have a wide range of colour.

Copper Skarns

Most of the major copper skarns in the world are associated with granodiorite to quartz monzonite stocks emplaced in continental margin orogenic belts (Ray and Webster, 1991). Copper skarns are generally characterized by:

- An association with high to intermediate-level felsic porphyritic stocks.
- Proximity to stock contacts.
- High garnet-to-pyroxene ratios.
- Moderate to high sulphide content.
- Relatively oxidized mineral assemblages.

Zinc-Lead Skarns

Zinc-lead skarns are generally characterized by:

- An association with granodiorite to leucogranite stocks or breccia pipes.
- Deposits which formed near the margins of deeper level batholiths. These are generally smaller deposits.
- Deposits that tend to occur along structural or lithological contacts and may form at considerable distances from the source intrusions.
- Deposits which are sulphide-rich and pyroxene dominant (Ray and Webster, 1991). Many calcic zinc-lead skarns tend to be small (generally less than 3 million tonnes) but can grade up to 15% Zn and 10% Pb (Ray and Webster, 1991).

Iron Skarns

Iron skarns are generally of two types, either calcic skarns within island-arc assemblages or Cordilleran-type magnesian skarns developed within continental skarns, as noted above. In some calcic iron skarns, such as those of Vancouver and Texada Island, there is a stratigraphic control for the occurrence of iron; the stratigraphic top and bottom of the limestone are favourable host for skarn mineralization, where it is in contact with Jurassic gabbroic to granodioritic plutons. Magnetite is the main constituent in these skarns. In other types of skarn deposits, however, large amounts of by-product magnetite have also been produced (Ray and Webster, 1991).

8.2 Types of Mineralization

The sedimentary rocks of the Bolivar and the neighbouring properties have been affected by contact metasomatic alteration events. Limited mineralogical (thin section) work carried out by CRM and observations in the field show that the alteration assemblage within the calc-silicate rocks consists of green-brown garnet, epidote, diopside, plagioclase, magnetite, hematite, limonite, calcite and sulphide minerals, such as sphalerite, chalcopyrite, galena, bornite, and chalcocite. Secondary minerals of copper and zinc are commonly present as ubiquitous malachite staining (copper) along many cliffs and white powdery zones (zinc) at many old adits in the area.

Results of a mineralogical study (X-Ray Diffraction and polished section work) carried out by CRM are presented in Table 9-1. CRM used thin sections for the polarizing microscope under transmitted light and briquettes of crushed material from concentrate for ore microscopy with reflected light. This study shows that the major constituents of the mineralized material at Bolivar are sphalerite (>25%) and chalcopyrite (10% to 25%), with minor amounts (1% to 10%) of quartz. Trace amounts of galena, Kfeldspar, hematite, pyrite, smithsonite ($ZnCO_3$), and arsenopyrite are also reported.

RESULTS OF MINERALOGICAL STUDIES
Dia Bras Exploration Inc. – Bolivar Project, Mexico

Mineral /Chemical Formula	Composition
Sphalerite ZnS	Major (>25%)
Chalcopyrite $CuFeS_2$	Major (10% to 25%)
Quartz α- SiO_2	Minor (1% to 10%)
Galena PbS	Trace (0.1% to 1%)
K-Feldspar $KAlSi_3O_8$	Trace (0.1% to 1%)
Hematite Fe_2O_3	Trace (0.1% to 1%)
Pyrite FeS_2	Trace (0.1% to 1%)
Smithsonite $ZnCO_3$	Trace (0.1% to 1%)
Arsenopyrite $FeAsS$	Trace (0.1% to 1%)

Source: Poder Ejecutivo Federal, Consejo de Recursos Mine rales, Centro Experimental Chihuahua, 2004.
Note: Studies done by the X-Ray Diffraction (XRD) method, and by the use of polarizing microscopes under transmitted light as well as reflected light.

Table 2: Results of mineralurgical studies

The alteration assemblages at the Bolivar and other mineral properties in the area are associated with gold and polymetallic sulphide mineralizing events. Four events of mineralization are observed. These are:

- An early episode of polymetallic sulphide and gold mineralization: This is interpreted to be commonly present along the Rosario Trend. Massive zones of garnet and/or epidote and large patches (1 m x 5 m) of massive magnetite are associated with pods of sphalerite, chalcopyrite, galena, and pyrite. Typical drill hole intersections along this zone include:

  - 7.26% Cu, 38.8% Zn, 124.8 g/t Ag, and 0.59 g/t Au over 2.9 m in Hole DB04072.
  - 1.66% Cu, 4.92% Zn, 28.0 g/t Ag, and 0.1 g/t Au over 37 m in Hole DB04091.
  - 1.98% Cu and 0.45% Zn over 11 m in Hole DB05B124.
- A second episode of chloritization associated with the brecciated zones within the east-southeast trending structures, such as the Fernandez Structure. Trace amounts of disseminated pyrite and chalcopyrite are present in the breccias. These features are commonly observed in Drill Hole DB04061 with intersections of 3.6% Cu, 1.32% Zn, 250.5 g/t Ag, and 3.16 g/t Au over 9 m and 7.16% Cu, 21.9% Zn, 30.3 g/t Ag, and 0.06 g/t Au over 1 m.
- A third episode of gold mineralization associated with northeast trending fracture zones and veins within the Santa Maria Structure. These zones are, in general, 10 cm to <1 m wide and are typically associated with rusty outcrops of rhyolite containing limonitic pseudomorphs of pyrite.

A number of mineralized zones are present along the Rosario and Fernandez trends.

Skarn-type Cu-Zn-Ag-Au mineralization in the Bolivar area is structurally controlled and forms mineralized zones that are close to structures. It is possible that the mineralized zones occupy pre-existing fault structures and extensional openings formed during mineralization. The mineralized zones are dominant with calc-silicate minerals and variable quantities of quartz, calcite, and chlorite. Sphalerite and chalcopyrite are the predominant sulphides, commonly ranging from 10% to 30% (combined), with occasional massive sulphide zones. Minor amounts of disseminated pyrite are also present. In general, sulphides are medium to coarse-grained within the skarn zones, and are relatively uniformly distributed throughout the higher grade parts of the mineralized zones. The sulphides occur within the carbonate rocks, which they replace, a common feature in skarn-type mineralization (Park and MacDiarmid, 1964 and Ray and Webster, 1991).

8.3 Mineralized areas

Based on results of diamond drilling completed to date, there are at least sixty-two mineralized lenses at Bolivar. These lenses range from less than a metre up to 20 m in thickness, extend 25 m to 100 m along strike and up to 100 m in the vertical dimension. Geological interpretation of the mineralized zones on cross sections also indicates mineral zoning at Bolivar. Closer to the contact with the granodiorite intrusive, a relatively thicker copper-rich zone of mineralization, with low zinc values, appears to be prevalent. A narrower zone of similar copper-rich mineralization also occurs very close to the contact with the intrusive. Higher up the stratigraphic section, several lenses of zinc-copper mineralization are present. This type of zonal distribution of sulphides associated with skarn-type alteration assemblages of calc-silicates and iron-oxides are described at other mineral deposits in the Southwestern United States (Meyer and Hemley, 1967) and in other parts of the world (Ray and Webster, 1991).

Currently, there are at least eleven mineralized areas within the seventeen mineral concessions of the Bolivar project area. These are:

- Bolivar High Grade (Alta Ley) Zone
- Bolivar Zona Sur
- El Gallo

- Bolivar Noroeste (Northwest)
- La Increible
- La Pequeña
- San José de Piñal
- La Montura
- La Narizona/El Val
- Central Area
- Breccia

These mineralized zones are hosted within two main structural zones: the El Val – La Pequeña Structure and the San José del Pinal type vein structures. The El Val-La Pequeña Structures includes the Rosario, Fernandez and Brecha Linda trends.

8.3.1 Rosario Trend

The Rosario mineralized system is approximately 350 m long, with varying width from less than one metre to eight metres. It forms part of the El Val-La Pequeña Structure. Individual ore shoots within the lenses range from 20 m to 50 m long horizontally, and from 20 m to 50 m vertically. Strike orientations are generally north-northwest, and dips are from 20° to 40° to the northeast. All economic copper and zinc mineralization discovered and mined to date lies within 300 m of surface. Post-mineral faults locally disrupt and offset the mineralized zones.

The Rosario Trend is situated along the right flank of a northwest trending valley, which is part of the El Sausal-Cieneguita Lineament. Detailed cross sections and level plans of the Bolivar Mine area are discussed under a separate section of Mineral Resources. Near the shaft of the Bolivar Mine, the area exhibits typical skarn-related zinc and copper mineralization. Currently, there are at least thirty-three semi-massive to massive sulphide mineralized lenses recognized within this structure. From northwest to southeast, these are:

- Brecha Linda Oeste: twelve lenses.
- Brecha Linda Este: ten lenses.
- San Francisco: four lenses
- Bolivar Sur/El Gallo: six lenses.
- Magnetic skarn: one lens.

In addition to the above, at least fourteen mineralized lenses are recognized at the Bolivar Noroeste zone, situated from 100 m to 300 m north of the Bolivar shaft.

8.3.2 Fernandez Mineralized Structure

The Fernandez structure trends east-southeast and hosts the mostly gently dipping Fernandez Titanic and Selena lenses. It is situated just east of the Bolivar shaft and has been partly developed by eight sublevels. These are sublevels 835, 845, 848, 861, 854, 869, 870, and 906. Sulphide mineralization is confined to a 25 m wide structure, which has been traced some 100 m along strike in silicified limestones and andesitic rocks and that extends approximately 100 m in the vertical dimension. Recent diamond drilling has intersected this structure, with mineralization ranging from 7.16% Cu, 21.9% Zn, 30.3 g/t Ag and 0.06 g/t Au over 1 m to 3.6% Cu, 1.32% Zn, 250.5 g/t Ag and 2.16 g/t Au over 9 m in Drill Hole DB04B061. Recent drilling also suggests that this mineralized structure may extend further to the southeast, towards La Increible deposit. Dia Bras plans to test this target area by drilling.

8.3.3 Brecha Linda Structure

Mineralized lenses of the Brecha Linda Structure are oriented in north-northeast direction, but define an east-southeast-west-northwest trend, similar to the Fernandez Trend.

8.3.4 El Val – La Pequeña and La Narizona Structures

The mineralized zones within the El Val-La Pequeña and La Narizona structures are readily seen from the air and are situated along the cliffs with malachite staining as well as at relatively more resistant calc-silicate outcrops with abundant garnet, epidote and magnetite, which intermittently extend for more than 6 km along strike but may have limited (20 m to 30 m) lateral extent. From northwest to southeast, these are:

- La Increible Mine: This prospect is situated approximately 500 m east of the hill that hosts the Bolivar deposit. Mineralization consists of at least twelve small pods of massive sulphides (sphalerite and chalcopyrite) within an east trending, 1 m to 2.5 m thick zone, hosted by grey massive limestone, which extends up to 100 m in an easterly direction, where it is cut by the La Pequeña Fault. Previous development work at La Increible consists of an adit and minor old underground workings, including two small stopes. Outside the adit and along the gravel road, there is extensive pyritization within the altered granitic rocks. Typical endoskarn-type alteration includes epidotization, silicification and magnetite with associated pyritization. Pyrite is present as fine to medium-grained disseminations, as well as fracture coating material. This zone of pyritic material continues for about 700 m along the gravel road.
- El Val Medio: At this locality, the El Val Structure consists of an up to 50 m wide skarn zone at the contact between limestones and andesites. The mineralized zone is 1.5 m to 5 m wide, has a moderate dip to the northeast, and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite, with conspicuous malachite staining.
- La Pequeña: This area is situated some 1,300 m east of the old La Increible adit. Mineralization is similar to, but narrower than that at El Val Medio. At this locality, the mineralized zone is 0.5 m to 1 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite. Results of recent chip sampling by Dia Bras include grades ranging from 0.01% Cu, 0.41% Zn, 0.03% Pb, 15 ppb Au and 5 g/t Ag to 2.22% Cu, 25.6% Zn, 0.22% Pb, 120 ppb Au, and 152 g/t Ag.
- El Val: This area comprises the southeastern part of the El Val Structure and consists of a northeast dipping skarn zone up to 200 m wide. The skarn is cut by narrow north trending felsic dikes and, at its lower contact, is grey, fine-grained, with almost hypidiomorphic texture (endoskarn). Sulphide mineralization at El Val occurs near the contacts with felsic dikes, within alteration/mineralization haloes 10 m to 20 m wide. The sulphides occur as small pods within the haloes.

8.3.5 San José Type Veins

The style of sulphide mineralization at the old San José del Pinal mine is different from the Bolivar or Valenzuela areas. At least five massive sulphide veins have been discovered within tuffaceous rocks. These are:

- Veins 1 and 2: These veins, trending northeast (N50°E to N60°E) and dipping moderately to the northwest (55° to 65°), are the most prominent ones and consist of almost exclusively galena with minor sphalerite. The San José de Pilar Mine contains at least two adits with old underground workings. Previous underground development indicates that these veins vary in thickness. Recent sampling and drilling results by Dia Bras, however, were not encouraging.
- Other veins: These veins are west-northwest trending and moderately to steeply southwest dipping (60° to 82°). One north trending vein is also reported.
- Mezquital Prospect: This area is situated south of the San José Prospect and contains similar malachite stained outcrops as those at the Bolivar Mine and the La Increible prospect. Results of recent chip sampling by Dia Bras, however, indicate low grades ranging from 0.04% Cu, 0.03% Zn, 0.01% Pb, 35 ppb Au and 5 g/t Ag to 0.31% Cu, 0.22% Zn, 0.09% Pb, 1,680 ppb Au and 13 g/t Ag.

During the past three years, Dia Bras has tested many of the above target areas. Currently, exploration work is discontinued on these veins.

9- Exploration

The current exploration program at Bolivar consists of surface drilling, underground drilling, and underground sampling and development of previously known and recently discovered mineralized areas. Dia Bras has an exploration team of Mexican geologists, technicians, and support personnel located at the Cieneguita camp. This team is directly responsible for the exploration programs within the mineral concessions. Diamond drilling services for the current exploration program is provided by Dia Bras crews. Outside services, particularly for topographic surveys and certain geological specialties, are contracted to independent consultants as required.


BOLIVAR
BOLIVAR
ALTA LEY
EL GALLO
EL VAL

Figure 5: Different location of drilled discoveries

Diabras Mexicana did all the following works.

2003

Dia Bras drilled in the El Gallo area.

2004

Dia Bras drilled in the El Gallo and La Montura area. Dia Bras completed some regional prospecting, reconnaissance and sampling surveys.

2005

Dia Bras drilled, acheived regional geology and sampling survey. The pilot mining started at the Bolivar mine.

2006

Detailed Geological Survey

Dia Bras detailed geology in the Bolivar and Bolivar South areas. Dia Bras did some prospection in other mineralized areas present to the south. These were surveyed. The detailed geology is accompanied by rock geochemical survey.

Diamond Drilling

Underground core drilling was done in the Bolivar mine and surface drilling was realized in different areas of the project.

Pilot Mining

The mining extraction was mainly concentrated in the Becha Linda area.

2007

Detail Geological Survey

Detail geology was achieved in the Gallo and In the Increible zones. Somme local preliminary geology to support the drilling was done on the 4 others mineralized areas present to the south.

Cored Diamond Drilling

A total of 123 holes totalizing 25,270m of core was realized using two underground drills in the Bolivar mine and four surface drills in different areas of the project.

Pilot Mining

The mining extraction was mainly concentrated in the Titanic - Selena area on and under level 6.

10- Drilling

From December 2003 to the present, Dia Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed more than 66,340 m in 370 holes. Most of the drilling, some 25,413 m in 218 holes, was completed in the area of the Bolivar Mine. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 onwards, however, diamond drilling is carried out by Dia Bras personnel. For the initial approximately 10 m of the holes, HQ core is recovered. Thereafter, the holes are reduced to recover NQ core. The entire core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program is to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined polymetallic sulphide mineralization.

The procedures used during the diamond drilling programs are as follows:

- Holes are drilled to produce HQ or NQ-sized core.
- The collar locations of all drill holes are surveyed using Geographic Positioning System (GPS) and marked in the field with azimuth and inclination of each hole.
- Lithologic logging is done on drill core and geotechnical observations are made by company's geologists. This includes marking lithologic contacts, descriptive geology, core angles, core diameter, percentage of core recovery record, true thickness calculations, and graphic log depicting all down-hole data including assay values. All information is recorded on handwritten logs. Currently, key information is summarized in a digital database.
- Systematic measurements of Rock Quality Designation (RQD) are also included as part of the drill hole logging.

Exploration drilling in 2004 and 2005 discovered a new copper zone situated at the southern end of the Rosario Trend, which is called the Bolivar Sur/El Gallo area. This new zone contains extensive areas of skarn-type alteration, commonly with magnetite rich zones. These features indicate exploration potential for hidden high-grade skarntype Cu-Zn mineralization. Recent drilling is focused to better outline the copper mineralization in this area and to discover new mineral deposits to the south. The most recent drilling was successful in the El Gallo area.

11- Sampling Method and Approach

Materials sampled for regular assays and for resource estimation for the Bolivar Mine area include diamond drill core and underground workings. Drill core size is NQ for surface holes. Drill core recovery at Bolivar is generally very good. All samples are collected by, or under the supervision of, a geologist.

The methodology of sampling of the drill core, underground openings or surface material is described below:

- For diamond drill holes, mineralized drill core intervals to be sampled are identified and marked by the geologist. Sample lengths are generally one metre. Visual indicators of the intervals to be sampled include skarn zones, and sulphidized/altered zones established for the Bolivar area by Dia Bras geologists. Sample intervals are selected based on changes in mineralization style, and are normally extended for two metres into unmineralized rock. Marked sample intervals are split in half using a hydraulic core cutter. A technician collects a continuous sample of the split core (Carlos P., 2005).
- Underground sampling includes:
  - Muck sampling: Samples are taken for each round of advance, giving a sample spacing of approximately 2.4 m along the strike of the mineralization. The complete width of the development drift is sampled. Sampling is done by "drawing" a square grid of 0.5 m to the side and collecting a hand specimen at the corners of the grid.
  - Panel sampling: Underground workings that expose mineralized zones are routinely sampled by taking continuous chip samples at waist height, perpendicular to contacts of mineralization. A sample is normally taken for each metre of the width of mineralization, and sample lengths may vary depending on the width of the mineralization and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist.
- Materials sampled as part of ongoing exploration activities also include rock outcrops. Exploration samples of rock outcrops are normally taken as discontinuous chip samples. These exploration samples are used to detect the presence of base metals for target identification.

12- Sample Preparation, Analyses and Security

12.1 Sample Preparation And Assays

Rock and core samples are sent to Chemex Laboratories (Chemex) in Mississauga, Ontario, for assays. At Chemex, samples are crushed, pulverized, and assayed for copper, zinc, silver and gold (Banda, 2005). Assays are done using different assaying techniques, as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Cu and Zn: using Atomic Absorption Spectroscopy (AAS) method.

Assay results are sent by e-mail, as well as hard copy, and results are checked for any discrepancies.

12.2 Assay Quality Assurance And Quality Control

The quality assurance procedures and assay protocols are as follows:

- Samples are handled only by Dia Bras authorized personnel. Samples from the test mining operation (underground sampling) and of drill core are sent by the Project Geologist to Chemex.
- All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded Cieneguita exploration camp by authorized personnel. Within 48 hours, the material core intervals (e.g., potentially mineralized intervals) are logged and sampled, and the samples are sent to Chemex.
- Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and validated against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

Sample preparation and assays are carried out at Chemex. Details of the sample preparation and assaying procedures at Chemex are provided. Geostat notes that the procedures used at this laboratory, including the reagents and apparatus used for the assays, are similar to those used at many commercial laboratories in Canada. In particular, they include:

- Crushing the split sample to 10 mesh and grinding it to 200 mesh.
- Gold assays carried out on 29.2 g (1 assay-ton) sub-samples, including:
  - Cupelling after adding soda at 650° C.
  - Determination of the gold and silver content by gravimetric finish.
- Copper and zinc assays are carried out by the AAS method.

12.3 Sample Security

The procedures for sample security include a close monitoring of custody of samples at the Cieneguita camp, which has an armed guard at the gate. Only authorized personnel, such as Project Manager, Project Geologist, and Technician are allowed to handle the drill core. Furthermore, all personnel are asked to register when entering and leaving the camp.

12.4 Data Entry

Assay results are sent by Chemex in digital format. Upon receipt of the results, Dia Bras staff classifies them into three groups, namely:

- High-grade (Alta Ley) samples containing massive sulphides, within a range of 30% to 65% sulphides.
- Medium-grade (Mediana Ley) samples containing semi-massive sulphides, within a range of 15% to 30% sulphides.
- Low grade (Baja Ley) samples containing disseminated sulphides in the range from trace to 15% sulphides.

The assay data are then entered into the central database by a Dia Bras geologist at the Cieneguita exploration camp, and a copy is sent to the Chihuahua office. The procedures for further data processing and interpretation are as follows:

- A hard copy of the assay results is prepared and transferred (glued) onto the cross sections depicting the trace of the drill holes.
- Mineralized intersections are coded as to the grade classification and their stratigraphic location with respect to the assemblage of the mineralized zones within the Rosario, Fernandez or other structures.

The sampling used for the data verification (item 16) was taken by the author of this report and sealed until it reached the Geostat offices. Then it was sent by courier to Activation Laboratories Ltd., 1336 Sandhill Drive, Ancaster, ON, L9G 4V5 Canada, where it was analysed.

13- Data Verification

13.1 Data Verification by Dia Bras

During the drilling campaigns initial data verification is carried out by Mr. Jorge Hinostroza, Database Manager, at the Cieneguita exploration camp, who is also responsible for verification of exploration data from other Dia Bras exploration projects. Further data verification and quality control is done by Mr. Jacques Marchand, a Dia Bras internal consultant, who is a Qualified Person in accordance with National Instrument 43-101. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by Mr. Marchand each time there is an update of the drill hole database.

In 2007, Geostat noted a number of discrepancies regarding the collar co-ordinates and elevations of drill holes. Since then, Geostat's software "Geobase" along with "SectCad" were bought by Dia Bras. In 2007, Geostat suggested that these tools be used dayly in order to help with the verification of the data. These softwares are now used both at the mine site and at offices for verification of the data. Data integrity has improved.

13.2 Check Assays

Check assays and quality control-quality assurance (QA/QC) procedures are followed at the Chemex laboratory. These include routine internal check assays by Chemex, as well as duplicate sampling by Dia Bras. These results show that:

- The copper and zinc assays are within ±10% of the expected values.
- The majority of the gold and silver assays of the standards (both high-grade standards as well as low-grade standards) are within one standard deviation ($\pm 1\sigma$) of the mean.

Dia Bras plans to conduct check assays independently at another commercial laboratory. For the current database, however, Dia Bras has not requested routine check assaying of standards or blanks. Instead, Dia Bras geologists have collected duplicate samples after every 10th sample and sent them to Chemex. For quality control Geostat recommends that Dia Bras personnel insert control samples of "blank" and "standards" with each batch of regular samples sent to the laboratory. The blank samples, which may be country rock with no precious metal values, may be inserted after the 10th, 32nd, 54th, etc., sample and the standard samples, of known concentration, say 10 g/t Au, may be inserted after the 21st, 43rd, 65th, etc., sample.

This procedure provides a preliminary check on the gold concentration of the 10% of the sample population. The blank samples would resemble regular drill core material. The standard samples, however, are easily recognized because they are smaller in quantity and are already pulverized. This procedure (controls-within-batch) allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the batch can then be rerun.

13.3 Independent sampling by Geostat

Results: Correlations for Cu and Zn is good and since the project is mainly Cu and Zn, this is very ancouraging since the project is mainly Cu and Zn. Correlation for Au is acceptable and quantity of Au found is equivalent. Correlation for Ag is not good but average quantity of Ag actually found by Activation lab is about 10% more then found in Dia Bras database.

13.3.1 Details

This type of verification had already been done in the report by Agnerian, H. 2005 "Technical Report on the Bolivar Cu-Zn Project, Mexico: Report by Scott Wilson RPA for Dia Bras Explorations Inc., October 25, 2005". This report can be found on Sedar (www.sedar.com). The verification proved adequate using 7 samples. This verification should still be done soon.

Data verification on this project's recent works is adequate since the database showed a very good quality. The author of this report reviewed the core of some good intervals and 30 samples were taken in the richest zones of the most interesting holes.

The 30 samples were sent to: Activation Laboratories Ltd., 1336 Sandhill Drive, Ancaster, ON, L9G 4V5 Canada

Analyte Symbol	Cu	Zn	Au	Ag	Pb	Fe
Unit Symbol	%	%	ppb	ppm	%	%
Detection Limit	0.005	0.01	5	0.05	0.01	0.05
Analysis Method	FUS-Na2O2	FUS-Na2O2	FA-AA	TD-MS	FUS-Na2O2	FUS-Na2O2
163825	5.63	27.5	70	22.1	0.01	8.44
163826	7.3	36.4	590	> 100	0.01	7.3
163827	8.28	34.2	170	> 100	0.09	8.43
163828	4.87	44.6	80	26.1	0.01	6.21
163829	6.19	44.4	90	25.2	0.03	7.07
163830	4.33	22	40	12	0.01	7.53
163831	5.68	32.8	150	68.9	0.03	6.77
163832	0.835	35	50	4.37	0.03	6.83
163833	4.26	48.2	80	24.3	0.04	5.31
163834	5.71	29.4	101	19	0.03	9.38
163835	5.39	45.5	880	> 100	0.2	6.04
163836	4.26	46.1	120	27.8	< 0.01	6.96
163837	1.79	22.9	80	23.4	0.02	5.75
163838	12.4	7.8	120	75.8	0.24	16.4
163840	6.61	16.2	63	53.5	0.08	15.5
163841	0.129	0.38	120	15.7	0.07	13.9
163842	1.44	6.51	140	30.5	0.09	15
163843	3.16	29.8	70	12.3	< 0.01	5.28
163844	2.83	33.6	60	10.6	< 0.01	7.01
163845	2.69	26.7	60	11.5	< 0.01	6.21
163846	3.9	35.3	80	18.9	< 0.01	5.91
163847	5.87	40.3	550	91.1	0.02	7.39
163848	4.88	32.4	90	28	0.08	7.46
163849	4.25	39.2	60	22	0.01	5.19
163850	1.21	43.4	50	18.4	0.02	4.93
163851	1.18	43	50	15.9	0.02	5.12
163852	1.26	44.7	60	19.2	< 0.01	5.33
163853	0.478	37.6	80	17.2	0.01	6.53
163854	0.74	36.3	70	8	< 0.01	6.98
163855	4.68	43	80	18.1	< 0.01	6.11

Table 3: Results of independent sampling

The highlighted value corresponds to the anomalous sample 736920 from Dia Bras database.

	Cu	Zn	Au	Ag	Pb	Fe
Count+	12	12	8	12	13	1
Count-	18	18	21	15	17	29
CountOK	0	0	0	3	0	0
Signtest	0.362	0.362	0.0241	0.711	0.585	0.0001

Table 4: Results of the sign test

The sign test shows that Cu, Zn, Ag and Pb cannot be tagged as biased by the sign test.

The sign test shows that the Fe and Au are different when assayed at Chemex or at Activation Laboratories. Average quantity of Au actually seems well estimated but slightly more variability is shown in the Chemex data.

The following figures with correlations show that Au has an acceptable correlation (R^2=0.75) between Chemex and Activation Laboratories. Not having better correlation was predictable since Au is very often variable.

The following figures with correlations show that Fe has poor correlation between Chemex and Activation Laboratories, this is not crucial since Fe is assayed for rock characterization and not for resource estimation.


Correlation for Cu
y = 0.8877x + 0.2653
R² = 0.8919
0
2
4
6
8
10
12
14

Figure 6: Correlation of independent samples for Cu


Correlation for Zn
y = 0.8844x + 2.893
R^2 = 0.8656
0
5
10
15
20
25
30
35
40
45
50

Figure 7: Correlation of independent samples for Zn


Correlation for Au including aberrant datapoint
Aberrant Datapoint
y = 4.0365x - 0.1982
R^2 = 0.2973
0
1
2
3
4
5
6
7
8

Figure 8: Correlation of independent samples for Au (with aberrant value)

The sample number 736920 (Hole DB07BM067 from 12.5m to 13.5m) with Au = 7.7 g/t gave 0.59 g/t at Activation Lab. This is a typical typing error. The capping prevents an overestimation by more then about 10%.


Correlation for Au with aberrant datapoint removed
y = 0.9379x + 0.0084
R² = 0.7541
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1

Figure 9: Correlation of independent samples for Au (aberrant value removed)


Correlation for Ag
y = 0.5456x + 9.3136
R² = 0.6838
100
90
80
70
60
50
40
30
20
10
0
0 10 20 30 40 50 60 70 80 90 100

Figure 10: Correlation of independent samples for Ag


Correlation for Pb
0.25
0.2
0.15
0.1
0.05
0
0
0.05
0.1
0.15
0.2
0.25
y = 0.34x + 0.0145
R² = 0.3929

Figure 11: Correlation of independent samples for Pb


Correlation for Fe including aberrant datapoint
16
14
12
10
8
6
4
2
0
0
2
4
6
8
10
12
14
16
y = 0.2062x + 3.7215
R² = 0.0974
Aberrant Datapoint

Figure 12: Correlation of independent samples for Fe (with aberrant value)


Correlation for Fe with aberrant datapoint removed
y = 0.7107x + 0.5037
R² = 0.7232
0
2
4
6
8
10
12
14

Figure 13: Correlation of independent samples for Fe (aberrant value removed)

Sulphides were visible as shown in the next pictures.


BARRENO No
DE
Mts.
CAJA No

Figure 14: Picture 1 and 2 of sampled diamond drill hole core by the author


BARRENO No. BM 66 DE 4.2
CAJA No. 2 A 8.5

Figure 15: Picture 3 and 4 of sampled diamond drill hole core by the author


ARRENO No. BM 66 DE 0 Mts.
CAJA No. 1 A 4.2 Mts.

Figure 16: Picture 5 and 6 of sampled diamond drill hole core by the author


BARRENO No. DE 0 Mts.
CAJA No.

Figure 17: Picture 7 and 8 of sampled diamond drill hole core by the author

14- Adjacent Properties

There are a number of adjacent properties, as defined by NI 43-101, situated around the Bolivar Mine. These include:

- Tyler Resources Inc. (Tyler): The Bahuerachi Project, located south of the Bolivar Property, has been explored intermittently by Tyler since 1993 when it was first acquired as a potential heap-leachable near-surface copper oxide deposit. The deposit is hosted by a porphyry complex and the 200 m to 700 m wide mineralization has been outlined over a strike length of some 4,000 m. Three related but distinct domains of mineralization have been recognized within the area described as the main porphyry complex. The first domain consists of low grade copper mineralization in an enriched oxide blanket within the volcanic and sedimentary rocks hosting the main intrusive complex. The second style of mineralization consists of extensive, high grade breccia and skarn complexes that occur within and on the edges of the main porphyry. The third type of mineralization consists of the low grade stockwork-type mineralization within the intrusive porphyry itself. The total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and Indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver (Tyler Resources Inc. Press Release of September 27, 2007).
- Exmin Resources Ltd. (Exmin): This company has many properties in the Urique area. (The following information comes from the Exmin website.)
    - The Urique Project consists of 11 concessions covering 28,880 hectares in the Sierra Madre gold belt of northern Mexico. The Urique Project covers or surrounds seven mineralized areas with past mining activity. Each of these areas is related to large mineralized hydrothermal systems that have the potential to host bulk mineable resources. The Urique Project is located immediately north of Glamis/Goldcorp's property (10 km north of Glamis/Goldcorp's El Sauzal mine), and extends 40 kilometers to the north where it borders the Monterde property (Kimber Resources). The El Sauzal mine entered production in 2004 and was scheduled to produce 170,000 ounces in 2005. As of Dec. 31, 2005, the mine had proven and probable reserves of 15,821,000 tonnes grading 3.29 g/t gold (for a total of 1,673,000 ounces) and measured and indicated resources of 20,529,000 tonnes grading 2.73 g/t gold (for a total of 1,802,000 ounces). In early 2007, Exmin completed the exploration work necessary to define drill targets at the Cerro Colorado target and confirmed the Company's interpretation of a large scale structure with gold and silver mineralization over a 2.5 kilometer strike length.
    - The Reyna de Oro project lies within an intensely mineralized region containing several new mines and exploration projects, including El Sauzal (Glamis/Goldcorp), Cieneguita (Sunburst Mining), Piedras Verdes (Dia Bras), and Bahuerachi (Tyler Resources). Past mining at Reyna de Oro is witnessed by numerous small mines and pits, the presence of several oil rustic mills (taunas), and the foundation of a small modern mill.

Mineralization at the Reyna de Oro mine is hosted by lower Tertiary volcanic rocks, and is controlled by stratigraphic and structural features. Surface and underground sampling by several groups over the last 15 years defined a 300-meter by 50-meter thick body of gold mineralization with grades of 1-30 g/tonne Au, averaging 2-4 g/tonne.

- Exmin acquired two concessions that cover the La Guitarra gold prospect, consisting of 52 hectares, in the Temoris region of western Chihuahua state, Mexico. These concessions are located about 20 kilometres west of Exmin's 100% owned Reyna de Oro Project, and 30 kilometres southeast of the Palmarejo district (Palmarejo Gold) and the San Miguel property (Paramount Gold), and are inside of Paramount's Andrea concession.
- Exmin staked a district scale concession in the Batopilas Mining district of western Chihuahua. The concession, Huimayvo, covers approximately 44,700 hectares and completely surrounds the Batopilas camp, currently being explored by MAG Silver Corp., and covers several large scale exploration targets at Satevo, Corralitos, La Verde, and Cerro Colorado. Several mineralized areas are present in the Batopilas district and surrounding areas. Exmin's concessions surround the Batopilas silver Camp, and partly cover the La Verde-Tres Hermanos, Corralitos, Satevo and Cerro Colorado mineralized areas.

15- Mineral Processing and Metallurgical Testing

15.1 Present Conditions of the pilot mining

The Bolivar ore is hauled to the Malpaso mill situated some 270 km by road from the mine. The mill is a nominal 300 tonnes per day conventional flotation plant producing copper and zinc concentrates.

Part of the ore (± 200 tones per day) is hauled mainly by 6-wheel trucks from the Bolivar mine area to a railroad siding situated at the village of Bahuichivo approximately 54 km away. The ore is then transferred by a front-end loader into railroad gondolas and transported on a distance of some 216 km to a station close to the Malpaso plant. From there the ore is retrieved from the gondolas, hauled and dumped in the jaw crusher feeder hopper or stockpiled nearby. The railway siding is situated across the highway from the Malpaso plant.

The other part of the ore (± 100 tpd) is also hauled from the mine by 6-wheeler trucks to an area by the town of San Rafael some 80 km from the mine site where it is dumped on the ground to be reloaded in semi-trailer trucks. This has to be so to accommodate local truck transportation trade unions.

The crushing plant hopper is fitted with a stationary grizzly to avoid oversize rocks falling in the jaw crusher. From the primary crusher, the ore is conveyed to a standard cone crusher that produces a minus 3/8 product. The cone crusher product is conveyed to a ball mill that in turn feeds the flotation circuits. The first circuit floats the copper mineral while depressing the zinc one. After two stages of cleaning, final copper concentrate is produced. The second circuit which is fed from the copper circuit tailings reactivates the zinc mineral to produce, after also two stages of cleaning, the zinc concentrate. Both concentrates are then pumped into separate thickeners. Thickeners underflows are pumped and filtered in disc filters and then, in the case of the copper concentrate, reports by gravity to the copper concentrate warehouse for shipment to the smelter.

The zinc concentrate is being store in the zinc concentrate warehouse. From there, the zinc concentrate is trucked to the port of Manzanillo.

Quantity and quality of the mineral mined is representative of the high grade ore present in the US in the mine area Rosario, Fernandez, Brecha Linda, Bolivar Sur and El Gallo areas.

Details are filed in the preliminary economic assessment (PEA) NI43-101 technical report dated November 9th 2007 by Geostat. The PEA is available on Sedar www.sedar.com.

16- Mineral Resource and Mineral Reserve Estimates

16.1 Definitions

The classification of Mineral Resources and Mineral Reserves used in this report relies with the definitions provided in National Instrument 43-101, which came into effect on February 1, 2001. We further confirm that we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

1- **Mineral Resource**
Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.*The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.*

2- **Inferred Mineral Resource**
An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

3- **Indicated Mineral Resource**
An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of

technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

4- **Measured Mineral Resource**

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

5- **Mineral Reserve**

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term 'Mineral Reserve' need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

16.2 Database Used

The database used for the resources calculation contains 370 complete drill holes with 11,270 samples and 7,413 lithologies (all levels included).

For this 2008 update, the drill holes used are the ones finished on the 31st of December 2007. These are DB07BM135 for underground holes and up to DB07B232 for surface holes.

The panel samples taken on stope walls underground were not used since their location were not available at the time of the report.

Total drilled length: 66,341.01m
Sampled length: 12,053.28m
Cu available: 11,674.10m
Zn available: 11,674.10m
Au available: 11,450.04m
Ag available: 11,674.10m
Pb available: 11,432.84m
Fe available: 5,619.66m

16.3 Metal prices used for calculating the Copper equivalent

In order to calculate a Copper equivalent from Copper, Zinc, Silver and Gold, we have used the following prices for the 2007 PEA and this 2008 resource update:

Metal	Unit	Price (US$)
Cu	Pound (lb)	2$
Zn	Pound (lb)	1$
Ag	Troy once (oz)	10$
Au	Troy once (oz)	500$

Table 5: Prices of Cu – Zn – Ag – Au used to calculate Cu equivalent

The formula is then %Cueq=%Cu+0.5*%Zn+0.33*Au(g/t)+0.0066*Ag(g/t).

16.4 Specific gravity

In the database, 448 specific gravity measurements were available. 323 specific gravity measurement fitted with the chemical assays taken on samples. Of the 323, 198 were in the Upper Skarn (US), 55 were in the Lower Skarn (LS), 70 were out of LS or US. The specific gravity was then averaged properly.

We found a specific gravity of 3.52 t/m^3 for the US, 3.27 t/m^3 for the LS and 3.20 t/m^3 outside.

16.5 Geological Interpretation and Modelling

In order to make the best possible interpretation, the paper sections from Banda were all looked at duraing all the modeling procedure.

The geological interpretation has been done using the SectCad software from Geostat. Sections available on paper were first computerized following the up to date drill hole database information.

16.5.1 The Upper Skarn (US)

For the Upper Skarn, the interpretation of 2007 was revised. Parts that appeared to be mined were removed. The new 3D mine openings model and also digitized geology sections showing openings helped us.

In order to make the geological model of the upper skarn, special sections have been made. Because the drilling in the upper skarn is not always methodical, the 3D interpretation was sometimes more difficult to build.

The part of the block model called bl3 (Brecha Linda 3) actually appears to be part of San Angel on new sections and was all mined. The part of the block model called bl2 (Brecha Linda 2) appears to be all mined. Some Rosario and Selena stopes had to be modeled from geological sections in order to be able to remove these portions from the 2007 block model. The blocks of Titanic of elevation 1801.25mZ and above appear to be all mined. The blocks of Titanic from elevation 1783.75 to 1786.25mZ appear to be mined also.

These blocks were all removed in the 2008 block model used for the resources calculation.

Resource Estimation and classification

The estimation was done using 2 different methods. Some simple volumes (extruded polygons) were directly given the average grades of intercepts. The more complicated volumes were calculated using block model estimation methods. Part of the US was estimated using extruded polygons and part of the US was estimated by block modelling.

Extruded Polygons of the Upper Skarn

55 extruded polygons intercepted by 1 drill hole were counted with the average grades found in intercepts. The volume of mineral is the volume of the extruded polygon. The density is 3.52 t/m^3 since it is Upper Skarn. 28 extruded polygons intercepted by 2 drill holes were calculated the same way. 3 extruded polygons intercepted by 3 drill holes were calculated the same way. One extruded polygons intercepted by 6 drill holes were calculated the same way.

These extruded polygons are named after the section on which it appears. The classification of these resources is according to the number of holes intersecting them and the area it is located in. Depending on the knowledge of the area (higher confidence if parts have been mined underground), the ration (Measured, Indicated, Inferred) is different (See 16.1 – definitions for Measured, Indicated and Inferred Resources). For example, in the Bolivar Sur area, two extruded polygons are pierced by single holes, the ratio given is (10%, 20%, 70%). An other example, in the Brecha Linda area, extruded polygons pierced by single holes are given the ratio (15%, 40%, 45%). The list of these polygons is presented in the next table.

Block Name	Block Tag	Nb ddh	Measured	Indicated	Inferred	Thick	Area	Volume	Sp Grav	Tonnage	Cu	Zn	Au	Ag	Pb	Fe	CuEq
US-9450-1	Bolivar Sur	1	0.1	0.2	0.7	12	24	288	3.52	1014	0.987	4.185	0.145	24.75	0.017	0	3.291
US-9575-1	Bolivar Sur	1	0.1	0.2	0.7	10	19	188	3.52	660	0.864	5.56	0.169	18.7	0.007	0	3.824
US-9712.5-3	Brecha Linda	1	0.15	0.4	0.45	12	24	288	3.52	1014	1.641	19.105	0.896	115.327	0.013	0	12.25
US-9712.5-4	Brecha Linda	1	0.15	0.4	0.45	10	32	316	3.52	1112	0.361	15.42	0.018	8.09	0.009	0	8.13
US-9812.5-4	Brecha Linda	1	0.15	0.4	0.45	9	18	162	3.52	571	1.331	8.13	0.506	148.942	0.016	0	6.546
US-9850-4	Brecha Linda	1	0.15	0.4	0.45	16	28	447	3.52	1573	3.152	3.3	0.043	42.25	0.046	0	5.095
US-BX-L-8-9850-1	Brecha Linda	1	0.15	0.4	0.45	10	47	468	3.52	1648	0.49	8.743	0.021	3.7	0.003	11.94	4.893
US-BX-L-7-9850-1	Brecha Linda	1	0.15	0.4	0.45	10	153	1527	3.52	5374	1.77	4.915	0.045	26.714	0.081	0	4.418
US-BX-L-6-9850-2	Brecha Linda	1	0.15	0.4	0.45	18	47	838	3.52	2950	4.562	1.375	0.084	34.75	0.003	0	5.507
US-BX-L-2-9850-1	Brecha Linda	1	0.15	0.4	0.45	7	27	186	3.52	656	2.717	8.618	0.026	20.584	0.028	4.004	7.17
US-9850-2	Brecha Linda	1	0.15	0.4	0.45	16	40	641	3.52	2255	3.102	0.005	0.535	19.567	0.003	0	3.41
US-9700-1	Brecha Linda	1	0.15	0.4	0.45	12	36	433	3.52	1525	0.996	4.048	0.563	55.55	0.002	3.123	3.573
US-9700-2	Brecha Linda	1	0.15	0.4	0.45	10	22	216	3.52	762	4.065	19.175	0.085	33.5	0.056	0	13.902
US-9712.5-1	Brecha Linda	2	0.2	0.5	0.3	10	86	862	3.52	3035	1.565	18.238	0.028	16.72	0.019	0	10.804
US-9712.5-2	Brecha Linda	2	0.2	0.5	0.3	8	114	912	3.52	3209	0.803	8.607	0.159	36.4	0.023	0	5.4
US-BL-X-4-9825-5	Brecha Linda	2	0.2	0.5	0.3	7	129	900	3.52	3169	3.266	15.715	0.129	34.503	0.069	7.628	11.393
US-BX-L-1-9850-1	Brecha Linda	2	0.2	0.5	0.3	7.5	49	367	3.52	1293	6.374	7.828	0.068	53.133	0.041	5.787	10.661
US-BX-L-9-9712.5-1	Brecha Linda	2	0.2	0.5	0.3	5	78	388	3.52	1367	1.027	8.676	0.437	38.353	0.014	6.283	5.762
US-BL-X-5-9862.5-2	Brecha Linda	3	0.35	0.45	0.2	8	41	329	3.52	1158	1.959	5.506	0.061	47.035	0.025	7.44	5.043
US-BL-X-5-9862.5-1	Brecha Linda	3	0.35	0.45	0.2	12	131	1573	3.52	5535	0.805	2.774	0.124	26.35	0.01	12.478	2.407
US-BL-X-4-9825-7	Brecha Linda	6	1	0	0	10	21	213	3.52	751	0.35	3.671	0.123	29.918	0.001	0	2.423
US-9575-2	El Gallo	1	0.1	0.2	0.7	20	53	1051	3.52	3700	0.941	10.115	0.143	30.65	0.029	0	6.248
US-ElGallo -9200-1	El Gallo	1	0.1	0.2	0.7	12	26	317	3.52	1116	2.96	0.452	0.157	32.1	0.124	0	3.45
US-9375-1	El Gallo	1	0.1	0.2	0.7	25	165	4113	3.52	14478	0.578	4.535	0.216	9.595	0.029	8.09	2.98
US-9350-4	El Gallo	1	0.1	0.2	0.7	12	21	255	3.52	899	0.019	4.919	0.013	3.95	0.005	6.61	2.509
US-9350-3	El Gallo	1	0.1	0.2	0.7	25	155	3865	3.52	13603	0.361	6.408	0.026	16.152	0.022	9.107	3.68
US-9325-2	El Gallo	1	0.1	0.2	0.7	25	169	4231	3.52	14894	0.066	2.163	0.012	3.399	0.008	9.276	1.174
US-9325-1	El Gallo	1	0.1	0.2	0.7	25	116	2902	3.52	10216	0.722	13.82	0.032	9.662	0.015	8.786	7.706
US-9300-4	El Gallo	1	0.1	0.2	0.7	25	38	946	3.52	3331	0.046	5.175	0.114	7.45	0.009	10.425	2.721
US-9300-3	El Gallo	1	0.1	0.2	0.7	25	107	2673	3.52	9409	1.743	16.682	0.044	20.025	0.017	6.992	10.231
US-7825	ElVal	2	0	0.5	0.5	24	105	2512	3.52	8841	0.96	6.362	0.033	27.846	0.014	7.275	4.336
US-1870-1	Fernandez	2	0.2	0.5	0.3	20	89	1782	3.52	6271	3.417	1.161	2.563	176.267	0.005	3.146	6.006
US-9862.5-2	La Foto	1	0.15	0.4	0.45	12	38	457	3.52	1609	2.313	5.643	0.092	31.533	0.003	0	5.373
US-9862.5-1	La Foto	1	0.15	0.4	0.45	8	40	323	3.52	1139	1.424	6.399	0.051	28.114	0.033	0	4.826
US-BX-L-6-9850-5	La Foto	1	0.15	0.4	0.45	8	34	269	3.52	946	1.389	7.203	0.155	83.967	0.006	0	5.596
US-BL-X-4-9825-3	La Foto	2	0.2	0.5	0.3	12	67	800	3.52	2817	3.04	8.225	0.096	56.143	0.027	0	7.555
US-BX-L-6-9850-6	La Foto	2	0.2	0.5	0.3	14	60	841	3.52	2960	2.023	7.696	0.45	89.265	0.138	0	6.609
US-BX-L-6-9850-4	La Foto	2	0.2	0.5	0.3	10	156	1556	3.52	5479	1.927	7.991	0.342	74.708	0.033	5.96	6.529
US-9662.5-1	La Increible	1	0	0	1	12	24	288	3.52	1014	0.45	10.9	0.019	95.661	1.003	1.083	6.538
US-Mont-1	La Montura	2	0.2	0.5	0.3	16	178	2847	3.52	10020	0.976	3.504	0.373	69.464	0.016	0	3.31
US-8175-2	Narizona	1	0	0.4	0.6	12.5	23	291	3.52	1025	0.282	10.655	0.017	3.693	0.005	10.409	5.639
US-8175	Narizona	1	0	0.4	0.6	40	704	28174	3.52	99172	0.694	8.578	0.021	48.287	0.235	7.205	5.309
US-ROS-9950-7	Rosario	1	0.15	0.4	0.45	12	122	1463	3.52	5149	0.254	9.738	0.041	6.18	0.002	29.6	5.177
US-9975-1	Rosario	1	0.15	0.4	0.45	20	58	1153	3.52	4058	2.389	0.195	0.117	66.858	0.005	17.833	2.966
US-9962.5-1	Rosario	1	0.15	0.4	0.45	15	33	500	3.52	1758	0.331	7.027	0.088	31.22	0.005	6.2	4.08
US-ROS-9937.5-1	Rosario	1	0.15	0.4	0.45	12	44	527	3.52	1855	0.203	8.05	0	6.667	0	0	3.942
US-9800-2	San Angel	1	0.15	0.4	0.45	10	21	215	3.52	755	1.385	5.615	0.065	25.95	0.049	0	4.385
US-9810-3	San Angel	1	0.15	0.4	0.45	12.5	29	357	3.52	1258	1.645	2.48	0.583	126.1	0.002	0	3.91
US-SA-9812.5-1	San Angel	1	0.15	0.4	0.45	12	30	360	3.52	1268	0.79	15.327	0.036	21.817	0.034	1.719	8.61
US-9850-3	San Angel	1	0.15	0.4	0.45	7	23	164	3.52	576	0.566	3.847	0.297	28.2	0.006	0	2.774
US-9825-4	San Angel	1	0.15	0.4	0.45	10	38	380	3.52	1338	1.249	7.156	0.029	29.14	0.047	3.666	5.028
US-9812.5-2	San Angel	1	0.15	0.4	0.45	20	60	1204	3.52	4237	2.228	15.617	0.051	21.6	0.053	0	10.196
US-9812.5-1	San Angel	1	0.15	0.4	0.45	15	81	1209	3.52	4255	1.394	4.231	0.525	58.625	0.014	0	4.07
US-BX-L-6-9850-1	San Angel	2	0.2	0.5	0.3	9	58	526	3.52	1852	4.235	7.712	0.084	32.26	0.027	0	8.331
US-9787.5-2	San Angel Proj	1	0.1	0.2	0.7	18	46	820	3.52	2885	1.879	8.727	0.744	55.802	0.075	9.358	6.856
US-9787.5-3	San Angel Proj	1	0.1	0.2	0.7	18	45	801	3.52	2821	0.671	6.834	0.163	57.361	0.083	3.682	4.52
US-9762.5-1	San Angel Proj	1	0.1	0.2	0.7	14	27	380	3.52	1338	0.169	6.927	0.037	6.491	0.007	2.56	3.688
US-9750-1	San Angel Proj	1	0.1	0.2	0.7	12.5	24	301	3.52	1061	0.709	5.425	0.203	14.8	0.005	0	3.587
US-San-F-9662.5-1	San-Francisco	2	0.2	0.5	0.3	20	406	8127	3.52	28607	0.661	19.329	0.072	20.54	0.022	0	10.485
US-1825-1	Selena	1	0.15	0.4	0.45	12	28	338	3.52	1190	0.191	5.146	0	50	0	0	2.764
N114-Selena-9850-1	Selena	1	0.15	0.4	0.45	12	19	232	3.52	818	3.035	0.174	0.101	52.205	2390	12.071	3.499883
US-Selena-xxxx-1	Selena	1	0.15	0.4	0.45	9	23	211	3.52	743	1.099	7.59	0.047	15.7	0.04	13.55	5.014
US-9887.5-1	Selena	1	0.15	0.4	0.45	12.5	18	222	3.52	783	0.393	10.924	0.169	27.68	0.013	1.543	6.094
US-9862.5-4	Selena	1	0.15	0.4	0.45	24	79	1908	3.52	6715	1.561	8.027	0.021	15.207	0.022	6.018	5.682
US-9862.5-3	Selena	1	0.15	0.4	0.45	12.5	11	140	3.52	493	0.306	22.01	0.016	7.45	0.02	0.925	11.365
US-9900-1	Selena	3	0.35	0.45	0.2	12	299	3582	3.52	12609	1.806	6.732	0.03	14.891	0.024	0	5.28
N326SelenaExt9800-3	SelenaExt	1	0.1	0.2	0.7	12	24	290	3.52	1022	2.95	0.224	0.617	27.871	0.004	33.329	3.45
N326SelenaExt9800-2	SelenaExt	1	0.1	0.2	0.7	26.2	39	1018	3.52	3583	8.051	14.392	0.164	214.974	0.228	8.942	16.72
N326SelenaExt9800-1	SelenaExt	1	0.1	0.2	0.7	42	276	11611	3.52	40870	0.36	7.067	0.035	82.271	0.343	5.259	4.448
US-10000-1	Titanic	1	0.15	0.4	0.45	12.5	36	454	3.52	1599	0.887	4.033	0.024	16.033	0.007	44.6	3.018
US-Titanic-10000-2	Titanic	1	0.15	0.4	0.45	3	14	42	3.52	149	0.242	9.356	0.016	5.1	0.009	0	4.959
US-10025-1	Titanic	1	0.15	0.4	0.45	12	18	221	3.52	780	2.488	4.298	0	59.13	0	0	4.697
US-Titanic-10000-1	Titanic	2	0.2	0.5	0.3	3	61	182	3.52	641	2.165	18.609	0.041	24.984	0.019	4.588	11.648

Table 6: List of extruded polygons directly estimated from intervals in the US

Block Models in the Upper Skarn

The five regions presented in the next figure were too complicated to be estimated in the same manner. The steps followed for the estimation were:

- Make some sections in every direction necessary to understand the extents of the US structure in every direction.
- Slice the mineral structure in horizontal benches
- Estimate the structure using 1 meter composites strictly coming from the structure
- Blocks used were 1m x 1m x 2.5m
- A search ellipsoid of 50m x 25m x 25m with orientation of 55° direction and 30° downward dip was used.
- One to six composites were used to calculate a block using the inverse distance method (power of 1)

For the Upper Skarn estimated by block models in 2007, the same estimated blocks have been used in 2008. We simply removed blocks that appeared to be mined under the light of the new 3D mine openings model and also from digitalized geology sections showing openings. A new 3D mine openings model constructed by Dia Bras and also digitized geology sections showing openings helped us.

The part of the block model called bl3 (Brecha Linda 3) actually appears to be part of San Angel on new sections and was all mined. The part of the block model called bl2 (Brecha Linda 2) appears to be all mined. Some Rosario and Selena stopes had to be modeled from geological sections in order to be able to remove these portions from the 2007 block model. The Titanic zone still waits to be split between Titanic 1 and Titanic 2. The blocks of Titanic of elevation 1801.25mZ and above appear to be all mined. The blocks of Titanic from elevation 1783.75 to 1786.25mZ appear to be mined also. These blocks were all removed in the 2008 block model.


All mined
Excluded from resources
us-bl2-1
us-bl4-1
us-sanangel-1
All mined
Excluded from resources
us-bl1-1
Z
Y

Figure 18: Block model of the Brecha Linda and San Angel in the US

Measured is red, indicated is yellow and inferred is blue.


US-Sel-1
Mined part of the US-Sel-1
Z
X

Figure 19: Block model of the Selena area in the US

Measured is red, indicated is yellow and inferred is blue.


Titanic blocks included in 2008 estimation
Z
X
Y

Figure 20: Block model of the Titanic area in the US

Measured is red, indicated is yellow and inferred is blue.


Rosario blocks
included in
2008 estimation
Z
X
Y

Figure 21: Block model of the Rosario area in the US

Measured is red, indicated is yellow and inferred is blue.

16.5.2 Bolivar NW

In 2007, the Bolivar NW deposit was modelled as the US. After discussions with Dia Bras geologists, it appeared that the model was a more diffuse low grade mineral deposit. The sections prepared by Banda were used to achieve the model. A block model was then calculated.

The Capping values for Cu, Zn, Au and Ag are not mandatory since 1% of the values does not contribute to more then 10% of the quantity of metal.

149 composites of 2.5 meters were generated (minimum length = 1m).

Blocks have 5m x 5m x 5m. After testings, the inverse distance calculation was used with 6 composites is a sphere of 80m radius.

Measured resources must find 4 composites in two holes in a 12m radius sphere, Indicated must find 4 composites in two holes in a 20m radius sphere. The rest considerred inferred.


Z
Y
X

Figure 22: Bolivar NW block model with CuEq colors

CuEq: 0 < pale blue < 0.25 < blue < 0.5 < yellow < 1 < orange < 2.5 < red

The upper limit of this block model is the topography, the author walked on the mineral deposit during his two last visits. Mineralized rock was visible.


Z
Y
X

Figure 23: Bolivar NW block model with classification

Measured is red, indicated is yellow and inferred is blue.

16.5.3 Increible

In 2007, the Increible deposit was modelled as the US. After discussions with Dia Bras geologists and a site visit, it appeared that the mineral deposit was a stack of high grade and low grade rock bands of small scale. Because layers can not be mined separetly, the deposit was modelled as a whole. The sections prepared by Banda were used to achieve the model. A block model was then calculated.

The Capping values in order that 1% of the values does not contribute to more then 10% of the quantity of metal are :

Cu was capped to 5 %.
Zn was capped to 3 %.
Au was capped to 0.15 g/t.
Ag was capped to 150 g/t.

187 composites of 2.5 meters were generated (minimum length = 1m).

Blocks have 5m x 5m x 5m. After testings, the inverse distance calculation was used with 6 composites is a sphere of 50m radius.

Measured resources must find 4 composites in two holes in a 12m radius sphere, Indicated must find 4 composites in two holes in a 20m radius sphere. The rest considerred inferred.


Z Y
X

Figure 24: Increible block model with CuEq colors

CuEq: 0 < pale blue < 0.25 < blue < 0.5 < yellow < 1 < orange < 2.5 < red
Present stopes were digitized from a plan and blocks inside were removed from resources.


Z
Y
X

Figure 25: Increible block model with classification

Measured is red, indicated is yellow and inferred is blue.

16.5.4 Mix zone

The Mix zone was considered partly as US and partly as LS in 2007. It's peculiar chemical composition and better understanding by Dia Bras geologists called for a distinct calculation. The Mix zone is tabular as the LS and is situated above the LS. It is approximately at the elevation of the US in the El Gallo area.

The Capping values for Cu, Au and Ag are not mandatory since 1% of the values does not contribute to more then 10% of the quantity of metal.

Zn was capped to 5 %.

77 composites of 2.5 meters were generated (minimum length = 1m).

Blocks have 5m(X) x 5m(Y) x 2.5m(Z). After testings, the inverse distance calculation was used with 6 composites and no more then 4 from 1 hole in a spheroid of 65m x 65m x 40m radiuses oriented with an azimuth of 30°, dip of -25° and a spin of 0°.

Measured resources must find 4 composites in two holes in a 15m x 15m x 10m radiuses spheroid, Indicated must find 4 composites in two holes in a 23m x 23m x 17m radiuses spheroid. The rest considerred inferred.


Z
Y
X

Figure 26: Mix block model with CuEq colors

CuEq: 0 < pale blue < 0.25 < blue < 0.5 < yellow < 1 < orange < 2.5 < red


Z
Y
X

Figure 27: Mix block model with classification

Measured is red, indicated is yellow and inferred is blue.

16.5.5 The Lower Skarn

The lower skarn was modelled on a total of 18 sections. The thickness of 16 of them is 25 meters, 1 is 18.75 meters and 1 is 12.5 meters. The sections are named 9250 to 9662.5. The next figure shows the list of section names. Yellows are each 12.5 meters and oranges are each 25 meters.

The Capping values were changed for the 2008 update of the resources to fit the new assays.

	2007	2008
Cu	Uncapped	5.00%
Zn	0.75%	1.00%
Au	1.25 g/t	1.25 g/t
Ag	95 g/t	95 g/t
Pb	350 g/t	350 g/t
Fe	Uncapped	Uncapped

Table 7: Capping values for the LS (2007 vs 2008)

679 composites of 2.5 meters were generated (minimum length = 1m).

Dia Bras Section Name	Geostat Section Name
32 N	10400
30 N	10375
28 N	10350
26 N	10325
24 N	10300
22 N	10275
20 N	10250
18 N	10225
16 N	10200
14 N	10175
12 N	10150
10 N	10125
8 N	10100
7 N	10087.5
6 N	10075
5 N	10062.5
4 N	10050
3 N	10037.5
2 N	10025
1 N	10012.5
0	10000
0.5 S	9987.5
1 S	9975
2 S	9962.5
3 S	9950
4 S	9937.5
5 S	9925
6 S	9912.5
7 S	9900
8 S	9887.5
9 S	9875
10 S	9862.5
11 S	9850
12 S	9837.5
13 S	9825

Dia Bras Section Name	Geostat Section Name
14 S	9812.5
15 S	9800
16 S	9787.5
17 S	9775
18 S	9762.5
19 S	9750
20 S	9737.5
21 S	9725
22 S	9712.5
23 S	9700
24 S	9687.5
25 S	9675
26 S	9662.5
27 S	9650
29 S	9625
31 S	9600
33 S	9575
35 S	9550
37 S	9525
39 S	9500
41 S	9475
43 S	9450
45 S	9425
47 S	9400
49 S	9375
51 S	9350
53 S	9325
55 S	9300
57 S	9275
59 S	9250
61 S	9225
63 S	9200
65 S	9[illegible]75
67 S	9[illegible]50
69 S	9[illegible]25

Table 8: List of Sections with the Dia Bras / Geostat correspondance



Figure 28: View of the Lower Skarn from top



Figure 29: Isometric View of the Lower Skarn looking South

Block Model in the Lower Skarn

All LS was estimated by block modelling.

Using the LS geological model on sections, the LS was sliced on 5m benches to respect best practices and to calculate the block model using the software BlkCad.

The lower skarn was estimated by block model. It is believed to be lenticular structures of mineralization as present in the US. The horizontal continuity is more or less unknown since the spacing of the drill holes is of about 100 meters. Because the horizontal continuity is beileived to be important, the method used for the estimation of the blocks is the inverse cubic distance. This method resembles the nearest neighbour method.

Because of the large-scale mining point of view for the LS, the blocks are 5m x 5m x 5m. The composites used measures 2.5 meters. Blocks were estimated using 2 to 8 composites with a maximum of 3 composites coming from one hole. Blocks above 1700 m of elevation were calculated using a 150m x 150m x 25m search ellipsoid with orientation of 33° direction and 31° downward dip. Blocks below 1700 m of elevation were calculated using a 150m x 150m x 25m search ellipsoid with orientation of 14° direction and 35° downward dip. This change in orientation is directly due to the orientation of the LS.


Z
X

Figure 30: Isometric view of the LS block model looking south

16.5.6 The EndoSkarn

This new mineral deposit was discovered under the LS. Only hole DB07B225 intercepts this zone. The interval is from 256.1m to 304.0m (47.9m along hole, true thickness unknown) with Cu=1.33%, Zn=0.17%, Au=0.06 g/t, Ag=30 g/t.

16.6 Resources

Note about dilution: in the 2007 PEA report, dilution was included in order to evaluate the potential for mining. **In this 2008 resources update report, no mining dilution was included.** To give an order of magnitude, 2007 estimated mining dilution was between 6% and 10% depending on the area.

Resources of the Bolivar Project

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2007-12-31

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

TOTAL of Measured resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Measured	606,200	3.30	0.72	1.40	0.15	17.37	1.85	7.51	1.58
0.50 - 2.50	Measured	449,400	3.31	0.91	1.86	0.19	21.65	2.49	8.79	2.04
1.00 - 2.50	Measured	299,900	3.33	1.11	2.68	0.23	24.30	3.72	9.95	2.69

TOTAL of Indicated resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Indicated	1,318,300	3.30	0.72	1.41	0.12	17.16	1.43	7.11	1.58
0.50 - 2.50	Indicated	955,900	3.32	0.92	1.91	0.15	21.89	1.97	8.07	2.08
1.00 - 2.50	Indicated	645,600	3.34	1.12	2.74	0.18	26.55	2.91	8.71	2.73

TOTAL of Measured+Indicated resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Measured + Indicated	1,924,500	3.30	0.72	1.40	0.13	17.22	1.56	7.2	1.58
0.50 - 2.50	Measured + Indicated	1,405,400	3.31	0.92	1.90	0.16	21.81	2.13	8.3	2.06
1.00 - 2.50	Measured + Indicated	945,400	3.34	1.12	2.72	0.20	25.84	3.16	9.1	2.72

TOTAL of Inferred resources of the Bolivar Project

Cutoff on the %Cueq Mix+Inc+BNW+LS+ES - US	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00 - 2.50	Inferred	30,118,200	3.25	0.36	0.19	0.09	7.09	0.07	7.12	0.53
0.50 - 2.50	Inferred	9,567,500	3.28	0.79	0.43	0.16	16.18	0.19	11.62	1.16
1.00 - 2.50	Inferred	4,056,100	3.28	1.23	0.73	0.24	25.23	0.44	14.36	1.84

Cutoffs are variable for zones Mix, Inc, BNW, LS and ES. Cutoff is fixed for US. See details below.

Table 9: Summary of resources

Resources Details to Compare with 2007 US Resources of the Bolivar Project

TOTALS for US resources of the Bolivar Project**

Cutoff grade = 2.5% Cueq

Classification	Tons	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
Total Measured	84,000	3.48	1.45	8.12	0.20	32.78	13.20	5.29	5.79
Total Indicated	210,900	3.48	1.31	7.42	0.15	38.64	8.86	5.85	5.32
Total Measured + Indicated	294,900	3.48	1.35	7.62	0.16	37.0	10.10	5.7	5.45
Total Inferred	387,900	3.42	1.54	5.64	0.14	44.37	4.49	8.84	4.70

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

**: includes Mix, Inc and BNW areas

Table 10: Summary of resources of the US as defined in 2007

Resources of the Upper Skarn (US) of the Bolivar Project

The Cutoff applied in the US %Cueq is 2.5%*

Classification	Orebody Areas	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
Measured	Bolivar Sur	200	3.52	0.94	4.73	0.15	22.4	0.0	0.0	3.50
Measured	Brecha Linda	8,400	3.52	1.76	7.00	0.15	32.9	0.0	4.7	5.53
Measured	El Gallo	7,200	3.52	0.63	7.58	0.08	12.2	0.0	8.0	4.52
Measured	Fernandez	1,300	3.52	3.42	1.16	2.56	176.3	0.0	3.1	6.01
Measured	La Foto	2,800	3.52	2.15	7.64	0.27	68.0	0.1	2.3	6.50
Measured	La Montura	2,000	3.52	0.98	3.50	0.37	69.5	0.0	0.0	3.31
Measured	Rosario	10,800	3.52	0.60	4.75	0.08	14.9	16.2	14.8	3.10
Measured	San Angel	2,400	3.52	1.98	8.78	0.23	42.2	0.0	0.4	6.72
Measured	San Angel Proj	800	3.52	1.02	7.34	0.35	42.8	0.1	5.0	5.09
Measured	San-Francisco	5,700	3.52	0.66	19.33	0.07	20.5	0.0	0.0	10.48
Measured	Selena	16,100	3.52	1.83	10.28	0.08	20.6	38.0	3.3	7.14
Measured	SelenaExt	4,500	3.52	1.02	7.49	0.06	91.5	0.3	6.2	5.39
Measured	Titanic	7,900	3.52	2.49	14.27	0.07	26.2	40.4	10.6	9.82
TOTAL Measured	**ALL AREAS**	**70,100**	**3.52**	**1.45**	**9.21**	**0.15**	**32.7**	**15.8**	**6.25**	**6.32**
Indicated	Bolivar Sur	300	3.52	0.94	4.73	0.15	22.4	0.0	0.0	3.50
Indicated	Brecha Linda	21,100	3.52	1.81	7.89	0.19	33.2	11.5	3.1	6.04
Indicated	El Gallo	14,300	3.52	0.63	7.58	0.08	12.2	0.0	8.0	4.52
Indicated	ElVal	4,400	3.52	0.96	6.36	0.03	27.8	0.0	7.3	4.34
Indicated	Fernandez	3,100	3.52	3.42	1.16	2.56	176.3	0.0	3.1	6.01
Indicated	La Foto	7,100	3.52	2.14	7.62	0.26	67.7	0.0	2.3	6.49
Indicated	La Montura	5,000	3.52	0.98	3.50	0.37	69.5	0.0	0.0	3.31
Indicated	Narizona	40,100	3.52	0.69	8.60	0.02	47.8	0.2	7.2	5.31
Indicated	Rosario	8,800	3.52	0.73	6.28	0.07	22.3	9.4	15.3	4.04
Indicated	San Angel	6,400	3.52	1.96	8.79	0.23	42.3	0.0	0.4	6.70
Indicated	San Angel Proj	1,600	3.52	1.02	7.34	0.35	42.8	0.1	5.0	5.09
Indicated	San-Francisco	14,300	3.52	0.66	19.33	0.07	20.5	0.0	0.0	10.48
Indicated	Selena	19,000	3.52	1.30	6.28	0.03	15.0	52.0	5.5	4.56
Indicated	SelenaExt	9,100	3.52	1.02	7.49	0.06	91.5	0.3	6.2	5.39
Indicated	Titanic	23,700	3.52	1.42	8.14	0.04	16.3	22.7	6.4	5.61
TOTAL Indicated	**ALL AREAS**	**178,400**	**3.52**	**1.17**	**8.44**	**0.13**	**37.2**	**10.5**	**5.5**	**5.67**
Measured+Indicated	**ALL AREAS**	**248,500**	**3.52**	**1.25**	**8.65**	**0.14**	**35.9**	**12.0**	**5.7**	**5.85**
Inferred	Bolivar Sur	1,200	3.52	0.94	4.73	0.15	22.4	0.0	0.0	3.50
Inferred	Brecha Linda	19,700	3.52	1.77	7.68	0.20	32.7	17.1	2.0	5.89
Inferred	El Gallo	50,200	3.52	0.63	7.58	0.08	12.2	0.0	8.0	4.52
Inferred	ElVal	4,400	3.52	0.96	6.36	0.03	27.8	0.0	7.3	4.34
Inferred	Fernandez	1,900	3.52	3.42	1.16	2.56	176.3	0.0	3.1	6.01
Inferred	La Foto	5,000	3.52	2.09	7.41	0.24	64.0	0.0	1.9	6.30
Inferred	La Increible	1,000	3.52	0.45	10.90	0.02	95.7	1.0	1.1	6.54
Inferred	La Montura	3,000	3.52	0.98	3.50	0.37	69.5	0.0	0.0	3.31
Inferred	Narizona	60,100	3.52	0.69	8.60	0.02	47.8	0.2	7.2	5.31
Inferred	Rosario	5,800	3.52	0.93	6.10	0.07	28.9	0.0	18.4	4.20
Inferred	San Angel	6,700	3.52	1.79	8.86	0.24	43.0	0.0	0.5	6.59
Inferred	San Angel Proj	5,700	3.52	1.02	7.34	0.35	42.8	0.1	5.0	5.09
Inferred	San-Francisco	8,600	3.52	0.66	19.33	0.07	20.5	0.0	0.0	10.48
Inferred	Selena	9,900	3.52	1.47	8.11	0.03	17.3	95.4	4.7	5.65
Inferred	SelenaExt	31,800	3.52	1.02	7.49	0.06	91.5	0.3	6.2	5.39
Inferred	Titanic	16,400	3.52	1.30	7.78	0.03	13.1	26.0	6.2	5.28
TOTAL Inferred	**ALL AREAS**	**231,400**	**3.52**	**1.00**	**8.18**	**0.10**	**40.7**	**7.5**	**6.1**	**5.39**

***: Low Pb and Fe is sometimes due to lack of assays*

Table 11: Details of resources in the US (now excludes Mix, Increible, Bolivar NW)

Resources of the Mixed zone (Mix) of the Bolivar Project

The Cutoff applied in the Mixed %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	41,900	3.27	0.54	0.12	0.03	10.1	0.02	9.8	0.68
	Indicated	132,000	3.27	0.72	0.55	0.05	15.2	0.01	9.8	1.12
	Measured+Indicated	173,900	3.27	0.68	0.45	0.05	14.0	0.01	9.8	1.01
	Inferred	540,800	3.27	1.06	0.77	0.08	23.6	0.01	11.5	1.63
0.25	Measured	36,600	3.27	0.61	0.14	0.04	11.1	0.02	9.9	0.76
	Indicated	106,700	3.27	0.87	0.67	0.06	18.1	0.01	10.5	1.35
	Measured+Indicated	143,300	3.27	0.80	0.53	0.06	16.3	0.01	10.4	1.20
	Inferred	470,500	3.27	1.20	0.88	0.09	26.4	0.01	11.9	1.84
0.50	Measured	20,600	3.27	0.83	0.16	0.06	15.4	0.03	10.8	1.03
	Indicated	73,400	3.27	1.13	0.91	0.09	23.7	0.02	11.6	1.77
	Measured+Indicated	94,000	3.27	1.06	0.74	0.08	21.9	0.02	11.4	1.61
	Inferred	400,600	3.27	1.37	1.01	0.10	29.9	0.02	12.3	2.11
0.75	Measured	14,300	3.27	0.97	0.18	0.07	18.5	0.03	12.4	1.21
	Indicated	66,200	3.27	1.21	0.98	0.09	25.2	0.02	11.9	1.89
	Measured+Indicated	80,500	3.27	1.16	0.84	0.09	24.0	0.02	12.0	1.77
	Inferred	365,400	3.27	1.48	1.05	0.11	32.1	0.02	12.5	2.25
1.00	Measured	12,300	3.27	1.01	0.18	0.08	19.4	0.03	13.1	1.26
	Indicated	61,700	3.27	1.25	1.02	0.10	26.2	0.02	12.2	1.97
	Measured+Indicated	74,000	3.27	1.21	0.88	0.09	25.1	0.02	12.3	1.85
	Inferred	342,700	3.27	1.55	1.07	0.11	33.5	0.02	12.7	2.34
1.25	Measured	5,900	3.27	1.13	0.18	0.09	22.7	0.03	14.1	1.40
	Indicated	42,700	3.27	1.43	1.35	0.12	30.5	0.02	12.7	2.34
	Measured+Indicated	48,600	3.27	1.39	1.21	0.11	29.5	0.02	12.9	2.23
	Inferred	287,100	3.27	1.69	1.21	0.12	36.4	0.02	13.1	2.57
1.50	Measured	600	3.27	1.24	0.16	0.12	23.8	0.04	14.6	1.52
	Indicated	30,200	3.27	1.59	1.74	0.14	34.7	0.01	12.9	2.74
	Measured+Indicated	30,900	3.27	1.59	1.71	0.14	34.5	0.01	12.9	2.72
	Inferred	200,900	3.27	1.96	1.62	0.15	41.3	0.01	13.6	3.09
1.75	Indicated	20,600	3.27	1.83	2.19	0.18	41.0	0.01	13.8	3.25
	Inferred	151,600	3.27	2.26	1.86	0.18	48.3	0.01	14.7	3.57
2.00	Indicated	15,900	3.27	2.15	2.26	0.21	47.6	0.01	14.7	3.66
	Inferred	134,300	3.27	2.40	1.97	0.20	51.7	0.01	15.3	3.79
2.25	Indicated	15,300	3.27	2.21	2.24	0.22	48.9	0.01	14.9	3.72
	Inferred	130,000	3.27	2.43	2.01	0.20	52.4	0.01	15.3	3.85
2.50	Indicated	14,900	3.27	2.25	2.21	0.22	49.7	0.01	15.0	3.76
	Inferred	128,300	3.27	2.44	2.02	0.20	52.6	0.01	15.5	3.87

Table 12: Details of resources in the Mix zone with variable cutoff grade

Resources of the Increible zone (Inc) of the Bolivar Project

The Cutoff applied in the Increible %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	118,900	3.27	0.54	0.38	0.01	18.4	0.04	2.2	0.85
	Indicated	297,900	3.27	0.68	0.45	0.01	15.6	0.03	2.1	1.01
	Measured+Indicated	416,800	3.27	0.64	0.43	0.01	16.4	0.03	2.1	0.97
	Inferred	349,300	3.27	0.75	0.43	0.01	15.8	0.03	1.0	1.07
0.25	Measured	97,700	3.27	0.65	0.46	0.01	21.7	0.05	2.3	1.02
	Indicated	273,600	3.27	0.74	0.48	0.01	16.9	0.03	2.1	1.10
	Measured+Indicated	371,300	3.27	0.71	0.48	0.01	18.1	0.04	2.2	1.08
	Inferred	342,300	3.27	0.77	0.43	0.01	16.1	0.03	1.0	1.09
0.50	Measured	82,800	3.27	0.72	0.53	0.01	22.9	0.05	2.4	1.14
	Indicated	246,000	3.27	0.79	0.53	0.01	17.5	0.03	2.2	1.18
	Measured+Indicated	328,700	3.27	0.78	0.53	0.01	18.9	0.04	2.3	1.17
	Inferred	294,500	3.27	0.86	0.49	0.01	16.1	0.03	1.0	1.21
0.75	Measured	56,300	3.27	0.87	0.72	0.01	22.9	0.05	2.3	1.38
	Indicated	183,700	3.27	0.91	0.64	0.01	19.5	0.03	2.3	1.36
	Measured+Indicated	240,000	3.27	0.90	0.66	0.01	20.3	0.04	2.3	1.37
	Inferred	207,100	3.27	1.02	0.60	0.02	18.7	0.03	1.1	1.45
1.00	Measured	39,200	3.27	1.00	0.91	0.01	23.5	0.05	2.1	1.61
	Indicated	136,500	3.27	1.02	0.74	0.01	22.3	0.04	2.2	1.54
	Measured+Indicated	175,800	3.27	1.01	0.78	0.01	22.6	0.04	2.2	1.55
	Inferred	165,300	3.27	1.12	0.66	0.02	20.8	0.04	1.1	1.59
1.25	Measured	29,400	3.27	1.09	1.03	0.01	25.2	0.05	2.1	1.78
	Indicated	81,300	3.27	1.23	0.82	0.02	25.7	0.04	2.0	1.81
	Measured+Indicated	110,800	3.27	1.19	0.88	0.02	25.6	0.04	2.0	1.80
	Inferred	106,900	3.27	1.34	0.67	0.02	23.6	0.04	0.9	1.84
1.50	Measured	19,200	3.27	1.25	1.13	0.01	28.1	0.05	2.0	2.00
	Indicated	49,900	3.27	1.47	0.89	0.02	29.1	0.05	2.0	2.11
	Measured+Indicated	69,100	3.27	1.40	0.96	0.02	28.8	0.05	2.0	2.08
	Inferred	53,200	3.27	1.73	0.78	0.03	29.5	0.05	1.3	2.33
1.75	Measured	13,900	3.27	1.35	1.14	0.02	31.0	0.06	2.0	2.13
	Indicated	32,700	3.27	1.59	1.04	0.02	36.0	0.06	2.1	2.35
	Measured+Indicated	46,600	3.27	1.52	1.07	0.02	34.5	0.06	2.1	2.29
	Inferred	42,700	3.27	1.82	0.91	0.03	33.3	0.05	1.4	2.51
2.00	Measured	3,700	3.27	2.05	1.05	0.03	51.2	0.08	2.2	2.92
	Indicated	19,600	3.27	1.88	0.99	0.03	45.9	0.07	1.9	2.68
	Measured+Indicated	23,300	3.27	1.90	1.00	0.03	46.7	0.07	2.0	2.72
	Inferred	36,100	3.27	1.93	0.90	0.04	36.3	0.06	1.4	2.63
2.25	Measured	3,300	3.27	2.12	1.07	0.03	55.3	0.09	2.1	3.03
	Indicated	15,900	3.27	1.95	1.07	0.03	48.1	0.08	1.8	2.81
	Measured+Indicated	19,200	3.27	1.98	1.07	0.03	49.3	0.08	1.9	2.85
	Inferred	34,200	3.27	1.95	0.91	0.04	36.2	0.06	1.4	2.66
2.50	Measured	2,900	3.27	2.18	1.14	0.03	57.3	0.09	2.1	3.14
	Indicated	10,600	3.27	2.05	1.19	0.03	56.0	0.09	2.0	3.02
	Measured+Indicated	13,500	3.27	2.07	1.18	0.03	56.3	0.09	2.0	3.05
	Inferred	22,000	3.27	1.99	1.01	0.04	42.7	0.07	1.6	2.79

***: Low Fe is sometimes due to lack of assays*

Table 13: Details of resources in the La Increible zone with variable cutoff grade

Resources of the Bolivar North-West zone (BNW) of the Bolivar Project

The Cutoff applied in the Bolivar NW %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	92,000	3.27	0.47	1.38	0.17	13.9	0.01	0.0	1.31
	Indicated	98,500	3.27	0.52	0.98	0.22	14.2	0.00	0.0	1.18
	Measured+Indicated	190,500	3.27	0.50	1.17	0.20	14.0	0.01	0.0	1.24
	Inferred	309,800	3.27	0.63	0.33	0.33	20.6	0.00	0.0	1.04
0.25	Measured	87,900	3.27	0.49	1.43	0.18	14.4	0.01	0.0	1.36
	Indicated	87,500	3.27	0.58	1.09	0.24	15.6	0.00	0.0	1.30
	Measured+Indicated	175,400	3.27	0.53	1.26	0.21	15.0	0.01	0.0	1.33
	Inferred	288,200	3.27	0.67	0.35	0.35	21.8	0.00	0.0	1.10
0.50	Measured	74,000	3.27	0.55	1.62	0.20	16.0	0.01	0.0	1.54
	Indicated	72,300	3.27	0.67	1.26	0.28	17.6	0.01	0.0	1.50
	Measured+Indicated	146,300	3.27	0.61	1.44	0.24	16.8	0.01	0.0	1.52
	Inferred	262,800	3.27	0.71	0.37	0.38	23.3	0.00	0.0	1.18
0.75	Measured	65,000	3.27	0.59	1.77	0.22	16.9	0.01	0.0	1.66
	Indicated	58,500	3.27	0.78	1.41	0.32	19.4	0.00	0.0	1.72
	Measured+Indicated	123,400	3.27	0.68	1.60	0.27	18.1	0.01	0.0	1.69
	Inferred	136,100	3.27	1.01	0.61	0.64	29.3	0.00	0.0	1.72
1.00	Measured	52,700	3.27	0.65	2.01	0.23	17.7	0.01	0.0	1.85
	Indicated	53,100	3.27	0.83	1.46	0.34	20.3	0.00	0.0	1.80
	Measured+Indicated	105,900	3.27	0.74	1.73	0.28	19.0	0.01	0.0	1.82
	Inferred	120,600	3.27	1.10	0.58	0.70	31.5	0.00	0.0	1.83
1.25	Measured	39,200	3.27	0.76	2.25	0.27	19.5	0.01	0.0	2.10
	Indicated	45,000	3.27	0.92	1.48	0.37	21.9	0.00	0.0	1.93
	Measured+Indicated	84,200	3.27	0.85	1.84	0.33	20.8	0.01	0.0	2.01
	Inferred	112,400	3.27	1.15	0.56	0.73	32.8	0.00	0.0	1.88
1.50	Measured	32,700	3.27	0.80	2.45	0.29	19.9	0.01	0.0	2.25
	Indicated	35,200	3.27	1.06	1.43	0.43	24.5	0.00	0.0	2.08
	Measured+Indicated	67,900	3.27	0.93	1.92	0.36	22.3	0.01	0.0	2.16
	Inferred	99,700	3.27	1.20	0.53	0.77	34.4	0.00	0.0	1.95
1.75	Measured	19,600	3.27	1.00	2.74	0.39	23.3	0.01	0.0	2.66
	Indicated	22,100	3.27	1.36	1.21	0.61	30.5	0.00	0.0	2.36
	Measured+Indicated	41,700	3.27	1.19	1.93	0.51	27.1	0.01	0.0	2.50
	Inferred	77,300	3.27	1.34	0.33	0.86	39.9	0.00	0.0	2.05
2.00	Measured	15,500	3.27	1.15	2.79	0.45	26.5	0.01	0.0	2.87
	Indicated	17,600	3.27	1.45	1.21	0.64	32.8	0.00	0.0	2.49
	Measured+Indicated	33,100	3.27	1.31	1.95	0.55	29.8	0.01	0.0	2.67
	Inferred	54,800	3.27	1.38	0.35	0.85	44.2	0.00	0.0	2.13
2.25	Measured	12,700	3.27	1.22	2.94	0.49	27.6	0.01	0.0	3.03
	Indicated	8,600	3.27	1.57	2.06	0.47	25.7	0.01	0.0	2.93
	Measured+Indicated	21,300	3.27	1.36	2.58	0.48	26.8	0.01	0.0	2.99
	Inferred	6,900	3.27	1.47	2.01	0.45	18.1	0.00	0.0	2.74
2.50	Measured	11,000	3.27	1.28	3.01	0.50	27.2	0.01	0.0	3.13
	Indicated	6,900	3.27	1.70	2.06	0.48	25.2	0.01	0.0	3.06
	Measured+Indicated	18,000	3.27	1.44	2.64	0.49	26.4	0.01	0.0	3.10
	Inferred	6,100	3.27	1.49	2.08	0.44	17.3	0.00	0.0	2.79

***: Low Fe is sometimes due to lack of assays*

Table 14: Details of resources in the Bolivar NW zone with variable cutoff grade

Resources of the Lower Skarn (LS) of the Bolivar Project

The Cutoff applied in the LS %Cueq is variable*

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Measured	283,300	3.27	0.73	0.09	0.22	15.4	0.02	12.1	0.94
	Indicated	611,500	3.27	0.64	0.08	0.16	13.0	0.01	10.6	0.82
	Measured+Indicated	894,800	3.27	0.67	0.08	0.18	13.7	0.01	11.1	0.86
	Inferred	28,615,000	3.27	0.33	0.10	0.08	6.4	0.00	7.2	0.45
0.25	Measured	251,000	3.27	0.81	0.10	0.24	17.2	0.02	13.6	1.05
	Indicated	517,100	3.27	0.75	0.09	0.19	15.1	0.01	12.0	0.96
	Measured+Indicated	768,000	3.27	0.77	0.09	0.21	15.8	0.01	12.5	0.99
	Inferred	17,341,200	3.27	0.49	0.15	0.12	9.5	0.01	9.8	0.67
0.50	Measured	201,900	3.27	0.93	0.11	0.28	20.0	0.02	15.3	1.21
	Indicated	385,900	3.27	0.90	0.10	0.23	18.0	0.01	13.8	1.15
	Measured+Indicated	587,800	3.27	0.91	0.10	0.25	18.7	0.02	14.3	1.17
	Inferred	8,306,200	3.27	0.75	0.19	0.16	14.5	0.01	12.5	0.99
0.75	Measured	159,000	3.27	1.06	0.12	0.32	22.6	0.02	17.1	1.37
	Indicated	281,600	3.27	1.07	0.10	0.27	20.9	0.02	15.6	1.35
	Measured+Indicated	440,600	3.27	1.06	0.11	0.29	21.5	0.02	16.2	1.36
	Inferred	4,284,500	3.27	1.08	0.16	0.23	20.8	0.01	15.1	1.37
1.00	Measured	125,500	3.27	1.17	0.12	0.36	23.1	0.02	18.3	1.50
	Indicated	215,800	3.27	1.19	0.11	0.31	22.1	0.02	16.6	1.49
	Measured+Indicated	341,300	3.27	1.18	0.12	0.33	22.5	0.02	17.2	1.50
	Inferred	3,196,000	3.27	1.22	0.16	0.26	23.2	0.01	16.4	1.54
1.25	Measured	92,000	3.27	1.29	0.13	0.39	23.2	0.02	19.4	1.64
	Indicated	143,500	3.27	1.34	0.13	0.35	23.7	0.02	17.6	1.68
	Measured+Indicated	235,400	3.27	1.32	0.13	0.36	23.5	0.02	18.3	1.66
	Inferred	2,039,700	3.27	1.41	0.18	0.31	26.7	0.01	17.6	1.78
1.50	Measured	58,000	3.27	1.41	0.15	0.41	24.5	0.02	20.0	1.79
	Indicated	80,900	3.27	1.56	0.14	0.39	25.0	0.02	18.4	1.92
	Measured+Indicated	139,000	3.27	1.50	0.14	0.40	24.8	0.02	19.1	1.86
	Inferred	1,252,800	3.27	1.63	0.17	0.37	29.8	0.01	18.6	2.04
1.75	Measured	29,400	3.27	1.55	0.16	0.44	26.6	0.02	20.0	1.96
	Indicated	54,400	3.27	1.69	0.15	0.39	25.7	0.03	17.0	2.07
	Measured+Indicated	83,800	3.27	1.64	0.16	0.41	26.0	0.02	18.0	2.03
	Inferred	836,700	3.27	1.81	0.17	0.42	32.5	0.01	19.2	2.24
2.00	Measured	11,000	3.27	1.68	0.18	0.45	27.9	0.04	15.2	2.11
	Indicated	31,500	3.27	1.83	0.16	0.38	25.9	0.03	16.4	2.21
	Measured+Indicated	42,500	3.27	1.79	0.16	0.40	26.4	0.03	16.1	2.18
	Inferred	485,600	3.27	2.04	0.19	0.42	37.9	0.01	20.4	2.52
2.25	Measured	400	3.27	2.06	0.24	0.34	31.1	0.00	28.9	2.49
	Indicated	6,900	3.27	2.20	0.18	0.27	32.5	0.01	22.4	2.59
	Measured+Indicated	7,400	3.27	2.19	0.18	0.27	32.4	0.01	22.8	2.59
	Inferred	338,900	3.27	2.20	0.19	0.39	41.1	0.01	21.0	2.69

Table 15: Details of resources in the LS with variable cutoff grade

Inferred resources in the EndoSkarn (ES) of the Bolivar Project

*Resources of the ES are based on one hole with other holes nearby that does not intersect mineralization: DB07B225, 47.9m @ 1.63 Cueq**

Cutoff on the %Cueq	Classification	Tonnes	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.50	Inferred	72,000	3.52	1.33	0.17	0.06	30.03	0.05	6.6	1.63

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

Table 16: Resources in the EndoSkarn with a cutoff grade of about 1.33% CuEq

17- Other Relevant Data and Information

There is no other relevant data and information for this report.

18- Interpretation and Conclusions

Geostat has updated the Mineral Resources of the Bolivar deposit using the database up to December 31st 2007. This report presents this resource.

The drilling done between July 31st, 2007 and December 31st, 2008 (5 months) represents 64 drill holes totalling about 15,000m. It improved the resources and improved the understanding of the deposit.

Since the last report, total resources in the US with Mix, Bolivar NW, Increible and EndoSkarn are about the same tonages for Measured and Indicated with a slight increase in grade. We conclude that the new drilling permited to replace the mineral mined during the same 5 months. The Inferred resource of these mineral deposits increased from about 274,600 tonnes at 5.67% CuEq to 387,900 tonnes at 4.70% CuEq. It represents a 17% increase in CuEq total weight.

As for the LS, the new drilling permited to classify some resources as Measured and Indicated compared to only Inferred in 2007.

The survey of the mine was done by a contractor as suggested by Geostat in the last report.

The conclusion is to recommend to Dia Bras to continue taking all the steps to advance the property to the next phases that should confirm the results of the Preliminary Economic Assessment study.

19- Recommendations

1. Surface and underground diamond drill holes must be re-surveyed with accuracy.

2. The topography surrounding drill holes should also be surveyed and permanent benchmarks shall be provided.

3. The drilling should be systematical in order to facilitate geological interpretation.

4. Drill holes deviation data should be collected using modern technical devises.

5. As stated in the PEA of July 31st, 2007 by Geostat:

    a. A rock mechanic study should be conducted to determine an acceptable stope and pillar safe design, especially in the low dipping lower skarn zone.

    b. An exploratory drill hole should be done before selecting the location of the main ventilation raise.

    c. Additional detailed information should be collected in the lower skarn area where the ore is exposed to surface in order to study the possibility of mining by open cut a portion of the resources.

    d. Before selecting the mill equipments, the blending of the mill feed has to be established to take in consideration the large variation of the copper and zinc content in the ore.

6. Drill holes of 350m meters are required in the LS, 200 holes would be required to cover the richest part with 25m x 25m grid covering. This makes a total of 70,000m of drilling from surface. Some drilling could be done from a ramp (See PEA of July 31st, 2007 by Geostat). The next figure illustrates the grid patern of 25m x 25 required.



Figure 31: Example of needed interception points at depth (plan view)

In this figure, the blue dots represents the intercepts of holes presently in the El Gallo area at elevation Z=1895m. That elevation is about the elevation of the most recently discovered high grade zones. The red circles correspond to a fill in patern (for intercepts, not necessarily collars) to complete the coverage of continuous intercepts on a 25m x 25m grid.

20- References

Agnerian, H. 2005, Technical Report on the Bolivar Cu-Zn Project, Mexico: Report by Scott Wilson RPA for Dia Bras Explorations Inc., October 25, 2005.

Alvarado, A. D., 2003, Topografia en General; Report for Polo y Ron Minerales, S.A. de C.V., December 10, 2003.

CCN Matthews News Releases, 2006.

Camus, Y., Geostatr Systems International Inc., 2007, Preliminary Economic Assessment on the Bolivar Project, July 31st, 2007.

Carlos, L.P., 2005, Personal Communication.

Consejo de Recursos Minerales, 2004, Determination of Mineralogical Constituents of Bolivar Samples: Work for Dia Bras Mexicana S. de R.L. de C.V., 2004.

Consejo de Recursos Minerales, 1994, Monografia Geológico-Minera del Estado de Chihuahua, Publicación M-14e, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, 297 pp.

Dia Bras Exploration Inc., 2007, Miscellaneous Technical Documents.

Dia Bras Exploration Inc., 2006, Miscellaneous Technical Documents.

Dia Bras Exploration Inc., 2004, Purchase Agreement with Minera Senda de Plata S.A. de C.V. Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Dia Bras Exploration Inc., 2003a, Miscellaneous Technical Documents, Drill Sections and Assay Results.

Dia Bras Exploration Inc., 2003b, Press Releases, November 2003.

Exmin Resources Ltd., 2006, Press Releases.

Flores, F.F., 2003, Statement by Notary Public Regarding Legal Status of Dia Bras

Mexicana S. de R.L y C.V., December 3, 2003.

Francisco Gold Corp., 2002, Annual Information Form for the Year Ended December 31, 2001; Internal Company Document, May 17, 2002.

Garcia, O.B., 2004, Statement by Notary Public Regarding Legal Status of Sr. Javier

Octavio Bencomo Muñoz, July, 9, 2004.

Goodell, P., 2003, Evaluation Report for the Santa Maria & Florida Projects, Batopilas

Mining District, State of Chihuahua, Mexico; Report for Dia Bras Exploration Inc., September 2003.

Gosselin, R., 2004, Letter to Sr. Javier Octavio Bencomo Muñoz: Purchase Agreement between Da Bras Mexicana, S. de R.L. and Sr. Javier Octavio Bencomo Muñoz Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Marc Rich & Co. Investment AG, 2005, Smelter Contracts for Copper and Zinc Concentrates, with Dia Bras Mexicana S. de R.L. de C.V., 2005.

Martinez, V.M.G., 1983, Informe Geológico Prospecto Piedras Verdes, Municipio Urique, Chihuahua; Report for Mr. Bencomo and Minerales Nacionales de Mexico, S.A., January 4, 1983.

Medrano, L., 2005, Personal Communication.

Meyer, C. and Hemley, J.J., 1967, Wall Rock Alteration, *in* Geochemistry of Hydrothermal Ore Deposits, H.L. Barnes (Ed): Holt, Rinehart and Winston, Inc., 1967, pp. 194-196.

Muñoz, E.F., 2005, Legal Status of Dia Bras Exploration Properties in the State of Chihuahua: Personal Communication, June 2005.

Nofrieta, D. F., 1989, Informe Geológico Area Piedras Verdes por Cobre, Zinc-Plata Municipio de Urique, Chihuahua; Report for Compañía Minera Piedras Verdes, October 1989.

Nichromet Extraction Inc., 2003, Information on Nichromet Extraction Inc.; Information from Company Website, October 22, 2003.

Park, C.F. and MacDiarmid, R.A., 1964, Ore Deposits: W.H. Freeman and Company, 1964, pp. 250-256.

Perez, J.A. de la Cruz, Guzman, E. S. and Duran, H. A. Miramontes, 1994, Informe Geológico – Minero del Lote Piedras Verdes, (Fiemech); Consejo de Recursos Minerales, Gerencia Regional Zona Noreste, Residencia Chihuahua, Internal Report, January 1994.

Ray, G.E. and Webster, I.C.L., 1991, An Overview of Skarn Deposits, *in* Ore Deposits, tectonics and Metallogeny in the Canadian Cordillera: British Columbia ministry of Energy, Mines and Petroleum Resources Paper 1991-4, pp. 213-252.

Robyn, T.R., 2006, Personal Communication.

Rodriguez, J. L., 2004, Report on Santa Maria and

St. Michel, A., 2006, Personal Communication.

Stanton, R.L., 1972, Ore Petrology: McGraw-Hill, Inc., 1972, pp.616-619.

Tyler Resources Inc., 2007, Press Releases.

Vargas, J.C. et al, 1994, Monografia Geológico-Minera del Estado de Chihuahua: Consejo de Recursos Minerales, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, Publicación M-14e, Monografías Geológico-Mineras, 1994.

Velazquez, M. H. and Fragoso, A. S., 1987, Estudio Geológico Minero del Área de Asignación La Florida II, Municipio de Urique, Estado de Chihuahua; Consejo de Recursos Minerales, Residencia Chihuahua, April 1987.

Villegas, R.M., 2007, Personal Communication.

Villegas, R.M., 2006, Personal Communication.

Villegas, R.M., 2005, Personal Communication.

Wilkerson, G., Qinping, D., Llanova, R. and Goodell, P., 1988, Batopilas Mining District, Chihuahua, Mexico; Economic Geology, Vol. 83, pp. 1721-1735.

21- Date and Signature Page

Resources Report
April 2008
Bolivar Project
Chihuahua Province, Mexico
Dia Bras Exploration Inc.

This report had been prepared by Yann Camus, Eng. on April 17th, 2008

Signed

Yann Camus, Eng.

Appendix 1: Certificate of Yann Camus, Eng.

CERTIFICATE OF AUTHOR

a) Yann Camus, Eng.
6285 Chambord, Montréal (Québec) H2G 3B8
Email : ycamus@geostat.com
I work for:
Systèmes Géostat International Inc.
10, boul. de la Seigneurie Est, Suite 203, Blainville (Québec) J7C 3V5

b) This certificate applies to the report titled "Resources Report - April 2008 - Bolivar Project - Chihuahua Province, Mexico - Dia Bras Exploration Inc.". and dated 17th of April 2008

c) I have worked as a geological engineer for over 6 years with Geostat and did mineral resource estimations since then. I graduated with a geological engineer degree from the "École Polytechnique de Montréal" in 2000. I am a member of the Ordre des ingénieurs du Québec. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association, as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43 -101.

d) I visited the Bolivar property from August 1th to August 3rd of 2007 for the visit of the camp, the mine, gathering of documents and independent sampling of 30 drill hole core intervals, I returned from febuary 8th to febuary 11th of 2008 for a current site visit.

e) I am responsible for the preparation of all the section of this report titled "Resources Report - April 2008 - Bolivar Project - Chihuahua Province, Mexico - Dia Bras Exploration Inc.".

f) I certify that there is no circumstance that could interfere with my judgment regarding the preparation of this technical report.

g) I have had to work on this project in 2007 for the preparation of a PEA.

h) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i) To my best knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 17th Day of April 2008

Signed

____

Yann Camus, Eng

Appendix 4: Digital Data on a CDROM

File No. 82-34990

DIA BRAS exploration

RECEIVED

2008 MAY 23 A 6:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX Venture Exchange - DIB
No. 8- 2008

Dia Bras: New Agreement with Compañia Minera Cusi

Montréal, Québec – April 23, 2008 – Dia Bras Exploration Inc. (DIB: TSX-V) reports having entered into a new agreement with Compañia Minera Cusi, a Mexican private company ("Minera Cusi") regarding several properties covering 1,133.5 hectares (Santa Edwiges and Promontorio sector) (the "Properties").

Pursuant to the new agreement, the Company is now purchasing instead of having an option to purchase, the Properties for US$3,060,000 The purchase price is payable as follows: US$500,000 on signature of the new agreement,US$500,000 in November 2008 and four quarterly installments of US$515,000 until the end of December 2009. Minera Cusi retains the right to the sliding scale royalty consisting of a 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or a 3% NSR if the price of silver exceeds US$11.00 per ounce.

Director resigns

Dia Bras also announces that André St-Michel has resigned from the Board of Directors effective as of April 11, 2008. The Board does not have any immediate plans to replace Mr. St-Michel.

Stock option

The Board granted a total of 300,000 options to purchase common shares in the Company to two executive members. All options have an exercise price of $0.61 and an exercise period of five years and a hold period of four months

About Dia Bras

Dia Bras is a Canadian exploration mining Company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

Nathalie Dion
Investor Relations
Dia Bras Exploration
(514) 393-8875 ext. 241

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Dia Bras Exploration Inc

Fiscal year end date used to calculate capitalization: December 31,2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end		(i) 111,371,269	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		(ii) $1.09	
Market value of class or series	(i) X (ii) =		(A) $121,394,683
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)			(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$121,394,683

Participation Fee $6,700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \quad \text{X} \quad \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ________$$

Late Fee, if applicable
(As determined under section 2.5 of the Rule) $67.00

DIA BRAS
exploration

Suite 2750
600, de Maisonneuve Blvd. West
Montreal, Quebec
Canada H3A 3J2

Telephone: (514) 393-8875
Fax : (514) 393-8513

Form 52-109F1 – Certification of Annual Filings

I, **DANIEL TELLECHEA**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** ("the issuer") for the year ended December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2008

DANIEL TELLECHEA
Chief Executive Officer

END